CONFIDENTIAL SUBMISSION

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended June 30, 2002

                         Commission file number 0-______

                                BRESAGEN LIMITED
             (Exact Name of Registrant as Specified in its Charter)

                                    AUSTRALIA
                 (Jurisdiction of Incorporation or Organization)

                                       N/A
                 (Translation of Registrant's name into English)

                               8 DALGLEISH STREET
                                THEBARTON SA 5031
                                    AUSTRALIA
          TELEPHONE: 011-61-8-8234-2660; FACSIMILE: 011-61-8-8234-6268
               (Address of principal executive offices) (Zip code)

 Securities registered or to be registered pursuant to Section 12(b) of the Act

                                      None

           Securities registered pursuant to Section 12(g) of the Act:

                               Title of each class
                                 Ordinary shares
                  American Depositary Shares each representing
        10 Ordinary Shares and evidenced by American Depositary Receipts

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act:

                                      None

The total number of issued shares of each class of stock of BresaGen Limited as of December 31, 2002 was:

                           54,498,560 Ordinary Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for
the past 90 days. Yes [ ]      No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow Item 17 [ ] Item 18 [X].

            Please send copies of notices and communications from the
                     Securities and Exchange Commission to:

                                  Ross Kaufman
                             Greenberg Traurig, LLP
                     200 Park Avenue - New York - NY - 10166

                                TABLE OF CONTENTS

Part I

         Item 1.  Identity of Directors, Senior Management and Advisers
         Item 2.  Offer Statistics and Expected Timetable
         Item 3.  Key Information
         Item 4.  Information on the Company
         Item 5.  Operating and Financial Review and Prospects
         Item 6.  Directors, Senior Management and Employees
         Item 7.  Major Shareholders and Related Party Transactions
         Item 8.  Financial Information
         Item 9.  The Offer and Listing
         Item 10. Additional Information
         Item 11. Quantitative and Qualitative Disclosures About Market Risk
         Item 12. Description of Securities Other Than Equity Securities

Part II

         Item 13. Defaults, Dividend Arrearages and Delinquencies
         Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds
         Item 15. [Reserved]
         Item 16. [Reserved]

Part III

         Item 17. Financial Statements
         Item 18. Financial Statements
         Item 19. Exhibits

                                  INTRODUCTION

     In this Registration Statement, the "Company," "BresaGen," "we," "us" and "our" refer to BresaGen Limited.

     References to the "ADSs" are to our ADSs described in Item 12.D, "American Depositary Shares," and references to the "Ordinary Shares" are to our ordinary shares described in Item 10.A, "Share Capital."

     We prepare consolidated financial statements in Australian dollars in accordance with Australian GAAP, and they are referred to herein as the "Financial Statements." In this Registration Statement, references to "A$" are to Australian dollars and references to "$" and "U.S. dollars" are to United States dollars. On June 30, 2002, the commercial exchange rate (buy) was $.5636 = $A1.00 and on June 30, 2003 such commercial exchange rate was $.6667 = $A1.00.

     Our fiscal year ends on June 30, and references in this Registration Statement to any specific fiscal year are to the twelve month period ended June 30 of such year.

     This Registration Statement contains forward-looking statements that involve risks and uncertainties. We use words such an "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. This Registration Statement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of electronic commerce and related service markets and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Registration Statement. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described below under the caption "Risk Factors" and elsewhere in this Registration Statement.

     Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this Registration Statement, including, without limitation, in conjunction with the forward-looking statements included in this Registration Statement and specifically under Item 3.D, "Risk Factors."

     All subsequent written and oral forward-looking statements attributable to BresaGen are expressly qualified in their entirety by reference to these cautionary statements.


                                    GLOSSARY


510(k)approval                   Approval by the FDA to market medical devices
                                 within the United States.

API                              Active Pharmaceutical Ingredient

AML                              Acute myeloid leukemia

ASIC                             Australian Securities and Investments Commission

ASX                              Australian Stock Exchange Limited.

Cell differentiation Process by which cells change from immature precursor forms to mature cells with all appropriate characteristics and functions.

Cell Therapy                     Using living cells as therapeutic
                                 agents; these cells may be derived from stem
                                 cells (that are capable of generating a wide
                                 range of different cell types), and may be
                                 genetically manipulated, to add gene therapy
                                 treatments to the cell therapy approach.

Clinical trials                  Studies that test drug safety and efficacy prior to
                                 registration. CMML Chronic myelemonocytic
                                 leukemia CNS Central nervous system CST canine
                                 Somatotropin (alternative name for growth
                                 hormone) E21R A protein drug that is a modified
                                 form of the human hormone GM-CSF; E21R
                                 is produced in bacteria by BresaGen, and has
                                 undergone trials as a potential anti-cancer and
                                 RA drug.

Efficacy The effectiveness of a drug in treating a disease.

EMEA                             The European Agency for the Evaluation of
                                 Medicinal Products

EquiGen(R)                       equine Growth Hormone, a registered drug of
                                 BresaGen

ES Cells Embryonic Stem cells: cells derived from animals or human, and modified by cell culture, that have the capacity to differentiate into all possible cell types.

FDA                              US Food and Drug Administration

Growth Hormone                   A naturally-occurring protein hormone
                                 having a range of functions in animals and
                                 humans relating to growth and metabolism.

GM-CSF                           Granulocyte macrophage colony stimulating factor



GMP Good Manufacturing Practice: relating to facilities or activities that conform to government regulations regarding appropriate production practices. hGH human Growth Hormone

IND                              Investigational new drug

IP                               Intellectual property

MRI                              Magnetic resonance imaging

NHMRC                            National Health and Medical Research Council

NRA                              National Registration Authority: the Australian
                                 Federal Government organisation responsible for regulating agriculture and veterinary drugs, chemicals and devices. NIH US National
                                 Institute of Health

Proprietary                      Describes materials or technologies that are
                                 protected by patents or confidentiality.

RA                               rheumatoid arthritis

Recombinant                      Refers to molecules or techniques relating to
                                 genetic manipulation.

START Grant                      Australian Federal Government grant to
                                 support commercialisation of R&D; eligible
                                 expenditure is matched dollar-for-dollar by the
                                 government. Stem Cells Immature precursor cells
                                 capable of differentiating into a range of
                                 mature cell types, e.g. neuronal stem cells can
                                 differentiate into different types of mature
                                 nerve cells.

TGA                              Therapeutic Goods Administration: the
                                 Australian Federal Government organisation responsible for regulating human therapeutic drugs and devices.

Toxicology                       The study of the safety/toxicity of drugs in
                                 animals or humans.

Transgenics                      Relating to the generation or use of animals or
                                 plants that have been genetically manipulated
                                 to add genes.

Xenotransplantation              The practice of transplanting organs or tissues
                                 between different species, e.g. from pig to
                                 human.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 1.A DIRECTORS AND SENIOR MANAGEMENT

     The Directors of the Company are as follows:



                Name                          Position/Function                    Business Address
                ----                          -----------------                    ----------------

Peter R. Hart                         Independent Non-Executive                     8B Ringmer Drive
                                      Chairman                                      Burnside SA 5066

John R. Smeaton                       Chief Executive Officer                       111 Riverbend Road
                                                                                    Athens, GA 30605

Geoffrey N. Vaughan                   Independent Non-Executive Director            20 St. Georges Road
Retired April 2003                                                                  Upper Beaconsfield VIC 3808

John B. Harkness                      Independent Non-Executive Director            1/2A Delecta Avenue
                                                                                    Beauty Point NSW 2088

Christopher A. Juttner                Executive Director                            8 Dalgleish Street
                                                                                    Thebarton SA 5031

Rudy Mazzocchi                        Independent Non-Executive Director            2290 West Eau Gallie
                                                                                    Melbourne, FL  32395

John Kucharczyk                       Non-Executive Director                        1050 Lane Creek Ct., Bishop GA
                                                                                    USA 30621

With the exception of Allan Robins whose business address is 111 Riverbend Road, Athens, GA 30605 the business address of each Senior Manager of the Company is 8 Dalgleish Street, Thebarton SA 5031, Australia. The Senior Managers of the Company are as follows:


                Name                       Position/Function
                ----                       -----------------

Allan Robins                  Senior Vice President and Chief Technical Officer

Meera Verma                   Vice President and Chief Operating Officer

Gerard La Fontaine            Intellectual Property Counsel

Jackie Zanetti                Vice President Business Development

Linton Burns                  Vice President and Chief Financial Officer


ITEM 1.B ADVISERS

Lawyers:      Johnson Winter & Slattery
              211 Victoria Square
              Adelaide, SA 5000
              AUSTRALIA

              Greenberg Traurig, LLP
              200 Park Avenue
              New York, New York 10166

Patent Attorneys:

              Freehills Carter Smith Beadle
              101 Collins Street
              Melbourne, VIC 3000
              AUSTRALIA

              Sutherland Asbill & Brennan LLP
              999 Peachtree Street, NE
              ATLANTA GA 30309

              Mark A. Litman & Associates, P.A.
              York Business Center, Suite 205
              3209 West 76th Street
              Edina, MN
              USA 55435

ITEM 1.C AUDITORS

     The Company's auditors for the preceding three years have been KPMG, Chartered Accountants, whose address is 115 Grenfell Street, Adelaide, SA 5000, Australia.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

ITEM 3.A SELECTED FINANCIAL DATA

     The following selected consolidated financial information for the Company as at and for the fiscal years ended June 30, 2002, 2001, 2000, 1999 and 1998 is derived from and should be read in conjunction with, and is qualified in its entirety by reference to the respective audited Consolidated Financial Statements of the Company and the notes thereto, which were audited by KPMG, independent accountants. Our audited financial statements as of June 30, 2002 and 2001 and for the fiscal years ended June 30, 2002, 2001 and 2000 are included elsewhere in this Form 20-F. The statement of financial performance data for the six months ended December 31, 2002 and 2001, and the statement of financial position as at December 31, 2002 have been derived from our unaudited interim financial statements included elsewhere in this Registration Statement. In the opinion of management, the unaudited interim financial statements included have been prepared on the same basis as the audited financial statements and include all adjustments which management considers necessary for the fair presentation of our results of operations and cash flows for the interim periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year, or any future period.

     The Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in Australia ("Australian GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Note 31 of the June 30, 2002 Annual Financial Report and Note 17 of the interim unaudited Financial Report describe the principal differences between US GAAP and Australian GAAP as they relate to the Company, and includes a reconciliation to US GAAP of net loss, shareholders' equity and total assets.


(ALL amounts are in thousands of                                                                      AS OF AND FOR THE SIX MONTHS
Australian dollars ($000's),unless                                                                         ENDED DECEMBER 31,
otherwise stated)                                        AS OF AND FOR THE YEAR ENDED JUNE 30,               (UNAUDITED)
                                                     ----------------------------------------------   ------------------------------

                                                     2002      2001       2000     1999      1998           2002         2001
AMOUNTS IN ACCORDANCE WITH AUSTRALIAN GAAP
STATEMENT OF FINANCIAL PERFORMANCE DATA
REVENUE

Sales revenue                                        1,473     1,187        909       614         -            563          826
Government Grants                                    2,105     1,985        618       578       322          1,064        1,390
Contract research income                               747       817        609     1,785     2,364            581          370
Fee income                                             510       461          -        38        75              -          510
Interest income                                        964     1,296        677       109       224            275          564
Other income                                           250        25         18       112       242              -            1
                                                   --------------------------------------------------------------------------------
TOTAL REVENUE                                        6,049     5,771      2,831     3,236     3,227          2,483        3,661

EXPENSES

Cost of sales                                          555       639        488       123         -            227          234
Stock and WIP write-off                                267         -          -         -         -              -            -
Contract research expenditure                          756       843        630     1,785     2,364            693          436
Grant research expenditure                           4,408     3,945      1,010       846       806          1,761        2,125
Other research expenditure                           4,982     3,238      2,009     1,266     1,872          3,108        2,609
Write-off of intangibles                             2,583         -          -         -         -              -         -
Selling & marketing                                    615       412        260       225       122            217          402
Administration                                       3,744     3,190      1,776     1,186       555          2,551        1,804
                                                   --------------------------------------------------------------------------------
TOTAL EXPENSES                                      17,910    12,267      6,173     5,431     5,719          8,557        7,610

                                                   --------------------------------------------------------------------------------
NET LOSS                                           (11,861)   (6,496)    (3,342)   (2,195)   (2,492)        (6,074)      (3,949)
                                                   --------------------------------------------------------------------------------



(ALL amounts are in thousands of                                                               AS OF AND FOR THE SIX MONTHS
Australian dollars ($000's),unless                                                                  ENDED DECEMBER 31,
otherwise stated)                                  AS OF AND FOR THE YEAR ENDED JUNE 30,                (UNAUDITED)
                                              ----------------------------------------------   ------------------------------

                                                2002      2001       2000     1999      1998           2002         2001
AMOUNTS IN ACCORDANCE WITH AUSTRALIAN GAAP
STATEMENT OF FINANCIAL PERFORMANCE DATA
(CONTINUED)


BASIC AND DILUTED LOSS PER SHARE
Australian cents                                  22        14          11            18           20            11           7
                                              --------------------------------------------------------------------------------------
Weighted average number of ordinary
shares outstanding(1)                         54,341,190  46,371,664  29,313,967   12,348,186   12,348,186   54,496,657   54,239,645
                                              --------------------------------------------------------------------------------------

AMOUNTS IN ACCORDANCE WITH AUSTRALIAN GAAP
STATEMENT OF FINANCIAL POSITION DATA

Current Assets                                    17,408      26,757      15,755        1,783        3,658        9,606      23,919
Non-Current Assets                                17,064      17,975       6,777        4,696        4,845       22,937      18,036
Total Assets                                      34,472      44,732      22,532        6,479        8,503       32,543      41,955
Shareholders' equity                              31,866      43,231      21,116        1,033        3,228       25,828      39,719
No. of Shares (000's)                             54,449      53,893      35,275       12,348       12,348       54,499      54,399
Dividends  per Share                                   -           -           -            -            -            -          -

AMOUNTS IN ACCORDANCE WITH US GAAP

Net loss                                          10,091)    (18,340)     (4,580)         N/A          N/A       (5,066)     (4,151)
Total assets                                      22,073      30,025         N/A          N/A          N/A       20,766          N/A
Shareholders' equity                              18,620      28,094         N/A          N/A          N/A       13,604          N/A
BASIC AND DILUTED LOSS PER SHARE

Australian cents                                      18          40          16          N/A          N/A            9           8


________________________________
(1) On June 30, 1999 th eshare capital was
reconstructed so that the 6,762,770 shares issued and outstanding were subdivided so that 12,348,186 shares were issued and outstanding.



                                       10




RECONCILIATION OF AMOUNTS IN ACCORDANCE WITH AUSTRALIAN GAAP TO THE AMOUNTS IN ACCORDANCE WITH US GAAP

                                                                                                        AS OF AND FOR THE SIX MONTHS
                                                                                                             ENDED DECEMBER 31,
                                                  AS OF AND FOR THE YEAR ENDED JUNE 30,                         (UNAUDITED)
                                              ---------------------------------------------------       ----------------------------

                                               2002         2001        2000      1999      1998           2002           2001

NET LOSS PER AUSTRALIAN GAAP                  (11,861)     (6,496)        (3,342)   N/A     N/A            (6,074)       (3,949)

US GAAP adjustments
Stock compensation                               (121)       (375)        (1,172)   N/A     N/A               (14)          (61)
Intangibles                                     2,308     (10,918)            11    N/A     N/A               622            44
Revenue recognition                              (417)       (430)             -    N/A     N/A               400          (185)
Share issue costs                                 -          (121)           (77)   N/A     N/A                 -             -

NET LOSS PER US GAAP                          (10,091)    (18,340)        (4,580)   N/A     N/A            (5,066)       (4,151)



TOTAL ASSETS AS PER AUSTRALIAN GAAP            34,472      44,732            N/A     N/A    N/A            32,543           N/A

US GAAP adjustments
Write down of intangible assets               (12,399)    (14,707)           N/A     N/A    N/A           (11,777)          N/A

TOTAL ASSETS AS PER US GAAP                    22,073      30,025            N/A     N/A    N/A            20,766           N/A

SHAREHOLDERS' EQUITY PER AUSTRALIAN            31,866      43,231            N/A     N/A    N/A            25,828           N/A
GAAP

US GAAP adjustments
Decrease in total assets                      (12,399)    (14,707)           N/A     N/A    N/A           (11,777)           N/A
Increase in total liabilities                    (847)       (430)           N/A     N/A    N/A              (447)           N/A

SHAREHOLDERS' EQUITY PER US GAAP               18,620      28,094            N/A     N/A    N/A            13,604            N/A


                                       11


EXCHANGE RATES

     The following table sets forth, for the periods and dates indicated, information concerning the rates of exchange of A$1.00 into US$ based on the mid Australian buy and sell rate.


                                        At period             Average            High                   Low
                  Period ended                end             rate(a)
--------------------------------------------------------------------------------------------------------------
                                                                            US$ per A$1.00


                          1998                                  .6291
                          1999                                  .6447
                          2000                                  .5768
                          2001                                  .5130
                          2002                                  .5371
                     July 2002              .5436                                    .5682             .5349
                   August 2002              .5508                                    .5541             .5274
                September 2002              .5438                                    .5524             .5419
                  October 2002              .5534                                    .5592             .5429
                 November 2002              .5604                                    .5666             .5555
                 December 2002              .5625                                    .5660             .5591
                  January 2003              .5860                                    .5922             .5629
                 February 2003              .6053                                    .6072             .5846
                    March 2003              .6009                                    .6165             .5898
                    April 2003              .6188                                    .6212             .5982
                      May 2003              .6516                                    .6603             .6267
                     June 2003              .6667                                    .6728             .6542


                                       12


     (a) The average of the exchange rates on the last day of each month during the financial period.

ITEM 3.B CAPITALIZATION AND INDEBTEDNESS

     The following table sets forth our unaudited indebtedness and capitalization as of June 30, 2003:

                                                                  June 30, 2003

   INDEBTEDNESS

   Secured debt                                                     A$7,543,000
   Unsecured debt                                                       A$5,000
                                                         -----------------------
   Total debt                                                       A$7,548,000
                                                         -----------------------

   SHAREHOLDERS' EQUITY

   Share capital                                                   A$61,084,000
   Reserves                                                           A$234,000
   Accumulated Deficit                                           A$(39,600,000)
                                                         -----------------------
   Total Shareholders' equity                                      A$21,718,000
                                                         -----------------------

   TOTAL CAPITALIZATION (I)                                        A$28,866,000
   (i) Excludes short term debt of $400,000


The Company also has contingent debt in relation to further funding of the Company's new building of $A480,000.

ITEM 3.C REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

ITEM 3.D RISK FACTORS

     Before you purchase our ADSs, you should be aware that there are risks, including those described below. You should consider carefully these risk factors together with all of the other information contained elsewhere in this Registration Statement or incorporated by reference before you decide to purchase our ADSs.

OUR STOCK PRICE IS VOLATILE AND CAN FLUCTUATE SIGNIFICANTLY BASED ON EVENTS NOT IN OUR CONTROL AND GENERAL INDUSTRY CONDITIONS.

     The biotechnology sector is particularly vulnerable to abrupt changes in investor sentiment. Stock prices of companies in the biotechnology industry, including ours, can swing dramatically, with little relationship to operating performance. Our stock price may be affected by a number of factors including, but not limited to:

o        clinical trial results and other product development events;

o        the outcome of litigation;

o        decisions relating to intellectual property rights;

o        the entrance of competitive products into our market;

o changes in reimbursement policies or other practices related to the pharmaceutical industry; or

o        other industry and market changes or trends.

     Since our initial public offering in September 1999, the price of our Ordinary Shares has ranged from A$.22 to A$1.95 per share. These fluctuations can occur due to events within our control, regulatory actions such as government approval of products or reimbursements, and general market conditions affecting the biotechnology sector or the stock market generally.

CURRENCY FLUCTUATIONS MAY NEGATIVELY AFFECT OUR OPERATING RESULTS.

     Our operating results are reported in Australian dollars. The exchange rates between the Australian dollar and the U.S. dollar may fluctuate significantly.

     The impact of currency fluctuations in the Australian and US dollar exchange rates can impact the results of our operations and financial condition in the following ways:

o we currently fund our US operations with Australian dollars, therefore the lowering of the Australian dollar against the US dollar could adversely affect our cash reserves;

o we consolidate our US operation into the Australian holding company's accounts. Fluctuations in the Australian and US dollar exchange rates can impact our financial results.

LOSING SOME OR ALL OF OUR KEY PERSONNEL COULD HARM OUR BUSINESS.

     Our business depends substantially on the performance of our executive officers and key employees and consultants. Because of the specialized nature of our business, our success depends upon our ability to attract and retain highly-qualified personnel and to develop and maintain relationships with leading research institutions. The competition for those relationships and for experienced personnel amongst the biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions is intense. If we are unable to continue to attract and retain such personnel or relationships, our competitive position could be hurt.

THE FACT THAT WE DO NOT EXPECT TO PAY CASH DIVIDENDS MAY LEAD TO DECREASED PRICES FOR OUR STOCK.

     We have never paid a cash dividend on our Ordinary Shares and we do not anticipate paying any cash dividend in the foreseeable future. We intend to retain future cash earnings, if any, for reinvestment in the development and expansion of our business. Any credit agreements which we may enter into with institutional lenders may restrict our ability to pay cash dividends. Whether we pay cash dividends in the future will be at the discretion of our board of directors and will be dependent on our financial condition, results of operations, capital requirements and any other factors our board of directors decides are relevant. As a result, an investor will only recognize an economic gain on an investment in our stock from an appreciation in the price of our stock.

YOU MAY HAVE DIFFICULTY IN EFFECTING SERVICE OF LEGAL PROCESS AND ENFORCING JUDGMENTS AGAINST US AND OUR MANAGEMENT.

     We are incorporated under the laws of the State of South Australia and a substantial portion of our assets are located in Australia. In addition many of our directors and officers are non-resident of the United States and a substantial portion of such non-residents are located outside the United States. As a result it may not be possible to effect service of process within the United States upon such persons, including with respect to matters arising under the Securities Act of 1933, as amended (the "Securities Act").

     Further, it may be difficult for an investor, or any other person or entity, to enforce a U.S, court judgment based upon the civil liability provision of the U.S. federal securities laws in an Australian court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Australia.

AS A FOREIGN PRIVATE ISSUER WE DO NOT HAVE TO PROVIDE YOU WITH THE SAME INFORMATION AS AN ISSUER OF SECURITIES BASED IN THE UNITED STATES.

     Because we are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934 we are exempt from certain provisions of such act that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Securities Exchange Act of 1934, as amended (the "Exchange Act") regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time. Thus, you are not afforded the same protections or information, which would be made available to you, were you investing in a United States public corporation.

     However, in line with the Australian Stock Exchange regulations, we will disclose our semi annual results, which are required to have a limited review performed by independent auditors semi-annually and be fully audited annually. The information, which may have an effect on the stock price on the Australian Stock Exchange, will also be disclosed immediately in the public media and to the Australian Stock Exchange. Other relevant information pertaining to our company or us will also be disclosed in line with the Australian Stock Exchange regulations and information dissemination requirements for listed companies. Nevertheless, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States public corporation. Both the semi-annual results and any other material information that we are required to make public in Australia will be provided in the United States under the cover of Form 6-K.

YOU MAY NOT BE ABLE TO RESELL YOUR ADSS.

     There has been no public market for the ADSs. We cannot assure you that an active trading market for the ADSs will develop or be maintained after listing. If an active trading market is not developed and maintained, the liquidity and trading prices of the ADSs could be negatively affected.

OUR COMPANY HAS A HISTORY OF LOSSES AND WE EXPECT TO CONTINUE TO INCUR LOSSES.

     BresaGen was founded in 1982. We have incurred operating losses in every year of our existence. We incurred net losses of A$3.3 million for the year ended June 30, 2000, A$6.5 million for the year ended June 30, 2001 and A$11.9 million for the year ended June 30, 2002. As of June 30, 2002, we have accumulated losses of A$29.5 million. We have not achieved profitability and expect to continue to incur net losses. The extent of future losses and the time required to achieve profitability is highly uncertain. Moreover, although our business is not seasonal in nature, our revenues tend to vary significantly from fiscal quarter to fiscal quarter.

IN ORDER TO ACHIEVE COMMERCIAL SUCCESS, OUR PRODUCTS MUST GAIN MARKET
ACCEPTANCE.

     We have only recently begun to market our products and to generate revenues from the commercialization of these products. Products under development will require additional research and development efforts, including clinical testing and regulatory approval, prior to commercial use. Our potential products are subject to the risks of failure inherent in the development of medical products based on new technologies. These risks include the possibilities that:

o    Our approach will not be successful;

o Our potential products will be found to be unsafe, ineffective or otherwise will fail to meet applicable regulatory standards or receive necessary regulatory clearances;

o The potential products, if safe and effective, will be difficult to develop into commercially-viable products, will be difficult to manufacture on a large scale, will be uneconomical to market, or will fail to obtain acceptance by the medical community;

o Proprietary rights of third parties will preclude us from marketing such products; or

o    Third parties will market superior or equivalent products.

     Our business results would be hurt if we were unable to demonstrate to the medical community the efficacy, relative safety and cost effectiveness of treating patients with our products or if our products were not accepted as alternatives to other existing or new therapies.

OUR MARKETS ARE COMPETITIVE AND OUR COMPETITORS COULD DEVELOP MORE EFFECTIVE PRODUCTS.

     We are engaged in the rapidly evolving and competitive field of drug development for the treatment of major diseases. Our competitors include tissue cell therapy companies, xenotransplant companies, major pharmaceutical companies and other biotechnology and medical products companies. Some of these companies have much greater resources, research and development staffs and facilities, experience in conducting clinical trials and obtaining regulatory approvals and experience in the manufacturing, marketing and distribution of products than we do. Our competitive position is based upon our ability to:

o create and maintain scientifically-advanced technology and proprietary products and processes;

o    attract and retain qualified personnel;

o    obtain patent or other protection for our products and processes;

o    obtain required government approvals on a timely basis;

o    manufacture products on a cost-effective basis; and

o    successfully market products.

     If we are not successful in meeting these goals, our business could be hurt. Similarly, our competitors may succeed in developing technologies, products or procedures that are more effective than any that we are developing or that would render our technology and products obsolete, noncompetitive or uneconomical.

WE DEPEND UPON STRATEGIC RELATIONSHIPS TO MARKET OUR PRODUCTS AND OUR DISTRIBUTORS MAY NOT BE SUCCESSFUL IN MARKETING OUR PRODUCTS.

     We have limited experience in sales, marketing and distribution. We will need to develop long-term strategic relationships with partners that have marketing and sales forces with technical expertise and distribution capability. To the extent that we enter into such relationships, our revenues will depend upon the efforts of third parties who may or may not be successful. We may not be able to establish or maintain long-term strategic relationships, and if we do, our collaborators may not be successful in gaining market acceptance for our products. To the extent that we choose not to or are unable to negotiate or maintain collaborations, we will need more capital and resources to undertake a commercialization program at our own expense. In addition, we may encounter significant delays in introducing our products into certain markets or find that the commercialization of products in such markets may be adversely affected by the absence of collaborative agreements.

OUR ABILITY TO COMMERCIALIZE OUR PRODUCTS DEPENDS UPON OUR COMPLIANCE WITH GOVERNMENT REGULATIONS.

     Our present and proposed activities are subject to extensive and rigorous regulation by governmental authorities in Australia, the US and other countries. To clinically test, produce and market medical products for human use, we must satisfy mandatory procedural and safety and efficacy requirements established by the Food and Drug Administration ("FDA") and comparable state and foreign regulatory agencies. Typically, such rules require that products be approved by the government agency as safe and effective for their intended use prior to being marketed. The approval process is expensive, time consuming and subject to unanticipated delays. Our product candidates may not be approved. In addition, our product approvals could be withdrawn for failure to comply with regulatory standards or due to unforeseen problems after the product's marketing approval.

     Testing is necessary to determine safety and efficacy before a submission may be filed with the FDA to obtain authorization to market regulated products. In addition, the FDA imposes various requirements on manufacturers and sellers of products under its jurisdiction, such as labelling, Good Manufacturing Practices, record keeping and reporting requirements. The FDA also may require post-marketing testing and surveillance programs to monitor a product's effects. Furthermore, changes in existing regulations or the adoption of new regulations could prevent us from obtaining, or affect the timing of, future regulatory approvals or could negatively affect the marketing of our existing products. We would not be able to commercialize our products as planned and our operating results would be hurt if:

o    the regulatory agencies find our testing protocols to be inadequate;

o the appropriate authorizations are not granted on a timely basis, or at all;

o the process to obtain authorization takes longer than expected or we have insufficient funds to pursue such approvals;

o        we lose previously-received authorizations; or

o        we do not comply with regulatory requirements.

     Medical and biopharmaceutical research and development involves the controlled use of hazardous materials, such as radioactive compounds and chemical solvents. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products. In addition, we handle and dispose of human tissue. Although we believe that our safety procedures for handling these materials are adequate, if accidental contamination or injury were to occur, we could be liable for damages.

WE RELY HEAVILY UPON OUR PATENTS AND PROPRIETARY TECHNOLOGY AND ANY FUTURE CLAIMS THAT OUR PATENTS ARE INVALID COULD SERIOUSLY HARM OUR BUSINESS.

     We rely upon our portfolio of patent rights, patent applications and exclusive licenses to patents and patent applications relating to protein drugs, cells and cell delivery technologies. We expect to aggressively patent and protect our proprietary technologies. However, we cannot be sure that any additional patents will be issued to us as a result of our domestic or foreign patent applications or that any of our patents will withstand challenges by others. Patents issued to or licensed by us may be infringed or third parties may independently develop either the same or similar technology. Similarly, our patents may not provide us with meaningful protection from competitors, including those who may pursue patents which may prevent, limit or interfere with our products or will require licensing and the payment of significant fees or royalties by us to such third parties in order to enable us to conduct our business. We may sue or be sued by third parties regarding patents and other intellectual property rights. These suits are costly and would divert funds and management and technical resources from our operations.

         We also rely upon unpatented proprietary technology, know-how and trade secrets and seek to protect them through confidentiality agreements with employees, consultants and advisors. We request that any corporate sponsor with which we enter into a collaborative agreement do so as well. If these confidentiality agreements are breached, we may not have adequate remedies for the breach. In addition, others may independently develop or otherwise acquire substantially the same proprietary technology as our technology and trade secrets.

     We have relationships with a number of academic consultants who are not employed by us. Accordingly, we have limited control over their activities and can expect only limited amounts of their time to be dedicated to our activities. These persons may have consulting, employment or advisory arrangements with other entities that may conflict with or compete with their obligations to us. Our consultants typically sign agreements that provide for confidentiality of our proprietary information and results of studies. However, in connection with every relationship, we may not be able to maintain the confidentiality of our technology, the dissemination of which could hurt our competitive position and results of operations. To the extent that our scientific consultants develop inventions or processes independently that may be applicable to our proposed products, disputes may arise as to the ownership of the proprietary rights to such information, and we may not win those disputes.

WE MUST BE ABLE TO MANUFACTURE OUR PRODUCTS SUCCESSFULLY.

     The process of manufacturing our products is complex, requiring strict adherence to manufacturing protocols. With increasing demand, we must transition from small-scale to full-scale production of our products. If we do not make the full transition successfully, we will not be able to satisfy the demands for our products and our results of operations will be hurt.

     We are required to maintain a manufacturing facility in compliance with Good Manufacturing Practices. Manufacturing facilities and processes pass an inspection before the FDA issues any product licenses necessary to market medical therapeutics and are subject to continual review and periodic inspection. We may not be able to maintain the necessary regulatory approvals for our manufacturing operations or manufacture our products in a cost-effective manner. If we were unable to manufacture potential products independently or obtain or retain third party manufacturing on commercially- acceptable terms, the submission of products for final regulatory approval and initiation of marketing would be delayed. This, in turn, may cause us to be unable to commercialize product candidates as planned, on a timely basis or on a profitable basis.

IF OUR ACCESS TO NECESSARY TISSUE SAMPLES, INFORMATION OR LICENSED TECHNOLOGIES IS RESTRICTED, WE WILL NOT BE ABLE TO DEVELOP OUR BUSINESS.

     To continue the research and development of our therapeutic products, we need access to normal and diseased human and other tissue samples, other biological materials and related clinical and other information. We compete with many other companies for these materials and information. We may not be able to obtain or maintain access to these materials and information on acceptable terms, if at all. In addition, government regulation in the United States and foreign countries could result in restricted access to, or prohibiting the use of human and other tissue samples. If we lose access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on our use of the information generated from tissue samples, our business will be materially harmed.

WE MAY BE SUBJECT TO PRODUCT LIABILITY SUITS; OUR INSURANCE MAY NOT BE SUFFICIENT TO COVER DAMAGES.

     Our business exposes us to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of medical products. The use of our products and product candidates, whether for clinical trials or commercial sale, may expose us to product liability claims or product recall and possible adverse publicity. Although we have product liability insurance coverage, the level or breadth of our coverage may not be adequate to fully cover potential liability claims. In addition, we may not be able to obtain additional product liability coverage in the future at an acceptable cost. A successful claim or series of claims brought against us in excess of our insurance coverage and the effect of product liability litigation upon the reputation and marketability of our technology and products, together with the diversion of the attention of key personnel, could negatively affect our business.

OUR BUSINESS IS SUBJECT TO THE UNCERTAINTY OF THIRD-PARTY REIMBURSEMENT AND HEALTH CARE REFORM MEASURES WHICH MAY LIMIT MARKET ACCEPTANCE.

     In both domestic and foreign markets, our ability to commercialize our product candidates will depend, in part, upon the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products. If our products are not considered cost-effective, third-party payors may limit reimbursement. Government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If government and third-party payors do not provide adequate coverage and reimbursement levels for uses of our products, the market acceptance of our products would be limited.

     There have been a number of U.S. federal and state proposals during the last few years to subject the pricing of pharmaceuticals to government control and to make other changes to the health care system of the US. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for health care goods and services may take in response to any health care reform proposals or legislation. We cannot predict the effect health care reforms may have on our business.

THE ETHICAL, LEGAL AND SOCIAL IMPLICATIONS OF OUR RESEARCH USING EMBRYONIC STEM CELLS AND NUCLEAR TRANSFER COULD PREVENT US FROM DEVELOPING OR GAINING ACCEPTANCE FOR COMMERCIALLY VIABLE PRODUCTS IN THIS AREA.

     Our programs in regenerative medicine involve the use of human embryonic stem cells that would be derived from human embryonic or fetal tissue. The use of human embryonic stem cells gives rise to ethical, legal and social issues regarding the appropriate use of these cells. In the event that our research related to human embryonic stem cells becomes the subject of adverse commentary or publicity, the market price for our stock could be significantly harmed.

     Some groups have voiced opposition to technology and practices like those we use. The concepts of cell regeneration, cell immortality, and genetic cloning have stimulated significant debate in social and political arenas. We use human embryonic stem cells derived through a process that uses donated embryos that are no longer necessary following a successful in vitro fertilization procedure as the starting material. Further, many research institutions, including some of our scientific collaborators, have adopted policies regarding the ethical use of human embryonic stem cells and fetal tissue. These policies may have the effect of limiting the scope of research conducted using human embryonic stem cells, resulting in reduced scientific progress. President Bush, however, announced on August 9, 2001 that he would permit federal funding of research on human embryonic stem cells using the limited number of embryonic stem cell lines that had already been created. A newly created president's council will monitor stem cell research, and the guidelines and regulations it recommends may include restrictions on the scope of research using human embryonic or foetal tissue. Our inability to conduct research using human embryonic stem cells due to such factors as government regulation or otherwise could have a material adverse effect on us. Although we will not be pursuing human reproductive cloning, we continue to develop techniques for use in agricultural cloning and for possible application in human regenerative medicine. Government imposed restrictions with respect to any or all of these practices could:

o    harm our ability to establish critical partnerships and collaborations;

o    prompt government regulation of our technologies;

o    cause delays in our research and development; and

o    cause a decrease in the price of our stock.

OUR SUCCESS WILL DEPEND ON OUR ABILITY TO OBTAIN AND ENFORCE PATENTS FOR OUR DISCOVERIES; HOWEVER, LEGAL PRINCIPLES FOR BIOTECHNOLOGY PATENTS IN THE UNITED STATES AND IN OTHER COUNTRIES ARE NOT FIRMLY ESTABLISHED AND THE EXTENT TO WHICH WE WILL BE ABLE TO OBTAIN PATENT COVERAGE IS UNCERTAIN.

     Protection of our proprietary compounds and technology is critically important to our business. Our success will depend in part on our ability to obtain and enforce our patents and maintain trade secrets, both in the United States and in other countries. The patent positions of pharmaceutical and biopharmaceutical companies, including ours, are highly uncertain and involve complex legal and technical questions. We may not continue to develop products or processes that are patentable, and it is possible that patents will not issue from any of our pending applications, including allowed patent applications. Further, our current patents, or patents that issue on pending applications, may be challenged, invalidated or circumvented, and our current or future patent rights may not provide proprietary protection or competitive advantages to us. In the event that we are unsuccessful in obtaining and enforcing patents, our business would be negatively impacted. In addition, many of the laws of foreign countries treat the protection of proprietary rights differently from, any may not protect our proprietary rights to the same extent as do, laws in Australia, the United States and Patent Co-operation Treaty countries.

     Patent applications in the United States are maintained in secrecy until patents issue. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by at least several months and sometimes several years. Therefore, the persons or entities that we or our licensors name as inventors in our patents and patent applications may not have been the first to invent the inventions disclosed in the patent applications or patents, or file patent applications for these inventions. As a result, we may not be able to obtain patents from discoveries that we otherwise would consider patentable and that we consider to be extremely significant to our future success.

     Patent prosecution or litigation may also be necessary to obtain patents, enforce any patents issued or licensed to us or to determine the scope and validity of our proprietary rights or the proprietary rights of another. We may not be successful in any patent prosecution or litigation. Patent prosecution and litigation in general can be extremely expensive and time consuming, even if the outcome is favorable to us. An adverse outcome in a patent prosecution, litigation or any other proceeding in a court or patent office could subject our business to significant liabilities to other parties, require disputed rights to be licensed from other parties or require us to cease using the disputed technology.

IF WE FAIL TO MEET OUR OBLIGATIONS UNDER LICENSE AGREEMENTS, WE MAY FACE LOSS OF OUR RIGHTS TO KEY TECHNOLOGIES ON WHICH OUR BUSINESS DEPENDS.

     Our business depends in part on patents licensed from third parties. Those third-party license agreements impose obligations on us, such as payment obligations and obligations to diligently pursue development of commercial products under the licensed patents. If a licensor believes that we have failed to meet our obligations under a license agreement, the licensor could seek to limit or terminate our license rights, which would mast likely lead to costly and time-consuming litigation. During the period of any such litigation our ability to carry out the development and commercialization of potential products could be significantly and negatively affected. If our license rights were ultimately lost, our ability to carry on our business based on the affected technology platform would be severely affected.

WE MAY BE SUBJECT TO LITIGATION THAT WILL BE COSTLY TO DEFEND OR PURSUE AND UNCERTAIN IN ITS OUTCOME.

     Our business may bring us into conflict with our licensees, licensors, or others with whom we have contractual or other business relationships, or with our competitors or others whose interests differ from ours. If we are unable to resolve those conflicts on terms that are satisfactory to all parties, we may become involved in litigation brought by or against us. That litigation is likely to be expensive and may require a significant amount of management's time and attention, at the expense of other aspects of our business. The outcome of litigation is always uncertain, and in same cases could include judgments against us that require us to pay damages, enjoin us from certain activities, or otherwise affect our legal or contractual rights, which could have a significant effect on our business.

     We have recently issued proceedings in the Supreme Court of South Australia against the Institute of Medical and Veterinary Science, Medvet Science Pty Ltd and Professor Angel Lopez who were responsible for the initial research in relation to BresaGen's anti-cancer drug E21R and who licensed E21R to BresaGen.

     In July 2002 BresaGen terminated its collaborative E21R development agreement with British Biotech. The decision came after British Biotech was unable to repeat certain published data supplied by IMVS, Medvet and Professor Lopez. The new studies raised concerns about E21R-induced cell killing or apoptosis in acute myeloid leukaemia.

WE MAY BE SUBJECT TO INFRINGEMENT CLAIMS THAT ARE COSTLY TO DEFEND, AND WHICH MAY LIMIT OUR ABILITY TO USE DISPUTED TECHNOLOGIES AND PREVENT US FROM PURSUING RESEARCH AND DEVELOPMENT OR COMMERCIALIZATION OF POTENTIAL PRODUCTS.

     Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of others. Our technologies may infringe the patents or proprietary rights of others. In addition, we may become aware of discoveries and technology controlled by third parties that are advantageous to our research programs. In the event our technologies do infringe on the rights of others or we require the use of discoveries and technology controlled by third parties, we may be prevented from pursuing research, development or commercialization of potential products or may be required to obtain licenses to these patents or other proprietary rights or develop or obtain alternative technologies. We may not be able to obtain alternative technologies or any required license on commercially favorable terms, if at all If we do not obtain the necessary licenses or alternative technologies, we may be delayed or prevented from pursuing the development of some potential products. Our failure to obtain alternative technologies or a license to any technology that we may require to develop or commercialize our products will significantly and negatively affect our business.

     Patent law relating to the scope and enforceability of claims in the technology fields in which we operate is still evolving, and the degree of future protection for any of our proprietary rights is highly uncertain.

     Federal, state and local governments in the United States and governments in other countries have significant regulations in place that govern many of our activities. The preclinical testing and clinical trials of the products that we develop ourselves or that our collaborators develop are subject to extensive government regulation and may prevent us from creating commercially viable products from our discoveries. In addition, the sale by us or our collaborators from any commercially viable product will be subject to government regulation from several standpoints, including the processes of:

o    manufacturing;

o    advertising and promoting;

o    labelling; and

o    distributing.

     We may not obtain regulatory approval for the products we develop and our collaborators may not obtain regulatory approval for the products they develop. Regulatory approval may also entail limitations on the indicated uses of a proposed product. Because certain of our product candidates involve the application of new technologies and may be based upon a new therapeutic approach, such products may be subject to substantial additional review by various government regulatory authorities, and, as a result, we may obtain regulatory approvals for such products more slowly than for products based upon more conventional technologies. If, and to the extent that, we are unable to comply with these regulations, our ability to earn revenues will be materially and negatively impacted.

     The regulatory process, particularly for biopharmaceutical products like ours, is uncertain, can take many years and requires the expenditure of substantial resources. Any product that we or our collaborative partners develop must receive all relevant regulatory agency approvals or clearances, if any, before it may be marketed in the United States or other countries. Generally, biological drugs and non-biological drugs are regulated more rigorously than medical devices. In particular, human pharmaceutical therapeutic products are subject to rigorous preclinical and clinical testing and other requirements by the FDA in the United States and similar health authorities in foreign countries. The regulatory process, which includes extensive preclinical testing and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources.

     Data obtained from preclinical and clinical activities is susceptible to varying interpretations that could delay, limit or prevent regulatory agency approvals or clearances. In addition, delays or rejections may be encountered as a result of changes in regulatory agency policy during the period of product development and/or the period of review of any application for regulatory agency approval or clearance for a product. Delays in obtaining regulatory agency approvals or clearances could:

o significantly harm the marketing of any products that we or our collaborators develop;

o impose costly procedures upon our activities or the activities of our collaborators;

o diminish any competitive advantages that we or our collaborative partners may attain; or

o adversely affect our ability to receive royalties and generate revenues and profits.

     Even if we commit the necessary time and resources, economic and otherwise, the required regulatory agency approvals or clearances may not be obtained for any products developed by or in collaboration with us. If regulatory agency approval or clearance for a new product is obtained, this approval or clearance may entail limitations on the indicated uses for which it may be marketed that could limit the potential commercial use of the product.

     Furthermore, approved products and their manufacturers are subject to continual review, and discovery of previously unknown problems with a product or its manufacturer may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. Failure to comply with regulatory requirements can result in severe civil and criminal penalties, including but not limited to:

o    recall or seizure of products;

o    injunction against manufacture, distribution, sales and marketing; and

o    criminal prosecution.

     The imposition of any of these penalties could significantly impair our business, financial condition and results of operations.

MOST DRUG RESEARCH AND DEVELOPMENT PROGRAMS FAIL.

     Only a small minority of all research and development programs ultimately result in commercially successful drugs. It is not possible to predict whether any program will succeed until it actually produces a drug that is commercially marketed for a significant period of time. We are attempting to develop drugs for human therapeutic uses and we cannot assure you that any of our research and development activities will be successful or that any of our potential product candidates will be commercialized. If our clinical trials are not successful, we will not be able to develop and commercialize any of our products.

     In order to obtain regulatory approvals for the commercial sale of our product candidates, we will be required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of the products. While we seek to broaden our product pipeline, as described below, we have limited experience in conducting clinical trials in these new product areas.

     A clinical trial may fail for a number of reasons, including:

o failure to enroll a sufficient number of patients meeting eligibility criteria;

o    failure of the product candidate to demonstrate safety or efficacy;

o the development of serious or life-threatening adverse events, for example, side effects, caused by or connected with exposure to the product candidate; and

o the failure of clinical investigators, trial monitors and other consultants, or trial subjects to comply with trial plan or protocol.

THERE ARE RISKS INVOLVED IN EXPANDING OUR INITIAL FOCUS AND BROADENING OUR PRODUCT PIPELINE.

     As we expand our focus to broaden our product pipeline and as our scientific efforts lead us in new directions into conditions or diseases outside of our areas of experience and expertise, we will require additional internal expertise or external collaborations in areas in which we currently do not have substantial resources and personnel. As we develop drug candidates independently, we will require additional resources that may be difficult to obtain. We may have to enter into collaboration arrangements with others that may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise pursue independently. We cannot assure you that we will be able to acquire the necessary expertise or enter into collaboration agreements on acceptable terms to develop additional drug candidates.

WE DEPEND ON THE COLLABORATIVE EFFORTS OF OUR ACADEMIC AND CORPORATE PARTNERS FOR RESEARCH, DEVELOPMENT AND COMMERCIALIZATION OF SOME OF OUR PRODUCTS.

     Our strategy for research, development and commercialization of some of our products involves entering into various arrangements with academic and corporate partners and others. As a result, our strategy depends, in part, upon the success of these outside parties in performing their responsibilities. Our collaborators may also be our competitors. We cannot control the amount and timing of resources that our collaborators devote to performing their contractual obligations. We cannot assure you that these parties will perform their obligations as expected or that any revenue will be derived from these arrangements.

     If our collaborators breach or terminate their agreement with us or otherwise fail to conduct their collaborative activities in a timely manner, the development or commercialization of the product candidate or research program under such collaborative arrangement may be delayed. If that is the case, we may be required to undertake unforeseen additional responsibilities or to devote unforeseen additional funds or other resources to such development or commercialization, or such development or commercialization could be terminated. The termination or cancellation of collaborative arrangements could adversely affect our financial condition, intellectual property position and operations. In addition, disagreements between collaborators and us could lead to delays in the collaborative research, development, or commercialization of certain products or could require or result in formal legal process or arbitration for resolution. These consequences could be time-consuming and expensive and could have material adverse effects on us.

     Other than our contractual rights under our license agreements, we may be limited in our ability to convince our licensees to fulfil their obligations. If our licensees fail to act promptly and effectively, or if a dispute arises, it could have a material adverse effect on our results of operations and the price of our Ordinary Shares and ADSs.

     We rely upon scientific, technical and clinical data supplied by academic and corporate collaborators, licensors, licensees, independent contractors and others in the evaluation and development of potential therapeutic compounds. We cannot assure you that there are no errors or omissions in this data that would materially adversely affect the development of these compounds.

     We may seek additional collaborative arrangements to develop and commercialize our products in the future. We cannot assure you that we will be able to negotiate acceptable collaborative arrangements in the future or that they will be on favorable terms or that any collaborative arrangements will be successful. In addition, our collaborative partners may pursue alternative technologies or develop alternative compounds independently or in collaboration with others as a means of developing treatments for the diseases targeted by their collaborative programs with us.

WE WILL NEED ADDITIONAL CAPITAL TO CONDUCT OUR OPERATIONS AND DEVELOP OUR PRODUCTS, AND OUR ABILITY TO OBTAIN THE NECESSARY FUNDING IS UNCERTAIN.

     We will require substantial capital resources in order to conduct our operations and develop our products. While we estimate that our existing capital resources and receipts from sales, grants and interest income will be sufficient to fund our current level of operations until the fourth quarter of calendar year 2003, we cannot guarantee that this will be the case. The timing and degree of any future capital requirements will depend on many factors, including:

o the accuracy of the assumption underlying our estimates for our capital needs in 2003 and beyond;

o    continued scientific progress in our research and development programs;

o    the magnitude and scope of our research and development programs;

o our ability to maintain and establish strategic arrangements for research, development, clinical testing, manufacturing and marketing;

o    our progress with preclinical and clinical trials;

o    the time and costs involved in obtaining regulatory approvals;

o the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; and

o    the potential for new technologies and products.

     We intend to acquire additional funding through strategic collaborations, public or private equity financings, capital lease transactions or other financing sources that may be available. Additional financing may not be available on acceptable terms, or at all. Additional equity financings could result in significant dilution to stockholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop and commercialize ourselves. If sufficient capital is not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs, each of which could have a material adverse effect on our business.

OUR RELIANCE ON THE RESEARCH ACTIVITIES OF OUR NON-EMPLOYEE SCIENTIFIC ADVISORS AND OTHER RESEARCH INSTITUTIONS, WHOSE ACTIVITIES ARE NOT WHOLLY WITHIN OUR CONTROL, MAY LEAD TO DELAYS IN TECHNOLOGICAL DEVELOPMENTS.

     We rely extensively and have relationships with scientific advisors at academic and other institutions, some of whom conduct research at our request. These scientific advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that my limit their availability to us. We have limited control over the activities of these advisors and, except as otherwise required by our collaboration and consulting agreements, can expect only limited amounts of their time to be dedicated to our activities. If our scientific advisors are unable or refuse to contribute to the development of any of our potential discoveries, our ability to generate significant advance in our technologies will be significantly harmed.

     In addition, we have formed research collaborations with many academic and other research institutions throughout the world. These research facilities may have commitments to other commercial and non-commercial entities. We have limited control over the operations of these laboratories and can expect only limited amounts of time to be dedicated to our research goals.

THERE ARE RISKS RELATING TO PRODUCT MANUFACTURING.

     Our ability to conduct timely preclinical and clinical research and development programs, obtain regulatory approval, commercialize our product candidates and fulfil our contract manufacturing obligations to others will depend, in part, upon our ability to manufacture our products, either directly or through third parties, in accordance with FDA and other regulatory requirements.

     If we are unable to manufacture our products, we would be unable to proceed with or could experience delays in the regulatory process for our product candidates under development, and experience delays in the commercialization of our products. We cannot assure you that we will be able to manufacture products successfully or in a cost-effective manner at our facilities. We may also have difficulties obtaining the raw materials and supplies necessary to manufacture our product candidates or the products we manufacture for others. If we are unable to develop our own manufacturing facilities or to obtain or retain third-party manufacturing on acceptable terms, we may not be able to conduct certain future preclinical and clinical testing or to supply commercial quantities of our product candidates. Our dependence upon third parties for the manufacture of some of our products and related therapies may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

LIMITED RIGHTS OF ADS'S IN CERTAIN CIRCUMSTANCES

     The rights of holders of ADSs with respect to voting of ordinary shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and the Bank of New York. For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our Constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the American Depositary Shares that are evidenced by the ADS and the depositary has agreed that it will try, as far as practical, to vote the ordinary shares so represented in accordance with such instructions, there can be no assurance that ADS holders will receive notices sent by depositary in time to ensure that the depositary will vote the ordinary shares. This means that holders of ADS's may not be able to exercise their right to vote. In addition, under the deposit agreement, the depositary has the fight to restrict distributions to holders of the ADS's in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to ADR holders. As a result, holders of ADRs may not receive distributions made by us. See the "Voting Rights", "Dividends and Distributions". "Distributions of Cash", "Distributions of Shares", "Distributions of Rights", "Elective Distributions" and "Other Distributions" provision of Item 12D.

ITEM 4.  INFORMATION ON THE COMPANY

ITEM 4.A HISTORY AND DEVELOPMENT OF THE COMPANY

     We were incorporated under the laws of the State of South Australia, Australia on May 31, 1982 as Bresa Pty Ltd. We changed our name to Bresatec Limited and following the sale of the research reagent part of our business we changed our name again to BresaGen Limited on December 21, 1995. Our principal registered office is located at 8 Dalgleish Street, Thebarton, South Australia, 5031. Our telephone number is 011-61-8-8234-2660. Our website address is www.bresagen.com. Information on our website and websites linked to it does not constitute part of this Registration Statement.

     Founded in 1982 by Professor Robert Symons of the Biochemistry Department of the University of Adelaide to manufacture radionucleotides, the Company has evolved to be one of the more technically capable biotechnology companies in Australia. We currently operate in three specialist areas with core expertise in: the development and manufacture of therapeutic proteins using recombinant DNA technology; embryonic stem cell research; and cloning and transgenics technology relating to xenotransplantation and productivity improvement in animal production.

     In 1995 the commercial focus of the Company shifted toward development of products using growth factors and growth hormones for treatment of human disease and productivity improvement in animal production. The Company recognized that efficient production technology could be redirected toward the human health area generating more attractive margins. This meant adopting a proactive approach toward securing intellectual property protection and led to the appointment of a full-time senior professional to manage this area.

     Redirection of the Company toward development of therapeutic products with intellectual property protection was completed in late 1995/early 1996 when the sale of the original trading business was completed and the Company changed its name to BresaGen. An early success for the redirected business has been the conception, development, testing, manufacture, registration and marketing of the veterinary product EquiGen(R) Injection in under four years. Perhaps even more important than the product, was the experience gained in bringing this type of product to market. Manufacturing licenses for sterile products have been obtained from both the National Registration Authority ("NRA") and Therapeutic Goods Administration ("TGA"), each in Australia, for veterinary and human products respectively.

     It is intended that we will utilize these licences for potential new products at various stages in the development pipeline and build upon the experience gained.

     The development of expertise in animal embryo manipulation, initially supported by Research and Development Syndicate contracts, now combined with the acquisition of the intellectual property developed at the University of Adelaide, has positioned the Company as an early leader in the Embryonic Stem ("ES") Cell Therapy field. Recently recognized as a practical medical tool, ES Cell Therapy has the potential to revolutionize the treatment of intractable and currently incurable diseases such as Parkinson's disease, Spinal Cord Injury, Stroke, Diabetes and Heart Failure, where failure of cellular function will be treated by provision of cultured healthy cells. We currently employ a team of 47 direct employees and 18 fully funded contract employees including scientists with expertise in developmental biology, neurobiology, molecular biology, cell biology, fermentation and protein chemistry, backed up by manufacturing and financial expertise. Advisers include Professor Peter Doherty, Australia's most recent Nobel laureate, and Dr Curt Freed who has performed numerous cell therapy procedures for Parkinson's Disease.

     On September 21, 1999, we raised A$12.0 million in an initial public offering in Australia by offering and selling 12,000,000 ordinary shares at an issue price of $1.00 per share. Immediately after that offering we had 30,000,000 ordinary shares outstanding. Our ordinary shares were listed on the Australian Stock Exchange on September 21, 1999 under the symbol "BGN".

     In November 2000, the Company acquired CytoGenesis Inc by merging it into BresaGen, Inc a wholly owned subsidiary of BresaGen Limited. With this acquisition BresaGen acquired technologies being developed to accurately deliver cells into the human brain and to monitor the wellbeing of transplanted cells. Following this acquisition BresaGen established US operations at the University of Georgia.

     In 2002 we established a separate business unit within the Protein Pharmaceuticals Division known as ProtEcol(TM) Services offering process development and manufacture of recombinant peptides and proteins. This business unit utilizes the skills and expertise the Company has developed with GMP production and quality documentation which has considerably enhanced the Company's manufacturing capabilities and has presented the Company with new business opportunities in advanced process development, leading to value added contract manufacture. The new ProtEcol(TM) Services business unit has been designed to capitalize on this opportunity.

ACHIEVEMENTS TO DATE

Since the inception of its current strategy in 1995, BresaGen has:

o Developed an efficient manufacturing process for the production of therapeutic protein drugs.

o    Been awarded TGA and NRA licenses for manufacturing therapeutic proteins.

o Taken a veterinary protein drug through various stages of clinical trials and registration. Its first veterinary drug, EquiGen(R) Injection, was registered in Australia in May 1998 and launched in July 1998.

o Obtained an R&D Grant of A$2.9 million to support pre-clinical, phase I & II clinical trials for its lead human drug (E21R), a potential therapeutic for myeloid leukemias, other cancers and inflammatory diseases.

o    Completed human Phase I clinical testing for E21R.

o Completed a License agreement with British Biotech Pharmaceuticals Limited ("British Biotech") for E21R. British Biotech were to fund human trials and registration into Acute Myeloid Leukemia initially and subsequent registration. This agreement was terminated on July 23, 2002 due to British Biotech's decision to stop Phase II AML human clinical trials of the drug as new pre-clinical study data failed to confirm the earlier assessment of commercial prospects resulting from pre-clinical work performed at the Hansen Centre for Cancer Research in Adelaide, from whom E21R was licensed.

o Maintained, in the Company's belief, a competitive advantage for its technology through intellectual property protection and in-licensing of technology as required. A total of twenty nine provisional and international patent applications have been filed by BresaGen and/or collaborators for intellectual property where BresaGen has exclusive rights or was involved in the relevant invention. Eight of these applications have claims issued in various jurisdictions.

o Obtained an R&D Grant of A$4.9 million to support the further development of our Cell Therapy work. This grant provides matching funds on a dollar for dollar basis to broaden the scope and accelerate the progress of our Cell Therapy program.

o Acquired the US based CytoGenesis, Inc. providing the Company with a portfolio of vertically integrated cell therapy technologies which specifically target the treatment of Parkinson's disease and other Central Nervous disorders.

o Conducted a contract Research and Development program for an R&D Syndicate to develop technology pertinent to the eventual use of pig organs for human transplantation (xenotransplantation). Commercialization of syndicate technology is the responsibility of BresaGen Xenograft Marketing Pty Ltd which is 50% owned by BresaGen.

o Successfully cloned a pig in April 2001, using mainly proprietary methods, which is the first step in developing technology for xenotransplantation.

o Derived four human embryonic stem cell lines that meet President Bush's guidelines as outlined on August 9, 2001 of eligibility for U.S. National Institutes of Health ("NIH") funding.

o A subsequent grant totalling $1.3 million plus indirect costs was awarded to BresaGen, Inc by the NIH providing funds for expansion, testing, quality assurance and distribution of the abovementioned cells lines.

o Received 510(k) clearance from the U.S. Food and Drug Administration (FDA) to market our proprietary catheter which is specifically designed to be used for delivery of therapeutic agents into the brain.


ITEM 4B  BUSINESS OVERVIEW

     BresaGen is a biotechnology company focused on the commercialization of healthcare products with what the Company believes is a strong underlying intellectual property position. Its core business strategy is to develop a strong portfolio of high margin, proprietary, research-based products in three key business areas. These are Cell Therapy, Therapeutic Proteins and Reproductive Biotechnology.

CELL THERAPY

     Cell Therapy is the use of healthy cells to replace diseased non-functional cells. This is a technology widely considered to be one of the major directions in the future development of medical science. It is currently in use in clinical practice, but restricted predominantly to bone marrow transplantation, bone, cornea and skin replacement. However, there are a large number of potential applications if the hurdles of adequate supply of therapeutic cell materials, and the rejection of transplanted cells, can be overcome.

     The intellectual property from pioneering work in Cell Therapy research conducted at the Department of Biochemistry, University of Adelaide, was acquired by the Company from Luminis Pty Ltd (technology transfer company of the University of Adelaide) in September 1999 at the time the Company listed on the Australian Stock Exchange. The Company expected that the technology acquired would enable the differentiation of human cells in a precise way to produce unlimited amounts of homogenous diseases such as Parkinson's disease.

     As a result of acquiring this technology from Luminis, BresaGen contracted the University of Adelaide, through Luminis, to undertake a major research program aimed at further developing the technology and transfers the technology from mouse cells to human cells. The research program with Luminis terminated on schedule on September 30, 2002 and has since been continued by BresaGen under its direct control.

     BresaGen's principal focus is to provide neuronal cells for the treatment of Parkinson's disease, a disorder for which there is currently no adequate therapy. However, many potential applications exist, including neurodegenerative diseases, e.g., Stroke, Alzheimer's Disease, Multiple Sclerosis, and muscle wasting disorders, such as the muscular dystrophies. The market potential for such cell therapies is large, with estimates made for a world market of $20 billion per annum for all cell and tissue therapies by 2007.

     There is currently significant world-wide interest and investment in the development of Cell Therapy technology. BresaGen believes that the Company's recent research results may hold the key to the successful clinical and commercial development of such Cell Therapy technology. The commercialization strategy the Company expects to adopt is to strengthen and add further value to the current technology through its R&D program, and then to either establish strategic alliances with established large pharmaceutical companies, or to effect an outright sale of the proprietary technology. Some clinical areas, eg Parkinson's disease Cell Therapy, maybe within the full development capacity of the Company.

     Through the acquisition of CytoGenesis, Inc. BresaGen now has available medical device and brain imaging technology for the cell-based treatment of neurodegenerative disease. That technology should provide a safe and accurate means of delivering cells to the brain of Parkinson's Disease patients. With the Company's own cell biology R&D into controlled and directed cell development, the catheter and imaging technologies provides the Company with an integrated set of technologies with which to target the treatment of Parkinson's.

     BresaGen derived four human stem cell lines prior to President Bush's statement on August 9, 2001 that NIH funding would be limited to those stem cell lines in existence prior to this date. As such, BresaGen's human stem cell lines qualify for NIH funding. A grant totalling $1.3 million plus indirect costs has been awarded to BresaGen, Inc in May 2002 by the NIH providing funds for expansion, testing, quality assurance and distribution of these cell lines.

     In November 2002 the Company announced that it will acquire exclusive rights to key intellectual property from Plurion, Inc clearing the pathway to commercialisation of our embryonic stem cell based treatments. This transaction involves BresaGen purchasing patent rights including exclusively licensed rights from Vanderbilt University in Tennessee. The patents teach methods for the isolation of pluripotent stem cells. These patents, known as the Hogan patents, were issued between 1992 and 1995.

     On April 2, 2003 we subsequently announced that more favourable deal terms were being negotiated with Plurion that properly reflect the current and future value of this IP.

THERAPEUTIC PROTEINS

     Using a proprietary bacterial expression system this division has established cost effective technology to express and purify a range of recombinant proteins, including growth hormones and cytokines, on a commercial scale. A number of these proteins have the potential to be therapeutic drugs for human or veterinary use.

     This division has a pipeline of human and veterinary therapeutic candidates that includes:

     o E21R. A modified form of the human protein cytokine Granulocyte Macrophage Colony Stimulating Factor (GM-CSF) which acts as a GM-CSF antagonist. It is a potential treatment for certain myeloid leukemias, other cancers and inflammatory diseases like rheumatoid arthritis (RA)

     o    HGH (human Growth Hormone). A treatment for growth hormone deficiency

     In addition this division manufactures EquiGen(R), a registered veterinary drug that is used to treat horses for injury, body condition and reproduction.

     This division has established a separate business unit ProtEcol(TM) Services offering process development and manufacture of recombinant peptides and proteins.

     Medically, protein drugs have been used to supplement a shortfall of the naturally occurring product in the body. They can also be used to target specific cells in a variety of disease conditions. Worldwide, the first recombinant protein drugs to be marketed were insulin, registered in 1982, and human growth hormone, registered in 1985. Since then a range of protein drugs including G-CSF and Erythropoeitin have been developed and marketed by various biotechnology and pharmaceutical companies, contributing to a world market estimated to be in excess of $10 billion in 2000 (Source: IMS Health, ABN AMRO estimates and FDA Orange Book).

     BresaGen's first protein drug is EquiGen(R) Injection, which is marketed as a veterinary therapeutic. The Company plans to expand its marketing and distribution capacity by registering the product for sale in additional territories. We have entered into a marketing and distribution agreement with CSL Limited ("CSL") for CSL to market and distribute EquiGen(R) in Australia and New Zealand. Marketing and distribution in all other territories currently remains with the Company. Partnerships may be negotiated with appropriate animal health companies to access and expand markets in other major territories such as the United States and Europe.

     We are in discussions with several major pharmaceutical companies regarding our lead potential human drug (E21R) as pre-clinical laboratory data shows synergy with an established anti-cancer drug. The intellectual property and commercialization rights for this and a related product are licensed exclusively to BresaGen by Medvet Science Pty. Ltd. (the commercial arm of the Institute of Medical and Veterinary Science, Adelaide, Australia). A standard manufacturing process was developed around a proprietary expression system and in-licensing of some steps of the processing technology is in place.

     We have recently moved into a new purpose built facility which is designed to meet FDA requirements for cGMP (current Good Manufacturing Practice) to produce peptides and proteins for either clinical trials or registered products.

REPRODUCTIVE BIOTECHNOLOGY

     This division is conducted in collaboration with St Vincent's Hospital, Melbourne, Australia and has continued to operate through obtaining external funding following the conclusion of the Xenograft R&D Syndicate. The research of this division is aimed both to both improve the efficiency of its proprietary cloning technology and to develop xenotransplant technologies in pigs.

     The development of efficient cloning technology allows pig producers to obtain large numbers of identical pigs derived from the best genetic stock and substantially speed up the process of transmitting genetics from breeding herds into production herds.

     In the xenotransplantation area, cloning technology may provide a method whereby genes involved in the immunological rejection of non-human organs can be eliminated from the pig genome, or genes which may confer immunological tolerance may be introduced into the pig genome. This genetic engineering and the use of such cells to clone animals is expected to produce pigs with donor organs more immune-compatible with human recipients. This technology could address the growing shortage of human donor organs available to transplant patients.

THE DEVELOPMENT PROFILE OF BRESAGEN'S PROJECT PORTFOLIO

CELL THERAPY: BresaGen's objectives in this program are to develop an enabling, broadly based technology platform and intellectual property that is, if successful, expected to have a high value to the international healthcare industry. BresaGen's first targeted indication - Parkinson's disease has a market potential estimated to be in excess of $1.4 billion per annum (based on existing pharmaceutical sales - Pharmasource 2001). BresaGen intends to exploit such markets through strategic alliances with large pharmaceutical companies, which have the resources and expertise to clinically test, register and deliver such therapies. Alternatively, the technology platform may be sold in its entirety to a major pharmaceutical company.

E21R is a potential therapeutic protein for the treatment of certain cancers and inflammatory diseases such as rheumatoid arthritis (RA). Human Phase I clinical trials commenced in February 1999. Medvet Science Pty. Ltd. and BresaGen have applied for two patents covering E21R, its mode of action and its production. Patents related to E21R have already been granted in several jurisdictions.

E21R is also being explored at a pre-clinical level as a combination therapy with an established anti-cancer drug. Synergistic effect has been observed in vitro and the Company has initiated discussions on collaborative development with a major pharmaceutical company.

HUMAN GROWTH HORMONE (HGH) is currently registered worldwide by six major pharmaceutical companies for a number of indications with an annual market estimated to be in excess of $1.5 billion (based on publicly available sales figures of existing hGH manufacturers). BresaGen has developed a novel process for making hGH. Our strategy for this project is to register our product as an Active Pharmaceutical Ingredient (API) with the FDA and an Active Substance (AS) with the EMEA. Both agencies recommend a procedure called Drug Master File (DMF) to `register' the active. The DMF is necessary if BresaGen wishes to sell the API to other companies for use in their final product. On achieving registration as an API or AS it opens up the possibility of sale of clinical grade hGH to drug delivery companies.

EQUIGEN(R) INJECTION, a synthetic form of horse growth hormone, is registered in Australia and New Zealand. CSL Limited have the marketing rights for Australia and New Zealand. BresaGen markets in all other territories. The strategy now is to register the product in other territories, broaden the label claims and develop a slow release delivery system There is no specific intellectual property protection on the EquiGen(R) Injection. However proprietary manufacturing technology is used to protect the products.

REPRODUCTIVE BIOTECHNOLOGY: Following our announcement on May 18, 2001 of the fourth successful group to clone a pig in the world we have secured additional external funding for this division to be substantially self-funded. We were awarded an A$285,000 per annum grant for five years from the Juvenile Diabetes Foundation to research a new treatment for juvenile diabetes. In addition we also secured a grant from an international pig breeding company to develop efficient cloning technology. This should allow pig producers to obtain large numbers of identical individual pigs derived from the best genetic stock and substantially speed up the process of transmitting genetics from breeding herds into production herds.

BresaGen has licensed certain rights to this technology to other parties and BresaGen is not the beneficial owner of these patents or patent applications. Under the licensing agreements BresaGen stands to gain royalties from any revenues derived from the use of this licensed technology.

PRINCIPAL MARKETS

The principal geographic markets in which the Company competes are Australia, the United States and the United Kingdom. The company sells EquiGen(R) to various other countries throughout the world, however no single country provides a significant source of revenue as can be seen from the table below.

The following table provides a breakdown of total revenue by activity and geographic market (all amounts in thousands `A000's).


                                            Australia     United States      United Kingdom            Other
YEAR ENDED JUNE 30, 2002

Cell Therapy                                    1,358                 -                   -                -
Therapeutic Proteins                              801               735                 797              213
Reproductive Biotechnology                        732                 -                   -                -

YEAR ENDED JUNE 30, 2001

Cell Therapy                                    1,046                 -                   -                -
Therapeutic Proteins                            1,258               608                 611              110
Reproductive Biotechnology                        817                 -                   -                -

YEAR ENDED JUNE 30, 2000

Cell Therapy                                        -                 -                   -                -
Therapeutic Proteins                              942               558                   -               28
Reproductive Biotechnology                          -               610                   -                -


COMPETITORS

CELL THERAPY

     There is an already large and continually growing interest in cell therapy technologies. This stems from the success in already implemented procedures (e.g. bone marrow transplantation and skin replacement), in existing research towards tissue and organ replacements through laboratory generated biological materials rather than donated organs, and from recent reports of the isolation of human embryonic stem cells, a potential source of any desired cell or tissue type.

     Competition in the Cell Therapy area in which BresaGen specializes, i.e. the development of embryonic stem cell technologies for the treatment of neurodegenerative disease comes from three competing fields of research that can be broadly classified as fetal stem cell, adult stem cell and xeno (porcine) fetal cell approaches.

     In the fetal cell area some companies, e.g. Stem Cells Inc. and NeuralStem, are looking to isolate and proliferate fetal stem cells while other groups, e.g. ReNeuron, are using cancer related genes to genetically modify fetal stem cells to allow indefinite proliferation.

     With the recent discovery of adult neural stem cells within the adult brain there is some hope that such cells could become the starting material for producing cells for treatment of neurodegenerative disease. Companies competing in this field include Titan Pharmaceuticals and mostly small start-ups.

     Finally, in the embryonic stem cell field, where BresaGen is active there are other companies - notably Geron, Inc ("Geron") and Australian based ESI Pte Ltd - that compete in this area. Geron has certain rights to US patents for human ES cells and their uses.

     When BresaGen began its own research into Cell Therapy some three years ago no patents were issued in the area of human ES cells. BresaGen believed that the technology acquired from the University of Adelaide would allow it to develop treatments for Parkinson's disease globally without infringing any patents. Subsequently certain patents licensed by Geron from Wisconsin Alumni Research Foundation ("WARF") issued and were published. These patents cover the composition and method for deriving human embryonic stem cell lines. These patents are collectively known as the Thompson patents. The claims granted in these patents are very broad and may cover certain aspects of the technology BresaGen acquired from the University of Adelaide. The Thompson patents predate these patent applications and thus potentially restrict certain BresaGen activities in countries where the patents have issued. At present they have only issued in the U.S.

     In the U.S. the Thompson patents effectively prohibit any company from deriving ES cells and using ES cells for commercial purposes without obtaining a license from WARF and, for certain applications including CNS applications, a sub license from Geron.

     The Hogan patents, to which BresaGen is negotiating to acquire the rights to from Plurion, Inc, have the earliest priority dates for patents describing methods of production of human pluripotent stem cells. We therefore believe that by acquiring the rights to these patents we may have a path to commercialization without infringing current patents. As cell therapy is early stage research with products not expected to be available for at least 10 years there is a significant risk that BresaGen will need to licence further intellectual property in this field to be able to commercialize its product.

THERAPEUTIC PROTEINS

E21R: As previously mentioned within this Registration Statement E21R is a potential therapeutic protein for the treatment of certain cancers and inflammatory diseases such as RA. There are drugs currently registered, or being developed, that also treat these diseases. We ceased our clinical trials into RA due to difficulties with patient accrual due to competitor's treatments. We are currently in discussion with several pharmaceutical companies on licensing E21R.

HUMAN GROWTH HORMONE (HGH): The current worldwide market for hGH is approximately $1.5 billion per annum with the major suppliers being Pharmacia and Upjohn ("Genotropin"), Novo Nordisk ("Norditropin"), Eli Lilly ("Humatrope"), Serono ("Saizen"/"Serostim"), Genetech ("Protropin") and Bio-Technology General ("Bio-Tropin"). BresaGen intends to compete in this market by manufacturing hGH as an Active Pharmaceutical Ingredient (API) for sale to drug delivery companies for incorporation into products which are differentiated based on method of delivery.

EQUIGEN(R) INJECTION: While other registered animal somatotropins (growth hormones) like Posilac (bovine somatotropin, bST) and porcine somatotropin (pST) may be used off-label (for non-registered purposes) in this market, their use in horses may cause side effects. Growth factors such as IGF-1 have been flagged as potential wound healing agent. Major producers of IGF-1 include Genetech and Chiron/Cephalon, but these are focussed on the human therapeutic market only. Adelaide based PrimeGro Pty Ltd is in the process of registering IGF-1 as an equine wound healing agent.

PROTECOL(TM) SERVICES: According to the March 2001 issue of Chemical Market Reporter the revenue derived from contract manufacture of biopharmaceuticals is predicted to reach $1 billion this year and $2.5 billion by 2005. With capacity virtually unavailable with the mid to large sized contract manufacture organisations (CMOs) in the U.S. and E.U. customers are turning to the smaller players who have entered the CMO business space. These are mainly in Europe, although some are emerging in Singapore/Taiwan with similar equipment and capacity to our new facility and are offering a similar service to ProtEcol(TM).

Examples of companies competing with ProtEcol(TM) include: Accentus, Oxfordshire, UK; CMC Biotech A/S, Copenhagen, Denmark; Henogen, Charleroi, Belgium; Bioprocessing Technology Centre (BTC), Singapore.

REPRODUCTIVE BIOTECHNOLOGY

     Many other companies, notably PPL Therapeutics and ACT have been active in the cloning area although some of their proprietary technology does not transfer well to pigs. In the xenotransplantation field three companies PPL Therapeutics, Novartis and Nextran a subsidiary of Baxter, have had programs to develop genetically modified pigs for organ transplants. PPL has recently sold their assets in this area to University of Pittsburgh spinout company, Regenecor. Baxter have granted their xenotransplantation assets to the Mayo Clinic, which will be continuing research in this area.

SUMMARY OF INTELLECTUAL PROPERTY

     BresaGen believes it is building a strong, broad intellectual property portfolio that is already one of its major assets. A total of twenty nine international and provisional applications have been filed by BresaGen and/or its collaborators, to protect BresaGen's rights for its Cell Therapy technology and potential drug molecules. A detailed description of our patent portfolio is set forth in Item 5C of this Registration Statement. Many of these are jointly owned and/or licensed to BresaGen.

     BresaGen established its intellectual property in Cell Therapy by acquiring an international patent application from Luminis Pty Ltd in May 1999 (referred to above), providing an initial foundation for central and extensive claims in this area. In addition, the acquisition of CytoGenesis Inc. has brought multiple patents and patent applications in the field of catheter cell delivery and brain imaging.

     Patents for E21R have been granted in several countries, including the US, Australia and New Zealand.

     BresaGen's claims in the field of xenotransplantation have resulted in the grant of patents in Australia and the US, and examination of other claims is proceeding. Patent applications concerned with pig cloning technology have also been filed. However, certain rights to the xenotransplantation and pig cloning patents and patent applications have been licensed by BresaGen to other parties and BresaGen is not the beneficial owner of these patents or patent applications. Under the licensing agreements BresaGen stands to gain royalties from any revenues derived from the use of this licensed technology.

     BresaGen has recognized the importance of its intellectual property and the protection it provides for its interests and expertise in biotechnology, and it intends to strengthen and broaden these assets in the future by the aggressive prosecution of further intellectual property.

FUTURE STRATEGY

CELL THERAPY

     We have three major programs ongoing within the Cell Therapy division:

     o    human stem cell based in Athens, Georgia, USA; and

     o    cell differentiation based in Adelaide, Australia.

     Each of these programs is focusing on developing technology that will be integrated to potentially produce a total product concept for the treatment of Parkinson's Disease and other neurodegenerative conditions. Along the way BresaGen intends to add value to the project by defining and achieving key research milestones including demonstration of a positive effect in an animal model of disease, e.g., Parkinson's Disease. If achieved this may add considerable value, triggering alliances with major pharmaceutical companies to partner the clinical trials, registration and marketing phases of this product category.

     An A$4.9 million R&D Grant has been obtained providing matching funds on a dollar for dollar basis to support the further development of this work. As at December 31, 2002 A$3.15 million of this grant had been received. The Company has until December 2003 to utilise the remaining grant funds.

     BresaGen, Inc has been awarded a $1.3 million grant from the National Institutes of Health (NIH) to distribute our four existing stem cell lines that meet the criteria for U.S. federal government funding. Scientists at the NIH and elsewhere will be able to access these cell lines to explore new areas of research. BresaGen, Inc retains commercial rights to its materials and receives a fee to cover handling and distribution expenses in supplying these cell lines. We expect that by distributing our cell lines widely within the research community valuable relationships with researchers will be built. These research relationships may, in the future, lead to commercial opportunities and products for BresaGen to bring to market.

THERAPEUTIC PROTEINS

     BresaGen has developed a robust manufacturing process for the production of high margin protein drugs. Licenses to manufacture both human and veterinary drugs under GMP are in place with the TGA and NRA respectively. The Company is in a position to manufacture a number of human and veterinary therapeutics and progress them through clinical trials.

     BresaGen intends to drive some of these opportunities through registration and marketing in selected territories while other novel human therapeutics, if effective, will be partnered with major pharmaceutical companies before or after Phase II clinical trials.

     We intend to capitalize on our new purpose built facility and expertise with GMP production and quality documentation by competing in the contract manufacturing market via the ProtEcol(TM) Services business unit. This business unit is a mechanism for prospecting for new molecules to add to our drug development pipeline. Operation of the plant as a mix of pilot development and production is planned to maximize return with high volume product requirement either contracted out or used to trigger plant expansion in the future.

     The forward strategy for BresaGen's protein group is to build immediate revenues from existing products and services while developing generic and proprietary molecules for rapid market entry.

REPRODUCTIVE BIOTECHNOLOGY

     We will continue to undertake further research in this area conditional on securing external funding to fully support this research.

ENVIRONMENTAL REGULATIONS

     The Company's operations are subject to environmental regulations under Australian State legislation.

     In particular, the Company is subject to the requirements of the Environment Protection Act SA 1993. A license has been obtained under this Act to produce listed waste.

     The Company has been granted a permit by the South Australian Water Corporation (SA Water) to discharge trade waste water into SA Water's sewer. The discharge to sewer must comply with Regulations under the Sewerage Act 1929.

     The directors are not aware of any instance of non-compliance in relation to these license and regulation requirements during the financial year.

ITEM 4.C ORGANIZATIONAL STRUCTURE

     As at June 30, 2002.

                                   COUNTRY OF
                            INCORPORATION - AUSTRALIA

                               (GRAPHIC OMMITTED)

                                   COUNTRY OF
                                  INCORPORATION

     BresaGen Limited is the ultimate holding company of the group. BresaGen Limited along with BresaGen, Inc. are the two operating companies. BresaGen Limited operates in Australia and BresaGen Inc. in the US. BresaGen Limited has its stock listed on the Australian Stock Exchange. Subsequent to June 30, 2002 BresaGen Marketing Pty Ltd (a dormant subsidiary) has been deregistered.

     The operations of BresaGen Limited include the Protein Pharmaceuticals and Reproductive Biotechnology Divisions and Cell Differentiation program associated with the Cell Therapy Division. The operations of BresaGen, Inc. include the human Stem Cell and Catheter and Imaging programs of the Cell Therapy Division.

ITEM 4.D          PROPERTY, PLANTS AND EQUIPMENT

     The Company has facilities in Adelaide, South Australia and Athens, Georgia, USA.

     The facility in Adelaide comprises research laboratories, a manufacturing plant used to produce material for research and development purposes as well as sale and corporate administration offices.BresaGen's manufacturing plant produces therapeutic proteins using a 100 liter fermenter to express proteins using a proprietary bacterial expression system. These proteins are then purified using an industry standard bio-process system.

     Our new purpose built research and production facility has been constructed with the financial support of the State Government of South Australia. The State Government of South Australia provided support by way of a loan to be repaid over 10 years. The new facility is capable of housing a 500 liter production fermenter together with a 200 liter development fermenter. These will be purchased when our production requirements demand additional capacity. This facility also houses all our Adelaide research and development laboratories and administration and management offices. The total cost of these facilities, including land, is estimated at between A$11.7 million and A$13.0 million. Since May 2003, all BresaGen staff have been located at the new premises.

     The facilities in Athens, Georgia currently comprise laboratory and office space leased from the University of Georgia. BresaGen is using these facilities for research into Cell Therapy.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis in conjunction with
Item 3A, "Selected Financial Data" and other financial statements, the notes to the financial statements and other financial information appearing elsewhere in this Registration Statement. In addition to historical information, the following discussion and other parts of this Registration Statement contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See the "Risk Factors" section of
Item 3 and other forward-looking statements in this Registration Statement for a discussion of some, but not all factors that cause or contribute to such differences.

ITEM 5.A OPERATING RESULTS

OVERVIEW

OUR FORMATION

     We were formed in 1982 as Bresa Pty Ltd in South Australia, Australia. We then changed our name to Bresatec Limited and following sale of part of our business we changed our name again to BresaGen Limited on December 21, 1995. Our shares were publicly listed on the Australian Stock Exchange on September 21, 1999. We are a biotechnology company focused on developing human therapeutic products. Biotechnology is broadening the strategies available for treating disease. Rather than just treating symptoms, the industry is developing an understanding of many disease processes at the molecular level that addresses the underlying cause of the disease. The promise to patients is long term therapeutic benefit. Potential applications of our technology are restricted to defined human and veterinary healthcare segments.

RESEARCH AND DEVELOPMENT ENTERPRISE

     We are a research and development enterprise. We are continuing to develop our technology and have not yet commercialized our technology. The one exception to this has been EquiGen(R) which the Company registered in its own right and continues to manufacture and market. The Company also sells research grade human Growth Hormone to other companies that are developing different delivery techniques for this drug.

     As disclosed within the attached financial statements the Company has reported losses before and after tax over the past three years. For the year ended June 30, 2002 the loss was A$11.9 million, for the year ended June 30, 2001 the loss was A$6.5 million and for year ended June 30, 2000 the loss was A$3.3 million. For the six months ended December 31, 2002 the loss was A$6.1 million. Since inception to December 31, 2002 we have incurred approximately A$35.5 million in accumulated losses. The losses relate to expenditure on various projects at differing stages of research and development (a full analysis of research and development expenditure is provided under Item 5.C). The Company's business model is to develop drugs and therapies to a particular stage and then enter a license agreement with a large pharmaceutical or health provider in return for royalties, milestone payments and possibly manufacturing transfer margins.

     Proceeds raised from our initial public offering in September 1999 and further capital raisings in January 2000 and November 2000, as disclosed elsewhere within this registration statement, together with sales of growth hormones, grant monies and interest income earned from investing these funds have been our most important sources of cash flow. Prior to September 1999 we relied on funding from two research and development syndication transactions that provided contract research funds. We also raised funds from the sale of the Company's stock to venture capitalists and corporations interested in our potential technology prior to our initial public offering. We have also obtained two Start Grants (a particular type of Australian federal government assistance) from the Australian federal government that assist with funding specific research projects. The grants are unencumbered and do not require any royalty or other payment in the future.

HOW WE RECOGNIZE REVENUE AND EXPENSES

REVENUE RECOGNITION

     Sales revenue is recognized when delivery of the product has occurred and collectibility is reasonably assured.

     We recognize Australian federal government grant income when research and development expenditure to which the particular grant relates has been incurred. Under the conditions of these grants the Australian government contributes 50% of eligible project expenditure up to predetermined maximums.

     We recognize contract research income when the relevant research expenditure is incurred. Amounts received but not yet applied to research expenditure are carried forward as deferred income.

     Fee income we receive takes several forms:

o Upfront fees received on licensing our technology to other companies. In accordance with Australian GAAP we recognize these up-front fees on the finalisation of the license agreement. Under US GAAP upfront licence fees are recognized over the period in which the licence relates.

o Fees received on the achievement of key milestones set within an agreement. Revenue is not recognized prior to acceptance that the milestones have been achieved as collectibility is not assured until this point is reached. Achievement of such milestones is agreed between the parties in legally binding contracts. Revenue for each milestone achieved is fixed upfront.

     We recognize interest income as it is earned and when collectibility is reasonably assured.

RESEARCH AND DEVELOPMENT EXPENSE

     Research and development expense includes personnel costs, manufacturing expense, contract services and costs under contract research agreements. We expense research and development expenses as they are incurred.

     In addition, although we believe that our patents and underlying technology have continuing value, the future benefits to be derived are uncertain. We therefore include patent costs under research and development expense rather than capitalize them.

GENERAL AND ADMINISTRATIVE EXPENSE

     General and administrative expense primarily comprises personnel costs, operating expenses and administrative services.

NON-CASH STOCK COMPENSATION

     In accordance with Australian GAAP we do not recognize the cost of options granted to employees or directors. Under US GAAP we use the intrinsic value method specified by APB Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") to recognize the cost of options granted to employees and directors. Compensation cost for stock options granted to non-employees is measured as the fair market value of the stock options based on the Black-Scholes option pricing model and is expensed at the time of issue of the options. Stock based compensation cost recognized in income under US GAAP was A$120,000 for the year ended June 30, 2002 and A$375,000 for the year ending June 30, 2001 (2000 - $A257,000 for employees and directors and A$916,000 for consultants and shareholders).

     Under US GAAP we have adopted the disclosure only alternative of Statement of Financial Accounting Standards ("SFAS") 123 which states that stock based compensation must be recorded at fair value of options granted. This compensation, determined using the Black Scholes option pricing model, is expensed over the vesting periods of each option grant for purposes of pro forma disclosures. The pro forma compensation expense was calculated to be A$473,000 for the year ended June 30, 2002 and A$878,000 for the year ended June 30, 2001 (2000 - A$502,000).

CRITICAL ACCOUNTING POLICIES

     The financial statements of the Consolidated entity set out the Company's accounting policies. Set out below are those policies that are considered critical to the results and financial performance of the Company. These policies are considered critical as they require significant management judgment, and there is a likelihood that materially different amounts would be reported using different conditions or using different assumptions.

INTANGIBLES

AUSTRALIAN GAAP

o Intellectual property represents acquired biotechnology research and development and is recorded at cost. In accordance with Australian Accounting Standards Board Urgent Issues Group Abstract 44 (UIG 44), Acquisition of in-process research and development, acquired in-process research and development is recorded as an intangible asset when it is expected beyond reasonable doubt that it will lead to commercialization and generate future economic benefit. This UIG will be applied to reporting periods ending on or after July 1, 2001. Commercialized intellectual property that is generating revenue is amortised between 5 and 15 years. Intellectual property that is yet to be commercialized is not amortised as it is not ready for use and generating revenue. It is carried forward as an asset as it is expected that it will lead to commercialization and begin generating revenue. For the year ended June 30, 2002 amortization of intellectual property amounted to A$188,000. The net carrying value of intellectual property as at June 30, 2002 amounted to A$14.1 million.

o Patents costs are expensed as incurred. Previously, certain patents have been capitalized and amortized over the life of the patent. For the year ended June 30, 2002 amortization of patents amounted to A$8,000. At June 30, 2002 the net carrying value of patents being A$45,000 was written-off.

o Core technology licenses represented rights to develop and commercialize certain technology. These amounts were capitalized and written off over the period in which benefits were expected to arise or the period of the license whichever was the lessor. For the year ended June 30, 2002 amortization of core technology licenses amounted to A$46,000. At June 30, 2002 the net carrying value of core technology licences being A$318,000 was written-off due to the termination of the collaboration agreement with British Biotech as the license related to E21R.

     Periodically we obtain an independent experts valuation of our Intellectual Property portfolio to support the carrying value of Intangibles.

US GAAP

     In accordance with US GAAP, as reported elsewhere in this registration statement, acquired in process research and development can only be capitalized and amortized if they have alternative future uses and amortization commences from the date of acquisition. Therefore, under US GAAP amounts capitalized under the Australian GAAP policy noted above have been written off under US GAAP with the exception of the cell therapy intellectual property carried at a written down value at June 30, 2002 of $A1.7 million.

     BresaGen capitalized the A$2.0 million it paid Lumunis Pty Ltd in September 1999 and has amortized it since this date in accordance with US GAAP as management believes it has alternative future uses. Under paragraph 11 of FASB Statement No. 2 acquired intangible assets that are for research & development activities and that have alternative future uses should be capitalized.

     At the time BresaGen acquired this "core technology" we agreed to fund a three year research program, engaging Luminis as research contractor. The core technology we acquired was still very early stage and therefore required (and still requires) further development.

     At the time of acquisition management believed that there were a large number of potential applications for cell therapy treatments if the hurdles of adequate supply of cell materials, and the rejection of transplated cells, could be overcome. We still believe this to be the case.

     Management believes that if the program is successful cell therapy could be expected to produce a set of enabling technologies to provide therapies for many human diseases including neurodegenerative diseases e.g. Parkinson's and Alzheimer's diseases as well as spinal cord injury and diabetes.

     BresaGen was awarded an Australian government Start Grant in relation to our Cell Therapy research and development. Part of this Start Grant, as outlined in the application, is to be used to fund collaborations potentially in bone marrow disease, corneal and retinal eye diseases and spinal cord injury. This further supports management's belief that this technology is platform technology with a variety of potential uses.

     Finally, in support of managements view of alternative uses, BresaGen was awarded a NIH grant in 2002 for the purposes of distributing our "cell lines" to other research organisations to enable them to conduct research in many potential disease targets.

     The above management judgments and assumptions include an inherent number of uncertainties about events likely to occur in the future. Had management possessed different information and applied different assumptions for the future regarding this "core technology" it is possible that this technology would have been written off at acquisition. The financial effect of this for US GAAP would have been the write off of the A$2.0 million in September 1999, rather than being amortized resulting in an annual charge to the profit and loss.

     The treatment of patents and core technology licenses is the same for US GAAP as Australian GAAP.

REVENUE RECOGNITION

AUSTRALIAN GAAP

     Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

     Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the sale of the Company's protein pharmaceutical products. Sales revenue is recognized on despatch of the goods from BresaGen's premises, which as per the conditions of sale, is when title and risks and rewards of the goods are transferred to the purchaser.Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instrument.

     Fee income and milestone payments derived from research and development contracts are recognized as earned upon the occurrence of contract-specified events, where those events measure a stage of progress toward completion under a long term contract.

     Contract research income and government research and development grant income is recognised as and when the relevant research expenditure is incurred, as the per the conditions of the agreements, the Company is only entitled to receive income once the relevant expenditure is incurred. When the Company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the Company does not control the income until the relevant expenditure has been incurred.

US GAAP

     Revenue recognition is as per Australian GAAP with the exception that the Company has adopted Staff Accounting Bulletin 101 `Revenue Recognition in Financial Statements' for US GAAP. This has resulted in deferral of income under US GAAP. Management judgment and assumptions have been required to determine that the income should be deferred for US GAAP. Should different conditions prevail management may be alter this treatment which would have an impact on the statement of financial performance under US GAAP.

UNSECURED LONG TERM LOANS

AUSTRALIAN GAAP

     Long-term non interest bearing financial liabilities are discounted to their present value, based on the long term government bond rate, in the year the loans are received and the discount taken to the statement of financial performance. Each year a notional interest expense is charged against the statement of financial performance, to accrue the loan to the face value payable in the future.

US GAAP

     As required by US GAAP (APB21), the loans have been recorded in Note 13 at their face value, offset by the unexpired discount received which has been taken to income for Australian GAAP. However, under US GAAP the recognition of income will be deferred until all the recourse terms and conditions of the long-term non interest bearing loan have been satisfied.

For a discussion of changes in accounting standards, see Item 5.D of this Registration Statement.

OPERATING RESULTS

     BresaGen Limited operates wholly within the Biotechnology industry and is committed to research and development in three distinct areas; protein pharmaceuticals, cell therapy and reproductive biotechnology. The operations and nature of the three segments are defined below:

         PROTEIN PHARMACEUTICALS DIVISION

This division has a pipeline of human and veterinary therapeutic candidates that includes:

o    E21R potential treatment for certain cancers and inflammatory diseases

o    hGH a treatment for growth hormone deficiency

In addition this division manufactures EquiGen(R) a registered veterinary drug that is used to treat horses for injury, body condition and reproduction.

     This division has established a separate business unit "ProtEcol(TM)" offering process development and manufacture of recombinant peptides and proteins.

     All the Company's sales revenue and corresponding manufacturing costs are derived and incurred through this segment of the business.

         Cell Therapy Division

The Company's Cell Therapy division has three major programs:

o    cell differentiation based in Adelaide, Australia;

o    human stem cell based in Athens, Georgia, USA; and

o    catheters and imaging in various North American centers

     The Company has obtained support from the Australian Government in the form of a three year dollar for dollar grant to help fund the research conducted in Adelaide. Expenditure relating to this grant income is allocated as grant research expenditure.

     Our US subsidiary BresaGen Inc., operates wholly within this business segment. No income stream is generated from this research at present; we currently fund all our research in this area from our cash reserves.

     Reproductive Biotechnology

     Conducted in collaboration with St. Vincent's Hospital, Melbourne, Australia this research program looks to both improve the efficiency of its proprietary cloning methodology and develop xenotransplant technologies in pigs.

     This segment of the business has obtained contract research income from external sources to continue the growth of research in this area. Up until March 2001, the division was supported by a US company called Nextran, since this time the Company has been able to replace the majority of this support with funding from an Australian pig producer and a grant from the Juvenile Diabetes Foundation. Expenditure by the division is classified as contract research expenditure.

SIX MONTHS ENDED DECEMBER 31, 2002 COMPARED WITH SIX MONTHS ENDED DECEMBER 31, 2001

     The consolidated loss after income tax for the six months ended December 31, 2002 was A$6.1 million compared to a loss after income tax of A$3.9 million in the previous corresponding period, an increase of 53.8%.

TOTAL REVENUE

     Revenue for the six months ended December 31, 2002 decreased A$1.2 million or 32.2% compared to the previous corresponding period to A$2.5 million.

     Sales revenue decreased 31.8% for the six months ended December 31, 2002 over the previous corresponding period to A$563,000. The decrease was a result of the sale of bulk active hGH (sales to other research companies predominantly in the US) falling from A$446,000 in the previous corresponding period to A$62,000 for the six months ended December 31, 2002. Management expects the sales of hGH to fluctuate from year to year as they are currently dependent upon research activities being conducted by other companies. Upon having our hGH product registered as an API we expect sales to increase and become more predictable.

     EquiGen sales decreased A$51,000 to A$327,000. Management expects the sales of EquiGen to increase with CSL Limited (CSL) taking over the marketing and distribution of EquiGen in Australia and New Zealand as CSL have a team of trained veterinarian sales representatives.

     The Company sold A$165,000 of other animal growth hormone product during the six months ended December 31, 2002 with no such sales in the previous corresponding period.

     The Company sold its first human embryonic cell lines to other research organisations during the six month period earning revenue of A$9,000. Management expect cell line sales to increase as more researchers become aware that we have them available for sale.

     With the termination of the agreement with British Biotech on July 23, 2002 no sales of E21R were made and management does not expect any further sales of E21R in the foreseeable future.

     Contract research revenue increased 57.0% for the six months ended December 31, 2002 over the previous corresponding period. Contract research revenue supporting the Company's Reproductive Biotechnology Division remained flat. These revenues fully support this Division and management expects funding of this Division to remain at similar levels for the next 12-18 months as the current funding arrangements have this duration to run.

     Also included in contract research revenue is A$240,000 relating to contract services worked performed for other companies by our ProtEcol Services business unit (A$Nil in the previous corresponding period). Management expects revenue from ProtEcol Services to increase as we pro-actively market this service and complete our new production facility.

     Government grant revenue decreased 23.5% over the previous six months to A$1.06 million. The reason for this being that the E21R Start grant of A$2.9 million was fully drawn down in December 2001. No revenue from this grant was therefore received in the six months ended December 31, 2002 with A$473,000 being received in the previous corresponding period.

     Grant revenues of A$1.0 million were derived by the Cell Therapy Division from two sources: A$621,000 from the existing Australian Start grant and A$413,000 from the NIH in the US. This compares to A$667,000 received in the previous corresponding period from the Australian Start grant only. Management expects grant revenues from the above sources to remain at similar levels until December 2003 when the current Cell Therapy Start grant expires.

     The Company received fee income of A$510,000 during the six months ended December 31, 2001 under the agreement with British Biotech due to the achievement of a defined clinical development event. Nil revenue was received during the six months ended December 31, 2002. Due to the termination of this agreement management does not expect any revenue from these sources in the foreseeable future.

     Interest revenue decreased 51.2% to A$275,000 in the six months ended December 31, 2002 compared with the previous corresponding period. This was due to a decrease in cash being available for investment. Interest earned in future will depend on any future funding cycles and prevailing interest rates.

GROSS PROFIT

     Gross profit on the sale of protein drugs was A$327,000 for the six months ended December 31, 2002 compared with A$592,000 in the previous corresponding period. Gross profit for the six months ended December 31, 2002 as a % of sales revenue was 59.0% compared to 71.7% for the previous corresponding period. The reason for this decrease being the mix of sales changed from high margin hGH in the six months ending December 31, 2001 to relatively lower margin EquiGen in the six months ended December 31, 2002.

     The margin (gross profit as a % of sales) on the sale of EquiGen decreased from 53.2% in the six months ended December 31, 2001 to 32.7% this corresponding period due to the part write-off of a batch of stock damaged during manufacture.

     The margin on hGH sales remained relatively constant at 88.7% for the six months ended December 31, 2002 compared with 87.2% for the previous corresponding period.

     Cost of sales for our human embryonic cell lines are nil as this business unit is fully funded by the NIH. Selling these cell lines to other research organisations is a bi-product of our own research and development endeavours.

RESEARCH AND DEVELOPMENT EXPENSES

     Expenditure on research and development in total amounted to A$5.6 million for the six months ended December 31, 2002 compared to A$5.2 million in the previous corresponding period, an increase of 7.7%.

     Contract research expenditure increased 58.9% to A$693,000 due to the costs associated with the new ProtEcol Division business services being included as contract research expenditure. ProtEcol Services costs totalled A$376,000 compared to A$Nil in the previous corresponding period. Excluding these costs contract research expenditure decreased 27.3% to A$317,000 for the six months ended December 31, 2002.

     Grant research expenditure decreased 17.1% to A$1.8 million in the six months ended December 31, 2002 compared with the previous corresponding period. This decrease was mainly due to the E21R Start grant concluding in December 2001. In the previosu corresponding period A$786,000 of E21R expenditure was classified as government grant expenditure, A$Nil this six month period. E21R research expenditure totalling A$226,000 incurred in the six months ended December 31, 2002 is classified as "other research expenditure" due to the completion of the grant. Somewhat offsetting this decrease was A$303,000 in BresaGen, Inc cell distribution research expenditure (A$Nil in the previous corresponding period) claimed under the NIH grant.

     Management expects this expenditure to remain at similar levels until December 2003 for the same reasons as for grant revenue

     Other research expenditure increased 19.1% to A$3.1 million in the six months to December 31, 2002 compared with the previous corresponding period. This was mainly due to:

o the reclassification of E21R research expenditure from government grant research expenditure on the completion of the E21R Start grant;

o the payment of $375,000 for an eminent scholarship position at the University of Georgia for Dr Steve Dalton.

     Management expects this type of research expenditure to decrease due to the termination of E21R trials and the one-off nature of some expenditure incurred in the six month period.

SELLING AND MARKETING EXPENSES

     Selling and marketing expenses were A$217,000 in the six months to December 31, 2002 a decrease of 46.0% over the previous corresponding period. This decrease being due to costs incurred in the previous corresponding period on hiring public relations consultants to promote the existence of the Company's four human stem cell lines that met President Bush's criteria for US government funding not recurring in this period.

     The expenditure incurred in this period relates to EquiGen marketing and corporate press and public relations. Management expects expenditure to remain at similar levels for the foreseeable future.

ADMINISTRATION EXPENSES

     Administration expenses increased 41.4% to A$2.6 million for the six months ended compared with the previous corresponding period. The increase was primarily due to the following factors:

o The Company commencing the amortisation of Cell Therapy IP under A-GAAP as from July 1, 2002, resulting in a charge of A$613,000 for the six months ended December 31, 2002.

o Legal and consulting fees in relation to the proposed acquisition of Plurion, Inc IP totalling A$209,000.

     Management expects administration costs to decrease marginally from these levels as the legal and consulting fess will not recur in future periods, whilst the amortisation of Cell Therapy IP will be recurring.

TWELVE MONTHS ENDED JUNE 30, 2002 COMPARED WITH TWELVE MONTHS ENDED JUNE 30,
2001

     The consolidated loss after income tax for the year ended June 30, 2002 was A$11.9 million compared to a prior year loss after income tax of A$6.5 million, an increase of 82.6%.

     The current year consolidated loss incorporates one-off write-downs totalling A$2.9 million associated with the termination of the E21R British Biotech collaboration into acute myeloid leukaemia (AML), the suspension of the Company's studies in adult chronic myelomonocytic leukaemia (CMML) and the suspension of canine ST (cST) development. In relation to E21R the Company has written off the following items:

     o    Capitalised Intellectual Property totalling A$1.2 million;

     o E21R stock on hand totalling A$267,000 as it now has a net realisable value of A$Nil;

     o    Medvet core technology licence with a written down value of A$318,000;

     In relation to cST the Company has written off capitalised Intellectual Property totalling A$1.1 million. Capitalised patent costs that had a net written down value of A$45,000 have also been written off.

     Excluding the above write-downs the current year consolidated loss was A$9.0 million, an increase of 38.7% over the previous year.

TOTAL REVENUE

     Revenues for the year ended June 30, 2002 totalled A$6.1 million, an increase of 4.8% over the previous twelve months ended June 30, 2001.

     Sales revenue increased 24.1% year on year to A$1.5 million. This increase came from the sale of bulk active hGH (sales to other research companies predominantly in the US) which increased 7% over the prior year to A$478,000. EquiGen(R) sales increased 19% year on year to A$708,000. Sales of E21R to British Biotech increased by A$145,000 over the prior year to A$277,000. The sales of E21R to British Biotech are for material required by British Biotech to undertake clinical studies and are based on a sale price determined in the agreement with British Biotech.

     Contract research revenue decreased 8.6% year on year to A$747,000. These revenues fully support the Company's Reproductive Biotechnology Division. The decrease in revenue resulted from alternative sources of funding being secured late in the previous financial year, the total funding from these sources being less than under previous arrangements. Also included as contract research revenue is A$90,000 relating to contract services work performed for other companies on the formation of our "ProtEcol(TM)" Services business unit.

     Government grant revenue increased 6.0% over the previous corresponding twelve months to A$2.1 million. Revenue received from the E21R Start grant amounted to A$473,000 down from A$939,000 in the previous year. The reduction year on year was due to this grant of A$2.9 million being fully drawn in December 2001. Revenue received from the A$4.9 million Cell Therapy Start grant increased 29.8% year on year to A$1.4 million due to `eligible' expenditure increasing year on year. A grant providing assistance with the purchase of plant and equipment for the Company's new facility was received from the South Australian government totalling A$200,000 during the twelve months ended June 30, 2002.

     The Company received fee income of A$510,000 during the year ended June 30, 2002 up from A$461,000 in the prior year, an increase of 10.6%. This income was received under our agreement with British Biotech. Revenue received during the year ended June 30, 2002 was due to the achievement of a defined clinical development event.

     Interest revenue decreased 25.6% to A$964,000 in the year ended June 30, 2002. This was due to a decrease in cash being available for investment.

     Finally discount on long term loans amounting to $A247,000 was recognized as revenue during the year ended June 30, 2002. The Company received a 99 year interest free loan from the South Australian government to assist with the construction of our new building. The Company's accounting policy is to discount long-term non-interest bearing financial liabilities to their present value in the year the loans are received, the discount is taken to the statement of financial performance. Management does not expect revenue of this nature to be received again in the foreseeable future.

GROSS PROFIT

     Gross profit on the sale of protein drugs was A$918,000 (excluding the write-down of E21R stock) for the twelve months ended June 30, 2002 up from A$548,000 in the corresponding prior twelve months. Gross profit for the year to June 30, 2002 as a % of sales revenue was 62.3% compared to 46.2% for the previous corresponding twelve months. Including the write-down of E21R the gross profit for the twelve months ended June 30, 2002 was A$651,000 and as a % of sales revenue was 44.2%.

     The Company achieved a similar margin (gross profit as a % of sales) on the sale of EquiGen(R) as in the previous corresponding period. In the twelve months to June 30, 2002 the margin on EquiGen(R) sales was 54.9% compared to 55.7% for the year ended June 30, 2001.

     The overall margin improvement came from the sale of E21R to British Biotech. The margin achieved on these sales during the year ended June 30, 2002 amounted to 58.1% compared to a zero margin in the prior twelve months.

     The margin on hGH sales was 87.2% for the year ended June 30, 2002 as compared to 46% for the year ended June 30, 2001. The reason for the improved margin was more efficient manufacturing processes as we continued to develop our manufacturing techniques.

RESEARCH AND DEVELOPMENT EXPENSES

     Expenditure on research and development amounted to A$10.2 million for the twelve months ended June 30, 2002 compared to A$8.0 million in the twelve months ended June 30, 2001, an increase of 26.4%.

     Contract research expenditure decreased 10.3% to A$756,000 in line with contract research income as this research is fully funded by external organizations.

     Grant research expenditure increased 11.7% to A$4.4 million during the year ended June 30, 2002. The Company has two Australian federal government Start grants to which this expenditure relates, E21R and Cell Therapy. Expenditure on E21R for the twelve months ended June 30, 2002 totalled A$1.4 million a decrease of 14.3% over the prior year this being due to the completion of phase I clinical trials and British Biotech funding phase II clinical trials into Acute Myeloid Leukemia. Expenditure under the Cell Therapy Start grant increased 30.3% year on year to A$3.0 million with an increase of A$806,000 in staff costs and associated consumables (an increase of 73.0% over the prior year) and an increase in external collaboration costs of A$143,000 (an increase of 168.6%) into the potential application of cell therapies to bone marrow diseases.

     Other research expenditure increased 53.9% year on year to A$5.0 million. This increase was substantially due to our US subsidiary BresaGen, Inc being in operation for the full twelve months whereas it was operating for less than eight months in the prior year. This resulted in an increase in cell therapy research and development expenditure of A$1.5 million.

SELLING AND MARKETING EXPENSES

     Selling and marketing expenses were A$615,000 for the year ended June 30, 2002, an increase of 49.3% over the previous year. This increase was primarily due to the costs incurred in hiring public relations consultants to promote the existence of the Company's four human stem cell lines that met President Bush's criteria for US government funding.

ADMINISTRATION EXPENSES

     Administration expenses totalled A$3.8 million for the year ending June 30, 2002, an increase of 17.4% over the prior years expenditure of A$3.2 million. The increase was primarily due to the following factors:

o Increased corporate salaries incurred in Australia due to the appointment of a full-time patent attorney and the Medical Director being employed for the full year, plus general salary increases amounting to an additional A$270,000 year on year.

o BresaGen, Inc legal fees increased year on year by A$239,000 and were incurred in relation to advice on potential patent infringements by third parties of our patents and immigration requirements for employees relocating to the U.S..

o Consulting costs incurred in relation to the design of our new facility totalling A$200,000.

o First full year of BresaGen, Inc operations in Athens GA resulted in increased administration staff costs, rent and other office support costs totalling A$132,000.

o Increased amortisation of hGH intellectual property amounting to an additional A$95,000.

o Total remuneration to external auditors increasing A$63,000 due to audit opinions being required on the Company's US-GAAP accounts and SEC filings.

         Off-setting these increases were reductions year on year on travel costs, U.S. investor relations costs and stamp duty incurred on unwinding the Transgenics R&D Syndicate.

TWELVE MONTHS ENDED JUNE 30, 2001 COMPARED WITH TWELVE MONTHS ENDED JUNE 30,
2000

TOTAL REVENUE

         For the twelve months ended June 30, 2001, total revenues increased 104% to A$5.8 million from A$2.8m for the twelve months ended June 30, 2000.

         Sales revenue grew 30.6% to A$1.2 million. Sales came from the Company's protein based growth hormones and potential anti-cancer drug E21R. Sales of our horse growth hormone product "EquiGen(R)" increased 120.6% to A$594,000 with sales to international markets improving with increased marketing efforts and a favorable exchange rate. Sales of hGH (human growth hormone) is of clinical grade material to research companies as the product is not registered for sale to humans. These sales of hGH tend to be ad hoc in nature and declined A$150,000 in the year ended June 30, 2001, a decrease of 25.2%. Additionally, the first sales of E21R (potential anti-cancer drug) were made to British Biotech under the Development, Commercialization and License Agreement whereby British Biotech conduct trials initially in acute myeloid leukemia in exchange for certain commercial rights. These sales totaled A$132,000.

         Contract research revenue increased 34.2% to A$817,000 for the year ended June 30, 2001 with external funding fully supporting the Company's Reproductive Biotechnology Division apart from a period of several weeks when alternative funding arrangements were being finalized. This funding comes from commercial organizations with the increase being due to the fact that funding was secured for the full twelve months whereas for the twelve months ended June 30, 2000 external funding was only provided for part of the year following the completion of the Xenograft Syndicate.

         The Company received license fees of A$461,000 during the year ended June 30, 2001 on the execution of the Agreement with British Biotech. This Agreement provides for further lump-sum payments to be made on the achievement of defined clinical development and drug registration milestone events. No like revenues were received in the twelve months ended June 30, 2000. Ongoing milestone and royalty revenue received under this Agreement will depend on the continuing success of E21R through clinical trials and registration.

         Government grant revenue increased 221% to A$2.0 million with the Company being awarded a Federal Government Grant for the Company's Cell Therapy Program totaling A$4.9 million payable over three years, commencing in June 2000, on a dollar for dollar contribution basis. Revenue from this particular grant totalled A$1.1 million for the twelve months ended June 30, 2001. The balance of grant revenue came from an existing Grant supporting the research and development of E21R.

         Finally, interest revenue increased 91.4% to A$1.3 million in the year ended June 30, 2001. This was due to significantly increased cash being available for investment following the Company's initial public offering in September 1999 that raised A$12.0 million and two subsequent equity raisings, one in January 2000 raising A$6.3 million and the other in November 2000 raising A$15.3 million.

GROSS PROFIT

         Gross profit on the sale of protein drugs was A$548,000 for the twelve months ended June 30, 2001 up from A$421,000 in the corresponding prior twelve months. Gross profit for the year to June 30, 2001 as a % of sales revenue was 46.2% compared to 46.3% for the previous corresponding twelve months.

         The Company achieved a higher margin (gross profit as a % of sales) on the sale of EquiGen(R) as sales increased in North America. With sales being in constant US dollars the lowering Australian dollar meant that the Australian dollar sale per course (or unit) improved. Overall the margin on sales of EquiGen(R) increased from 47.5% for the twelve months ended June 30, 2000 to 55.7% for the year ended June 30, 2001.

         However, offsetting this the initial sale of E21R to British Biotech covered the cost of sale with no gross margin.

RESEARCH AND DEVELOPMENT EXPENSES

         Research and development expenses increased A$4.4 million to A$8.0 million in the twelve months to June 30, 2001, an increase of 120%.

         Contract research expenditure increased 33.8% to A$843,000 in line with contract research income as this research is fully funded by external organizations, apart from several weeks in both periods under review when alternative funding sources were being finalized and the Company's Board of Directors agreed to fund this research internally.

         Grant research expenditure increased 290.6% to A$3.9 million during the year ended June 30, 2001 with the Company being awarded an Australian federal government grant to support the Cell Therapy Program. In the twelve months ended June 30, 2000 expenditure on the Cell Therapy Program totalling A$1.0 million was shown as "Other Research Expenditure". Management expects grant research expenditure to remain at these levels unless the Company is successful in obtaining further government grants either in the US or Australia.

         Other Research Expenditure increased A$1.2 million or 61.2% to A$3.2 million in the twelve months ended June 30, 2001. The acquisition of CytoGenesis, Inc. in November 2000 (since merged into BresaGen, Inc.) contributed A$2.2 million to other research expenditure this being the primary reason for the increase. Offsetting this, as mentioned in the previous paragraph, A$1.0 million was reclassified as grant research expenditure. Management expects a further increase in expenditure in the year ending June 30, 2002 as BresaGen, Inc. will be operating for a full year as compared to the seven month period in the year ending June 30, 2001.

SELLING AND MARKETING EXPENSES

         Selling and marketing expenses were A$412,000 for the year ending June 30, 2001, an increase of 58.5% over the previous year. The increase was primarily due to the appointment of a Business Development Manager.

ADMINISTRATION EXPENSES


         Administration expenses were A$3.2 million for the year ending June 30, 2001, an increase of 79.6% over the previous twelve months spend of A$1.8 million. The increase was primarily due to the following factors:

o Salary and wage costs increased A$291,000 with the establishment of the Athens GA office and the hiring of a Medical Director.
o Consulting fees increased A$259,000 in the year ending June 30, 2001 over the prior year due to expenses associated with Australian and US press and investor relations activities, remuneration advice, US GAAP advice and US FDA advice.
o Costs associated with relocating Company management and employees to our US office in Athens, GA totaled A$224,000.
o Travel and accommodation expenses increased A$122,000 during the year ended June 30, 2001 due to travel associated with having a US office.
o Payment of A$101,000 in stamp duty on the unwind of the Transgenics R&D Syndicate.
o Directors expenses for the year ended June 30, 2001 increased A$81,000 over the previous year with two board meetings being held in the US and US located directors appointed on the acquisition of CytoGenesis, Inc traveling to Australia.
o Share registry fees increased A$32,000 in the twelve months ended June 30, 2001 due to the Company being listed on the Australian Stock Exchange for the full twelve months.


ITEM 5.B  LIQUIDITY AND CAPITAL RESOURCES

         The Company is currently cash flow negative, that is, it does not generate enough cash to fund its research and development activities.

         Funding sources consist of:

         o    sales of growth hormones;

         o    government and private research grants;

         o equity through the issuance of Company stock and option holders exercising Company stock options;

         o    process development and contract manufacturing.

         As at December 31, 2002 the Company had A$8.3 million in cash. We developed a Board approved investment policy during the year ended June 30, 2000 to invest these funds in liquid, investment grade securities, such as interest-bearing money market funds and commercial paper.

         Borrowings as at December 31, 2002 totalled A$4.1million (both current and non-current). Borrowings relate to a loan agreement with the State Government of South Australia to provide finance for the construction of a new building and production facility. This loan is repayable over 10 years commencing on building completion and when final construction costs have been determined. The maximum amount of funding available under the agreement is A$8.0 million. Interest is payable on the loan at commercial rates. As at December 31, 2002, A$4.1million has been drawn down under the terms of the agreement.

         The Company expects to complete draw downs under the A$8.0 million loan facility by April 2003 and begin making quarterly repayments in June 2003. The mix of debt to equity will therefore increase as draw downs are made under the terms of this loan facility. Our % of interest-bearing debt to equity is likely to increase from 6.6% as at December 31, 2002 to 13.1% as at June 30, 2003 if no further equity is raised before this time. The increase will be due to fully drawing down the new building loan facility described above.

         We expect that our net cash used in operations will increase in 2003 as a result of capital expenditure on plant and equipment for our new facility, loan repayments and higher operating costs associated with running this facility.

         We estimate that our existing capital resources, expected sales, grants and interest income will be sufficient to fund our current level of operations through the fourth quarter of calendar year 2003. The Company is exploring options to extend its cash reserves beyond the fourth quarter of calendar year 2003 including:

o   raising additional capital;
o   realisation of some, or all, the Company's intellectual property; and/or
o   further restructuring of current activities.

         The Company's main source of revenue to the fourth quarter of calendar year 2003 is likely to be from grants. The collaborative research grants that fund our Reproductive Biology Division are based on two agreements that provide funding past this time frame. The Start Grant that supports the Cell Therapy research in Adelaide expires in December 2003, or when A$4.9 million has been claimed by the Company based on eligible expenditure. The Company, based on current estimates, does not expect to draw down the full A$4.9 million by December 2003. The $1.3 million NIH grant has been approved and BresaGen, Inc is currently drawing down funds provided by this grant to cover direct costs incurred. The Company is currently of the view that revenues from these sources are reasonably assured.

         If the Company restructures current activities it may impact on the level of grant revenue received as the Start grant and NIH grant are both based on the reimbursement of eligible expenditures.

         Raising additional capital is conditional on the Company continuing to progress the development of its projects to such an extent necessary to satisfy prospective investors or underwriters that investment is warranted. Raising additional capital is also conditional on the general state of the equity markets, and in particular the confidence in investing in biotechnology companies.

         The Company holds cash and cash equivalents predominantly in Australian and US dollars.

AGGREGATED CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

                                                                           Payments due
  Note    As at June 30, 2002                         0-1 year       1-2 years      2-5 years      >5 years
                                                       A$000's        A$000's        A$000's        A$000's

          Contractual Cash Obligations
          Creditors and accruals                        1,657              -              -              -
          Capital expenditure commitments                 260              -              -              -
          Operating lease commitments                      55             27              2              -
                                                    ---------- -------------- -------------- --------------
                                                        1,972             27              2              -

          Commercial Commitments
   1      New Building                                    277          1,110          3,328          6,380
   1      Plant & Equipment for building                2,657             34              -              -
                                                    ---------- -------------- -------------- --------------
                                                        2,934          1,144          3,328          6,380

   1 We have entered into an agreement with the State Government of South Australia to build a purpose built research and production facility. Under this agreement, BresaGen will purchase the land and building from the government over a 10 year period, less a 10% deposit paid during the year ended June 30, 2002. The land and building cost is A$8.9 million. In addition to this BresaGen will purchase equipment costing A$2.7 million on current estimates.



ITEM 5.C  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         BresaGen is a biotechnology company committed to the discovery and commercialization of technology in the areas of Cell Therapy, Therapeutic Proteins and Xenotransplantation. As such a substantial amount of our operating budget is spent on research and development activities each year.

         The following table details expenditure by project.

                                                         FOR THE YEAR ENDED JUNE 30,             FOR THE SIX MONTH PERIOD ENDED
                                                                                                    DECEMBER 31, (UNAUDITED)
EXPENDITURE BY PROJECT                                    2002             2001            2000            2002             2001
                                                        A$000s           A$000s          A$000s          A$000s           A$000s
E21R                                                     1,409            1,643           1,010             226              786
Cell Therapy                                             6,657            4,479           1,017           3,965            3,354
EquiGen(R)                                                 482              353             408             135              189
hGH                                                        419              274             124             181              189
Reproductive Biology                                       756              736             604             317              435
Non Syndicate Xenograft                                      0              108              52               -                -
Contracted Research & Development
                                                             -                -               -             376                -
Xenograft Syndicate                                          0                0             162               -                -
Other                                                      423              433             272             361              218
                                               ----------------------------------------------------------------------------------
TOTAL                                                   10,146            8,026           3,649           5,561            5,171
                                               ==================================================================================
% of Total Expenses                                        57%              65%             59%             65%              68%



Analysis of significant R&D expenditure follows:

o E21R. Expenditure has increased between 2000 and 2001 as the anti-cancer drug entered the more expensive human clinical trials phase of its development. Funding of this project up until December 2001 was supplemented by a Commonwealth of Australia R&D Grant. The total grant contribution is 50% of eligible project expenditure to a maximum of A$2.9 million. The full amount of this grant was drawn down at December 2001. Grant funding received is shown as revenue. Expenditure decreased in the 6 months to December 31, 2002 due to the termination of clinical trials with British Biotech as disclosed elsewhere within this Registration Statement.
o Cell Therapy. Expenditure commenced in Sept 1999 with the Company entering an agreement with the University of Adelaide to fund a research program of up to A$6.2m over three years. In November 2000 the Company acquired CytoGenesis, Inc. (merged into BresaGen, Inc.) a US based cell therapy and delivery company. Expenditure on this research has increased each year over the past three due to both the Australian and U.S. based programs being established within this period and increasing to achieve critical mass. The funding of the Australian based cell therapy research is supplemented by a Commonwealth of Australia R&D Grant. The total grant contribution is 50% of eligible project expenditure to a maximum of A$4.9 million. Grant funding received is shown as revenue.
o EquiGen(R). Ongoing R&D expenditure relates to conducting trials on other indications to expand the market and develop a slow release formulation rather than the current daily injection. Costs incurred in relation to manufacturing EquiGen(R) for sale are disclosed as Cost of Sales within the financial statements.
o hGH. Human Growth Hormone. The increase in expenditure is due to work being conducted on developing a `native' version of hGH that will enable BresaGen to develop a product with a similar formulation to an existing marketed product. This being part of our strategy to manufacture and supply hGH as an Active Pharmaceutical Ingredient approved by the FDA.
o Reproductive Biology. With the completion of the Xenograft Syndicate in July 1999 external funding was obtained to continue parts of this research.
o Xenograft Syndicate. This research was funded by an R&D Syndicate which was set up to carry out specific research over a pre-determined time frame. Syndicate funding of this research program expired in June 1999 with a minor amount of expenditure being incurred in the financial year ended June 2000. Subsequently BresaGen secured an external research contract with Nextran, Inc. to continue parts of this research and following the conclusion of Nextran, Inc.'s funding we secured funding from a major Australian pig producer and the Juvenile Diabetes Foundation. This expenditure is referred to above as Reproductive Biotechnology.
o Contracted Research & Development. The increase in expenditure is due to the growth of the Company's ProtEcol division which performs research & development activities in the protein pharmaceuticals field on behalf of third parties.

THE FOLLOWING TABLES SUMMARISES THE COMPANY'S EXPENDITURE INCURRED OVER THE LIFE OF THE MAJOR PROJECTS.


-------------------------------- -------------------- ------------------------- --------------------------- -----------------------
PROJECT                          CURRENT STATUS       R&D COSTS INCURRED TO     RANGE OF ESTIMATED COSTS    ESTIMATED COMPLETION
                                 (EXPANDED COMMENTS   DATE                      TO COMPLETE THE PROJECT     DATE
                                 BELOW)
-----------------------------------------------------------------------------------------------------------------------------------
CELL THERAPY
-------------------------------- -------------------- ------------------------- --------------------------- -----------------------
CELLULAR PRODUCT                 Preclinical          A$12,153,000, plus an     Based on current Company    Not known with any
                                 development          additional A$12,900,000   estimates we believe it     reasonable certainty
DELIVERY SYSTEM                  FDA 510k approved    in equity for acquired    could cost between $30m     as this project is
                                 catheter             IP from Adelaide          and $50m to register our    still in the early
                                                      University and            cell therapy product with   stages of research.
                                                      CytoGenesis, Inc..        the FDA for the treatment   Many technical and
                                                      These costs are for       of Parkinson's Disease.     clinical risks remain
                                                      both the cellular         This estimate is based on   that could impact
                                                      product and delivery      many assumptions, not       timeframes
                                                      system.                   least of which is           significantly.
                                                                                registration on             Additional, funds
                                                                                completion of Phase II      will be required to
                                                                                trials.                     complete this project,
                                                                                                            it is uncertain as to
                                                                                                            whether these will be
                                                                                                            available as and when
                                                                                                            required.  It may also
                                                                                                            be that we 'complete'
                                                                                                            the project by licencing
                                                                                                            to another company.

-------------------------------- -------------------- ------------------------- --------------------------- -----------------------
THERAPEUTIC PROTEINS
----------------------------------------------------------------------------------------------------------------------------------

E21R                             Currently            A$10,043,000. This        We currently anticipate     The Company has
                                 exploring the        includes all research     that additional             initiated discussions
                                 synergistic effect   and development costs     expenditure will be         on collaborative
                                 of E21R as a         incurred by the Company   minimal on the basis that   development of E21R
                                 combination          including pre-clinical    any further development     with the
                                 therapy with an      and clinical trials for   will be funded by the       pharmaceutical
                                 established          potential anti-cancer     pharmaceutical company      company that markets
                                 anti-cancer drug.    and RA treatments.        that we are in discussion   the anti-cancer drug
                                 The Company has                                with.                       we have observed
                                 initiated                                                                  synergistic effect
                                 discussions on                                                             with. It is unknown
                                 collaborative                                                              how long these
                                 development with a                                                         discussions will take
                                 major                                                                      to finalise.
                                 pharmaceutical
                                 company.
-------------------------------- -------------------- ------------------------- --------------------------- -----------------------
HGH                              Toxicology trials    The current strategy      A$750,000-A$1,000,000       2-3 years.
                                 for API              has evolved out of a
                                 registration         number of strategies
                                                      over many years so we are
                                                      unable to segregate the
                                                      costs of the current
                                                      project. A substantial
                                                      portion of the development
                                                      costs incurred to date
                                                      have been funded through
                                                      the sale of material to
                                                      other research and
                                                      development companies.

-----------------------------------------------------------------------------------------------------------------------------------


(TABLE CONTD)


-------------------------------- -------------------- ------------------------- --------------------------- -----------------------
PROJECT                          CURRENT STATUS       R&D COSTS INCURRED TO     RANGE OF ESTIMATED COSTS    ESTIMATED COMPLETION
                                 (EXPANDED COMMENTS   DATE                      TO COMPLETE THE PROJECT     DATE
                                 BELOW)
-----------------------------------------------------------------------------------------------------------------------------------

REPRODUCTIVE BIOTECHNOLOGY
-----------------------------------------------------------------------------------------------------------------------------------

REPRODUCTIVE BIOTECHNOLOGY       Refer to comment     The costs of the          Refer comment in            There are
                                 in discussion        division are fully        discussion section below.   considerable risks
                                 section below        off-set by external                                   and uncertainties
                                                      funding sources.                                      with this kind of
                                                                                                            research,
                                                                                                            particularly
                                                                                                            xenotransplantation
                                                                                                            making it difficult
                                                                                                            to estimate a
                                                                                                            completion time with
                                                                                                            any degree of
                                                                                                            accuracy. In any case
                                                                                                            completion will be
                                                                                                            determined by those
                                                                                                            companies funding the
                                                                                                            research.
-------------------------------- -------------------- ------------------------- --------------------------- -----------------------



CURRENT STATUS (EXPANDED):

CELL THERAPY - CELLULAR PRODUCT: The current status is that we can derive human neural progenitor cells at scale. These cells are being tested in rat Parkinson's disease models and can now be maintained on human feeder layers addressing the issue of cross specie contamination. The next steps are to derive human ES cell lines in accordance with current Good Manufacturing Practice
(cGMP) on non-xeno or human feeder layers. From these cell lines we will set up cell banks and produce selected cell types (neural for the treatment of Parkinson's Disease). Testing of these cells for safety and efficacy will then be done in rat and then primate models. At this point we anticipate filing for an IND with the FDA and begin clinical trials in 2005.

                  DELIVERY SYSTEM: Our proprietary catheter has been developed to the stage where it has obtained FDA 510k approval. The next step is to validate this catheter in a primate model using specific cell types.

         As this project is still in the early stages of research estimating the timing and nature of costs required to complete this project is sufficiently difficult for disclosure not to be made. BresaGen will continue investing in this project so long as technical and commercial milestones continue to be met and sufficient finance can be secured from either capital markets, grants, partners or a combination. It is too early to predict in which period material cash inflows will commence from this project.

E21R- The safety and efficacy of E12R has been established in three pre-clinical toxicology studies in non-human primates, and in a Phase I clinical trial with adult solid tumour patients. The above table includes all costs incurred to date on E21R. The preclinical and Phase I clinical trials apply to the potential drug and are not treatment specific.

HGH (HUMAN GROWTH HORMONE) - BresaGen has developed a novel process for making hGH. Our strategy for this project is to register our product as an Active Pharmaceutical Ingredient (API) with the FDA and an Active Substance (AS) with the EMEA. At the same time we will continue to sell research grade hGH as a bulk active as well as pursuing other revenue generating opportunities. The above estimate of costs relates to completion of toxicology studies and required documentation. It is currently estimated that this work will be completed within the next two to three years. At this time we will be able to market and sell our hGH as a clinical grade material expanding the market from our current position.

The size of any net cash inflows will depend upon how successful we are in marketing our registered API hGH product to other drug delivery and pharmaceutical companies.

REPRODUCTIVE BIOTECHNOLOGY - As disclosed elsewhere in this registration statement this group has evolved out of the Xenograft R&D syndicate. Subsequent to this it has secured direct funding from several different sources. It continues to be funded by an international pig producer and a grant from the Juvenile Diabetes Foundation. This division will only continue with the support of external funding, therefore the estimated costs required to commercialise this technology will not have an impact on the financial position or liquidity of the Company. As BresaGen has not committed its own financial resources to this division, and its projects, the commercial returns are not expected to be material in size.

         There are considerable risks and uncertainties associated with conducting the kind of research and development that we do. The risks and uncertainties we face have already been discussed at Item 3D. The estimated costs to complete the above projects could vary significantly to that disclosed above due to the impact of the risks discussed at Item 3D. Not only could costs vary significantly but the time taken to obtain regulatory approval could also vary significantly. This would not only impact the costs required to complete the projects but also the periods in which material cash inflows are received.

         Significant delays could have a material adverse effect on the commercial prospects of our product candidates and our business, financial condition and results of operations.

         Our normal commercialization strategy for companies in the industry in which we operate is to licence our product candidates to other large biotechnology or pharmaceutical companies after the completion of phase I or II human clinical trials. The reason for this is that the costs of conducting final trials can be prohibitive for a company of our size. We also do not have the regulatory nor marketing experience to successful commercialize pharmaceutical products. The typical revenue model is to secure a milestone payment on completion of the licencing agreement and then further milestone payments as the product candidate progresses and reaches defined technical, regulatory or commercial milestones. We would also look to secure royalties on commercial sales and may retain some, or all, manufacturing rights on which we would earn a manufacturing margin. It is therefore difficult to estimate when material net cash inflows are likely to begin for the above product candidates.

         Due to the Company's business it is important that any intellectual property in the form of new discoveries is protected. The following table provides the status of all patent applications the Company has filed, or has exclusive license to, or the patent to which has been assigned to it.


----------------------------------- ---------------------------- ----------------------- -------------------------
PATENT DESCRIPTION                  APPLICANT                    PRIORITY FILING DATE    STATUS
------------------------------------------------------------------------------------------------------------------
CELL THERAPY & DEVICES
------------------------------------------------------------------------------------------------------------------
Cell                                BresaGen Limited             April 9, 1998           PCT application ,
Differentiation/Proliferation and                                                        WO99/53021 in national
Maintenance Factors and Uses                                                             phase in all major
Thereof                                                                                  territories
------------------------------------------------------------------------------------------------------------------
Cell Cycle Control                  Luminis Pty Ltd  now         September 24, 1999      PCT application,
Plus continuations                  AR&I   (Exclusive license                            WO01/23531 entered
a)       Stat3/Myc                  to BresaGen Limited)                                 national phase in AU &
b)    Cdk Inhibitors                                                                     US
------------------------------------------------------------------------------------------------------------------
Neuronal Cell Production            BresaGen Limited             September 3, 2002       Australian provisional
                                                                                         patent application
------------------------------------------------------------------------------------------------------------------
Cell Reprogramming                  BresaGen Limited             November 9, 2000        PCT application,
                                                                                         WO02/38741 entered
                                                                                         national phase in AU
                                                                                         and US
------------------------------------------------------------------------------------------------------------------
Dopaminergic Cell Production        BresaGen Limited             October 24, 2000        US application filed in
                                                                                         October 2001
------------------------------------------------------------------------------------------------------------------



(TABLE CONTD)


----------------------------------- ---------------------------- ----------------------- -------------------------
PATENT DESCRIPTION                  APPLICANT                    PRIORITY FILING DATE    STATUS
------------------------------------------------------------------------------------------------------------------
Neurectoderm Cell Production        BresaGen Limited             January 14, 2000        PCT application
                                                                                         WO01/51611 due to enter
                                                                                         national phase by July
                                                                                         2002
------------------------------------------------------------------------------------------------------------------
Mesoderm Inhibition                 BresaGen Limited             March 2, 2001           Australian and U.S.
                                                                                         applications pending.
------------------------------------------------------------------------------------------------------------------
Modified Cell Production            BresaGen Limited             May10,2002              PCT application filed
(Neurospheres)                                                                           May 10, 2003
------------------------------------------------------------------------------------------------------------------
Proline Receptor                    BresaGen Limited             September 30, 2002      Pending AU provisional
                                                                                         application
------------------------------------------------------------------------------------------------------------------
Lectin DBA                          BresaGen Limited             December 13, 2002       Pending AU provisional
                                                                                         application
------------------------------------------------------------------------------------------------------------------
Compositions and Methods for the    BresaGen Limited             August 6, 2001          Pending PCT application
Culture of Stem Cells
------------------------------------------------------------------------------------------------------------------
Effective Cloning of Cells          Uni. Of Georgia.             June 10, 2000           Pending US application
                                    (Exclusive license to
                                    BresaGen Limited)
------------------------------------------------------------------------------------------------------------------
Method of Perfusion Imaging         BresaGen, Inc                March 9, 1990           3 granted US patents
                                                                                         with further
                                                                                         continuation
                                                                                         applications. PCT
                                                                                         application WO91/14186
                                                                                         in other territories
------------------------------------------------------------------------------------------------------------------
Cell Delivery Catheter              BresaGen, Inc                May 19, 2000            US application.
                                                                                         Allowed for grant
------------------------------------------------------------------------------------------------------------------
Catheter for Cell Delivery in       Uni of Minnesota.            December 10, 2001       US application waiting
Tissue                              Exclusive license to                                 examination
                                    BresaGen, Inc.
------------------------------------------------------------------------------------------------------------------
Design and Planning System for      BresaGen, Limited            May 25, 2001            US application
Improving the Survival Rate of                                                           undergoing examination
Injected Structures
-----------------------------------------------------------------------------------------------------------------
Imaging Methods for Visualising     Uni of Minnesota.            June 28, 2000           US application
Implanted Living Cells              Exclusive license to                                 undergoing examination
                                    BresaGen, Inc.
------------------------------------------------------------------------------------------------------------------
Primate Cell production             BresaGen Limited & Uni of    March 13, 2002          Pending PCT application
                                    Georgia
------------------------------------------------------------------------------------------------------------------
Compositions and Methods for        Filed in name of inventors   August 8, 2002          Pending US provisonal
Neural Differentiation of Human     who are BresaGen Limited                             application
embryonic stem cells                employees and Uni of
                                    Georgia employees
------------------------------------------------------------------------------------------------------------------
Ceramide                            Filed in name of inventors   September 25, 2002      Pending US provisional
                                    Inventors have assigned to                           application
                                    BresaGen Limited and
                                    Medical College of Georgia
------------------------------------------------------------------------------------------------------------------
Stabilisation of Neural Cells       Filed in name of inventors   December 19, 2002       Pending US provisional
                                    who are BresaGen Limited
                                    application employees and
                                    Uni of Georgia employees
------------------------------------------------------------------------------------------------------------------
Notch Signalling                    Filed in name of inventors   March 31, 2003          Pending US provisional
                                    Inventors have assigned to                           application
                                    BresaGen Limited and Uni
                                    of Georgia
------------------------------------------------------------------------------------------------------------------



(TABLE CONTD)

----------------------------------- ---------------------------- ----------------------- -------------------------
PATENT DESCRIPTION                  APPLICANT                    PRIORITY FILING DATE    STATUS
------------------------------------------------------------------------------------------------------------------
Protease Passaging                  Filed in name of inventors   March 31, 2003          Pending US provisional
                                    Inventors have assigned to                           application
                                    BresaGen Limited and Uni
                                    of Georgia
------------------------------------------------------------------------------------------------------------------
PROTEIN PHARMACEUTICALS

------------------------------------------------------------------------------------------------------------------
Haemopoietic Growth Factor          Exclusive license to         July 28, 1993           Patent granted in
Antagonists                         BresaGen Limited                                     Australia, New Zealand,
(E21R)                                                                                   Singapore and USA.
                                                                                         Pending in Canada,
                                                                                         Europe Hong Kong and
                                                                                         Japan.
------------------------------------------------------------------------------------------------------------------
An Interleukin-5 Antagonist         Exclusive license to         May 24, 1996            US patent granted on
(E13R)                              BresaGen Limited                                     15.10.2002 (6465616)
                                                                                         and granted in
                                                                                         Australia.(AU723413)
------------------------------------------------------------------------------------------------------------------
Prolonged Release Composition       BresaGen Limited             July 17, 2002           AU provisional
(Prolonged Release Somatotropin                                                          application.
Composition)
------------------------------------------------------------------------------------------------------------------
Leader-Ubi-Fusion Protein           BresaGen Limited             November 11, 2002       Australian provisional
                                                                                         application. Further
                                                                                         amendments added in
                                                                                         March 2003
------------------------------------------------------------------------------------------------------------------
E21R-STI Combination                BresaGen Limited             February 21, 2003       Australian provisional
                                                                                         application filed.
------------------------------------------------------------------------------------------------------------------
E21R Methods of Treatment           BresaGen Limited             May 7, 2003             Australian provisional
                                                                                         application filed.
------------------------------------------------------------------------------------------------------------------
REPRODUCTIVE BIOTECHNOLOGY

------------------------------------------------------------------------------------------------------------------
Methods of creating new breeds      Syndicate IP                 April 14,1987           Granted in Australia
of mals                                                                                  (629169), New Zealand
(Transgenic Animals)                                                                     and US (5573933)
------------------------------------------------------------------------------------------------------------------
Materials & Methods for             Licensed to Baxter           January 27, 1994        WO95/20661.  Granted in
Management of Hyperacute                                                                 Australia (695373) and
rejection in human transplantation                                                       US (5849991) and
(Xenotransplantation)                                                                    pending in several
                                                                                         other territories
------------------------------------------------------------------------------------------------------------------
Porcine Nuclear Transfer            Licensed to Baxter           March 16,1998           WO99/46982.  Pending.
                                                                                         Australian patent
                                                                                         granted.
------------------------------------------------------------------------------------------------------------------
Cryopreservation of oocytes and     Assigned to Queensland       November 24, 1998       WO00/30441.  Under the
embryos and methods of producing    University                                           agreement with Uniquest,
animals involving the same                                                               Uniquest has responsibility
(Cyropreservation of Porcine                                                             to instruct the patent
                                                                                         attorneys and prosecute
                                                                                         the patents
------------------------------------------------------------------------------------------------------------------
Non enucleation and enucleation     Assigned to Baxter           May 10, 1999            Patent family no longer
post fusion of nuclear transfer                                                          being funded.
embryos
------------------------------------------------------------------------------------------------------------------
Activation of Nuclear Transfer      Relag & Garelag              January 7, 2001         PCT/AU02/00027
Embryos                                                                                  application filed
(Activation of Nuclear Transfer                                                          January 2002.
Embryos in high calcium medium)                                                          Application due to
                                                                                         enter national phase by
                                                                                         July 2003
------------------------------------------------------------------------------------------------------------------



(TABLE CONTD)

----------------------------------- ---------------------------- ----------------------- -------------------------
PATENT DESCRIPTION                  APPLICANT                    PRIORITY FILING DATE    STATUS
------------------------------------------------------------------------------------------------------------------
Method  for  the   Production   of  Relag & Garelag              March 8, 2001           PCT/AU02/00263
Nuclear Transfer EmbryosMethod                                                           application filed in
(Calcium free fusion media)                                                              March 2002.
                                                                                         Application due to
                                                                                         enter the National
                                                                                         phase in September 2003.
------------------------------------------------------------------------------------------------------------------
Modifying Mammalian Genomes         BresaGen Limited             June 25, 2002           Australian provisional
(Cre - Lox system)                                                                       application filed.
------------------------------------------------------------------------------------------------------------------



ITEM 5.D TREND INFORMATION

         BresaGen sales increased between 1999 and 2002 due to improved sales of EquiGen(R) and human Growth Hormone. The sales of EquiGen(R) are forecast to continue to increase with the marketing and distribution to be undertaken by CSL and further penetration into export markets. Sales of hGH are also expected to increase within the next 3-5 years as we register our product as an Active Pharmaceutical Ingredient. No further sales of E21R are expected due to the termination of the agreement with British Biotech.

         Interest income from non-related corporations is directly related to the level of excess funds available for investment and market fluctuations in interest rates.

         Revenue received from government grants has increased and is expected to continue to increase during the year ending June 30, 2003 with BresaGen, Inc being awarded a $1.3 million grant from the National Institutes of Health.

         Revenue from our newly established ProtEcol(TM) business unit which totalled A$90,000 for the year ended June 30, 2002, is expected to increase as we pro-actively market this service and complete our new production facility.

         Expenditure on research and development is expected to continue at similar levels to the A$10.2 million spent during year ended June 30, 2002, unless cut-backs are made on restructuring the business to conserve cash.

Impact of Recently Issued Accounting Standards

RECENTLY ISSUED AUSTRALIAN ACCOUNTING STANDARDS

         The Australian Accounting Standards Board ("AASB") has issued AASB 1044 Provisions, Contingent Liabilities and Contingent Assets, which will apply to annual and half-year reporting periods beginning on or after July 1, 2002.

         The standard introduces rules for the recognition, measurement and disclosure of provisions. It also includes detailed disclosure requirements for contingent assets and liabilities.

         The major changes to current practice include:

o More stringent requirements for restructuring provisions, differentiating between restructurings on acquisition and other restructurings.
o Discounting of provisions, using specific liability related risk rates, applied to pre-tax cash flows.

o Provisions for dividends will only be recognised at reporting date if they have been declared, determined or recommended before reporting date. The full amount of the dividend must be recognised as a provision, not just the amount payable in cash.
o    Separate recognition criteria for any recoveries related to provisions.

         The impact on the Company's financial statements is not expected to be significant.

         The Australian Accounting Standards Board ("AASB") has issued AASB 1020 Income taxes, which will apply to annual and half-year reporting periods beginning on or after July 1, 2003. The standard introduces rules for applying a balance sheet method of tax effect accounting rather than the income statement approach that is currently adopted.

         The adoption of this accounting standard may result in significant adjustments to the disclosure in the company's financial reports. As the Company has significant tax operating losses this statement is not likely to impact the income tax expense/(credit) recorded in the statement of financial performance.

The Australian Accounting Standards Board ("AASB") has issued an amended AASB 1012 Foreign Currency Translation, which will apply to annual and half-year reporting periods beginning on or after July 1, 2002. The key changes to current practice include:

o forward contracts that are hedges must be recognised gross on the balance sheet from the inception of the contract;
o    foreign currency equity items must not be restated;
o on disposal or partial disposal of self-sustaining foreign operations, the related foreign currency translation reserve balance must be taken to retained earnings and cannot pass through operating profit.

         The impact on the Company's financial statements is not expected to be significant.

The Australian Accounting Standards Board ("AASB") has issued an amended AASB 1028 Employee Benefits, which will apply to annual and half-year reporting periods beginning on or after July 1, 2002. The main features of the standard remain the same and there is no requirement to disclose the fair value of share options granted. The major changes are:

o    Specific recognition criteria for termination benefits;
o Employee entitlements to be measured at nominal rates using expected remuneration rates when the obligation will be settled, not the rates at reporting date; and
o    More detailed disclosures regarding equity based compensation benefits.

         It is expected the revised statements will impact the Company's current Australian GAAP disclosures, however it will not materially impact the financial results presented in the statement of financial performance.

         On July 3, 2002 the Financial Reporting Council (FRC) formalized its support of international accounting standards by announcing that Australia would adopt these standards by January 1, 2005. The FRC announcement means that, for annual reporting periods beginning on or after January 1, 2005, Australian reporting entities will comply with the standards issued by the International Accounting Standards Board (IASB).

         The Company is yet to perform a detailed analysis of the impact of the alignment to International Accounting Standards.

         The following Urgent Issues Group (UIG) Abstracts have been issued and become operative for reporting periods ending on or after a date subsequent to June 30, 2002.

     UIG 49: Revenue-Barter Transactions involving Advertising Services UIG 50:
     Evaluation the Substance of Transactions involving the Legal Form of a Lease Revised UIG 39: Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances UIG 52: Income Tax Accounting under the Tax Consolidation System.

     The Company believes UIG49 and UIG50 will not have a material impact on the Company's financial statements. Revised UIG 39 and UIG 52 may impact the disclosure of the Company's tax balances, however the Company believes they will not impact the Company's statement of financial performance or statement of financial position due to the tax losses held by the Company.

RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS

         In June 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations completed after 30 June 2001 and also specifies the types of acquired intangible assets that are required to be recognised and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement 142 will require that goodwill no longer be amortised, but instead tested for impairment at least annually. Statement 142 will also require recognised intangible assets to be amortised over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Any recognised intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with Statement 142 until its life is determined to no longer be indefinite.

         The provisions of Statement 141 are applicable to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. The Company is required to adopt the provisions of Statement 142 on July 1, 2002. Retroactive application of Statements 141 and 142 is not permitted. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after June 30, 2001 will not be amortised. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized until June 30, 2002.

         The Company did not make any acquisitions during the year ended June 30, 2002, nor does it have any goodwill recorded in the statement of financial position, consequently the adoption of these statements did not have a material impact on the results of the Company.

         In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations. Statement 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement 143, the fair value of a liability for an asset retirement obligation is recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. Statement 143 will be effective for the Company as of July 1, 2002. The adoption of this statement did not have a material impact on the unaudited half-year financial statements of the Company.

         In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement 144 addresses financial accounting and reporting for the impairment of long-lived assets and will supersede (a) Statement 121 with respect to the accounting for the impairment or disposal of long-lived assets and (b) Accounting Principals Board Opinion No 30 (Opinion 30) for the disposal of a segment of a business. Statements 144 retains the requirements of Statement 121 to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. Statement 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of.

         Statement 144 retains the basic provisions for Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather that a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of is presented as a discontinued operations if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realisable value basis, and future operating losses are no longer recognised before they occur.

         Statement 144 was effective for the Company as of July 1, 2002. The adoption of this Statement did not have a material effect on the unaudited half year financial report.

         In April 2002 the FASB issued Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement no 13, and Technical Corrections. As a result of the rescission of Statement 4, a loss on extinguishment of debt will no longer be presented as an extraordinary item upon the adoption of Statement 145, which was effective for the Company as of July 1, 2002. This Statement did not have a material impact on the unaudited half year financial statements of the Company.

         In July 2002 the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Statement 146 is based on the general principal that a liability for a cost associated with an exit or disposal should be recorded when it is incurred and initally measured at fair value. Statement No. 146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination, or (2) a disposal activity within the scope of Statement 144. These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. The provisions of the Statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002 no such activities have occurred since this date to determine the effect of adopting this statement.

         In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantess, Including Indirect Guarantees of Indebtedness to Others, and interpretation of FASB No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guaranteess isued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligations undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements or interim or annual periods ending after December 15, 2002.

         In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the consolidated unaudited financial statements.

         In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interest in variable interest entities obtained after

January 31, 2003. For public companies with a variable interest entity created before February 1, 2003, the Interpretation applies to that enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. This statement is not expected to have a material impact on the Company.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A DIRECTORS AND SENIOR MANAGEMENT

The directors of the Company are:

PETER R. HART, BSC (HONS ELECTRICAL ENGINEERING), 58, APPOINTED 1996
CHAIRMAN, INDEPENDENT NON-EXECUTIVE DIRECTOR
Mr. Hart is currently Chairman of Defence Teaming Centre and Director of Avalon Systems Pty Ltd. He was formerly Managing Director of Luminis Pty Ltd, the commercial development and technology transfer company of The University of Adelaide, and a previous Chief Executive Officer of Thorn-EMI - Electronics Australia.

JOHN R. SMEATON, BAG SC (HONS), PHD (BIOCHEMISTRY), 61, APPOINTED 1987 MANAGING DIRECTOR
Dr. Smeaton has been involved in the biotechnology field for over 20 years having previous experience with Xerox and Perkin-Elmer Corp. in the USA in the development and marketing of advanced medical diagnostic equipment. He was previously President of Stat Engineering, Managing Director of Bioclone Australia Pty Ltd, General Manager of Australian Genetic Engineering Ltd and President of Agen USA Inc.

GEOFFREY N. VAUGHAN MSC (CHEMISTRY), PHD (MICROBIOLOGY), 69, APPOINTED 1998, RETIRED APRIL 16, 2003 INDEPENDENT NON-EXECUTIVE DIRECTOR
Dr. Vaughan is the current Chairman of the Co-operative Research Centres Committee and a member of the Industry Research and Development Board. Dr. Vaughan is a Director of the Institute of Drug Technology Australia Limited and Medica Holdings Limited. During 1992-96 he held the position of National Manager, Therapeutic Goods Administration. He has held academic positions as Dean and Director of the Victorian College of Pharmacy, Director of Chisholm Institute of Technology, and Deputy Vice-Chancellor of Monash University.

JOHN B. HARKNESS, FCA, FAICD, 58, APPOINTED MARCH 13, 2003
INDEPENDENT NON-EXECUTIVE DIRECTOR
Mr. Harkness was the Partner-in-Charge of KPMG's Corporate Recovery division in Sydney between 1982 and 1992. A KPMG board member since 1985, Mr Harkness was elected National Executive Chairman of the Board in 1993, serving in this role until 1998. He served on KPMG's International Board from 1993 to 1998 and was a member of the International Executive Committee and Chairman of the Asia Pacific Board for the period 1997 to 1998. Mr Harkness is a Director of Crane Group, Chairman of HSBC Building Society (Australia) Limited, Chairman of the ICA Property Development Funds, Chairman of Helmsman Fund Management Group, Chairman of Sydney Foundation of Medical Research and a Director of Northern Suburbs Rugby Football Club Limited.

CHRISTOPHER A. JUTTNER, BMEDSCI (HONS PHYSIOLOGY), MBBS, FRACP, 58, APPOINTED AUGUST 4, 2000 EXECUTIVE DIRECTOR
Dr. Juttner was the Deputy Director of the Hanson Centre for Cancer Research, and is currently a Director of Pacific Biomedical Consulting. He has over 30 years experience in the medical field having previously been Vice President, Clinical Research and Development for SyStemix Inc. and Genetic Therapy Incorporated, and Clinical Director, Hanson Centre for Cancer Research. He has held senior executive roles at the Institute of Medical and Veterinary Science, Medvet Science and the Royal Adelaide Hospital, Adelaide, South Australia.

JOHN KUCHARCZYK, PHD (NEUROENDOCRINOLOGY), 52, APPOINTED NOVEMBER 20, 2000 NON-EXECUTIVE DIRECTOR
Dr. Kucharczyk is a Professor of Radiology and Neurosurgery and Director of Health Services Research, University of Minnesota. He co-founded several US medical high-tech start-ups including ITI Medical Technologies, Inc, Image-Guided Neurologics, Inc. and CytoGenesis, Inc. He has served as a senior health policy advisor to the Government of Canada, and as a lobbyist for the Canadian Federation of Biological Societies. He is currently a Director of Image-Guided Neurologics, Inc., and Quasm, Inc.

RUDY MAZZOCCHI, B.SC. (BIOCHEMISTRY), GRAD DEGREE IN BIOPHYSICS, 43, APPOINTED NOVEMBER 20, 2000 INDEPENDENT NON-EXECUTIVE DIRECTOR
Mr. Mazzocchi is President and Chief Executive Officer of Image-Guided Neurologics, Inc. He has 19 years of executive experience within the medical device industry and was previously Founder, President & CEO of Microvena Corporation. He also co-founded several other US medical device companies including Vascular Science, Inc., ReStent Therapeutics, CytoGenesis, Inc., and Quasm, Inc. He is currently a Director of ReStent Therapeutics, Image-Guided Neurologics, Inc., and Quasm, Inc.

JOHN HASKER, BE (HONS), DIP TRP, MBA, FIE, 62, APPOINTED 1999, RETIRED 15 JULY 2002 INDEPENDENT NON-EXECUTIVE CHAIRMAN
Mr Hasker is a professional Director specialising in the health-care sector. He is also Non-Executive Chairman of the Australian Red Cross Blood Service, Medica Holdings Limited, Aurora Energy Pty Ltd and a Director of Tassal, Pivot and Arthron Limited. He was Managing Director and CEO of FH Faulding & Co Limited from 1984 to 1988 and was subsequently General Manager of several Business Groups within ICI Australia until 1996.

PETER R JENKINS, 67, APPOINTED 1997, RETIRED 15 JULY 2002
INDEPENDENT NON-EXECUTIVE DIRECTOR
Former Chief Executive Officer of Trace Scientific Limited, a medical diagnostic company. Prior to this he held various senior marketing and general management positions with Schering-Plough Corporation, a large US healthcare company in Australia and overseas. Mr Jenkins is currently an investment director with the venture capital organisation Colonial First State Private Equity Limited.

SENIOR MANAGEMENT

BresaGen has a professional team of qualified and experienced research and development scientists and technicians. The Company has 47 employees and 18 contractors that work entirely for the Company.

The Management Team, and a brief summary of their relevant experience, are as follows:

ALLAN ROBINS PhD (Adel)
Senior Vice President and Chief Technical Officer

Dr. Robins obtained a doctorate from the University of Adelaide's Department of Biochemistry and then spent one year as a Visiting Fellow at the MRC Unit for Molecular Biology in Cambridge, England. In 1982, he joined the transgenic research group in the University of Adelaide's Department of Biochemistry.

Dr. Robins joined BresaGen in 1991 as Operations Manager, and subsequently became Chief Scientist, responsible for all research programs being undertaken by the company.

MEERA VERMA PhD (Adel)
Vice President and Chief Operating Officer

Dr. Verma manages the development and commercialization of Therapeutic Protein products in the Company. She obtained a doctorate from the University of Adelaide's Department of Biochemistry in 1985. After one year of post-doctoral work she joined the Company and managed its Gene Technology Group.

Dr. Verma was appointed General Manager of the Protein Pharmaceuticals Division in January 1995 and more recently Chief Operating Officer in November 2000.

LINTON BURNS CA
Vice President and Chief Financial Officer. Company Secretary.

Mr. Burns commenced his career as an accounting graduate with Bridgestone Australia as a Financial Analyst. He has since worked in several roles including auditing public companies and as Senior Management Accountant with the BBC (Bristol). Prior to joining BresaGen, Mr. Burns was Financial Controller, then Finance Director and finally General Manager for the US conglomerate Equifax Ltd. in Australia, the UK and New Zealand respectively.

DR JACKIE ZANETTI BSc, MBA, PhD (Biochemistry)
Vice-President Business Development

Dr. Zanetti's early experience was in managing a medical clinical laboratory prior to joining Baxter Healthcare, Inc. in 1989. While at Baxter, Dr. Zanetti participated in the formation of Nextran, a xenotransplantation focussed subsidiary company before relocating to Adelaide for doctoral studies in Peter Rathjen's laboratory. Dr. Zanetti has held senior management positions in Medvet Science Pty Ltd and CSIRO and joined BresaGen in 2002.

GERARD LA FONTAINE BAppSc, GradDip IP Law, Dip IPP
Intellectual Property Counsel

Mr. La Fontaine is a registered Patent & Trade mark Attorney in Australia and a registered Patent Attorney in New Zealand. Mr. La Fontaine brings to BresaGen more than 15 years experience in the Intellectual Property industry, and has previously managed all areas of pharmaceutical and health care related intellectual property at a global level.

SCIENTIFIC ADVISORY BOARD

BresaGen has a Scientific Advisory Board which monitors the progress of the Company's research projects from a global perspective. It meets annually and has direct reporting responsibilities to the Board of Directors. Presentations of the Company's projects are made at these meetings. The scientific rigor of the research and development is thoroughly examined with the Scientific Advisory Board making recommendations to the Company to modify the direction of work. BresaGen's Scientific Advisory Board is comprised of the following members:

PROF. PAUL KRIEG PhD (Adel)
Chairman

Prof. Krieg obtained a doctorate in Biochemistry from the University of Adelaide and subsequent to that, spent time as a post-doctoral fellow firstly at the University of Warwick, in the United Kingdom then at Harvard University in the United States. After returning to the University of Adelaide as a Research fellow for two years, he joined the Centre for Developmental Biology of the Department of Zoology at the University of Texas. He is currently a Professor in the Department of Cell Biology and Anatomy at the University of Arizona College of Medicine and a member of the Sarver Heart Centre.

PROF. PETER DOHERTY AC, DVSc, PhD (Edin), FAA, FRS

Mr. Doherty shared the 1996 Nobel prize for medicine with Professor Rolf Zinkernagel of Switzerland for his work on the immune defenses of cells.

Mr. Doherty now works at St. Jude's Children's Research Hospital in Memphis Tennessee. His Nobel prize-winning discovery was made while he was at the John Curtin School of Medical Research at the Australian National University in Canberra between 1973 and 1975.

PROF. CLIFTON A BAILE PhD (Missouri)

Mr. Baile obtained his PhD in Nutrition from the University of Missouri, USA. After post-doctoral work and serving as an Assistant Professor at the Harvard School of Public Health, he joined Smith Kline Animal Health Products. He then joined the School of Veterinary Medicine of The University of Pennsylvania where he was Professor of Nutrition. Mr. Baile later joined Monsanto Company where he was named Distinguished Fellow and Director of R&D of the Animal Science Division. His department successfully developed and obtained FDA registration in 1993 for bST for dairy cows. Mr. Baile is currently the Georgia Research Alliance Eminent Scholar in Agricultural Biotechnology and Distinguished Professor of Animal Science and Foods and Nutrition at the University of Georgia, USA.

DR. LYNN CORCORAN PhD (Melb)

Dr. Corcoran obtained her undergraduate degree in Biochemistry and Genetics at Melbourne University, and went on to do her PhD at the Walter and Eliza Hall Institute studying oncogene activation in lymphoid tumors. After a post-doctoral period studying the molecular genetics of the malaria parasite, she went on to the Whitehead Institute for Biomedical Research at MIT. Dr. Corcoran currently heads a laboratory at WEHI which studies how individual genes determine the behavior of particular white blood cells.

PROF. BRUCE KEMP PhD (Flin)

Prof. Kemp obtained his doctorate in Biochemistry from Flinders University (South Australia) in 1975 and conducted post-doctoral studies at University of California Davis. He is currently the Deputy Director and a Senior Principal Research Fellow (NH&MRC) at St. Vincent's Institute of Medical Research in Melbourne.

ITEM 6.B COMPENSATION

DIRECTORS' AND SENIOR EXECUTIVES' COMPENSATION

         The Company's broad remuneration policy is to ensure that the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality. The Remuneration Committee is responsible for making recommendations to the Board on remuneration policies and packages applicable to the Board members and senior executives of the Company.

         Details of the nature and amount of each major element of the remuneration of each director of the Company and each of the five named officers of the Company and the consolidated entity receiving the highest emolument for the year ending June 30, 2002 are:

                              BASE      BONUSES     NON-CASH        SUPER       OPTIONS     TERMINATION     TOTAL
                           EMOLUMENT                BENEFITS    CONTRIBUTIONS    ISSUED       PAYMENT
                               A$          A$          A$             A$           A$           A$           A$
DIRECTOR
NON-EXECUTIVE
Mr J Hasker                  53,148        -           -            4,252           -            -         57,400
Mr PR Hart                   25,802        -           -            2,064           -            -         27,866
Mr PR Jenkins                26,666        -           -              -             -            -         26,666
Dr J Kucharczyk              11,250        -           -              -             -            -         11,250
Mr R Mazzocchi               26,666        -           -              -             -            -         26,666
Dr GN Vaughan                25,802        -           -            2,064           -            -         27,866
EXECUTIVE
Dr JR Smeaton #             437,450        -           -            18,649       22,339          -         478,438
Dr CA Juttner               199,582        -           -            15,968        6,035          -         221,585


                              BASE      BONUSES     NON-CASH        SUPER       OPTIONS     TERMINATION     TOTAL
                           EMOLUMENT                BENEFITS    CONTRIBUTIONS    ISSUED       PAYMENT
                               A$          A$          A$             A$           A$           A$           A$

EXECUTIVE OFFICERS (EXCLUDING DIRECTORS)
CONSOLIDATED
Dr AR Robins #              382,387        -           -            18,649       14,793          -         415,829
Dr MM Verma                 120,178        -         18,100         9,622         2,588          -         150,488
Mr LWP Burns                102,415        -         16,894         8,191         3,198          -         130,698
Dr JC Anderson               95,458      3,369       17,876         9,369           -            -         126,072
Mr G La Fontaine             77,306      3,853       16,510         6,531         1,400          -         105,600

THE COMPANY

Dr MM Verma                 120,178        -         18,100         9,622         2,588          -         150,488
Mr LWP Burns                102,415        -         16,894         8,191         3,198          -         130,698
Dr JC Anderson               95,458      3,369       17,876         9,369           -            -         126,072
Mr G La Fontaine             77,306      3,853       16,510         6,531         1,400          -         105,600


# Dr Smeaton and Dr Robins reside in the USA. Dr Robins is an employee of BresaGen, Inc.

         The estimated value of the options disclosed on the prior page is calculated at the date of grant using the Black - Scholes option pricing model.

         Executive officers are those officers involved in the strategic direction, general management or control of the business at a Company or operating division level. This group numbers eight in total including the Executive Directors.

OPTIONS

         The Company has established an incentive compensation plan known as the "Employee and Researcher Options Incentive Plan" (the "Plan"). The Plan establishes the eligibility of employees in the consolidated group to participate, and the basis on which the Board may offer options to participants to receive options. Broadly speaking, substantial discretion is afforded the Board to make option grants, in size and on terms and subject to conditions, that it determines appropriate. BresaGen, Inc. currently is considering a U.S. incentive plan, that would be tax advantaged for to the Company and for its U.S. employees. No such plan, however, has yet been adopted and no assurance can be given that any such plan will be adopted or as to what its terms and conditions may be.

ITEM 6.C BOARD PRACTICES

         The business of BresaGen Limited is managed by the directors who may exercise all of the powers that the Company's Constitution, the Corporations Act 2001, the Australian Stock Exchange (ASX) or the ASX Listing Rules do not require to be exercised by the Company in general meeting. The role of the Board includes:

o    setting the Company's strategic direction;
o ensuring the Company's risk management and compliance systems are effective;
o setting the remuneration framework for the Company and assessing the performance of, and compensation for, senior management;
o    approving the annual business plan and budgets.

         The Board delegates the executive management of the Company to the Chief Executive Officer.

COMPOSITION OF THE BOARD

         The Constitution provides for a minimum of three and a maximum of twelve directors.

         The composition of the Board is determined using the following principles:

o    the Chairman of the Board should be an independent non-executive director;
o    the Board should comprise a majority of non-executive directors;
o the Board should comprise directors with a broad range of experience both nationally and internationally;
o directors appointed to the Board are subject to election by shareholders at the following annual general meeting and thereafter directors (other than the Managing Director) are subject to re-election at least every three years. The tenure of executive directors is linked to their holdings of executive office.

         The Board has accepted the following definition of an independent director:

An independent director is a director who is not a member of management (a non-executive director) and who:
o Is not a substantial shareholder (5% or more of the voting rights) of the Company or an officer of, or otherwise associated, directly or indirectly, with a substantial shareholder of the Company;
o Has not within the last three years been employed in an executive capacity by the Company or another group member, or been a director after ceasing to hold any such employment;
o Is not a principal of a professional adviser to the Company or another group member;
o Is not a significant supplier or customer of the Company or another group member, or an officer of or otherwise associated, directly or indirectly, with a significant supplier or customer;
o Has no significant contractual relationship with the Company or another group member other than as a director of the Company; and
o Is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company.

         To assist in the execution of its responsibilities, the Board has established a number of Board Committees including a Remuneration and Nomination Committee and an Audit Committee.

         We have not entered into any service contracts with any of our directors that provide for benefits upon termination of employment.

REMUNERATION AND NOMINATION COMMITTEE

         The Remuneration and Nomination Committee's function and responsibilities include:

o        reviewing the performance of senior executives;
o        reviewing and recommending the remuneration of senior executives;
o        recommending the Company's remuneration policy;
o        reviewing and recommending non-executive director fees;
o nomination of directors, giving consideration to the balance, nature and degree of expertise required and its ongoing relevance to the Company's activities.

         The members of the Committee are:

Peter Hart (Chairman)
Rudy Mazzocchi

AUDIT COMMITTEE

         The Board established an Audit Committee to review and make recommendations on the Company's financial statements and published financial disclosures, the risk management program internal control procedures and external audit matters. The Company is currently developing a Charter to govern the Audit Committee that will be approved by the Board of Directors.

         The external auditors and the Chief Financial Officer are invited to the Audit Committee meetings. At the request of the Audit Committee or the external auditors, the two parties may meet without management in attendance.

         The responsibilities of the Audit Committee include:

o reviewing the financial report and other information distributed externally; o monitoring the establishment of appropriate internal financial and management control systems;
o reviewing the nomination, performance, remuneration and scope of activity of the external auditors;
o reviewing the external audit reports to ensure that any identified efficiencies are subject to prompt remedial action by management;
o monitoring compliance with the Corporations Act 2001, Australian Stock Exchange Listing Rules and related reporting requirements.
o Review the nomination and performance of the auditor. The external auditors, KPMG were appointed when the company listed on the Australian Stock Exchange in September 1999. The lead audit engagement partner was last rotated in 2002 and will rotate at a maximum of every seven years.

         The Audit Committee reviews the performance of the external auditors on an annual basis and normally meets with them during the year as follows: Prior to announcement of results:

o to review the pro-forma half yearly and pro-forma preliminary final report prior to lodgement of those documents with the Australian Stock Exchange (ASX), and any significant adjustments required as a result of the audit.
o to make necessary recommendations to the Board for the approval of these documents.

Half-year and annual reporting:

o to review the results and findings of the auditor, the adequacy of accounting and financial controls, and to monitor the implementation of any recommendation made.
o to review the draft financial report and the audit report and to make the necessary recommendation to the Board for the approval of the financial report.

As required:

o to organise, review and report on any special reviews or investigations deemed necessary by the Board.

         The members of the Committee are:

Geoffrey Vaughan (Chairman)
Peter Hart

DIRECTORS' DEALINGS IN COMPANY SHARES

         The Constitution does not preclude directors from acquiring shares in the Company. Company policy, however, prohibits directors from dealing in Company shares:

o in the three months prior to the release of the Company's half-year and annual results to the Australian Stock Exchange;

o        while in possession of price sensitive information.

ITEM 6.D EMPLOYEES

         A table providing a breakdown of employee numbers at the end of each financial year across BresaGen's various departments is shown below.


                                                JUNE 30,                       DECEMBER 31,
EMPLOYEE NUMBERS                          2002         2001        2000         2002          2001
Protein Pharmaceuticals                     26           29          24           19            29
Cell Therapy - Australia                     1            1           2           15             1
Cell Therapy - BresaGen, Inc. (USA)          6            5           0            6             6
Reproductive Biotechnology                   5            5           5            4             5
Administration                              16           13           9           14            13
Secondment                                   0            0           1            0             0
                                     --------------------------------------------------------------
                                            54           53          41           58            54
                                     ==============================================================

Cell Therapy contractors                    20           22          15            0            22


         The contract Cell Therapy staff were employees of Luminis Pty Ltd (the technology transfer company of the Adelaide University) and were fully funded by BresaGen under the Cell Therapy Agreement. This three year research program ended in September 2002, and subsequently all Cell Therapy contractors were transferred to direct employees of the Company.

ITEM 6.E SHARE OWNERSHIP

         The relevant interest of each director (including beneficial ownership) in the share capital of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 at June 30, 2003 is as follows:

                                  ORDINARY              PERCENTAGE OF     OPTIONS OVER
                                   SHARES                   ISSUED          ORDINARY
                                                         CAPITAL HELD         SHARES
J. R. Smeaton                       45,500                    .08%           470,000
P.R  Hart                            9,000                    .01%            25,000
C.A. Juttner                         3,000                    .006%          100,000
J. Kucharczyk                      753,415                   1.38%            36,661
R. Mazzocchi                       907,189                   1.67%            45,121


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A MAJOR SHAREHOLDERS

         The following table sets forth the beneficial owners of 5% or more of the Company's voting securities (known to us) as of August 31, 2002.

         NAME                   NUMBER OF ORDINARY       PERCENTAGE OF CAPITAL
                                   SHARES HELD                   HELD

         Luminis Pty Ltd             7,934,476                  14.2%

         Number of BresaGen Ordinary Shares held in Australia as at August 30, 2002 was 42,400,900.

Number of Australian record holders of BresaGen Ordinary Shares as at August 30, 2002 was 3,990.

The Company is not aware of any direct or indirect ownership or control of it by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

As of August 30, 2002 the following number of Ordinary Shares and options for Ordinary Shares were subject to restrictions on their sale.

                                            Amount             Date Restriction
                                                                    Ceases

         Ordinary Shares                  10,000,000               Not known

                                           4,237,113           November 14, 2002
         Options over ordinary                NIL
         shares

ITEM 7.B RELATED PARTY TRANSACTIONS

         The directors of the Company and its controlled entities, or their director-related entities, have not purchased any goods from the Company during the years ended June 30, 2002, 2001 and 2000 and it is not anticipated that there will be any such purchases.

         We have a consulting agreement with Dr. John Kucharcyzk a director of BresaGen Limited. During the year ended June 30, 2002 the amount expensed in relation to this consulting agreement was A$442,960 (2001: A$303,135). Dr. Kucharcyzk was not a director of BresaGen Limited in any prior year nor did the Company, or any of its subsidiaries at that time, have a consulting agreement with Dr. Kucharczyk.

         We had a loan outstanding to Dr. Allan Robins, a director of BresaGen, Inc. a wholly owned subsidiary of BresaGen Limited, totaling A$287,813 as at June 30, 2002 (2001: A$203,072). This loan was made to Dr. Robins to assist with the purchase of his US residence. Interest is payable on the loan at 6.0% per annum. The principal and interest is repayable on the second anniversary of the loan or the sale of the borrower's Australian residence. Interest payments are required after the first anniversary of the loan or at some other mutually agreed time.

         The University of Adelaide and its controlled entity, Luminis Pty Ltd, have a significant interest in BresaGen. During the year the following transactions were entered into in the ordinary course of business and on normal terms and conditions. Amounts are in thousands of Australian dollars.


-----------------------------------------------------------------------------------------------
                                                                For the Year Ended June 30,
                                                              ---------------------------------
TRANSACTION                                                      2002        2001       2000
-----------------------------------------------------------------------------------------------
REVENUE
Cost reimbursement                                                  -         41         103
Collaborative Research Grants                                      75         55           -

EXPENDITURE
(I) UNIVERSITY OF ADELAIDE

Rent and other occupancy costs                                     72         73          61
Reimbursement for research materials and consumables used          53         78          48
Contributions to collaborative research grants                    118         87          20
Consultancy fees                                                   52         47          71
(II) LUMINIS PTY LTD
Directors' fees                                                     -          -          13
Consultancy fees                                                    -          6           1
Royalties                                                          27         22          11
Contract research                                               2,080      1,361         612
-----------------------------------------------------------------------------------------------



BALANCES

         The aggregate amounts receivable from and payable to The University of Adelaide by the Company at balance date in thousands of Australian dollars:

--------------------------------------------------------------------------------
                                                     AS AT JUNE 30,
                                          --------------------------------------
                                                 2002         2001         2000
--------------------------------------------------------------------------------
RECEIVABLES

Current                                            68           17           83

CREDITORS AND OTHER LIABILITIES

Current                                           181           70           58
--------------------------------------------------------------------------------

ITEM 7.C  INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

ITEM 8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         The information included in Item 18 of this registration statement is referred to and incorporated by reference into this Item 8.A.

OTHER FINANCIAL INFORMATION

EXPORT SALES

         The following table indicates the percent of revenues derived from export


                                 FOR THE YEAR ENDED JUNE 30,
                             ----------- ------------ ------------
REVENUE                            2002         2001         2000
                             ----------- ------------ ------------

Product Sales                     83.8%        72.9%        73.2%
Contract Research                  0.0%        76.7%        87.0%
License Fees                     100.0%       100.0%         0.0%
Government Grants                  0.0%         0.0%         0.0%
Interest                           3.7%         0.0%         0.0%

Total Revenues                    29.4%        33.8%        42.3%
                             ----------- ------------ ------------


LEGAL PROCEEDINGS

RESEARCH AND DEVELOPMENT SYNDICATE

         The Company, through its controlled entity BresaGen Investments Pty Ltd, had a 1% interest in a joint venture, Bresatec Transgenic R&D Syndicate No. 1, formed to further research and develop transgenic pig technology. This Syndicate was wound up in October 2000.

INDEMNITY

         A condition imposed by the Syndicate's majority investor before they invested in the Syndicate was that in the event any of the stated taxation assumptions of the Syndicate were not met, the Company would indemnify the Syndicate's majority investor, Macquarie Acceptances Ltd, in relation to costs and expenses incurred by it in objecting to or appealing against any amended assessment issued by the Australian Taxation Office (ATO). We also provided an indemnity in relation to any additional tax which may be payable as a result of an amended assessment.

         We agreed to these conditions as obtaining funding from the Syndicates majority investor was critical at the time. We obtained taxation advice at the time that confirmed that the stated taxation assumptions were valid. We therefore accepted these risks in order to secure this investment.

TAX AUDIT

         The ATO has issued amended assessments in relation to this Syndicate. Objections to these amended assessments have been lodged with the ATO, the ATO subsequently disallowed these objections. The Macquarie Bank company successfully appealed the ATO's decision to the Administrative Appeals Tribunal. The ATO have filed a Notice of Appeal with the Federal Court of Australia in relation to this matter.

CONTINGENT LIABILITY

         Under a separate agreement (Deed of Variation signed in 1999) with Macquarie Acceptances Ltd the Company's liability relating to this indemnity has been limited to A$1 million plus interest (BresaGen Liability Cap).

The liability will only be payable if:

o        the ATO actually issues an amended assessment; and
o a single judge of the Federal Court rules on the matter in favour of the ATO, and it is settled on terms approved by the Company.

The Company may be required to lodge a deposit of A$1 million, less the market value of any shares issued as referred to below, prior to the determination of the above two events. The Company would be entitled to a refund if later appeals (if any) were successful.

In addition, the Company's pre-listing shareholders have assumed on a limited recourse basis the Company's liability in excess of the BresaGen Liability Cap. They have entered into escrow agreements over 10 million shares in the Company whereby the net proceeds of sale of those shares would be available in certain circumstances to meet the liability.

The Company would also be required to contribute 50% of the costs of the prosecution of any objection or appeal, and may be required to issue up to 250,000 shares by way of contribution, and would by discharged from liability in respect of the market value of the shares issued. The BresaGen Liability Cap would be reduced by the market value of the shares. No more than 50,000 shares will be issued in any 6 month period. As at December 31, 2002 the Company had issued 247,662 (June 30, 2002 :197,662) shares reducing the BresaGen Liability Cap to A$733,034 (June 30, 2002 : A$769,034). Payment of this amount would more than likely have a material adverse effect on our consolidated financial statements and financial condition. The Company does not consider the payment of this amount to be probable due to the successful appeal made by the Macquarie Bank company to the AAT.

In consideration for limiting this contingent liability, the Company issued 750,000 options to Macquarie Acceptances Ltd, with an exercise price of A$1, at the same time as the Company issued shares as a result of the initial public offering. Of the 750,000 options, 50,000 were exercised on August 31, 2001 with the remaining 700,000 expiring on September 15, 2001.

DIVIDENDS

Until we make a profit our directors will not be able to recommend that any dividends be paid to our stockholders. Our directors will not resolve a formal dividend policy for us until we generate profits. Our directors' current intention is to reinvest our income in the continued development and operation of our business.

ITEM 8.B SIGNIFICANT CHANGES

         Since June 30, 2002, there has not been any matter of circumstance, other than that referred to elsewhere in this registration statement, the financial statements or notes thereto, that has arisen that has significantly affected, or may significantly affect our operations, results of those operations, or the state of our affairs in future years except the following:

o On July 23, 2002, it was announced that the collaborative agreement between the Company and British Biotech to develop the drug E21R was terminated. The decision to terminate was made following British Biotech's decision to stop Phase II clinical trials of the drug as new pre-clinical study data failed to confirm the Company's earlier assessment of commercial prospects.

o Following the termination of the contract with British Biotech the Company put together a restructuring program and on July 29, 2002 nine redundancies were announced.

On November 18, 2002 the Company announced that it had entered into an agreement to purchase certain intellectual property rights from Plurion, Inc. through the issue of 18,682,398 BresaGen ordinary shares and 5,685,947 options over BresaGen ordinary shares exercisable at A $0.41 each on or before the tenth anniversary of the issue.

The intellectual property BresaGen will acquire consists of four granted U.S. patents and a pending continuation application which Plurion, Inc. has licensed from Vanderbuilt University in Tennessee. By acquiring these patents BresaGen believes it will ultimately obtain a dominant intellectual property position for use of human Embryonic Stem cells in the U.S. This acquisition is subject to shareholder approval by both companies, due diligence, and signing of formal documentation. BresaGen shareholders will be asked to approve the transaction at a General Meeting in Adelaide in 2003.

         The Company subsequently announced on April 2, 2003 that the transaction as originally proposed would not be in the shareholders's best interests given their assessment of Plurion's IP following due diligence and having regard to the broader market uncertainty that has emerged in recent months resulting in substantial reduction in market values. The Company is continuing to re-negotiate more favourable revised terms with Plurion that properly reflects the current and future value of this IP.

ITEM 9.  THE OFFER AND LISTING

ITEM 9.A OFFER AND LISTING DETAILS

         The Company's Ordinary Shares were listed on the Australian Stock Exchange Ltd. (the "ASX") in September 1999. The following table sets forth, for the periods indicated, the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX.

------------------------------------------------------------------------------------------------------
                                                                        Ordinary Shares
                                                 -----------------------------------------------------
                                                          High                      Low
                                                          A$                        A$
         1999                  Third quarter              $1.75                     $1.09
                               Fourth quarter             $1.95                     $1.18
-----------------------------------------------------------------------------------------------------
         2000                  First quarter              $1.53                     $1.05
                               Second quarter             $1.51                     $.81
                               Third quarter              $1.92                     $1.35
                               Fourth quarter             $1.75                     $1.35
-----------------------------------------------------------------------------------------------------
         2001                  First quarter              $1.50                     $.99
                               Second quarter             $1.34                     $.95
                               Third quarter              $1.27                     $.74
                               Fourth quarter             $1.13                     $.80
-----------------------------------------------------------------------------------------------------
         2002                  First quarter              $1.22                     $.90
                               Second quarter             $1.06                     $.68
                               Third quarter              $.69                      $.38
                               Fourth quarter             $.77                      $.22
-----------------------------------------------------------------------------------------------------
         2003                  January                    $.62                      $.43
                               February                   $.46                      $.31
                               March                      $.41                      $.24
                               April                      $.48                      $.26
                               May                        $.34                      $.24
                               June                       $.36                      $.25
-----------------------------------------------------------------------------------------------------


The securities to be listed are ordinary shares of common stock of BresaGen in the form of American Depositary Receipts. Each American Depositary Receipt will evidence ten ordinary shares. The shares will be registered and the American Depositary Receipts will be in an uncertificated form. No new shares will be issued in connection with this registration statement. As of December 31, 2002 we had 54,498,560 ordinary shares issued and outstanding. The shares have nil par value. See Item 10B "Our Constitution" for a detailed description of the rights attaching to the shares. Also see Item 12D "American Depositary Receipts" for a description of the rights attaching to the American Depositary Receipts.

         The Company has registered one class of American Depositary Shares
(ADSs) on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended. One American Depositary Share ("ADS") represents ten ordinary shares. As of June 30, 2003 there were 162,524 ADSs outstanding.

         Since February 2001, the ADSs have traded in the U.S. over-the-counter market and dealers' prices for the ADRs have been quoted in the "pink sheets" published by the National Quotations Bureau, Inc. As of June 30, 2003 there were 25 registered holders of the 162,524 ADSs representing approximately 3% of the Shares.

         The table below sets forth the high and low sales prices for the ADSs trading on the U.S. over-the-counter market during the periods indicated:


-----------------------------------------------------------------------------------------------------------
                                                    High                               Low
                                                    US$                                US$
-----------------------------------------------------------------------------------------------------------
2Q2001                                              6.85                               4.97
-----------------------------------------------------------------------------------------------------------
3Q2001                                              6.23                               4.03
-----------------------------------------------------------------------------------------------------------
4Q2001                                              5.71                               4.17
-----------------------------------------------------------------------------------------------------------
1Q2002                                              6.27                               4.69
-----------------------------------------------------------------------------------------------------------
2Q2002                                              5.63                               3.94
-----------------------------------------------------------------------------------------------------------
3Q2002                                              3.76                               2.02
-----------------------------------------------------------------------------------------------------------
October 2002                                        2.23                               1.52
-----------------------------------------------------------------------------------------------------------
November 2002                                       3.25                               1.23
-----------------------------------------------------------------------------------------------------------
December 2002                                       3.37                               2.36
-----------------------------------------------------------------------------------------------------------
January 2003                                        3.04                               2.50
-----------------------------------------------------------------------------------------------------------
February 2003                                       2.68                               2.00
-----------------------------------------------------------------------------------------------------------
March 2003                                          2.21                               1.42
-----------------------------------------------------------------------------------------------------------
April 2003                                          2.51                               1.56
-----------------------------------------------------------------------------------------------------------
May 2003                                            2.14                               1.62
-----------------------------------------------------------------------------------------------------------
 June 2003                                          2.23                               1.73
-----------------------------------------------------------------------------------------------------------



ITEM 9.B PLAN OF DISTRIBUTION

         Not applicable.

ITEM 9.C MARKETS

         The ADSs will be traded on the NASDAQ SmallCap market. The Ordinary Shares are listed and trade on the ASX under the symbol "BGN".

ITEM 9.D SELLING SHAREHOLDERS

         Not applicable.

ITEM 9.E DILUTION

         Not applicable.

ITEM 9.F EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

ITEM 10.A     SHARE CAPITAL

1 As at June 30, 2002, 54,448,560 fully paid ordinary shares issued and outstanding.

(a)  Authorized Capital: This term does not exist in Australia any longer.
(b)  All shares issued are fully paid.
(c)  Shares have no par value.
(d)  Reconciliation of number of shares outstanding:

NUMBER OF SHARES OUTSTANDING AS AT JULY 1, 2000 WAS 35,274,655

o On November 22, 2000 10,000,000 shares were issued for cash at $1.53 per share pursuant to a private placement.
o During the twelve month period 224,665 shares were issued from the exercise of options.
o On November 13, 2000 2,338 shares, December 22, 2000 47,662 shares and June 22, 2001 50,000 shares were issued pursuant to the Deed of Variation.
o    On November 22, 2000 6,000,000 shares and on November 29, 2000 1,192,818 shares were issued to acquire CytoGenesis, Inc.
o On October 3, 2000 5 convertible shares were issued to Luminis Pty Ltd to purchase the co-venturer company involved in the Bresatec Transgenic R&D Syndicate No.1. These shares were immediately converted to ordinary shares.
o On January 5, 2001 1,101,290 shares were issued to British Biotech under the Development, Commercialization and License Agreement relating to E21R.

NUMBER OF SHARES OUTSTANDING AS AT JUNE 30, 2001 WAS 53,893,433

o    During the year 505,127 shares were issued from the exercise of options.
o On January 15, 2002 50,000 shares were issued pursuant to the Deed of Variation.

NUMBER OF SHARES OUTSTANDING AS AT JUNE 30, 2002  WAS 54,448,560

2        There are no shares not representing capital.

3 The Company does not, nor does any of its subsidiaries, hold shares in itself.

4        Not applicable.

5        Details of stock options outstanding.

The number of unissued ordinary shares for which options are outstanding at June 30, 2002 is 5,248,516, details are as follows:

Employee Options

o 365,182 options exercisable on or before October 31, 2002, exercisable at A$1.10 per share.

o 25,000 options exercisable on or before June 30, 2004, exercisable at A$1.00 per share.

o 748,334 options exercisable on or before October 18, 2009, exercisable at A$1.00 per share.

o 220,000 options exercisable on or before November 29, 2009, exercisable at A$1.00 per share.

o 100,000 options exercisable on or before November 29, 2009, exercisable at A$1.48 per share.

o 20,000 options exercisable on or before July 24, 2010, exercisable at A$1.51 per share.

o 405,000 options exercisable on or before October 10, 2010, exercisable at A$1.50 per share.

o 20,000 options exercisable on or before October 10, 2010, exercisable at A$1.10 per share.

o 1,000,000 options exercisable on or before November 8, 2005, exercisable at A$1.50 per share.

o 95,000 options exercisable between September 20, 2005 and April 1, 2006, exercisable at A$1.50 per share.

o 35,000 options exercisable on or before September 6, 2011, exercisable at A$1.09 per share.

o 120,000 options exercisable on or before October 12, 2011, exercisable at A$0.89 per share.

o 45,000 options exercisable on or before December 17, 2011, exercisable at A$1.06 per share.

o 50,000 options exercisable on or before February 4, 2012, exercisable at A$1.13 per share.

Shareholder and Consultants Options

o 2,000,000 options exercisable on or before November 8, 2005, exercisable at $1.50 per share.

6. History of share capital for the last three years.

BALANCE OF SHARE CAPITAL AS AT JUNE 30, 1999. 12,348,186
FULLY PAID ORDINARY SHARES A$8,749,950.

o        September 21, 1999
(a) Conversion of 3,651,814 'Series A' Redeemable Convertible preferred shares A$4,000,000.

(b)      Initial Public Offering of 12,000,000 shares A$10,802,626.

(c) Issue of 2,000,000 shares to Luminis Pty Ltd on assignment of Cell Therapy Intellectual Property A$2,000,000.

o        January 4, 2000
              4,500,000 shares issued due to a private placement A$6,005,000.

o        Various dates
              726,993 shares issued on exercise of options A$617,944.

o        June 21, 2000
              47,662 shares issued under Deed of Variation A$NIL.

BALANCE OF SHARE CAPITAL AS AT JUNE 30, 2000. 35,274,655 FULLY PAID ORDINARY SHARES A$32,175,520.

o        October 3, 2000
              5 convertible shares were issued to Luminis Pty Ltd to purchase the co-venturer company involved in the Bresatec Transgenic R&D Syndicate No.1 $NIL.

o        November 13, 2000
              2,338 shares issued under Deed of Variation A$NIL.

o        November 22, 2000
              10,000,000 shares issued due to a private placement A$14,687,800.

o        November 22, 2000
              6,000,000 shares issued to acquire CytoGenesis, Inc. A$9,720,000.

o        November 29, 2000
              1,192,818 shares issued to acquire CytoGenesis, Inc. A$1,932,365.

o        December 22, 2000
              47,662 shares issued under Deed of Variation A$NIL.

o        January 5, 2001
              1,101,290 shares issued to British Biotech Pharmaceuticals Limited under the E21R commercialization agreement A$1,839,154.

o        June 22, 2001
              50,000 shares issued under Deed of Variation A$NIL.

o        Various dates
              224,665 shares issued on exercise of options A$197,235.

BALANCE OF SHARE CAPITAL AS AT JUNE 30, 2001. 53,893,433 FULLY PAID ORDINARY SHARES A$60,552,074.

o        Various dates
              505,127 shares issued on exercise of options A$436,858.

o        January 15, 2002
              50,000 shares issued under Deed of Variation A$58,500.

BALANCE OF SHARE CAPITAL AS AT JUNE 30, 2002. 54,448,560 FULLY PAID ORDINARY SHARES $61,047,432.


ITEM 10.B         CONSTITUTION

         We are a public company limited by shares registered by the Australian Securities and Investments Commission or ASIC. We were registered on May 31, 1982 and our Australian company number is 007 988 767. Subject to the Australian Stock Exchange (ASX) Listing Rules and the Corporations Act of Australia (Corporations Act), the rights that attach to our shares are detailed in our constitution. Our current constitution was adopted on November 16, 2000. Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia.

         The material provisions of our constitution are summarized below. This summary is not intended to be complete, nor to constitute a definitive statement of the rights and liabilities of our shareholders and is qualified in its entirety by reference to the constitution which is available as an exhibit to this registration statement.

         The Corporations Act prohibits directors of companies listed on the Australian Stock Exchange from voting on matters in which they have a material personal interest, requires disclosure of such interest to shareholders, and requires shareholders' approval of any provision of related party benefits.

         Our directors are paid remuneration for their services as directors, which is determined in a general meeting of shareholders. The fixed sum remuneration for directors shall not be by way of a commission on or percentage of the turnover of our company or (except in the case of a director who is an executive director) its profits or operating revenue.

         The aggregate of all remuneration paid by us to directors who are not executive directors must not exceed a maximum sum as determined by us in general meeting. This sum must not be increased without obtaining our approval in general meeting in accordance with the Listing Rules.

         Pursuant to our constitution any director who devotes special attention to our business or who otherwise performs services which in the opinion of our board of directors are outside the scope of the ordinary duties of a director, or who at the request of the board of directors engages in any journey related to our business, shall be paid extra fixed remuneration or salary either in addition to or in substitution for his share in the remuneration above provided.

         In addition to other remuneration provided in our constitution, all directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending company meetings, board meetings, committee meetings or while engaged on our business.

         Additionally in accordance with our constitution, a director may be paid a retirement benefit as determined by the board of directors in accordance with the Corporations Act and the Australian Stock Exchange Listing Rules.

POWERS EXERCISABLE BY DIRECTORS

         Pursuant to our constitution, the management and control of our business affairs are vested in our board of directors.

         The board has the powers to borrow money, charge any property or business of the Company or all or any of its uncalled capital, issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person, and guarantee or become liable for the payment of money or the performance of any obligation by or of any other person.

RETIREMENT OF DIRECTORS

         Pursuant to our constitution, one third of directors other than the director who is the managing director, must retire from office at every annual general meeting. If the number of directors is not a multiple of three then the number nearest to but not less than one third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is a managing director, must retire from office at the conclusion of the third annual general meeting after which the director was elected.

         There are no requirements in our constitution regarding the retirement of directors at any particular age. The Corporations Act, however, requires that directors retire at the conclusion of the first annual general meeting after a director reaches age 72. A person who has reached age 72 may by special resolution of our shareholders be appointed or re-appointed as a director, provided the notice of meeting and the resolution appointing such director states such director's age.

RIGHTS AND RESTRICTIONS ON CLASSES OF SHARES

         Subject to the Corporations Act and the Australian Stock Exchange Listing Rules rights attaching to our shares are detailed in our constitution. Our constitution provides that, any of our shares may be issued with preferred, deferred or other special rights, privileges or conditions, or any restriction relating to dividend, voting, return of capital or otherwise. The board may allot preference shares on terms that they are, or at the option of the Company, are liable to be redeemed. The board may also grant options over unissued shares and grant other securities with rights of conversion to shares.

VOTING RIGHTS

         Every shareholder present in person or by proxy, attorney, trustee or representative at a meeting of shareholders has one vote on a vote taken by a show of hands, and, on a poll every shareholder who is present in person or by proxy, attorney, trustee or representative has one vote for every fully paid share held by him or her, and a proportionate vote for every partly paid share registered in such shareholder's name on BresaGen's share register, equivalent to the proportion of the amount paid on the share to the total amount paid and payable on that share.

         A poll may be demanded at a meeting by the chairperson of the meeting, by any 5 shareholders entitled to vote at the meeting, or by any one or more shareholders who are together entitled to not less than 5% of the votes that may be cast on the poll.

DIVIDEND RIGHTS

         Dividends are payable out of BresaGen's profits and are declared by the directors. Dividends declared will be payable on the shares at a fixed amount per share, provided that the holder of a partly paid share must not receive a greater proportion of a dividend than the proportion which the amount paid in respect of the share is of the total amount paid and payable in respect of the share.

         The directors may resolve that shareholders may elect to forego their right to share in a proposed dividend or part of a proposed dividend and to receive instead an issue of shares credited as fully paid on such terms as the directors think fit.

         All dividends unclaimed for one year after the time for payment has passed may be invested by the directors as they think fit for the benefit of the Company until claimed or until required to be dealt with any law relating to unclaimed moneys.

TRANSFER OF SHARES

         A shareholder may transfer shares by a market transfer in accordance with the electronic share registration and transfer system conducted in accordance with the CHESS Rules and approved by the directors, or by an instrument in writing in a form approved by the ASX or in any other usual form or in any form approved by the directors.

         The directors of BresaGen may refuse to register any transfer of shares, or request SCH to apply a holding lock to prevent a proper SCH transfer of shares, where permitted or required by the ASX Listing Rules.

PROFITS

         Pursuant to our constitution, the directors may, before declaring or paying any dividend, set aside out profits of the Company such amounts as they think proper to retain as reserves, to be applied at the discretion of the directors for any purpose for which the profits of the Company may be properly applied. The directors may also resolve to capitalize profits.

REDEMPTION PROVISIONS

         There are no redemption provisions in our constitution in relation to ordinary shares. Under our constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are or may at our option, be liable to be redeemed.

SINKING FUND PROVISIONS

         There are no sinking fund provisions in our constitution in relation to ordinary shares.

PROVISIONS DISCRIMINATING AGAINST HOLDERS OF A SUBSTANTIAL NUMBER OF SHARES

         There are no provisions under our constitution discriminating against any existing or prospective holders of a substantial number of our shares.

VARIATION OF CLASS RIGHTS

         Our constitution provides that if at any time the capital is divided into different classes of shares, the rights attaching to any class of shares, may (unless otherwise provided by the terms of issue of the shares of that class), be varied or cancelled with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class, or with the written consent of the holders of at least 75% of the issued shares of that class. The provisions of our constitution relating to general meetings shall apply to every such meeting, except that the necessary quorum shall be two persons present in person or represented by proxy, attorney or representative who together hold or represent at least one-third if the issued shares of the class or, if there is only one holder of shares of the class present in person or by proxy may demand a poll.

MEETINGS AND NOTICE

         Each shareholder is entitled to receive notice of and to attend general meetings of BresaGen and to receive all notices, accounts and other documents required to be sent to shareholders under the Constitution of BresaGen, the Corporations Act 2001 or the ASX Listing Rules.

         The directors must convene a general meeting when requisitioned by a shareholder in accordance with the Corporations Act 2001.

LIQUIDATION RIGHTS

         All shares in BresaGen rank equally in the event of liquidation, subject to any amount remaining unpaid on a share. Once all the liabilities of BresaGen are satisfied, a liquidator may, with the authority of a special resolution of shareholders, divide the whole or part of BresaGen's remaining assets amongst shareholders.

         The liquidator may, with the sanction of a special resolution of shareholders, vest the whole or any part of the assets in trust for the benefit of the shareholders as the liquidator thinks fit, but no shareholder must accept any shares in respect of which there is any liability.

SHAREHOLDER LIABILITY

         To the extent permitted by the ASX Listing Rules, BresaGen has a first and paramount lien on every partly paid share and dividends declared, paid or made in respect of that share from time to time for:

(a)      all due and unpaid calls and installments in respect of the share;

(b) any amount owed to BresaGen for a share acquired under an employee incentive scheme; or

(c) all money which BresaGen is required by law to pay in respect of a share.

         This lien is extinguished if a transfer of the share is registered without the Company notifying the transferee of the lien.

         Subject to BresaGen's constitution, the Corporations Act 2001 and the ASX Listing Rules, BresaGen may sell any share over which it has a lien, provided that the amount payable on the share is presently payable, and that BresaGen gave at least 14 days' notice of the impending sale, demanding payment of the sum.

         At any time after a call or installment in respect of a share becomes payable and remains unpaid by a shareholder, the directors may serve a written notice on the shareholder requiring him or her to pay the unpaid amount, any interest that has accrued in respect of the unpaid amount and all expenses incurred by BresaGen as a consequence of the failure to pay. The notice must specify a date (not earlier than 14 days from the date of the notice) by which payment must be made, and must state that if the notice is not complied with, the shares in respect of which the notice was sent may be forfeited. The shareholder must be notified as soon as possible once his or her share is forfeited. The shareholder will retain liability to pay all money that was payable in respect of the forfeited share at the time of forfeiture.

FOREIGN OWNERSHIP REGULATION

         There are no limitations on the rights to own securities imposed by our constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act of 1974. Generally this act applies to acquisitions or proposed acquisitions:

        (a) by a foreign person, as defined in the Foreign Acquisitions and Takeovers Act, or associated foreign persons which would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company, and

        (b) by non associated foreign person which would result such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

         The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the company and that such control is contrary to the national interest.

OWNERSHIP THRESHOLD

         There are no provisions in our constitution, which require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify us and the Australian Stock Exchange once a 5% interest in our shares is obtained. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the Australian Stock Exchange of any increase or decrease of 1% or more in its holding in our shares.

CONDITIONS FOR CHANGE OF CAPITAL

         There are no conditions imposed by our constitution relating to changes in our capital which are more stringent than are required by the Corporations Act .

STOCK ISSUES AND TAKEOVER ATTEMPTS

         We are governed by the Corporations Act which provides shareholders with broad protection in relation to takeovers, including:

o That the acquisition of control over voting shares takes place in a efficient, competitive and informed market;

o That shareholders have enough information to assess the merits of a proposal;

o That shareholders all have a reasonable and equal opportunity to participate in any benefits accruing to the shareholders through any proposal under which a person would acquire a substantial interest.

         Further, subject to limited exceptions provided in the Australian Stock Exchange Listing Rules, we must not issue or agree to issue shares, without the approval of holders of our ordinary shares, for three months after we are told in writing that a person is making or proposes to make, a takeover for our shares.

         The exceptions to the listing rule are as follows:

     o an issuance or agreement to issue which we have notified the Australian Stock Exchange of before we are told a person is making or proposes to make a takeover for our shares;

     o   an issuance to our ordinary shareholders on a pro-rata basis;

     o an issuance made due to an exercise of rights of conversion already in existence;

     o an issuance by us as consideration for an off-market takeover bid made by us where we are required to comply with the provisions of the Corporations Act;

     o an issuance under a dividend stock distribution plan that is in operation before we are told a person is making or proposes to make a takeover for our shares;

     o if there is an agreement to issue shares and such agreement is conditional on ordinary shareholders approving the issuance before the issuance is made.

ACCESS TO AND INSPECTION OF DOCUMENTS

         Subject to the requirements of the Corporations Act 2001, the directors may determine whether and to what extent, and at what times and places and under what conditions, the financial records and other documents of the Company or any of them will be open for inspection by shareholders other than directors. A shareholder other than a director does not have the right to inspect any financial records or other documents of the Company except as provided by law, ordered by a court or authorized by a resolution of the directors or a general meeting of the Company.

CHESS

HOLDING STATEMENTS

         We participate in the Clearing House Electronic Sub-Register System, known as CHESS, which is maintained by the CHESS Securities Clearing House pursuant to the Australian Stock Exchange Listing Rules and the Securities Clearing House business rules. CHESS is an electronic transfer and settlement system, with no requirement for paper transfer documents. Accordingly, the legal registered record of holding balances for our CHESS-approved shares are recorded on either of the electronic CHESS sub-register or the electronic issuer sponsored sub-register, which together form the complete company register.

         We do not issue share certificates to shareholders. Instead, we provide shareholders with a holding statement (similar to a bank account statement) that sets out the number of ordinary shares registered in each shareholder's name. This statement also advised shareholders of their holder identification number or shareholder reference number and relevant particulars. If a shareholding changes during any month, shareholders will receive a statement after the end of that month. Shareholders may also request statements at any other time (subject to payment of a small administration fee).

ALTERATION OF CONSTITUTION

         The Constitution can only be amended by a special resolution passed by at least 75% of shareholders present and voting at the general meeting. At least 28 days' written notice specifying the intention to propose the resolution as a special resolution must be given.

ASX LISTING RULES

         As BresaGen has been admitted to the Official List of the ASX, then despite anything in its Constitution, no act may be done that is prohibited by the ASX Listing Rules, and authority is given for acts required to be done. BresaGen's Constitution complies and is in accord with the ASX Listing Rules as amended from time to time.

ITEM 10.C         MATERIAL CONTRACTS

1. CONSULTING AGREEMENT BETWEEN BRESAGEN, INC. AND JOHN KUCHARCZYK, effective May 1, 2000. Under this agreement Dr. Kucharczyk is engaged to serve as an independent consultant to the Company's subsidiary in the United States, and describes the scope of his commitment, services, compensation and other obligations such as confidentiality and non-competition covenants. See Item 19, Exhibit 3.1

ITEM 10.D         EXCHANGE CONTROLS

         Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and, generally, no permission is required to be given to BresaGen for the movement of funds in and out of Australia. However, from time to time, Australian foreign exchange controls are implemented against prescribed countries, entities and persons. Certain transactions relating to Iraq, the National Union for the Total Independence of Angola (UNITA), certain persons associated with the former government of the Federal Republic of Yugoslavia, and ministers and senior officials of the Government of Zimbabwe are currently prohibited, without the specific prior approval, of the Reserve Bank of Australia. Restrictions also apply to transactions, accounts and assets relating to the Taliban, Usama bin Laden, the Al-Qaida organisation and other persons and entities identified as terrorists or sponsors of terrorism.

         Accordingly, at the present time, remittances of any dividends, interest or other payment by BresaGen to non-resident holders of BresaGen's securities in the US are not, subject to the above, restricted by exchange controls or other limitations.

TAKEOVERS ACT

         There are no limitations, either under the laws of Australia or under the Constitution of BresaGen, to the right of non-residents to hold or vote BresaGen Ordinary Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the "Takeovers Act"). The Takeovers Act may affect the right of non-Australian residents, including US residents, to hold Ordinary Shares but does not affect the right to vote, or any other rights associated with, any Ordinary Shares held in compliance with its provisions. Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act. The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares. The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated. Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition. At June 30, 2002, approximately 23% of BresaGen's fully paid outstanding Ordinary Shares were held by shareholders outside Australia. In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to BresaGen. However, there are no other statutory or regulatory provisions of Australian law or Australian Stock Exchange requirements that restrict foreign ownership or control of BresaGen.


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CORPORATIONS ACT 2001

         As applied to BresaGen, the Corporations Act 2001 (the "Corporations Act 2001") prohibits any legal person (including a corporation) from acquiring a relevant interest in Ordinary Shares if after the acquisition that person or any other person's voting power in BresaGen increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

         This prohibition is subject to a number of specific exceptions set out in section 611 of the Corporations Act 2001 which must be strictly complied with to be applicable.

         In general terms, a person is considered to have a "relevant interest" in a share in BresaGen if that person is the holder of that share, has the power to exercise , or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or to control the exercise of a power to dispose of that share.

         It does not matter how remote the relevant interest is or how it arises. The concepts of "power" and "control" are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest. For example each person who has voting power above 20% in a company or a managed investment scheme which in turn holds shares in BresaGen is deemed to have a relevant interest in those BresaGen shares. Certain situations (set out in section 609 of the Corporations Act 2001) which would otherwise constitute the holding of a relevant interest are excluded from the definition.

         A person's voting power in BresaGen is that percentage of the total votes attached to Ordinary Shares in which that person and its associates (as defined in the Corporations Act 2001) holds a relevant interest.

ITEM 10.E         TAXATION

         The following is a summary of the material U.S. federal income tax and Australian tax consequences to U.S. holders, as defined below, of the acquisition, ownership and disposition of American Depositary Shares ("ADSs") or ordinary shares and is based on the laws in force as at the date of this Registration Statement. Holders are advised to consult their tax advisers concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares in their particular circumstances. This discussion relies in part on representations by the depositary in the deposit agreement and related documents and the assumption that each obligation in the deposit agreement and related documents will be performed in accordance with their terms.

COMMONWEALTH OF AUSTRALIA TAXATION

DIVIDENDS

         Under the current double taxation convention between Australia and the US, dividends paid by BresaGen to a US resident shareholder of BresaGen, including an ADS holder, whose holding is not effectively connected with a permanent establishment in Australia or, in the case of a shareholder who performs independent personal services from a `fixed base' situated therein, is not connected with that `fixed base', may be subject to Australian withholding tax at a rate not exceeding 15% of such gross dividend.

         Dividends paid to non-residents of Australia are exempt from withholding tax to the extent to which such dividends are `franked' under Australia's dividend imputation system or paid out of a foreign dividend account ("FDA"). Dividends are considered to be `franked' to the extent that they are paid out of post 1986-87 income on which Australian income tax has been levied. The FDA is an accumulation of dividends remitted to Australia by foreign subsidiaries. Any part of a dividend paid to a US resident, which is not 'franked' and is not paid out of an FDA, will generally be subject to Australian withholding tax unless a specific exemption applies.


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SALE OF ORDINARY SHARES AND ADSS

         A US citizen who is a resident of Australia, or a US corporation that is a resident of Australia (by reason of carrying on business in Australia, and being managed or controlled in Australia, or having its voting power controlled by shareholders who are residents of Australia) may be liable for income tax on any profit on disposal of Ordinary Shares or ADSs, or Australian capital gains tax on the disposal of Ordinary Shares or ADSs acquired after September 19, 1985.

         Under Australian law as currently in effect, no income or other tax is payable on any profit on disposal of Ordinary Shares or ADSs held by persons not resident in Australia except if the profit is of an income nature and sourced in Australia, or the sale is subject to Australian capital gains tax.

         The source of any profit on the disposal of Ordinary Shares or ADSs will depend on the factual circumstances of the actual disposal. Where the Ordinary Shares or ADSs are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have permanent establishments in Australia, the profit should not have an Australian source. If the profit is sourced in Australia, it will not be taxable in Australia if it represents business profits of an enterprise of the US and the enterprise does not carry on business in Australia through a permanent establishment situated in Australia.

         Any gain upon disposal of Ordinary Shares or ADSs, if held by a person not resident in Australia, may be subject to capital gains tax if the non-resident (together with associates, if any) owns or owned at any time during so much of the period of five years preceding the disposal, 10% or more of the issued share capital of BresaGen (excluding share capital carrying no right to participate beyond a specified amount in a distribution of profits or capital) or (in the case of a disposal of ADSs) 10% at least of the ADSs on issue, or the Ordinary Shares or ADSs have been used by the non-resident in carrying on a trade or business, wholly or partly, at or through a permanent establishment in Australia.

         Australian capital gains tax is generally payable upon the profit arising from the sale of assets acquired after September 19, 1985. The profit is calculated as the disposal proceeds less the cost indexed for inflation up to date of disposal for assets held for at least 12 months. However, individuals can elect for only 50% of the profit (with no indexation) arising from the sale from assets acquired on or after 11:45 am Australian Eastern Standard Time September 21, 1999, to be subject to capital gains tax (provided the asset is held for at least 12 months). For assets acquired before September 21, 1999 but sold after September 21, 1999, individuals have the choice of calculating the capital gain as either 50% of the profit with no indexation or the disposal proceeds less the cost indexed for inflation up to September 30, 1999. Capital losses are not subject to indexation and can only be offset against capital gains.

AUSTRALIAN STAMP DUTY

         No Australian stamp duty will be payable on the acquisition of ADSs or on any subsequent transfer of an ADS, provided that the ADR evidencing such ADS remains at all times outside Australia, that the instrument of transfer is not executed in Australia and remains at all times outside Australia, and that the Depositary maintains no register of ADSs, or any other securities, in Australia.

         Any transfer of Ordinary Shares (including a transfer from the Depositary or any Custodian to a holder of ADSs) prior to July 1, 2001 would, in almost all cases, require the payment of South Australian stamp duty (at 30 cents per $100 or part thereof ) calculated on their value. Beginning July 1, 2001, any transfer of shares through trading on the Australian Stock Exchange, whether by Australian residents or foreign residents, will not be subject to South Australian stamp duty.


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U.S. FEDERAL INCOME TAX CONSIDERATIONS

          MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

         The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares by a beneficial owner of those ADSs or ordinary shares, referred to in each case for purposes of this discussion as a "U.S. Holder," that is:

         o    a citizen or individual resident of the United States;

         o a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that is created or organized in the United States or under the law of the United States or of any state or the District of Columbia;

         o an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

         o a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

         For U.S. federal income tax purposes, the beneficial owner of ADSs will be treated as the owner of the ordinary shares represented by the ADSs.

         This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, or the "Code", current and proposed Treasury Department regulations promulgated thereunder, judicial decisions and published positions of the U.S. Internal Revenue Service, referred to as the "IRS", and other applicable authorities, all as in effect as of the date of this Registration Statement, and each of which is subject to change or to differing interpretations, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder's individual circumstances. In particular, this discussion considers only U.S. Holders that own our ADSs or ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

         o    are broker-dealers or insurance companies;

         o    have elected mark-to-market accounting;

         o    are tax-exempt organizations;

         o    are financial institutions;

         o hold ADSs or ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

         o acquired their ADSs or ordinary shares through the exercise of options or similar derivative securities or otherwise as compensation;

         o    have a functional currency that is not the U.S. dollar;


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         o    are regulated investment companies, real estate investment trusts or financial asset securitization investment trusts; or

         o persons who actually or constructively own ten percent or more of our ADSs or ordinary shares.

         In addition, this discussion does not consider the tax treatment of persons who hold ADSs or ordinary shares through a partnership or other pass-through entity. This discussion does not address any aspect of state, local or non-U.S. tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.

         You are advised to consult your own tax adviser with respect to the specific tax consequences to you of holding or disposing of our ADSs or ordinary shares.

Taxation of Dividends Paid on ADSs or Ordinary Shares

         Subject to the rules applicable to passive foreign investment companies, described below, a U.S. Holder will be required to include in gross income as ordinary income an amount equal to the U.S. dollar value of any distribution, including any Australian tax withheld, paid on an ADS or ordinary share on the date the distribution is received by the depositary or the U.S. Holder, as the case may be, based on the exchange rate on that date, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Generally, any gain or loss resulting from the conversion of Australian dollars into U.S. dollars will be ordinary income or loss. A distribution in excess of earnings and profits will be treated first as a nontaxable return of capital, reducing the U.S. Holder's basis in the ADS or ordinary share and, to the extent in excess of basis, will be treated as gain from the sale or exchange of the ADS or ordinary share. Notwithstanding the foregoing, we do not intend to maintain calculations of our earnings and profits as determined for U.S. federal income tax purposes. Accordingly, our distributions generally will be presumed to constitute dividends paid out of our earnings and profits. Our dividends will not qualify for the dividends received deduction generally available to corporations.

         Recently enacted U.S. federal income tax legislation reduces the rate of U.S. federal income tax payable by noncorporate taxpayers on dividends paid by certain non-U.S. corporations to 15% (or, with respect to dividends that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The reduced rates apply for purposes of both the regular tax and the alternative minimum tax. A dividend paid by a non-U.S. corporation qualifies for the reduced rate of tax if the stock on which the dividend is paid is readily tradable on an established securities market in the United States. The new legislation does not define "regularly tradable" or an "established securities market" for this purpose, although the legislative history indicates that a share of stock is treated as readily tradable on an established securities market if an ADR backed by the share is so tradable. Based on similar provisions in U.S. federal income tax law, the New York Stock Exchange, where Preferred ADSs trade, should qualify as an "established securities market". Even if the Preferred ADSs are so tradable at the time a dividend is paid, to qualify for the reduced rates, a shareholder must hold the share of stock on which the dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the taxpayer has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished its risk of loss by holding one or more other positions with respect to substantially similar or related property. The 60-day and 120-day periods are extended to 90 days and 180 days in the case of preferred stock. In addition, to qualify for the reduced rates, the taxpayer must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will


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not qualify for the reduced rates, although it is possible that individual taxpayers who receive such payments from their brokers may treat the payments as dividends to the extent the payments are reported to them as dividend income on their Forms 1099-DIV received for calendar year 2003, unless they know or have reason to know that the payments are in fact payments in lieu of dividends rather than actual dividends. A taxpayer that receives an extraordinary dividend eligible for the new reduced tax rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a taxpayer's deductible investment interest expense, a dividend is treated as investment income only if the taxpayer elects to treat the dividend as not eligible for the new reduced rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced rates apply to reflect the reduced rates of tax. The new reduced tax rates on dividends apply to taxable years beginning after December 31, 2002 and before January 1, 2009.

         In general, a U.S. Holder will have the option of claiming the amount of any Australian withholding tax either as a deduction from gross income or as a dollar-for-dollar credit against the U.S. Holder's U.S. federal income tax liability. An individual who does not claim itemized deductions, but instead utilizes the standard deduction, may not claim a deduction for the amount of any Australian withholding tax, but that amount may be claimed as a credit against the individual's U.S. federal income tax liability. The amount of foreign income tax that may be claimed as a credit in any year is subject to limitations and restrictions, which must be determined on an individual basis by each shareholder. The limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of foreign source income to the U.S. federal income tax otherwise payable with respect to each of those classes of income. Dividends we pay generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of the foreign tax credit. The limitations on the foreign tax credit are exceedingly complex, and U.S. Holders therefore should consult their own tax advisers with respect to those limitations.

         A U.S. Holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Australian taxes paid by us unless it is a U.S. corporation owning ten percent or more of our voting stock.

Taxation of the Sale of ADSs or Ordinary shares

         Subject to the rules applicable to passive foreign investment companies, discussed below, upon the sale of an ADS or ordinary share, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between the U.S. Holder's basis in the ADS or ordinary share and the amount realized on the sale. Capital gain or loss from the sale of an ADS or ordinary share held more than one year is long-term capital gain or loss. Recently enacted U.S. federal income tax legislation reduces the maximum rate of U.S. federal income tax that noncorporate taxpayers pay on adjusted net capital gain to 15 percent (or, with respect to adjusted net capital gain that otherwise would be taxed at the ten percent or 15 percent rates, to five percent, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The lower rates of eight percent and 18 percent for assets held more than five years were eliminated. The new legislation applies to taxable years ending on or after May 6, 2003 and before January 1, 2009, after which the maximum tax rate on adjusted net capital gain for noncorporate taxpayers will be 20 percent. The deductibility of a capital loss recognized on the sale of an ADS or ordinary share is subject to limitations.

         In general, the rules regarding a deduction or credit for Australian withholding tax discussed above in "Taxation of Dividends Paid on ADSs or Ordinary Shares" also apply to any Australian tax paid on a sale of an ADS or ordinary share. Gain or loss recognized by a U.S. Holder on a sale of an ADS or ordinary share generally will be treated as U.S. source passive income or loss for purposes of the U.S. foreign tax credit limitations. In that case, unless a U.S. Holder has sufficient foreign source passive income from other transactions subject to foreign income tax at a rate sufficiently below the U.S. federal income tax rate applicable to that income, the U.S. foreign tax credit limitation rules would prevent the U.S. Holder from utilizing a foreign tax credit for part or all of any Australian tax paid on the gain. Because the U.S. Holder may not be able to obtain a tax credit in Australia for the U.S. tax paid on the


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gain, the U.S. Holder could be subject to full taxation in Australia as well as in the United States on the same gain.

Tax Consequences if We Are a Passive Foreign Investment Company

         In general, we will not be a passive foreign investment company, or "PFIC", for any taxable year if either (1) 75 percent or more of our gross income in the taxable year is passive income, or (2) 50 percent or more of the average value of our assets in the taxable year produces, or is held for the production of, passive income. In general, for purposes of the asset test, a corporation can elect to take its assets into account at their adjusted basis, but only if the corporation is not publicly traded, and we believe we are publicly traded for that purpose. The IRS takes the position that interest on working capital or any other cash is passive income and that the corresponding asset is an asset that produces or is held for the production of passive income. The PFIC rules can produce unfavorable tax consequences for a U.S. Holder if we are treated as a PFIC for any year while a U.S. Holder owns our ADSs or ordinary shares, and if that U.S. Holder does not make, or has not made, a timely election that remains in effect, for the first taxable year the U.S. Holder owns our ADSs or ordinary shares and we are a PFIC, either to treat us as a "qualified electing fund" or, if the election is available, to mark the holder's ADSs or ordinary shares to market. Under the PFIC provisions, in any year in which the U.S. Holder either disposes of an ADS or an ordinary share at a gain or receives one or more "excess distributions," special rules apply to the taxation of the gain or the excess distributions. For purposes of these rules, "excess distributions" are the portion of our distributions in a taxable year, whether or not out of our earnings and profits, that exceed 125 percent of the average of our distributions, subject to adjustment to the extent there were excess distributions that the U.S. Holder received on the ADS or ordinary share during the previous three years or, if shorter, the U.S. Holder's holding period for the ADS or ordinary share on which the distributions are paid. A disposition of an ADS or ordinary share, for purposes of these rules, includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules. The gain or the excess distributions must be allocated ratably to each day the U.S. Holder has held the ADS or ordinary share. Amounts allocated to each year are taxable as ordinary income in their entirety and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to each prior year are taxable at the highest rate in effect for that year and are subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. Holder's tax basis in an ADS or ordinary share that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but instead would be equal to the decedent's basis, if lower.

         The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes a timely election, which remains in effect, to treat us as a "qualified electing fund," or QEF, for the first taxable year in which the U.S. Holder owns an ADS or ordinary share and in which we are a PFIC, provided we comply with certain reporting requirements. Instead, a U.S. Holder that has made a QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We intend to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election if we are classified as PFIC. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching to a timely filed U.S. federal income tax return a properly completed IRS Form 8621 that reflects the information provided in the PFIC Annual Information Statement supplied by us to the shareholder and by filing a second copy of that form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, if we are a PFIC in the hands of a U.S. Holder, that U.S. Holder must file each year a completed IRS Form 8621 with its U.S. federal income tax return. Although a QEF election generally cannot be revoked, if a U.S. Holder made a valid and timely QEF election for the first taxable year it owned an ADS or ordinary share and we are a PFIC, the QEF election does not apply in a later taxable year in which we do not satisfy the tests to be a PFIC. If a QEF election was not made for that first taxable year, certain elections can be made while a foreign corporation continues to satisfy the definition of a PFIC that, combined with a QEF election, can cause the QEF election to be treated as having been made for that first taxable year. Those elections may require the electing shareholder to recognize gain on a constructive sale or to be taxable on the shareholder's share of certain undistributed profits of the foreign corporation. If gain or income is


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recognized pursuant to one of those elections, the rules set forth in the preceding paragraph would apply to that gain or income. Even if a QEF election ceases to apply because in a later taxable year we cease to satisfy the tests to be a PFIC, the QEF election will apply again in any subsequent year in which we again satisfy the tests to be a PFIC. Moreover, if you sell all of the ADSs and ordinary shares you own and later reacquire other ADSs or ordinary shares of ours, any QEF election you have made that remains in effect will apply to the ADSs and ordinary shares acquired later. Treasury regulations provide that the Commissioner of Internal Revenue has the discretion to invalidate or terminate a QEF election if the U. S. Holder or we, or an intermediary, fails to satisfy the requirements for the QEF election.

         The special PFIC rules described in the second preceding paragraph also will not apply to a U.S. Holder if the U.S. Holder elects to mark the U.S. Holder's ADSs or ordinary shares to market each year, provided our ADSs or ordinary shares are considered "marketable stock" within the meaning of the Treasury regulations. A U.S. Holder that makes this election will recognize as ordinary income or loss each year an amount equal to the difference, if any, as of the close of the taxable year between the fair market value of the holder's ADSs or ordinary shares and the holder's adjusted tax basis in the ADSs or ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years, reduced by losses allowed in prior taxable years. If the mark-to-market election were made, then the rules set forth in the second preceding paragraph would not apply for periods covered by the election. In general, the ADSs or ordinary shares will be marketable stock within the meaning of the Treasury regulations if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a "qualified exchange or other market" within the meaning of the Treasury regulations. A U.S. exchange is a "qualified exchange or other market" if such exchange is registered with the SEC or is established pursuant to the national market system established pursuant to section 11A of the Securities Exchange Act of 1934. A non-U.S. exchange is a "qualified exchange or other market" if the exchange is regulated or supervised by a governmental authority of the country where the market is located and (1) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly market, and to protect investors, and the laws of the country where the exchange is located and the rules of the exchange ensure that those requirements are actually enforced, and (2) the rules of the exchange effectively promote active trading of listed stocks. If a non-U.S. exchange has more than one tier or market level on which stock may be separately listed or traded, each such tier is treated as a separate exchange. The NASDAQ SmallCap Market and the ASX are each a qualified exchange within the meaning of the Treasury regulations. We believe that both the ADSs and the ordinary shares are "marketable stock" within the meaning of the Treasury regulations. If a U.S. Holder makes a mark-to-market election, but does not make that election for the first taxable year in which the U.S. Holder owns an ADS or ordinary share and in which we are a PFIC, and if the U.S. Holder had not made a QEF election for that first such taxable year, the rules set forth in the second preceding paragraph will apply to any distributions on an ADS or ordinary share in the year of the mark-to-market election, to any gain recognized on an actual sale of an ADS or ordinary share in that year and to any gain recognized in that year pursuant to the mark-to-market election. Unlike the QEF rules, under which a U.S. Holder is not required to continue to include in income any of our undistributed earnings in any year we do not satisfy the tests to be a PFIC if the U.S. Holder made the QEF election in the first taxable year the U.S. Holder owned our ADSs or ordinary shares and we were a PFIC, the mark-to-market rules generally continue to apply to a U.S. Holder who makes the mark-to-market election, even in years we do not satisfy the tests to be a PFIC.

         A U.S. Holder who owns ADSs or ordinary shares during a year we are a PFIC generally will remain subject to the rules set forth in the third preceding paragraph for all taxable years if the U.S. Holder has not made a mark-to-market election, did not make a valid and timely QEF election for the first taxable year in which the U.S. Holder owns an ADS or ordinary share and in which we are a PFIC, and did not in a later year while we continue to satisfy the definition of a PFIC make a QEF election coupled with an election described in the second preceding paragraph requiring gain or profits to be taxable to the U.S. Holder as described in the third preceding paragraph. In that event, those rules will apply to any gains on dispositions of ADSs or ordinary shares and to any "excess distributions." It is, however, possible for a U.S. Holder to avoid this "once a PFIC, always a PFIC" result by electing to treat all of the U.S. Holder's


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ADSs and ordinary shares as sold for their fair market value as of the last day of the last taxable year we satisfy the tests to be a PFIC, provided the statute of limitations has not run for that year. If a gain is recognized on that constructive sale, the rules set forth in the third preceding paragraph would apply to that gain.

         A dividend from a foreign corporation that otherwise would qualify for the 15 percent maximum tax rate prescribed by recently enacted U.S. federal income tax legislation does not qualify for that rate if the foreign corporation is a passive foreign investment company in either the taxable year of the dividend or the preceding taxable year.

         We believe that we will not be a PFIC in 2003. However, there can be no assurance whether we will be classified as a PFIC in 2003 or thereafter because the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In the event we are classified as a PFIC, we intend to provide U.S. Holders with the information necessary to report income and gain in accordance with a QEF election. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE PFIC RULES, INCLUDING THE CONSEQUENCES TO THEM OF MAKING A QEF OR MARK-TO-MARKET ELECTION WITH RESPECT TO OUR ORDINARY SHARES IN THE EVENT THAT WE QUALIFY AS A PFIC.

Backup Withholding Tax and Information Reporting Requirements

         U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds form of the disposition of, ADSs or ordinary shares by a paying agent within the U.S. to a U.S. Holder, other than an "exempt recipient", including a corporation and certain other persons that, when required, demonstrate their exempt status. A paying agent within the U.S. will be required to backup withhold 28% of any payments of dividends on, and the proceeds from the disposition of, ADSs or ordinary shares within the U.S. to a U.S. Holder, other than an "exempt recipient," if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements.

         THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN ADSS OR ORDINARY SHARES. YOU SHOULD CONSULT YOUR TAX ADVISER CONCERNING THE TAX CONSEQUENCES TO YOU IN YOUR PARTICULAR SITUATION.

ITEM 10.F         DIVIDENDS AND PAYING AGENTS

         We have not declared or paid, and do not intend to declare or pay any dividends for the foreseeable future. At the appropriate time in the future when we are able to declare and pay a dividend, we will appoint a dividend paying agent.


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ITEM 10.G         STATEMENT BY EXPERTS

         The consolidated financial statements of BresaGen Limited as of June 30, 2002 and 2001, and for each of the fiscal years ended June 30, 2002, 2001 and 2000, and the financial statement of CytoGenesis, Inc. as of June 30, 2000 and for the period from inception (June 21, 1999) to June 30, 2000, included in this registration statement have been audited by KPMG, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         Acuity Technology Management Pty Ltd, 83 Manning Road, Malvern East, Victoria, Australia are experts in the area of technology assessments and valuations. The company has consented to the incorporation by reference of their reports on the valuation of BresaGen intellectual property.

ITEM 10.H         DOCUMENTS ON DISPLAY

         The documents concerning the Company which are referred to in this Registration Statement may be inspected at the offices of the Company at 8 Dalgleish Street, Thebarton SA 5031, Australia. Upon effectiveness of this Registration Statement, we will become subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, will be required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. These materials, including this Registration Statement and the exhibits thereto, may be inspected and copied at the Commission's public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we will be required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission's website at http:/www.sec.gov.

ITEM 10.I         SUBSIDIARY INFORMATION

         The following is a list of the Company's subsidiaries as at December 31, 2002:

METROTEC PTY LTD                      Australia                 100% ownership

BRESAGEN INVESTMENTS PTY LTD          Australia                 100% ownership

BRESAGEN TRANSGENICS PTY LTD          Australia                 100% ownership

BRESAGEN, INC.                        USA                       100% ownership


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ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         BresaGen has exposure to changes in foreign currency exchange rates and interest rates. BresaGen neither holds nor issues financial instruments for trading purposes.

FOREIGN CURRENCY EXCHANGE RATES

         BresaGen conducts operations in two principal currencies: the U.S. dollar and the Australian dollar. These currencies operate as the functional currency for BresaGen's U.S. and Australian operations, respectively. Cash is managed centrally within each of the two countries with net earnings reinvested locally and working capital requirements met from either existing liquid funds or, in the case of BresaGen's US operations, through drawdowns from BresaGen Australia.

         The Company has holdings of foreign currency (principally U.S. dollars) which are available to offset risks associated with purchase commitments denominated in foreign currencies. The Company may also enter into forward exchange contracts to hedge certain purchase commitments denominated in foreign currencies (principally U.S. dollars). The terms of these commitments are rarely more than six months. As at June 30, 2002 there was one forward exchange contract outstanding for A$500,000 (2001: Nil). The unrealized loss at June 30, 2002 was A$2,687 (2001: Nil).

At June 30, 2002, accruals included A$3,000 (2001: A$4,000) of purchase liabilities payable in foreign currencies.

INTEREST RATES

         BresaGen had one financing arrangement totalling A$290,000 (2001: Nil) as at June 30, 2002 that included fixed or variable rate debt. The determination of the type of the liability, whether it is fixed or floating and the applicable interest rate is not known until the loan is finalised. This loan is in relation to the construction of the new building and will be finalised when the building is complete in early 2003.

         BresaGen had no material interest rate derivative instruments outstanding at June 30, 2002.


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ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A  DEBT SECURITIES

         Not applicable.

ITEM 12.B  WARRANTS AND RIGHTS

         Not applicable.

ITEM 12.C  OTHER SECURITIES

         Not applicable

ITEM 12.D  AMERICAN DEPOSITARY SHARES

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

         The Bank of New York will act as the depositary bank for the American Depositary Shares. The Bank of New York's depositary offices are located at 101 Barclay Street, New York, New York, 10286. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodians are Commonwealth Bank of Australia, National Australia Bank Limited, and Australia office of the Australia and New Zealand Banking Group Limited.

         We have appointed The Bank of New York as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-13162 when retrieving such copy.

         We are providing you with a summary description of the ADSs and your rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder's rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

         Each ADS represents ten Ordinary Shares on deposit with the custodian bank. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

         If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement is governed by New York law. However, our obligations to the holders of Ordinary Shares will continue to be governed by the laws of the Australia, which are different from the laws in the United States.



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         As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns new ADSs and will own ADSs at the relevant time.

DIVIDENDS AND DISTRIBUTIONS

         As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

DISTRIBUTIONS OF CASH

         Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders.

         The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

DISTRIBUTIONS OF SHARES

         Whenever we make a stock dividend of Ordinary Shares for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice, the depositary bank will either distribute to holders new ADSs representing the Ordinary Shares deposited or modify the ADS to Ordinary Shares ratio, in which case each ADS you hold will represent rights and interests in the additional Ordinary Shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

         The distribution of new ADSs or the modification of the ADS-to-Share ratio upon a distribution of Ordinary Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Ordinary Shares so distributed.

         No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the Ordinary Shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

DISTRIBUTIONS OF RIGHTS

         Whenever we intend to distribute rights to purchase additional Ordinary Shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

         The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the


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


deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Ordinary Shares directly rather than new ADSs.

         The depositary bank will not distribute the rights to you if:

         o We do not request that the rights be distributed to you or we ask that the rights not be distributed to you; or

         o    We fail to deliver satisfactory documents to the depositary bank;
              or

         o    It is not reasonably practicable to distribute the rights.

         The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

ELECTIVE DISTRIBUTIONS

         Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practical.

         The depositary bank will make the election available to you only if it is reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

         If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Australia would receive for failing to make an election, as more fully described in the deposit agreement.

OTHER DISTRIBUTIONS

         Whenever we intend to distribute property other than cash, Ordinary Shares or rights to purchase additional Ordinary Shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

         If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

         The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

         The depositary bank will not distribute the property to you and will sell the property if:

         o We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

         o    We do not deliver satisfactory documents to the depositary bank;
              or


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         o    The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

         The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

REDEMPTION

         Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

         The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

CHANGES AFFECTING ORDINARY SHARES

         The Ordinary Shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or classification of such Ordinary Shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

         If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Ordinary Shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

ISSUANCE OF ADSS UPON DEPOSIT OF ORDINARY SHARES

         The depositary bank may create ADSs on your behalf if you or your broker deposit Ordinary Shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Ordinary Shares to the custodian.

         The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation rights, if any, with respect to such Ordinary Shares have been validly waived or exercised.

WITHDRAWAL OF SHARES UPON CANCELLATION OF ADSS

         As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the underlying Ordinary Shares at the custodian's offices. In order to withdraw the Ordinary Shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Ordinary Shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

         If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and certain other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the Ordinary Shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all


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


applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

         You will have the right to withdraw the securities represented by your ADSs at any time except for:

         o Temporary delays that may arise because (i) the transfer books for the Ordinary Shares or ADSs are closed, or (ii) Ordinary Shares are immobilized on account of a shareholders' meeting or a payment of dividends.

         o    Obligations to pay fees, taxes and similar charges.

         o Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

         The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

VOTING RIGHTS

         As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the Ordinary Shares represented by your ADSs. The voting rights of holders of Ordinary Shares are described in Item 10.A, "Share Capital."

         At our request, the depositary bank will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

         If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions.

         Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

FEES AND CHARGES

         As an ADS holder, you will be required to pay the following service fees to the depositary bank:

              Service                                  Fees

         o    Issuance of ADSs                   Up to 5(cent)per ADS issued

         o    Cancellation of ADSs               Up to 5(cent)per ADS canceled

         o    Exercise of rights to purchase     Up to 5(cent)per ADS issued
              additional ADSs

         o    Distribution of cash upon sale     Up to 2(cent)per ADS held
              of rights and other entitlements

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

         o Fees for the transfer and registration of Ordinary Shares (i.e. upon deposit and withdrawal of class Ordinary Shares).


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         o    Expenses incurred for converting foreign currency into U.S.
              dollars.

         o Expenses for cable, telex and fax transmissions and for delivery of securities.

         o Taxes and duties upon the transfer of securities (i.e. when Ordinary Shares are deposited or withdrawn from deposit).

         We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

AMENDMENTS AND TERMINATION

         We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 90 days' prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement).

         You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Ordinary Shares represented by your ADSs (except as permitted by law).

         We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 90 days before termination.

         Upon termination, the following will occur under the deposit agreement:

         o for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the Ordinary Shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those Ordinary Shares on the same terms as prior to the termination. During such six months' period the depositary bank will continue to collect all distributions received on the Ordinary Shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

         o After the expiration of such six months' period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

BOOKS OF DEPOSITARY

         The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

         The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.


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LIMITATIONS ON OBLIGATIONS AND LIABILITIES

         The deposit agreement limits our obligations and the depositary bank's obligations to you. Please note the following:

         o We and the depositary bank are obligated only to take the actions specifically stated in the depositary agreement without negligence or bad faith.

         o The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

         o The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Ordinary Shares, for the validity or worth of the Ordinary Shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

         o We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

         o We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Constitution, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

         o We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Constitution or in any provisions of securities on deposit.

         o We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

         o We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders Ordinary Shares but is not, under the terms of the deposit agreement, made available to you.

         o We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

PRE-RELEASE TRANSACTIONS

         The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of Ordinary Shares or release Ordinary Shares before receiving ADSs. These transactions are commonly referred to as "pre-release transactions." The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions. Pre-release transactions are required to be fully collateralized, in accordance with the depositary bank's standard credit procedures.


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TAXES

         You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

         The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

FOREIGN CURRENCY CONVERSION

         The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

         If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

         o Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

         o Distribute the foreign currency to holders for whom the distribution is lawful and practical.

Hold the foreign currency (without liability for interest) for the applicable holders.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Refer to page F1 for an index of all Financial Statements

ITEM 19.  EXHIBITS

1.1      Constitution of the Registrant.

2.1 Deposit Agreement, dated as of February 26, 2001, by and among BresaGen Limited, The Bank of New York, as Depositary, and the Owners and Holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-13162) filed with the Commission on February 9, 2001).

3.1 Consulting Agreement between BresaGen, Inc. and John Kucharczyk, effective May 1, 2000.

10.1     Consent of KPMG

10.2     Consent of Acuity Management Pty Ltd

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      BRESAGEN LIMITED


                                      By: /s/Linton W. P. Burns
                                          --------------------------------------
Dated: August 8, 2003                     Name:  Linton W. P. Burns
                                          Title: CFO/Company Secretary


                          INDEX TO FINANCIAL STATEMENTS

                                                                                                                        PAGE
BRESAGEN LIMITED - ANNUAL FINANCIAL REPORT
Independent Auditors' Report                                                                                              F2
Statements of Financial Performance for the years ended June 30, 2002, 2001 and 2000                                      F3
Statements of Financial Position as at June 30, 2002 and 2001                                                             F4
Statements of Cash Flows for the years ended June 30, 2002, 2001 and 2000                                                 F5
Notes to the Financial Statements                                                                                     F6-F50

BRESAGEN LIMITED - UNAUDITED INTERIM FINANCIAL REPORT
Unaudited Statements of Financial Performance for the six month periods ended December 31, 2002 and 2001                 F51
Unaudited Statement of Financial Position as at December 31, 2002                                                        F52
Unaudited Statements of Cash Flows for the six month periods ended December 31, 2002 and 2001                            F53
Unaudited Notes to the Financial Statements                                                                          F54-F64


CYTOGENESIS INC FINANCIAL REPORT AS OF AND FOR THE PERIOD FROM INCEPTION TO JUNE 30, 2000
Independent Auditors' Report                                                                                             F65
Statement of Operations                                                                                                  F66
Statement of Stockholders' Equity                                                                                        F67
Statement of Cash Flows                                                                                                  F68
Notes to the Financial Statements                                                                                     F69-71


CYTOGENESIS INC UNAUDITED QUARTERLY FINANCIAL REPORT FOR THE PERIOD SEPTEMBER
30, 2000 AND 1999.
Unaudited Balance Sheet as at September 30, 2000                                                                         F72
Unaudited Statement of Operations for the three month periods ended September 30, 2000 and 1999                          F73
Unaudited Statement of Cash Flows for the three month periods ended September 30, 2000 and 1999                          F74
Unaudited Notes to the Financial Statements                                                                              F75

                                       F1

                          INDEPENDENT AUDITORS' REPORT

                     TO THE SHAREHOLDERS OF BRESAGEN LIMITED


We have audited the accompanying consolidated statements of financial position of BresaGen Limited and its controlled entities as of June 30, 2002 and 2001, and the related consolidated statements of financial performance and cash flows for each of the years in the three-year period ended June 30, 2002, all expressed in Australian dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BresaGen Limited and its controlled entities at June 30, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the years in the three-year period ended June 30, 2002, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of generally accepted accounting principles in the United States of America would have affected the determination of consolidated net loss for the periods ended June 30, 2002 and 2001, and the determination of consolidated shareholders' equity at June 30, 2002 and June 30, 2001, to the extent summarized in note 31 to the consolidated financial statements.

KPMG


9 September 2002

Adelaide, AUSTRALIA


                                       F2


                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000

                                                                                  2002                 2001               2000
                                                                NOTE            A$'000               A$'000             A$'000

Sales Revenue                                                      2             1,473                1,187                909
Research & development income
- Contract research income                                         2               747                  817                609
- Government grants                                                2             2,105                1,985                618
- Fee income                                                       2               510                  461                  -
Interest income                                                    2               964                1,296                677
Discount on long term loans                                        2               247                    -                  -
Other revenue from ordinary activities                             2                 3                   25                 18
                                                                      -----------------------------------------------------------

Total revenue                                                                    6,049                5,771              2,831

Cost of sales
- Recurring expenditure                                                            555                  639                488
- Stock and WIP write off                                                          267                    -                  -
Research & development Expenditure
- Contract research expenditure                                                    756                  843                630
- Government grants                                                              4,408                3,945              1,010
- Other research expenditure                                                     4,982                3,238              2,009
- Write off of intangibles                                                       2,583                    -
Selling & marketing                                                                615                  412                260
Administration                                                                   3,744                3,190              1,776
                                                                      -----------------------------------------------------------
Loss from ordinary activities before related income tax
expense                                                                        (11,861)              (6,496)            (3,342)
                                                                      -----------------------------------------------------------

Income tax relating to ordinary activities
                                                                   3                  -                    -                  -

                                                                      -----------------------------------------------------------
LOSS FROM ORDINARY ACTIVITIES AFTER RELATED INCOME TAX
EXPENSE                                                                        (11,861)              (6,496)            (3,342)
                                                                      -----------------------------------------------------------

LOSS ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY
                                                                               (11,861)              (6,496)            (3,342)
                                                                      -----------------------------------------------------------

Basic and diluted loss per share Australian cents
                                                                  25                 22                   14                 11
                                                                      -----------------------------------------------------------

      The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages F6 to F50

                                       F3


                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                          AS AT JUNE 30, 2002 AND 2001

                                                                                          2002                2001
                                                                      NOTE              A$'000              A$'000

CURRENT ASSETS
Cash                                                                    4               16,226              25,833
Receivables                                                             5                1,001                 848
Inventories                                                             6                  181                  76
                                                                               --------------------------------------

TOTAL CURRENT ASSETS                                                                    17,408              26,757
                                                                               --------------------------------------

NON-CURRENT ASSETS
Receivables                                                             7                  145                 219
Property, Plant and Equipment                                           8                2,803                 816
Intangible assets                                                       9               14,116              16,940
                                                                               --------------------------------------

TOTAL NON-CURRENT ASSETS                                                                17,064              17,975
                                                                               --------------------------------------

TOTAL ASSETS                                                                            34,472              44,732
                                                                               --------------------------------------

CURRENT LIABILITIES
Payables                                                               10                1,657                 891
Interest-bearing liabilities                                           11                    5                   -
Provisions                                                             12                  597                 537
                                                                               --------------------------------------

TOTAL CURRENT LIABILITIES                                                                2,259               1,428
                                                                               --------------------------------------

NON-CURRENT LIABILITIES
Interest-bearing liabilities                                           11                  285                   -
Non Interest-bearing liabilities                                       13                    5                   2
Provisions                                                             12                   57                  71
                                                                               --------------------------------------

TOTAL NON-CURRENT LIABILITIES                                                              347                  73
                                                                               --------------------------------------

TOTAL LIABILITIES                                                                        2,606               1,501
                                                                               --------------------------------------

NET ASSETS                                                                              31,866              43,231
                                                                               --------------------------------------

EQUITY
Contributed Equity                                                     14               61,048              60,552
Reserves                                                               15                  234                 234
Accumulated Losses                                                     16              (29,416)            (17,555)
                                                                               --------------------------------------

TOTAL EQUITY                                                                            31,866              43,231
                                                                               --------------------------------------

     The statements of financial position are to be read in conjunction with the notes to the financial statements set out on pages F6 to F50


                                       F4


                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000

                                                                                   2002               2001              2000
                                                              NOTE               A$'000             A$'000            A$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts in the course of operations                                         5,857              4,330             2,291
Cash payments in the course of operations                                       (14,801)           (12,556)           (6,078)
Interest received                                                                   974              1,293               587
                                                                    -----------------------------------------------------------

NET CASH USED IN OPERATING ACTIVITIES                      26 (ii)               (7,970)            (6,933)           (3,200)
                                                                    -----------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of non-current assets                                              -                 16                18
Payments for property, plant and equipment                                       (2,205)              (569)             (385)
Payments for commercial bills & term deposits                                         -                   -           (4,000)
Redemption of commercial bills & term deposits                                                       4,000                92
Loans repaid by other entities                                                      100                   -                 -
Loan to associated entities                                                        (239)              (209)               (1)
Proceeds from acquisition of controlled entity                                        -
                                                                                                     1,590                 -
                                                                    -----------------------------------------------------------
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES
                                                                                (2,344)              4,828            (4,276)
                                                                    -----------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for capital raising                                                          -               (612)           (1,264)
Proceeds from capital raising                                                       437             17,337            18,873
Proceeds from borrowings                                                            290                  -                  -
Lease payments                                                                        -               (20)               (35)
                                                                    -----------------------------------------------------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                           727             16,705            17,574
                                                                    -----------------------------------------------------------

NET INCREASE/(DECREASE) IN CASH HELD                                             (9,587)            14,600            10,098

CASH AT BEGINNING OF THE FINANCIAL YEAR                                          25,833             11,216             1,118

EFFECTS OF EXCHANGE RATE FLUCTUATIONS ON
THE BALANCES OF CASH HELD IN FOREIGN CURRENCIES                                     (20)                 17                -
                                                                    -----------------------------------------------------------

CASH AT END OF THE FINANCIAL YEAR                            26(i)               16,226             25,833            11,216
                                                                    -----------------------------------------------------------

       The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages F6 to F50

                                       F5

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


1.          STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of the financial report are:

(A)         BASIS OF PREPARATION

            The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

            It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity, and except where there is a change in accounting policy, are consistent with those of the previous year.

            GOING CONCERN

            The consolidated entity has incurred a loss during the year of $11.9m (2001: $6.5m) and has cash on hand at June 30, 2002 of $16.2m compared to $25.8m as at June 30, 2001. Forecast operating cash flows indicate that cash reserves are sufficient to fund current operations until late 2003, or if significant restructuring of current activities is undertaken, until at least June 30, 2004.

            The accounts have been prepared on a basis of going concern, which contemplates continuity of business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. The directors believe this to be appropriate and are exploring further options to raise additional capital, arrange debt financing or further conserve cash reserves through future restructuring.

            RECOVERABLE AMOUNT OF NON-CURRENT ASSETS

            The carrying amounts of all non-current assets are reviewed at least annually to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower value. The write-down is expensed in the reporting period in which it occurs. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value, except where specifically stated.

(B)         CHANGE IN ACCOUNTING POLICY

            SEGMENT REPORTING

            The consolidated entity has applied the revised AASB 1005 Segment Reporting (issued in August 2000) for the first time from July 1, 2001.

            Individual business segments have been identified on the basis of grouping individual business units subject to similar risks and returns. The new segments reported are: cell therapy, protein pharmaceuticals and reproductive biotechnology.

            Comparative information has been restated for the changes in definition of segment revenues and results. The financial effect of the reclassification on the consolidated entity was a decrease in total comparative segment revenues of $1,321,000 and a decrease in total comparative segment loss of $2,281,000. These changes only affect the disclosures in Note 30 and do not impact the statement of financial performance or statement of financial position.

            EARNINGS PER SHARE

            The consolidated entity has adopted AASB 1027 Earnings per Share (issued June 2001) for the first time from July 1, 2001. The application of this standard has not altered the result of the calculation of either basic or diluted earnings per share for the consolidated entity for the current or prior financial year.

                                       F6

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


(C)         PRINCIPLES OF CONSOLIDATION

            Controlled entities
            The financial statements of controlled entities are included from the date control commences until the date control ceases.

            Associates

            Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future.

            In the consolidated financial statements investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associates' net profit or loss is recognized in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognized directly in consolidated reserves.

            Transactions eliminated on consolidation
            Unrealized gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

(D)         OPERATING REVENUE

            Revenues are recognized at fair value of the consideration received net of the amount of goods and services tax (GST).

            Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the sale of the Company's protein pharmaceutical products. Sales revenue is recognized on despatch of the goods from BresaGen's premises, which as per the conditions of sale, is when title and risks and rewards of the goods are transferred to the purchaser.

            Interest revenue is recognized as it accrues, taking into account the effective yield on the financial instrument.

            Fee income and milestone payments derived from research and development contracts are recognized as earned upon the occurrence of contract-specified events, where those events measure a stage of progress toward completion under a long term contract. Fee income and milestone payments earned are non refundable.

            Contract research income and government research and development grant income is recognized as and when the relevant research expenditure is incurred, as per the conditions of the agreements, the Company is only entitled to receive income once the relevant expenditure is incurred. When the Company receives income in advance of incurring the relevant expenditure, it is treated as deferred income (Note 10) as the Company does not control the income until the relevant expenditure has been incurred.

(E)         GOODS AND SERVICES TAX

            Revenues, expenses and assets are recognized net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognized as part of the cost of acquisition of the asset or as part of an item of the expense.

            Receivables and payables are stated with the amount of GST included.

            The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

                                       F7

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


1.          STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(E)         GOODS AND SERVICES TAX (CONT'D)

            Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(F)         FOREIGN CURRENCY

            Transactions
            Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rate of exchange ruling on that date.

            Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account in the statement of financial performance as exchange gains or losses, in the financial year in which the exchange rates change.

            Translation of controlled foreign entities
            The assets and liabilities of foreign operations that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the statement of financial performance.

            Hedges
            The net amount payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the date of inception of the hedge transaction. The net receivable or payables are revalued using the foreign currency current at reporting date.


(G)         RESEARCH AND DEVELOPMENT COSTS

            Internally generated research and development costs are expensed as incurred.

(H)         TAXATION

            The consolidated entity adopts the liability method of tax effect accounting.

            Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the balance sheet as a future income tax benefit or a deferred tax liability.

            Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Where losses are incurred, future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

(I)         RECEIVABLES

            Trade debtors are carried at amounts due. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.


                                       F8

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


1.          STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(J)         INVESTMENTS

            Associated Companies
            In the consolidated financial statements investments in associates are accounted for using equity accounting principles disclosed in 1(c).

(K)         INVENTORIES

            Inventories are carried at the lower of cost and net realisable value.

            Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location. In the case of manufactured inventories, cost includes an appropriate share of both variable and fixed costs. Fixed costs have been allocated on the basis of normal operating capacity.

            Net realisable value is determined on the basis of the entity's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

(L)         PROPERTY, PLANT AND EQUIPMENT

            Acquisition
            Items of property, plant and equipment are recorded at cost, and depreciated as outlined below.

            Depreciation and Amortization
            Items of plant and equipment, including leasehold improvements, are depreciated/amortized over their estimated useful lives ranging from 3 to 15 years using either the straight line or reducing balance method. Assets are depreciated or amortized from the date of acquisition and up to the date of disposal.

            Capital Work-In-Progress

            External costs incurred to date in the construction of the consolidated entity's new building facility have been capitalized and recorded as capital work in progress.

            Depreciation of the assets will commence once construction of the asset is complete and ready for use.

            Operating leases

            Payments made under operating leases are charged against profits in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property.


(M)         INTANGIBLES

            Intellectual property represents acquired biotechnological research and development and is carried at cost. In accordance with UIG Abstract 44, Acquisition of in-process research and development, acquired in-process research and development is recorded as an intangible asset when it is expected beyond reasonable doubt that it will lead to commercialisation and generate future economic benefit. This UIG will be applied to reporting periods ending on or after July 1, 2001. The application of this UIG has not impacted the results of the Company for the current reporting period.


                                       F9

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


1.          STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(M)         INTANGIBLES (CONT'D)

            Commercialized intellectual property that is generating revenue is amortized between 5 to 15 years (2001: 15 years).

            Intellectual property that is yet to be commercialized is not amortized as it is not ready for use and generating revenue. It is carried forward as an asset as it is expected that it will lead to commercialisation and begin generating revenue.

            Patent costs are expensed as incurred.

            Core technology licences represented rights to develop and commercialize certain technology. These amounts were capitalized and written off over the period in which benefits were expected to arise or the period of the licence whichever was the lesser.


(N)         ACCOUNTS PAYABLE

            Liabilities are recognized for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity. Trade accounts payable are normally settled within 60 days.


(O)         PROVISIONS

            Wages, Salaries and Annual Leave
            The provisions for employee entitlements to wages, salaries and annual leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provisions have been calculated at nominal amounts based on current wage and salary rates and includes related on-costs.

            Long Service Leave
            Provision for employee entitlements to long service leave has been made for all employees expected to utilize their entitlements to long service leave. The provision has been calculated at nominal amounts based on current wage and salary rates and includes related on-costs. The amount provided for employee entitlements to long service leave approximates the present value of the estimated future cash flows to be made in connection with employees' services provided up to balance date.

(P)         SUPERANNUATION FUND

            The Company and its controlled entities contribute to a standard employer sponsored defined contribution fund based on various percentages of employee gross salaries to provide benefits for employees and their dependents on retirement, disability or death. Contributions are charged against income.

(Q)         DEFERRED INCOME

            Under the terms of the Company's major research contracts and government grants, the Company does not control the income until it has incurred the relevant research expenditure. Revenue received in advance in relation to such agreements is deferred until the relevant research expenditure is incurred at which time the corresponding revenue is taken to the statement of financial performance.

(R)         INTEREST BEARING LIABILITIES

            Long term loan
            Loans are recognized at their principal amount as received. Interest expense is accrued once the obligation to pay interest commences.

                                      F10

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


1.          STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(S)         NON -INTEREST BEARING LIABILITIES

            Unsecured long term loans
            Long-term non-interest bearing financial liabilities are discounted to their present value, based on the long term government bond rate, in the year the loans are received and the discount taken to the statement of financial performance. Each year a notional interest expense is charged against the statement of financial performance, to accrue the loan to the face value payable in the future.

(T)         REVISION OF ACCOUNTING ESTIMATE

            Revisions of accounting estimates are recognized prospectively in current and future periods only.

(U)         ACQUISITION OF ASSETS

            All assets acquired including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs attributable to the acquisition. When equity instruments are issued as consideration, their market prices at the date of acquisition is used as fair value, except where the notional price at which they could be placed in the market is a better indication of fair value. Transaction costs arising on the issue of equity instruments are recognized directly in equity subject to the extent of proceeds received, otherwise expensed.

(V)         USE OF ESTIMATES

            The preparation of the consolidated financial statements in conformity with US generally accepted accounting principles requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

                                      F11

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

                                                                           2002                 2001               2000
                                                                         A$'000               A$'000             A$'000

2.          OPERATING PROFIT/(LOSS)

Profit/(loss) from ordinary activities has been
arrived at after including:
REVENUE FROM OPERATING ACTIVITIES
Sales revenue from non-related entities                                   1,473                1,187                909
Interest from non-related entities                                          964                1,296                677
Syndicated research income                                                    -                    -                 38
Government grants                                                         2,105                1,985                618
Fees received                                                               510                  461                  -
Contract research income                                                    747                  817                571

REVENUE FROM OUTSIDE OPERATING ACTIVITIES
Income from discounting loan term loan                                      247                    -                  -
Gross proceeds from sale of non-current assets                                -                   16                  3
Net foreign exchange gain                                                     -                    6                  5
Rendering of services                                                         -                    -                 10
Other income                                                                  3                    3                  -
                                                              ------------------------------------------------------------

                                                                          6,049                5,771              2,831
                                                              ------------------------------------------------------------

OPERATING EXPENSES
Amortization of:
o           Patents                                                           8                    8                  8
o           Core technology licences                                         46                   97                 76
o           Intellectual property                                           188                   92                 94
o           Leased assets capitalized                                         -                    8                 16
o           Leasehold improvements                                            1                    4                  6
Write off of intangibles                                                  2,583                    -                  -
Write off of stock and work-in-progress                                     267                    -                  -
Depreciation of plant and equipment                                         196                  243                 98
Finance charges on capitalized leased assets                                  -                    5                  9
Provision for employee entitlements                                         269                  261                244
Legal expenses settled via share issue                                       59                    -                  -
Lease rental            - operating leases                                   60                   63                 77
                                    - occupancy leases                      144                   68                 61
Research & Development costs                                             10,146                8,026              3,649
Syndicated research expenditure                                               -                    -                 38
Loss on sale of non current assets                                           21                    9                  3
Net foreign exchange loss                                                   103                   20                  -

REVISION OF ACCOUNTING ESTIMATE

At the beginning of fiscal 2002, the amortization period of human Growth Hormone Intellectual Property was accelerated from being amortized over 15 years to 5 years. For each of the remaining five years of the assets life, including the current financial year, amortization expense will be increased by $95,000 from the original estimate of $36,000 per year to $131,000 per year.

                                      F12


                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

                                                                                 2002                 2001               2000
                                                                               A$'000               A$'000             A$'000
3.          TAXATION
(A)         INCOME TAX EXPENSE

PRIMA FACIE INCOME TAX EXPENSE/(CREDIT) CALCULATED AT 30%
(2001:34 AND 2000: 36%)                                                        (3,558)              (2,209)            (1,203)

INCREASE IN INCOME TAX EXPENSE DUE TO NON TAX
DEDUCTIBLE ITEMS:
Legal fees                                                                         33                   19                 18
Sundry items (including entertainment)                                              4                   12                 13
Amortization of Intellectual Property                                             831                   32                 34
Unrealized foreign exchange loss                                                    3                    -                  -
Tax losses of non-resident controlled entity not
carried forward as future income tax benefit                                    1,408                  916                  -

DECREASE IN INCOME TAX EXPENSE DUE TO:

Research & Development allowance                                                 (115)                 (49)              (111)
Unrealized foreign exchange gain                                                     -                 (17)                (4)
Loss on sale of leased asset                                                         -                  (3)                  -
                                                                     -----------------------------------------------------------

                                                                               (1,394)              (1,299)            (1,253)

Net future income tax benefit not brought to account                            1,363                1,224              1,252

Adjustment to prior year tax losses brought forward                                31                   75                  1
                                                                     -----------------------------------------------------------
                                                                                    -
INCOME TAX EXPENSE FROM ORDINARY ACTIVITIES                                                              -                  -
                                                                     -----------------------------------------------------------



                                                                F13

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


3.          TAXATION (CONT'D)

(B) FUTURE INCOME TAX BENEFIT NOT BROUGHT TO ACCOUNT

The potential future income tax benefit in the consolidated entity arising from tax losses and timing differences has not been recognized as an asset because recovery is not virtually certain:


                                                                             2002                2001                 2000
                                                                           A$'000              A$'000               A$'000

Future income tax benefit on tax losses carried forward                       6,463             5,210                4,025
Future income tax benefit on capital loss carried forward                       272               272                  272
Future income tax benefit on timing differences                                 262               190                  182
Provision for deferred income tax on timing differences                           -               (124)                (155)
                                                                   ----------------- ------------------- --------------------
                                                                            6,997               5,548                4,324
                                                                   ----------------- ------------------- --------------------



The amounts comprise the estimated future benefit/(liability) at the applicable rate of 30% (2001: 30% and 2000: 30%), which represents the applicable tax rate at which the benefit/(liability) may be utilized.

The potential future income tax benefit will only be obtained if:

(i) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realized, or the benefit can be utilized by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;
(ii) the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and
            (iii) no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.

The Company has tax losses available in the United States from its foreign subsidiary that are excluded from the above table as they are only available to be utilized against any future operating profits of the foreign subsidiary.

                                      F14

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

                                                                2002                 2001
                                                              A$'000               A$'000

4.          CASH

Cash at bank and on hand                                        2,138                2,410
Bank short term deposits and commercial bills                  14,088               23,423
                                                    -------------------- --------------------
                                                               16,226               25,833
                                                    -------------------- --------------------

Bank short term deposits and commercial bills mature within 60 days and pay interest at a weighted average interest rate of 4.5% (2001: 4.75%) at June 30, 2002.

5.          RECEIVABLES (CURRENT)

Trade debtors                                                      94                  192
Other debtors                                                     483                  518
Loan to employee (Note 24)                                        194                    -
Prepayments                                                       230                  138
                                                    -------------------- --------------------

                                                                1,001                  848
                                                    -------------------- --------------------

6.          INVENTORIES

Raw materials and stores                                           68                    -
Work in progress at cost                                           36                   12
Finished goods at cost                                             77                   64
                                                    -------------------- --------------------

                                                                  181                   76
                                                    -------------------- --------------------

7.          RECEIVABLES
            (NON-CURRENT)

Loan to associated company (note 21)                               13                   16
Loan to employee (note 24)                                        132                  203
                                                    -------------------- --------------------

                                                                  145                  219
                                                    -------------------- --------------------

                                      F15


                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

                                                                 2002                 2001
                                                               A$'000               A$'000
8.           PROPERTY, PLANT AND EQUIPMENT

Leasehold improvements - at cost                                    -                  149
Provision for amortization                                          -                 (128)
                                                    -------------------- --------------------

                                                                    -                   21
                                                    -------------------- --------------------

Plant and equipment - at cost                                   3,821                3,488
Provision for depreciation                                     (2,776)              (2,693)
                                                    -------------------- --------------------

                                                                1,045                  795
                                                    -------------------- --------------------

Capital Work in progress - at cost                              1,758                    -
                                                    -------------------- --------------------

Total Property, Plant and Equipment
- Net Book Value                                                2,803                  816
                                                    -------------------- --------------------

RECONCILIATIONS
Reconciliations  of the carrying  amounts for
each class of property,  plant and equipment
are set out below:
LEASEHOLD IMPROVEMENTS
Carrying amount at beginning of year                               21                   22
Additions                                                           1                    3
Amortization                                                       (1)                  (4)
Write off                                                         (21)                   -
                                                    -------------------- --------------------

Carrying amount at end of year                                      -                   21
                                                    -------------------- --------------------

PLANT AND EQUIPMENT
Carrying amount at beginning of year                              795                  430
Additions                                                         446                  554
Transfer from plant under lease                                     -                   54
Depreciation                                                     (196)                (243)
                                                    -------------------- --------------------

Carrying amount at end of year                                  1,045                  795
                                                    -------------------- --------------------

CAPITAL WORKS IN PROGRESS
Carrying amount at beginning of year                                -                    -
Additions                                                       1,758                    -

                                                    -------------------- --------------------
Carrying amount at end of year                                  1,758                    -


PLANT UNDER LEASE
Carrying amount at beginning of year                                -                   89
Transfer to plant and equipment                                     -                  (54)
Disposals                                                           -                  (27)
Amortization                                                        -                   (8)
                                                    -------------------- --------------------

Carrying amount at end of year                                      -                    -
                                                    -------------------- --------------------

                                      F16


                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002



                                                                 2002                 2001
                                                               A$'000               A$'000
9.          INTANGIBLES

Commercialized intellectual property - at cost                  1,780                1,780
Provision for amortization                                       (574)                (386)
                                                    -----------------------------------------

                                                                1,206                1,394

Non-commercialized intellectual property- at cost              12,910               15,130
                                                    -----------------------------------------

Total intellectual property                                    14,116               16,524
                                                    -----------------------------------------

Patents - at cost                                                  -                   153
Provision for amortization                                         -                  (101)
                                                    -----------------------------------------

                                                                   -                    52
                                                    -----------------------------------------

Core technology licences                                           -                   700
Provision for amortization                                         -                  (336)
                                                    -----------------------------------------

                                                                   -                   364
                                                    -----------------------------------------

                                                              14,116                16,940
                                                    -----------------------------------------

INTELLECTUAL PROPERTY

In February 1988, the Company entered into an agreement with the University of Adelaide whereby the Company acquired services of the University in the field of biotechnological research and development and other related areas. All intellectual property arising from work performed relating to this agreement is deemed to be the property of the Company. The cost of the intellectual property was $4 million satisfied by the issue of 4,000,000 fully paid ordinary $1 shares at fair value. $1,780,000 of this amount related to commercialized intellectual property and is being amortized as stated below. The remaining $2,220,000 was for non-commercialized intellectual property relating to E21R and cST, that was written off in fiscal 2002 due to the termination of the E21R British Biotech collaboration into AML, the suspension of the Company's studies in CMML and the suspension of cST development.

Commercialized

In accordance with Accounting Policy 1(M) the commercialized intellectual property being human Growth Hormone and EquiGen, is amortized over 5 and 15 years respectively.

Non-commercialized

In accordance with Accounting Policy 1(M) non-commercialized intellectual property is not being amortized.

On September 21, 1999 the Company entered into an agreement with Luminis Pty Ltd whereby the Company was assigned intellectual property in relation to the Cell Therapy project. The cost of the intellectual property was $2 million satisfied by the issue of 2,000,000 fully paid ordinary $1 shares at fair value.

On November 15, 2000 the Company acquired intellectual property recorded at a net value of $10,910,000 as part of the acquisition of CytoGenesis, Inc. The value of the intellectual property acquired was supported by an independent valuation, based on discounted cash flow analysis, dated October 2000 prepared by Acuity Technology Management Pty Ltd.

                                      F17

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

INTELLECTUAL PROPERTY (CONT'D)

The carrying value of all the intellectual property is supported by an independent valuation, based on discounted cash flow analysis, dated June 29, 2001, prepared by Acuity Technology Management Pty Ltd. The Directors are of the view that the assumptions in the valuation remain appropriate.

CORE TECHNOLOGY LICENCES

The core technology licences relate to BresaGen Limited's licensing of the rights to technology arising from the collaborative agreement with Medvet Science Pty Ltd. This balance was written off during fiscal 2002 as the core technology related to E21R.

PATENTS

During the year the balance of patents that were capitalized prior to 1993 were written off because they were not considered recoverable beyond reasonable doubt.

10.         PAYABLES (CURRENT)
                                                 2002                 2001
                                               A$'000               A$'000

Trade creditors                                   197                  163
Other creditors and accruals                    1,150                  728
Deferred income                                   310                    -
                                          -----------------------------------

                                                1,657                  891
                                          -----------------------------------

11.         INTEREST BEARING LIABILITIES
CURRENT
Long term loan                                      5                    -
                                          -----------------------------------

NON-CURRENT
Long term loan                                    285                    -
                                          -----------------------------------

On March 18, 2002, the Company entered into a loan agreement with the State Government of South Australia to provide finance for the construction of a new building and production facility. The maximum amount of funding available under the agreement is $8,024,400. As at June 30, 2002, $290,000 has been drawn under the terms of the agreement. The loan is repayable quarterly over ten years commencing at the end of the quarter following the completion of the building, at which time the interest rate associated with the borrowings will be determined.

12.         PROVISIONS CURRENT

Employee entitlements
- annual leave                                    173                  173
- long service leave                              424                  364
                                          -----------------------------------
                                                  597                  537
NON-CURRENT
Employee entitlements
 - long service leave                              57                   71
                                          -----------------------------------

TOTAL EMPLOYEE ENTITLEMENTS                       654                  608
                                          -----------------------------------

                                      F18

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

13.          NON INTEREST BEARING LIABILITES (NON-CURRENT)

                                                           2002           2001
                                                         A$'000         A$'000
NON-INTEREST BEARING
Unsecured long term loans at face value                     346             96
Less: unexpired discount received (based on
imputed interest rate of 5%)                               (341)           (94)
                                                    ---------------------------

Unsecured long term loans at net present value                5              2
                                                    ---------------------------

The non-interest bearing liabilities are comprised of two 99 year unsecured loans, each from the State Government of South Australia. The loans have a face value of $95,700 and $250,000 and mature on June 30, 2081 and March 23, 2101 respectively.


                                                                                                     2002                 2001
                                                                                                   A$'000               A$'000
14.         CONTRIBUTED EQUITY

ISSUED AND PAID UP
Ordinary shares, fully paid 54,448,560
(2001: 53,893,433)                                                                                 61,048               60,552
                                                                                          ---------------------------------------

(A) ORDINARY SHARES
Movements in ordinary share capital
Balance at the beginning of the financial year                                                     60,552               32,175

SHARES ISSUED
nil (2001:10,000,000) shares issued for cash                                                            -               14,688
505,127(2001: 224,665) shares issued from the exercise of options (i) (ii)
                                                                                                      437                  198
50,000 (2001: 100,000) shares issued under Deed of Variation (iii)
                                                                                                       59                    -
Nil (2001: 7,192,818) shares issued to acquire CytoGenesis, Inc                                         -               11,652
Nil (2001: 1,101,290) shares issued under E21R agreement                                                -                1,839
                                                                                          ---------------------------------------
                                                                                                   61,048               60,552
                                                                                          ------------------ --------------------

In the event of winding up of the Company ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

NOTES:
(i) Ordinary shares issued from the exercise of 455,127 options granted under the Employee Share Option Plan at an exercise price of A$0.85. No expense was recorded from the exercise of these options.

(ii) On August 31, 2001, Macquarie Acceptances Limited exercised 50,000 pre IPO options at exercise price of A$1.00.

(iii) On January 15, 2002, 50,000 ordinary shares were issued pursuant to the Deed of Variation (Note 19) at a weighted average price of A$1.17. The fair value of these shares was expensed to the statement of financial performance.

                                      F19

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

14.         CONTRIBUTED EQUITY ( CONT'D)

OPTIONS

The number of unissued ordinary shares for which options are outstanding at June 30, 2002 is 5,248,516 (2001: 11,186,424) comprising:


                                                                EXERCISE                        2002                2001
                                                                 PRICE                           000                 000
                                                                   A$
Employee Options (i)                                         $0.85 to $1.51                    3,248               4,226
Pre IPO options due on or before  September 21, 2001 (ii)         1.00                             -               4,750
Options due on or before June 30, 2002 (iii)                      1.50                             -                 200
Options due on or before November 8, 2005 (iii)                   1.50                         2,000               2,000
                                                                                   ----------------------------------------

                                                                                               5,248              11,176
                                                                                   ----------------------------------------

The closing price of the Company's shares on the last trading day immediately preceding June 30, 2002 was A$0.71 (June 30, 2001:A$1.01)


NOTES:

(i)         An analysis of employee options outstanding is disclosed in Note 28.

(ii) On September 21, 1999, major shareholders and Macquarie Acceptances Ltd were granted options over 4,750,000 unissued ordinary shares of the holding Company which were exercisable on or before September 21, 2001, at an exercise price of A$1.00. These "Pre IPO Options" were granted in connection with the entering of the Deed of Variation (Note 20). 50,000 of these options were exercised, the remaining balance expired unexercised on September 21, 2001.

(iii) On November 9, 2000 as part of the merger of CytoGenesis, Inc existing CytoGenesis, Inc shareholders were granted options over 2,000,000 unissued ordinary shares of the holding Company which expire on November 8, 2005. The exercise terms and price are the same those set out in Note 28 for the Management Option Plan.

            On the same date advisors to the merger were granted options over 200,000 unissued ordinary shares of the holding Company, with an exercise price of A$1.50. All options expired unexercised on June 30, 2002.


                                      F20


                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

                                                                                                        2002              2001
                                                                                                      A$'000            A$'000

15.         RESERVES

Options Reserve                                                                                          234               234
                                                                                       ----------------------------------------

MOVEMENTS IN RESERVE

Balance at the beginning of the year                                                                     234                 -
2,200,000 Options issued to CytoGenesis, Inc shareholders and advisors to the merger                       -               234
                                                                                       ----------------------------------------

                                                                                                         234               234
                                                                                       ----------------------------------------

NATURE AND PURPOSE OF RESERVE

The reserve has resulted from the issue of 2,000,000 options to existing CytoGenesis, Inc shareholders and 200,000 options to advisors as part of the merger of CytoGenesis, Inc into BresaGen Inc in November 2000 as outlined in
Note 14 (b)(ii). These options have been valued using the Black-Scholes option pricing model.



                                                                        2002                    2001                2000
                                                                      A$'000                  A$'000              A$'000

16.                     ACCUMULATED LOSSES

Accumulated losses at beginning of year                             (17,555)              (11,059)             (7,717)
Net loss attributable to members of the parent entity               (11,861)               (6,496)             (3,342)
                                                            ------------------- ------------------- -------------------

Accumulated losses at end of year                                   (29,416)              (17,555)            (11,059)
                                                            ------------------- ------------------- -------------------

                                      F21

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

17.                     ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(i) INTEREST RATE RISK

Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

                                                                FIXED INTEREST MATURING IN
                               NOTE    WEIGHTED       FLOATING        1 YEAR     OVER 1 TO  NON-INTEREST         TOTAL
                                       AVERAGE        INTEREST       OR LESS       5 YEARS       BEARING         $'000
                                       INTEREST           RATE         $'000         $'000         $'000
2002                                       RATE         $'000
FINANCIAL ASSETS
Cash                             4       4.49%         6,021        10,203             -             2        16,226
Receivables                     5/7      6.00%             -           195           132           819         1,146
                                                  ------------- ------------- ------------- ------------- -------------

                                                       6,021        10,398           132           821        17,372
                                                  ------------- ------------- ------------- ------------- -------------

FINANCIAL LIABILITIES
Payables                         10          -             -             -             -         1,657         1,657
Interest bearing liabilities     11        (a)           290             -             -             -           290
Employee entitlements            12          -             -             -             -           654           654
Non-interest bearing
liabilities                      13          -             -             -             -             5             5
                                                  ------------- ------------- ------------- ------------- -------------

                                                         290             -             -         2,316         2,606
                                                  ------------- ------------- ------------- ------------- -------------

2001
FINANCIAL ASSETS
Cash                             4       4.76%        14,388        11,344             -           101        25,833
Receivables                     5/7      6.00%             -             -           203           864         1,067
                                                  ------------- ------------- ------------- ------------- -------------

                                                      14,388        11,344           203           965        26,900
                                                  ------------- ------------- ------------- ------------- -------------

FINANCIAL LIABILITIES
Payables                         10          -             -             -             -           891           891
Employee entitlements            12          -             -             -             -           608           608
Non-interest bearing
liabilities                      13          -             -             -             -             2             2
                                                  ------------- ------------- ------------- ------------- -------------

                                                           -             -             -         1,501         1,501
                                                  ------------- ------------- ------------- ------------- -------------



            (a) The determination of the type of the liability, whether it is fixed or floating and the applicable interest rate is not known until the loan is finalized when the construction of the building is complete in early 2003.


                                      F22

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

(ii)     FOREIGN EXCHANGE RISK

         The consolidated entity has holdings of foreign currency (principally US dollars) which are available to offset risks associated with purchase commitments denominated in foreign currencies.

         The consolidated entity may also enter into forward exchange contracts to hedge certain funding requirements of its foreign subsidiary denominated in foreign currencies (principally US dollars). The terms of these commitments are rarely more than six months. As at June 30, 2002 there was one forward exchange contract outstanding for $US500,000 (2001: nil) that was settled on August 2, 2002. The unrealized loss at June 30, 2002 was $2,687 (2001: $nil).

         The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:


                                                     2002              2001
                                                    $'000             $'000

         UNITED STATES DOLLARS
         Amounts payable
         Current                                       165               268
                                           ----------------- -----------------

         Amounts receivable
         Current                                       194                 -
         Non-Current                                   132               203
                                           ----------------- -----------------
                                                       326               203
                                           ----------------- -----------------


(iii)    CREDIT RISK EXPOSURES

         Credit risk represents the loss that would be recognized if counter parties failed to perform as contracted.

         Recognized Financial instruments
         The credit risk on financial assets of the consolidated entity which have been recognized on the balance sheet, is the carrying amount, net of any provision for doubtful debts. The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers.

         Unrecognized Financial instruments
         The credit risk is restricted to the contract disclosed at (ii).

(IV) NET FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

         Valuation approach

         Net fair values of financial assets and liabilities are determined by the consolidated entity on the following bases.

         Recognized Financial Instruments

         Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from other debtors (reduced for expected credit losses) or due to suppliers. Cash flows are discounted using standard valuation techniques at the applicable market yield having regard to the timing of cash flows. The carrying amounts of receivables, creditors and accruals and deferred income approximate net fair value.

                                      F23

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

17.      ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONT'D)

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:


                                                               CARRYING AMOUNT                     NET FAIR VALUE
                                                         2002               2001             2002              2001
                                                       A$'000             A$'000           A$'000            A$'000
FINANCIAL ASSETS
Cash                                                 16,226               25,833         16,226              25,833
Receivables                                           1,146                1,067          1,146               1,067

FINANCIAL LIABILITIES
Payables                                              1,347                  891          1,347                 891
Deferred income                                         310                    -            310                   -
Lease liabilities                                       290                    -            290                   -
Unsecured loans                                           5                    2              5                   2

All financial assets and liabilities are not readily traded on organised markets in a standardised form.

Unrecognized Financial Instruments

There were no unrecognized financial instruments as at June 30, 2002 (June 30, 2001: nil).


18.      COMMITMENTS

(i)      SUPERANNUATION COMMITMENTS

         The Company and its controlled entities contribute to a standard employer sponsored defined contribution superannuation fund. Employee contributions are based on various percentages of their gross salaries to provide benefit for employees and their dependents on retirement, disability or death.

(ii)     CAPITAL EXPENDITURE COMMITMENTS


                                                                                             2002             2001
                                                                                           A$'000           A$'000

Contracted but not provided for and payable not later than one year.                        7,418                6
                                                                                  ------------------ ----------------

$7,158,000 of the above capital commitment is an estimate of the actual costs to complete the construction of the entity's new building in Adelaide. The funding of this building is provided by the State Government of South Australia and is disclosed as an unused financing arrangement facility in Note 27 to these accounts.

(iii)    FINANCE LEASE COMMITMENTS

The Company has no finance lease commitments as at June 30, 2002 (2001: nil).

                                      F24

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

18.      COMMITMENTS (CONT'D)

(iv)              OPERATING LEASE COMMITMENTS


                                                                           2002          2001          2000
                                                                         A$'000        A$'000        A$'000

Future operating lease rentals of plant and equipment,
not provided for in the financial statements and payable:
Not later than one year                                                      55            60            75
Later than one year but not later than two years                             27            43            55
Later than two years but not later than three years                           2            20            24
Later than three years but not later than four years                          -             -             -
Later than four years but not later than five years                           -             -             -
Later than five years                                                         -             -             -
                                                                     ------------- ------------- -------------

                                                                             84           123           154
                                                                     ------------- ------------- -------------

19.               CONTINGENT LIABILITIES

IN RESPECT OF RELATED BODIES CORPORATE:

Pursuant to an ASIC Class Order 98/1418 dated August 13, 1998, (as amended), relief was granted to the wholly owned subsidiaries listed below from the Corporations Act 2001 requirements for preparation, audit and lodgment of financial reports.

It is a condition of the Class Order that the company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

Metrotec Pty Ltd
BresaGen Investments Pty Ltd
BresaGen Marketing Pty Ltd
BresaGen Transgenics Pty Ltd

The consolidated statement of financial performance and consolidated statement of financial position comprising the Company and subsidiaries which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee at June 30, 2002, is reflected by the holding company's statement of financial performance and statement of financial position presented on pages F3 & F4.

                                      F25

19.               CONTINGENT LIABILITIES (CONT'D)

IN RESPECT OF BUSINESS UNDERTAKINGS:

RESEARCH AND DEVELOPMENT SYNDICATE

The Company, through its controlled entity BresaGen Investments Pty Ltd, had a 1% interest in a joint venture, Bresatec Transgenic R&D Syndicate No. 1, formed to further research and develop transgenic pig technology. This Syndicate was wound up in October 2000.

INDEMNITY

A condition imposed by the Syndicate's majority investor before they invested in the Syndicate was in the event that any of the stated taxation assumptions of the Syndicate are not met, the Company has agreed to indemnify the Syndicate's majority investor, Macquarie Acceptances Ltd, in relation to costs and expenses incurred by it in objecting to or appealing against any amended assessment issued by the Australian Taxation Office (ATO). We also provided an indemnity in relation to any additional tax which may be payable as a result of an amended assessment.

We agreed to these conditions as obtaining funding from the Syndicates majority investor was critical at the time. We obtained taxation advice at the time that confirmed that the stated taxation assumptions were valid. We therefore accepted these risks in order to secure this investment.

TAX AUDIT

The ATO has issued amended assessments in relation to this Syndicate. Objections to these amended assessments have been lodged with the ATO, the ATO subsequently disallowed these objections. An application was lodged with the Administrative Appeals Tribunal (AAT) for a review of the ATO's decision to disallow these objections. In September 2002, the AAT allowed the objections. The ATO has subsequently appealed this decision to the Federal Court of Australia.

CONTINGENT LIABILITY

Under a separate agreement (Deed of Variation signed in 1999) with Macquarie Acceptances Ltd the Company's liability relating to this indemnity has been limited to A$1 million plus interest (BresaGen Liability Cap).

The liability will only be payable if:

o     the ATO actually issues an amended assessment; and

o a single judge of the Federal Court rules on the matter in favour of the ATO, and it is settled on terms approved by the Company.

The Company may be required to lodge a deposit of A$1 million, less the market value of any shares issued as referred to below, prior to the determination of the above two events. The Company would be entitled to a refund if later appeals (if any) were successful.

In addition, the Company's pre-listing shareholders have assumed on a limited recourse basis the Company's liability in excess of the BresaGen Liability Cap. They have entered into escrow agreements over 10 million shares in the Company whereby the net proceeds of sale of those shares would be available in certain circumstances to meet the liability.

                                      F26

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

19.      CONTINGENT LIABILITIES (CONT'D)

IN RESPECT OF BUSINESS UNDERTAKINGS (CONT'D):

RESEARCH AND DEVELOPMENT SYNDICATE (CONT'D)

The Company would also be required to contribute 50% of the costs of the prosecution of any objection or appeal, and may be required to issue up to 250,000 shares by way of contribution, and would by discharged from liability in respect of the market value of the shares issued. The BresaGen Liability Cap would be reduced by the market value of the shares. No more than 50,000 shares will be issued in any six month period. As at June 30, 2002 the Company had issued 197,662 (2001:147,662) shares reducing the BresaGen Liability Cap to A$769,034 (2001:A $827,534). Payment of this amount would more than likely have a material adverse effect on our consolidated financial statements and financial condition. The Company does not consider the payment of this amount to be probable due to the successful appeal made by the Macquarie Bank company to the AAT.

In consideration for limiting this contingent liability, the Company issued 750,000 options to Macquarie Acceptances Ltd, with an exercise price of A$1, at the same time as the Company issued shares as a result of the initial public offering. Of the 750,000 options, 50,000 were exercised on August 31, 2001 (Note
14) with the remaining 700,000 expiring on September 15, 2001.

START PROGRAM GRANT

Under the R&D START Program Grant the Commonwealth may require the Company to repay the amount of the Grant together with interest and/or vest the Project Intellectual Property to the Commonwealth in either of the following circumstances;

a) the Company is deemed not to have used reasonable efforts to successfully commercialise the Project within 2 years of the receipt of the final grant instalment; or
b)    upon termination of the Grant due to breach of agreement or insolvency.

In addition, should the Company create an Encumbrance over the Project Intellectual Property, the Commonwealth may require the Company to pay 50% of the monetary value of the benefits received as a result of the breach. The total amount receivable under the terms of the E21R Grant was A$2,929,500. As at June 30, 2002, all funds had been received. The total amount receivable under the terms of the Cell Therapy Grant is A$4,928,550. As at June 30, 2002 A$2,714,446 had been received.

20.               CONTROLLED ENTITITES

PARTICULARS IN RELATION TO CONTROLLED ENTITIES
                                                             CLASS OF      ECONOMIC ENTITY INTEREST
                                                                SHARE
BRESAGEN LIMITED                                                                2002           2001
Controlled Entities                                                                %              %
Metrotec Pty Ltd                                           Ordinary              100            100
BresaGen Investments Pty Ltd *                             Ordinary              100            100
BresaGen Marketing Pty Ltd                                 Ordinary              100            100
BresaGen, Inc                                              Ordinary              100            100
BresaGen Transgenics Pty Ltd (formerly Macquarie           Ordinary              100            100
Syndicate No 3 Pty Ltd)

* Includes 169,250 preference shares in BresaGen Investments Pty Ltd held by BresaGen Limited.

All controlled entities except BresaGen, Inc were incorporated in Australia. BresaGen, Inc was incorporated in USA.

                                      F27

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

20.               CONTROLLED ENTITITES (CONT'D)

ACQUISITION OF CONTROLLED ENTITIES

No new entities were acquired during the financial year.

During the prior financial year, the consolidated entity purchased 100% of the voting shares of BresaGen Transgenics Pty Ltd (formerly Macquarie Syndicate No 3 Pty Ltd) and also formed BresaGen, Inc into which CytoGenesis, Inc was merged with CytoGenesis shares being subsequently cancelled. Details of the prior year acquisitions were as follows:


CYTOGENESIS, INC.                                      2002            2001
                                                     A$'000          A$'000
Consideration - cash
Cash acquired                                           -           2,325
Capitalized costs of acquisition                        -            (735)
                                            ---------------- ---------------
                                                        -           1,590
Net inflow of cash
                                            ---------------- ---------------

Fair value of net assets of entity
acquired:
Cash assets                                             -           2,325
Receivables                                             -             145
Intangibles                                             -          27,356
Accounts payable                                        -            (730)
Provisions                                              -             (29)
                                            ---------------  ---------------
                                                        -          29,067

Discount on acquisition                                 -         (16,446)
                                            ---------------- ---------------
Consideration                                           -          12,621

COST OF ACQUISTION
Consideration:
Shares (market value)                                   -          11,652
Options (Black - Scholes)                               -             234
Capitalized costs                                       -             735
                                            ---------------- ---------------
                                                        -          12,621


BRESAGEN TRANSGENICS PTY LTD (FORMERLY MACQUARIE SYNDICATE NO 3 PTY LTD)

The consideration for the acquisition was nil and the fair value of the net assets of the entity acquired were nil.

21.               INVESTMENTS IN ASSOCIATED COMPANIES

BresaGen Xenograft Marketing Pty Ltd (the associated company) is responsible for marketing the applications of the Xenograft Syndicate Technology in both the research and commercialisation periods. The Company has 50% ownership of the associated company. The equity accounted value of the investment has been reduced to zero because the Company's share of accumulated losses exceeds the historical cost of the investment. BresaGen Xenograft Marketing Pty Ltd's operating result for the year was a profit of A$3,536 (2001: loss A$7,962 and 2000: loss A$825). The Company's share of BresaGen Xenograft Marketing Pty Ltd's accumulated losses not brought to account via equity accounting at June 30, 2002 is A$11,243 (2001:A$13,025 and 2000: A$9,044).

                                      F28

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

                                                                            2002           2001        2000
                                                                              A$             A$          A$

22.      REMUNERATION OF   DIRECTORS & EXECUTIVES

DIRECTORS REMUNERATION
Total income paid or payable, or otherwise made
available, to all directors of the companies in
the consolidated entity from the Company or any
related party including the managing director of
the holding company. (includes Directors' fees
of A$169,336 (2001: A$143,377 and 2000: A$120,120)                         1,242,115    1,058,000     335,434


Directors' income includes amounts paid by the Company during the year to indemnify directors, but does not include insurance premiums paid by the Company or related parties in respect of Directors' and Officers' Liabilities and Legal
Expenses insurance contracts.


                                                                             2002          2001        2000
                                                                               A$            A$          A$
EXECUTIVES REMUNERATION
Executive officers are those officers, other than
executive directors, involved in the strategic
direction, general management or control of
business at a company or operating division level.

Total income received, or due and receivable, from
the Company, entities in the consolidated entity
or related parties by executive officers of the
Company and of controlled entities whose income is
A$100,000 or more.                                                          505,669       579,233     482,260

23.      AUDITORS' REMUNERATION

2002 2001 2000 A$ A$ A$ Amounts received or due
and receivable by the auditors of the Company for:
- audit services                                                           32,000        25,750        22,000
- other audit regulatory services                                          52,250           750             -
                                                                      -------------- ------------- -------------
                                                                           84,250        26,500        22,000
Other services
- taxation services                                                         5,336        21,969         7,450
- other assurance services                                                 48,200        26,750        73,299
                                                                      -------------- ------------- -------------
                                                                           53,536        48,719        80,749

                                                                      -------------- ------------- -------------

Total                                                                     137,786        75,219       102,749
                                                                      -------------- ------------- -------------

Other audit regulatory services and other assurance services are primarily costs incurred in relation to the Company's US-GAAP audit opinions required in relation to our American Depository Receipts (ADR) SEC filings.

                                      F29

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

24.               RELATED PARTIES

DIRECTORS

The names of persons who were directors of BresaGen Limited during the financial year are J Hasker, JR Smeaton, PR Hart, PR Jenkins, CA Juttner, J Kucharczyk, R Mazzocchi, GN Vaughan.

Details of directors' remuneration are set out in Note 22.

DIRECTORS' HOLDINGS OF  SHARES AND SHARE OPTIONS

The interests of directors of the reporting entity and their director-related entities in shares and share options of entities within the consolidated entity at year end are set out below:


                                                  2002              2001
                                           NUMBER HELD       Number Held
BresaGen Limited
- Ordinary Shares                            1,778,104         1,773,104
- Options over Ordinary Shares                 776,782         1,141,964

DIRECTORS' TRANSACTIONS IN SHARES AND SHARE OPTIONS

During the year 5,000 shares were purchased by a related entity of a director of the Company.

OTHER TRANSACTIONS WITH THE COMPANY OR ITS CONTROLLED ENTITIES

Dr Kucharczyk acted as a consultant to BresaGen, Inc during the financial year. The amount expensed during the year relating to this consultancy was $442,960. The significant terms of Dr Kurcharczyk's consulting agreement were;

o to provide services as an independent consultant within the Company's Cell Therapy division;

o payment of monthly consulting fee of $US20,500, later reduced to $18,417 by mutual agreement; and

o the initial agreement was to terminate on November 1, 2001 however this was extended to January 2003 by mutual agreement.

                                  2002           2001           2000
                                    A$             A$             A$

LOANS TO DIRECTORS

Dr AJ Robins                     287,813        203,072              -

Dr AJ Robins is a director of BresaGen, Inc. A loan totalling $196,385 (US$100,000) was made to Dr Robins in December 2000 and a further $94,868 (US$50,000) in August 2001. Interest is payable on the loan at 6.0% p.a. The principal and interest is repayable on the second anniversary of the loan or the sale of the borrowers Australian residence. Interest payments are required after the first anniversary of the loan or at some other mutually agreed time. Interest receivable on the loan totalled $21,524 at June 30, 2002 ($6,687: June 30, 2001). The loan is denominated in US dollars and converted to Australian dollars at the rate applicable on balance date.

                                      F30

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

24.               RELATED PARTIES (CONT'D)

OTHER RELATED PARTIES

TRANSACTIONS

Adelaide University and its controlled entity, Adelaide Research and Innovation Pty Ltd (formerly Luminis Pty Ltd) are related parties of the consolidated entity.

During the year the following transactions were entered into in the ordinary course of business and on normal terms and conditions.


                                                                           2002             2001          2000
                                                                         A$'000           A$'000        A$'000
REVENUE
Cost reimbursement                                                            -               41           103
Collaborative Research Grants                                                75               55             -

EXPENDITURE
(I)      UNIVERSITY OF ADELAIDE
Rent and other occupancy costs                                               72               73            61
Reimbursement for research materials and consumables used                    53               78            48
Contributions to Collaborative Research Grants                              118               87            20
Consultancy Fees                                                             52               47            71

(II)     ADELAIDE RESEARCH AND INNOVATION
Directors' fees                                                               -                -            13
Consultancy Fees                                                              -                6             1
Royalties                                                                    27               22            11
Contract Research                                                         2,080            1,361           612


BALANCES

The aggregate amounts receivable from and payable to Adelaide University and
Adelaide Research and Innovation Pty Ltd by the consolidated entity at balance date:
                                                                                            2002          2001
                                                                                          A$'000        A$'000
RECEIVABLES
Current                                                                                       68            17
                                                                                        ----------- -------------

CREDITORS AND OTHER LIABILITIES
Current                                                                                      181            70
                                                                                        ----------- -------------

25.               EARNINGS PER SHARE

The net loss shown as per the statement of financial performance of A$11,861,000 has been used to calculate basic and diluted earnings per share.

The company has only one class of ordinary shares with no variation in the entitlement to dividends.

The 5,248,516 (2001: 11,176,424) options outstanding have not been included as potential ordinary shares used in the calculation of diluted earnings per share as based on conditions at June 30, 2002, it is not probable that options will be exercised at any time in the near future.

                                                                          2002            2001             2000
Weighted average number of potential ordinary shares used in
the calculation of basic and diluted earnings per share             54,341,190      46,371,664       29,313,967
                                                                 ---------------- --------------- ----------------

                                      F31

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002


26.               NOTES TO THE STATEMENTS OF CASH FLOWS

(i)       RECONCILIATION OF CASH

For the purpose of the Statement of Cash Flows, cash at the end of the financial year as shown in the Statement of Cash Flows is as per the disclosure below.

                                                                             2002           2001          2000
                                                                           A$'000         A$'000        A$'000
Cash at bank and on hand                                                      2,138          2,410           837
Bank short term deposits and commercial bills                                14,088         23,423        10,379
                                                                        -------------- -------------- -------------

                                                                             16,226         25,833        11,216

(ii) RECONCILIATION OF OPERATING PROFIT AFTER INCOME TAX TO NET CASH PROVIDED BY
OPERATING ACTIVITIES

OPERATING PROFIT/(LOSS) AFTER INCOME TAX

                                                                         (11,861)          (6,496)         (3,342)

ADD/(LESS) ITEMS CLASSIFIED AS INVESTING/FINANCING ACTIVITIES:
o        (Profit)/loss on sale of non-current assets                           20              9             3
o        Finance charges on capitalized leases                                  -              5            10
o        Shares issued in lieu of cash                                         59              -             -

ADD/(LESS) NON-CASH ITEMS:
o        Amortization of patents                                                8              8             8
o        Amortization of core technology licences                              46             97            76
o        Amortization of intellectual property                                188             92            94
o        Amortization of leasehold improvements                                 1              4             -
o        Write off of intangibles                                           2,583              -             -
o        Employee provisions                                                  269            261           244
o        Depreciation of plant and equipment                                  196            243           120
o        Loss on write back of loan                                             3              1             -
o        Foreign currency translation gain                                     20            (17)            -
                                                                       ------------- -------------- -------------
NET CASH USED IN OPERATING ACTIVITIES BEFORE CHANGE IN ASSETS AND
LIABILITIES                                                                (8,468)        (5,793)       (2,787)
                                                                       ------------- -------------- -------------

CHANGE IN ASSETS AND LIABILITIES DURING THE FINANCIAL YEAR ADJUSTED FOR EFFECTS
OF PURCHASE AND DISPOSAL OF CONTROLLED ENTITIES DURING THE FINANCIAL YEAR:
(Increase)/decrease in inventories                                           (105)            21            69
(Increase)/decrease in prepayments                                            (92)            62           (39)
(Increase)/decrease in trade debtors                                           98              5          (123)
(Increase)/decrease in other debtors                                           35           (474)          (28)
(Increase)/decrease in other loans                                             16               -             -
(Increase)/decrease in loan to associated entity                                3               -             -
(Decrease)/increase in deferred income                                        310           (186)           (9)
(Decrease)/increase in trade creditors                                         34           (340)          (95)
(Decrease)/increase in other creditors                                        422                1            -
(Decrease)/increase in employee provisions                                   (223)          (229)         (188)
                                                                       ------------- -------------- -------------

NET CASH USED IN OPERATING ACTIVITIES                                      (7,970)           (6,933)       (3,200)
                                                                       ------------- -------------- -------------

                                      F32

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

26.   NOTES TO THE STATEMENTS OF CASH FLOWS (CONT'D)

(iii)     NON-CASH FINANCING AND INVESTMENT ACTIVITIES

During the financial year the consolidated entity acquired property, plant and equipment with an aggregate fair value of Nil (2001: A$32,534) by means of finance leases. In the prior financial year, the consolidated entity acquired an overseas subsidiary by the issue of shares and options valued at A$12,620,600 (Note 20). These acquisitions are not reflected in the Statements of Cash Flows.


                                                                                            2002            2001
                                                                                          A$'000          A$'000

27.   FINANCING ARRANGEMENTS

THE CONSOLIDATED ENTITY HAS ACCESS TO THE FOLLOWING LINES OF CREDIT:

TOTAL FACILITIES AVAILABLE:
Autopay facility                                                                             185             150
Company credit cards                                                                          21              21
Long term loan                                                                             8,024               -
Performance guarantee                                                                          -               1
                                                                                ------------------- ---------------

                                                                                           8,230             172
                                                                                ------------------- ---------------
FACILITIES UTILISED AT BALANCE DATE:
Autopay facility                                                                               -               -
Company credit cards                                                                          10               4
Long term loan                                                                               290               -
Performance guarantee                                                                          -               -
                                                                                ------------------- ---------------

                                                                                             300               4
                                                                                ------------------- ---------------
FACILITIES NOT UTILISED AT BALANCE:
Autopay Facility                                                                             185             150
Company credit cards                                                                          11              17
Long term loan                                                                             7,734               -
Performance guarantee                                                                          -               1
                                                                                ------------------- ---------------

                                                                                           7,930             168
                                                                                ------------------- ---------------

The Autopay and Company Credit Card facilities described above are secured by a letter of acknowledgment by the Company that any monies that become owing or payable to the Company's bankers, from the use of those facilities, may be applied against deposits at call held with the bank totalling A$206,000 (2001:
A$179,340) at balance date.

The long-term loan is secured against land and buildings.

28.   EMPLOYEE ENTITLEMENTS

Aggregate liability for employee entitlements including on-costs are disclosed in Note 12 to these accounts.

NUMBER OF EMPLOYEES


                                                                                           2002             2001

Number of employees at year end                                                              54               53

                                      F33

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

28.  EMPLOYEE ENTITLEMENTS (CONT'D)

EMPLOYEE SHARE OPTIONS SCHEMES

Employee Options Incentive Plan post June 24, 1999

The details of the plan were included in the Company's initial Prospectus dated July 23, 1999.

Eligibility: To be eligible to participate in the Plan the person must be:

o an employee of any BresaGen Company and has been an employee for not less than 12 months (or such shorter period as the directors may determine); or

o     be a Director of a BresaGen Company; or

o employed by Luminis Pty Ltd as a researcher on the Cell Therapy Project for a continuous period of not less than 12 months.

Exercise Price: The exercise price of any option is the amount determined by the directors. The exercise price must not be less than $0.20 per share. Exercise
Period: An optionholder may exercise any employee option during the exercise period specified for that employee option.
Lapse of Options: Employee options lapse on the date on which the optionholder ceases to be an eligible employee for any reason other than death or retirement.

Generally options provided to employees from October 1999 vest over three years beginning 12 months from date of issue.

Employee Options Incentive Plan pre June 24, 1999

This plan was in place prior to the listing of the Company in September 1999. The details of the plan were included in the Company's prospectus dated July 23, 1999.

BresaGen issued 2,467,084 options pursuant to the previous Employee Options Incentive Plan. The terms of the previous Plan are substantially the same as those of the current Plan, except for the following points:

Exercise Price: The minimum exercise price under the previous Plan was $1.00 per option on a pre-capital reconstruction basis. Exercise Period: The exercise period could not exceed 5 years.


Management Option Plan

The options issued pursuant to this plan were approved by Shareholders at an Extraordinary General Meeting on November 9, 2000.

The Company issued 1,000,000 options to management under an option plan established in November 2000, at the time of the merger of CytoGenesis, Inc. with BresaGen, Inc. The terms of these options have been structured in such a way as to provide management with an incentive to work towards realising the benefits of this merger.

Exercise Price: $1.50 per option.
Vesting Terms:

325,000 options are exercisable on BresaGen's share price trading at $2.00 or above for 5 consecutive days. 325,000 options are exercisable on BresaGen's share price trading at $2.50 or above for 5 consecutive days. 350,000 options are exercisable on BresaGen's share price trading at $3.00 or above for 5 consecutive days.

Exercise Period: All options will lapse five years after issue.

Details of the options outstanding under the above plans are set out on the following page;

                                      F34

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

28.   EMPLOYEE ENTITLEMENTS (CONT'D)

THE TOTAL NUMBER OF EMPLOYEE OPTIONS ISSUED AND OUTSTANDING ARE AS FOLLOWS:


                                                                                                             Total options
Issue date        Expiry date       Exercise  Options       Options       Total options    Total options   not available as
                                       price    Issued   exercised and    available to    not yet vested        lapsed
                                                         shares issued    be exercised                     unexercised Note
                                                                                                                  (a)
                                                           2002    2001    2002     2001     2002    2001     2002      2001
                                                  `000     `000    `000    `000     `000     `000    `000     `000      `000
Sept 25, 1996     Sept 24, 2001        $0.85     1,636    1,017     562       -    1,071        -       -      619         3
Oct 31, 1997      Oct 31, 2002         $1.10       365        -       -     365      365        -       -        -         -
Jul  01, 1999     Jun 30,  2004        $1.00        25        -       -      25       25        -       -        -         -
Oct 18, 1999      Oct 18, 2009         $1.00       825       43      43     499      252      249     503       34        27
Nov 29, 1999      Nov 29, 2009         $1.00       220        -       -     147       73       73     147        -         -
Nov 29, 1999      Nov 29, 2009         $1.48       125        -       -      67       33       33      67       25        25
Jul 24, 2000      July 24, 2010        $1.51        20        -       -       7        -       13      20        -         -
Oct 10, 2000      Oct 10,  2010        $1.50       432        -       -     142        -      283     432        7         -
Nov 09, 2000      Nov 08, 2005         $1.50     1,000        -       -       -        -    1,000   1,000        -         -
May 18, 2001      Apr 01, 2006         $1.50       238        -       -      32        -       63     238      142         -
Sep 06, 2001      Sep 06, 2011         $1.09        35        -       -       -        -       35       -        -         -
Oct 12, 2001      Oct 12, 2011         $0.89       120        -       -       -        -      120       -        -         -
Dec 17, 2001      Dec 17, 2011         $1.06        45        -       -       -        -       45       -        -         -
Feb 04, 2002      Feb 04, 2012         $1.13        50        -       -       -        -       50       -        -         -
                                              --------- -------- ------- ------- -------- -------- ------- -------- ---------
                                                 5,136    1,060     605   1,284    1,819    1,964   2,407      828        55
                                              --------- -------- ------- ------- -------- -------- ------- -------- ---------


The total number of employee options outstanding disclosed in Note 15 to these accounts is 3,248,000 (2001: 4,226,000) being the total of all options available to be exercised plus those not as yet vested.

The terms and conditions of the options shown above are set out on the preceding page.

(a) Total options not available as lapsed unexercised result from:

o     options not being exercised by the expiry date; or

o options lapsing due to the optionholder ceasing to be an employee for any reason other than death or retirement.

The market value of the shares on the dates the options were exercised ranged from A$0.88 to A$1.18 for options exercised during the 2002 financial year.


                                      F35

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

29.   EVENTS SUBSEQUENT TO BALANCE DATE

On July 23, 2002 it was announced that the collaborative agreement between the Company and British Biotech to develop the drug E21R was formally terminated. The decision to terminate was made following British Biotech's decision to stop Phase II clinical trials of the drug as new pre-clinical study data failed to confirm the Company's earlier assessment of commercial prospects.

Following the termination of the contract with British Biotech the Company implemented a restructuring program and on July 29, 2002 nine redundancies were announced. The cost of the redundancies was approximately A$70,000.

The financial effects of the above redundancies have not been brought to account in the financial statements for the year ended June 30, 2002. Adjustments have been made at June 30, 2002, to write off all stock and intellectual property, with values of A$267,000 and A$2,583,000 respectively, related to the drug E21R. The termination of the agreement provided additional information with respect of conditions that existed at balance date, in that the clinical trials would not be continuing as pre-clinical data could not be repeated.

30.   SEGMENT INFORMATION

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income earnings assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

BUSINESS SEGMENTS

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Cell Therapy                      Research to develop treatment for disease
                                  through the use of embryonic  stem cells.

Reproductive                      Biotechnology Research to improve the
                                  efficiency of proprietary cloning methodology and develop xenotransplant technologies in pigs.

Protein Pharmaceuticals Research and production of cost effective technology to express and purify recombinant proteins on a commercial scale.

GEOGRAPHICAL SEGMENTS

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers. Segment assets are based on the geographical location of the assets.

The consolidated entity's business segments operate geographically as follows:

Australia                         Sales of the registered drug EquiGen(R) to
                                  veterinarians, receipt of grant revenue from the Australian government for research work and contract research income to conduct specific research.

United States Sales of the registered drug EquiGen(R) to veterinarians and human growth hormone to research organisations.

United Kingdom Sales of E21R and milestone payments received from British Biotech, a company with which BresaGen formerly held a collaborative agreement.

Other Sales principally in the Middle East, Europe and New Zealand of the registered drug EquiGen(R).

                                      F36

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

30.   SEGMENT INFORMATION (CONT'D)                   CELL THERAPY                REPRODUCTIVE
                                                                                 BIOTECHNOLOGY
PRIMARY REPORTING                               2002      2001     2000      2002      2001     2000
Business Segments                              $'000     $'000    $'000     $'000     $'000    $'000
REVENUE
Total Segment revenue                          1,358     1,046        -       732       817      610
Other unallocated revenue

TOTAL REVENUE                                  1,358     1,046        -       732       817      610

RESULT
Segment result                                (5,299)   (3,433)  (1,017)      (23)      (26)    (207)
Unallocated corporate expenses


Profit  from  ordinary   activities  before
income tax
Income tax expense


NET PROFIT

Depreciation and amortization                     14        82        -         6        11       18
Non-cash expenses other than depreciation
and amortization                                   5        15        -        37        28       30
INDIVIDUALLY SIGNIFICANT ITEMS
Write off on Intangibles                           -         -        -         -         -        -
Inventory write-off                                -         -        -         -         -        -

ASSETS
Segment assets                                13,277    13,145    2,000       416       192       37
Unallocated corporate assets

CONSOLIDATED TOTAL ASSETS

Liabilities
Segment liabilities                              518         2        -       166       136      110
Unallocated corporate liabilities

CONSOLIDATED TOTAL LIABILITIES

ACQUISITIONS OF NON-CURRENT ASSETS               120       150        -         9         1        7
Unallocated   acquisition   of  non-current
assets

CONSOLIDATED ASSET ACQUISITIONS



30.   SEGMENT INFORMATION (CONT'D)                      PROTEIN                    CONSOLIDATED
                                                    PHARMACEUTICALS

PRIMARY REPORTING                               2002      2001      2000      2002      2001      2000
Business Segments                              $'000     $'000     $'000     $'000     $'000     $'000
REVENUE
Total Segment revenue                          2,546     2,587     1,528     4,636     4,450     2,138
Other unallocated revenue                                                    1,413     1,321       693
                                                                           --------- --------- ---------
TOTAL REVENUE                                  2,546     2,587     1,528     6,049     5,771     2,831

RESULT
Segment result                                (3,907)     (756)     (775)   (9,229)   (4,215)   (1,999)
Unallocated corporate expenses                                              (2,632)   (2,281)   (1,343)
                                                                           --------- --------- ---------

Profit  from  ordinary   activities  before                                (11,861)   (6,496)   (3,342)
income tax
Income tax expense                                                                -         -         -
                                                                           --------- --------- ---------

NET PROFIT                                                                 (11,861)   (6,496)   (3,342)

Depreciation and amortization                    370       295       222       390       388       240
Non-cash expenses other than depreciation
and amortization                                 131       123       148       173       166       178
INDIVIDUALLY SIGNIFICANT ITEMS
Write off on Intangibles                      (2,583)        -         -    (2,583)         -         -
Inventory write-off                             (267)        -         -      (267)         -         -

ASSETS
Segment assets                                 2,175     5,022     4,773    15,868    18,359     6,810
Unallocated corporate assets                                                18,604    26,373    15,722
                                                                           --------- --------- ---------
CONSOLIDATED TOTAL ASSETS                                                   34,472    44,732    22,532

Liabilities
Segment liabilities                              355       287       220     1,039       425       330
Unallocated corporate liabilities                                            1,567     1,076     1,086
                                                                           --------- --------- ---------
CONSOLIDATED TOTAL LIABILITIES                                               2,606     1,501     1,416

ACQUISITIONS OF NON-CURRENT ASSETS               278       296       317       407       447       324
Unallocated   acquisition   of  non-current
assets                                                                       1,798       110        61
                                                                           --------- --------- ---------
CONSOLIDATED ASSET ACQUISITIONS                                              2,205       557       385


                                                                F37


                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

30.  SEGMENT INFORMATION (CONT'D)                  AUSTRALIA                   UNITED STATES               UNITED KINGDOM
                                             2002      2001      2000       2002      2001    2000      2002     2001     2000
                                            $'000     $'000     $'000      $'000     $'000   $'000     $'000    $'000    $'000
SECONDARY REPORTING
Geographical Segments
External segment revenue by location of
customers                                   2,891     3,121       942        735       608   1,168       797      611        -


Segment assets by location of assets        4,827     7,386     6,810     11,041    10,973       -         -        -        -
Acquisition of non-current assets             390       374       324         17        73       -         -        -        -



30.  SEGMENT INFORMATION (CONT'D)                    OTHER                    CONSOLIDATED
                                             2002      2001     2000      2002      2001     2000
                                            $'000     $'000    $'000     $'000     $'000    $'000
SECONDARY REPORTING
Geographical Segments
External segment revenue by location of
customers                                     213       110       28     4,636     4,450    2,138


Segment assets by location of assets            -         -        -    15,868    18,359    6,810
Acquisition of non-current assets               -         -        -       407       447      324



Major customers

For the period ended June 30, 2002 the company received 35% (2001: 34% and 2000:
21%) of its total revenue from Government Grants. In addition, the Company received 13% (2001: 10% and 2000: nil) of its total income from British Biotech, a company with whom a major contract was in place for the licensing and marketing of E21R, a product within our Protein Pharmaceuticals division. The sale of hGH to one US based customer accounted for 5% (2001: 5% and 2000: nil) of total revenue. In 2000, 32% of total revenue was received from a US company funding research in our Reproductive Biotechnology division.

Unallocated corporate costs and revenues

Unallocated corporate expenses are comprised of corporate staff wages and related benefits and overheads. Also included are filing and share registry fees, consultants fees paid in relation to corporate matters, directors fees and costs and other administrative type costs. Unallocated corporate revenue is principally comprised of interest income and in 2002 also grant revenue received in relation to the new building.

Unallocated corporate assets and liabilities

Unallocated corporate assets are principally comprised of cash and other debtors. Unallocated corporate liabilities are principally comprised of trade creditors and provisions in relation to corporate staff.

                                      F38

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)
      INFORMATION

BresaGen is a biotechnology company focussed on the commercialisation of healthcare products. Our core business strategy is to develop a strong portfolio of high margin, proprietary, research-based products in three key business areas with core expertise in:

o the development and manufacture of therapeutic proteins using recombinant DNA technology (Protein Pharmaceuticals Division);

o embryonic stem cell research including cell delivery and imaging (Cell Therapy Division); and

o cloning and transgenics technology relating to xenotransplantation and productivity improvement in animal production (Reproductive Biotechnology Division).

We conduct research in laboratories located in Adelaide, Australia and Athens, Georgia, USA. We also contract out research in both Australia and the US. We have a protein manufacturing plant in Adelaide, Australia.

The Company's commercial success is dependent on our technology not infringing patents and proprietary rights of others. In the event our technologies do infringe on the rights of others or we require the use of discoveries and technology controlled by third parties, we may be prevented from pursuing research, development or commercialisation of potential products or may be required to obtain licences to these patents of other proprietary rights or develop alternative technologies. If we do not obtain the necessary licenses of alternative technologies, we may be delayed or prevented from pursuing the development of some potential products.

The Company will continue to review the need to seek additional funding through public and private financing and/or through collaborations or other arrangements with corporate partners. The Company cannot be certain that they will be able to raise any required funding or capital, on favourable terms or at all, or that they will be able to establish corporate collaborations on acceptable terms, if at all. If the Company is unable to obtain such additional funding or capital, we may be required to reduce the scope of our development plans.

The consolidated financial report of BresaGen Limited is prepared in accordance with Generally Accepted Accounting Principles applicable in Australia ("Australian GAAP") (refer note 1) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

                                      F39

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONT)

The following are reconciliations of the operating loss after income tax, shareholders' equity and total assets, applying US GAAP instead of Australian GAAP.


                                                                                       2002            2001
                                                                         Note        A$'000          A$'000

OPERATING LOSS AFTER INCOME TAX REPORTED UNDER AUSTRALIAN GAAP                      (11,861)         (6,496)
Items having the effect of (decreasing) reported income (total tax impact of adjustments shown separately);

Stock compensation expense                                                (i)          (121)           (375)
Amortization of intangibles                                              (ii)            88              (8)
Write off of acquired in-process research and development                (ii)             -         (10,910)
Reversal of Australian GAAP writeoff already written off for US GAAP
                                                                         (ii)         2,220               -
Fee income deferred                                                     (iii)          (200)           (460)
Discount on long term loan deferred                                     (iii)          (247)              -
Recognition of fee income deferred                                      (iii)            30              30
Share issue costs                                                        (iv)              -           (121)
                                                                                -------------- ---------------
NET LOSS REPORTED UNDER US GAAP                                                     (10,091)        (18,340)
                                                                                -------------- ---------------

Basic and Diluted loss per share (Australian cents) according to US
GAAP                                                                                     (18)            (40)


                                                                                       2002            2001
                                                                         Note        A$'000          A$'000
SHAREHOLDERS' EQUITY REPORTED UNDER AUSTRALIAN GAAP
                                                                                       31,866          43,231
Items having the effect of (decreasing) reported shareholders' equity;

Intellectual property, net of amortization                               (ii)        (12,399)        (14,707)
Deferred revenue                                                        (iii)           (847)           (430)

                                                                                -------------- ---------------
SHAREHOLDERS' EQUITY REPORTED UNDER US GAAP                                            18,620          28,094
                                                                                -------------- ---------------


TOTAL ASSETS REPORTED UNDER AUSTRALIAN GAAP                                          34,472          44,732
Items having the effect of (decreasing) reported total assets;

Intellectual property, net of amortization                               (ii)       (12,399)        (14,707)


                                                                                -------------- ---------------
TOTAL ASSETS REPORTED UNDER US GAAP                                                  22,073          30,025
                                                                                -------------- ---------------

                                      F40

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONT)

The following table includes a statement of financial performance prepared in accordance with Australian GAAP but presented in a US GAAP format.

                                                2002             2001
                                                A$'000           A$'000
Revenues:
     Sales revenue                               1,473           1,187
     Contract research revenue                     747              817
     Fee revenue                                   510              461
     Grant research revenue                      2,105            1,985
                                           -------------------------------
Total revenues                                   4,835            4,450

Costs and expenses:
     Cost of sales                                 822              639
     Contract research expenditure                 756              843
     Grant research expenditure                  4,408            3,945
     Other research expenditure                  4,982            3,238
     Write off of intangibles                    2,583                -
     Selling & marketing                           615              412
     Administration                              3,744            3,190
                                           -------------------------------
Total costs and expenses                        17,910           12,267

                                           -------------------------------
OPERATING LOSS                                 (13,075)          (7,817)
Other income:
     Interest income                               964            1,296
     Net foreign exchange gain                       -                6
     Discount on long term loans                   247                -
     Other revenue                                   3               19
                                           -------------------------------
Total other income                               1,214            1,321

                                           -------------------------------
Loss before taxes                              (11,861)          (6,496)
Provision for income taxes                           -                -
                                           -------------------------------
NET LOSS                                       (11,861)          (6,496)
                                           -------------------------------

                                      F41

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONT)

(i)   ACCOUNTING FOR STOCK-COMPENSATION PLANS

(a)   Employee Stock Options

In accordance with Australian GAAP we do not recognize the cost of options granted to employees. Under US GAAP SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) requires shares and options issued to employees to be recognized either using the fair value method or the intrinsic value method. We use the intrinsic value method specified by APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and its related interpretations to recognize the cost of options granted to employees. In accordance with APB No. 25, the Company does not recognize an expense for options granted to employees with an exercise price greater than or equal to the market price of the underlying share at the date of grant for US GAAP. Under US GAAP we have adopted the disclosure only alternative of SFAS No.123. This pro-forma compensation expense, determined using the Black Scholes options pricing model, is expensed over the vesting periods of each option grant.

In accordance with APB No. 25, the Company has recognized $121,000 and $375,000 for stock based employee compensation expense, for the years ended June 30, 2002 and 2001, respectively, in the determination of US GAAP net loss.

The Company has issued options to employees under two Employee Options Incentive Plans as disclosed in Note 28.

The following table summarises information about employee stock options outstanding and exercisable at June 30, 2002:


                                    EMPLOYEE OPTIONS OUTSTANDING                EMPLOYEE OPTIONS EXERCISABLE
                                          AT JUNE 30, 2002                            AT JUNE 30, 2002
                                                             WEIGHTED AVERAGE
                                                                    REMAINING                        WEIGHTED
  RANGE OF EXERCISE                       WEIGHTED AVERAGE   CONTRACTUAL LIFE                         AVERAGE
  PRICES                        OPTIONS     EXERCISE PRICE            (YEARS)         OPTIONS  EXERCISE PRICE

  A$0.89                        120,000              $0.89               9.29               -               -
  A$1.00-A$1.13               1,305,925              $1.02               6.46         853,147           $1.02
  A$1.48-A$1.51               1,640,000              $1.50               4.97       1,246,667           $1.50
                       -----------------                                       ---------------
                              3,065,925                                             2,099,814


The weighted average exercise prices and weighted average fair value for employee options granted whose exercise price (1) equals, (2) exceeds, or (3) is less than the market price of the stock on the grant date is as follows:


                                            WEIGHTED AVERAGE EXERCISE PRICE     WEIGHTED AVERAGE FAIR VALUE
                                                JUNE              June             JUNE             June
                                                2002              2001             2002             2001
Exercise Price equals Market Price              A$1.09           -                 A$0.80              -
Exercise Price exceeds Market Price            A$1.13            A$1.50            A$0.84          A$0.54
Exercise Price less than Market Price          A$0.94            A$1.49            A$0.73          A$0.47

                                      F42

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONT)

(i)   ACCOUNTING FOR STOCK-COMPENSATION PLANS (CONT)

(a)   Employee Stock Options (cont)

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123 the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:


                                                                                            2002         2001
                                                                                          A$'000       A$'000

  US GAAP Net Loss as Reported                                                          (10,091)     (18,340)
                                                                                    ------------- ------------
  Pro Forma Loss                                                                        (10,444)     (18,843)
                                                                                    ------------- ------------
  Basic and diluted loss per share as reported - Australian cents                             18           40
                                                                                    ------------- ------------
  Pro Forma basic and diluted loss per share - Australian cents                               18           41
                                                                                    ------------- ------------


The fair value of stock based compensation was computed using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                  2002         2001

  Risk Free Interest Rate                        5.71%        5.90%
  Expected Dividend Yield                        0.00%        0.00%
  Expected Lives (years)                         10.00         6.36
  Expected Volatility                            61.51%       50.90%

As of June 30, 2002, 3,065,925 options were outstanding to employees. A summary of stock option activity follows:

                                                               WEIGHTED AVERAGE
                                           NUMBER OF OPTIONS    EXERCISE PRICE
  OPTIONS OUTSTANDING AT JUNE 30, 2000           2,633,816           A$0.96
                                           ------------------ ------------------
  Granted                                        1,700,000           A$1.50
  Exercised                                       (224,665)          A$0.88
  Cancelled/lapsed                                 (55,318)          A$1.22
                                           ------------------ ------------------
  OPTIONS OUTSTANDING AT JUNE 30, 2001           4,053,833           A$1.18
                                           ------------------ ------------------
  Granted                                          250,000           A$1.00
  Exercised                                       (455,167)          A$0.85
  Cancelled/lapsed                                (782,741)          A$0.98
                                           ------------------ ------------------
  OPTIONS OUTSTANDING AT JUNE 30, 2002           3,065,925           A$1.27
                                           ------------------ ------------------

                                      F43

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONT)

(i)   ACCOUNTING FOR STOCK-COMPENSATION PLANS (CONT)

(b)   Options Issued to Third Parties

In accordance with Australian GAAP we do not recognize the cost of options granted to third parties unless the options form part of the purchase consideration of an acquisition of assets, in which case the fair value of the options forms part of the cost of acquisition. Under US GAAP compensation expense for stock options granted to third parties is measured at the fair market value of the stock options based on the Black-Scholes option pricing model and has been expensed at the time of issue of the options.

The Company issued 182,591 options to a consultant on October 31, 1997 in consideration for services performed on behalf of the Company. These options are exercisable at A$1.10 and expire on October 31, 2002.

On June 30, 1999, major shareholders were granted 915,225 options at an exercise price of A$1.10. These options expired on June 30, 2001. These `SEF Options' were granted in connection with the provision of a standby share issue facility to provide funding to the Company.

On September 21, 1999, major shareholders and Macquarie Acceptances Ltd were granted 4,750,000 options that were exercisable on or before September 21, 2001 at an exercise price of A$1.00. 50,000 of these options were exercised and the remaining 4,700,000 expired unexercised.

On November 9, 2000 as part of the merger of CytoGenesis, Inc., existing CytoGenesis, Inc. shareholders were granted 2,000,000 options which expire on November 8, 2005. These options vest on the same terms and have the same exercise price as the 1,000,000 options issued to the Company's management as described previously. On the same date advisors to the merger were granted 200,000 options which expired unexercised on June 30, 2002. The exercise price was A$1.50.

The following table summarises information about third party stock options outstanding and exercisable at June 30, 2002:


                                  NON-EMPLOYEE OPTIONS OUTSTANDING                  NON-EMPLOYEE OPTIONS
                                          AT JUNE 30, 2002                      EXERCISABLE AT JUNE 30, 2002
                                                             WEIGHTED AVERAGE
                                                                    REMAINING                        WEIGHTED
    RANGE OF EXERCISE                     WEIGHTED AVERAGE   CONTRACTUAL LIFE                         AVERAGE
               PRICES           OPTIONS     EXERCISE PRICE            (YEARS)         OPTIONS  EXERCISE PRICE

  A$1.10                        182,591             A$1.10               0.34         182,591          A$1.10
  A$1.50                      2,000,000             A$1.50               3.36       2,000,000          A$1.50
                       -----------------                                       ---------------
                              2,182,591                                             2,182,591

The weighted average exercise prices and weighted average fair value for third party options granted whose exercise price (1) equals, (2) exceeds, or (3) is less than the market price of the stock on the grant date is as follows:


                                           WEIGHTED AVERAGE EXERCISE PRICE     WEIGHTED AVERAGE FAIR VALUE
                                                JUNE             June             JUNE             June
                                                2002             2001             2002             2001
Exercise Price equals Market Price                   -               -                 -               -
Exercise Price exceeds Market Price                  -               -                 -               -
Exercise Price less than Market Price                -           A$1.50                -           A$0.18

                                      F44

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONT)

(i)   ACCOUNTING FOR STOCK-COMPENSATION PLANS (CONT)

(b)   Options Issued to Third Parties (cont)

The fair value of the options granted to consultants and shareholders was computed using the Black-Scholes option pricing model with the following weighted average assumptions:

                                      2002              2001

  Risk Free Interest Rate              -                5.86%
  Expected Dividend Yield              -                0.00%
  Expected Lives (years)               -                4.73
  Expected Volatility                  -               47.07%



As of June 30, 2002, 2,182,591 options were outstanding to third parties. A summary of stock option activity follows:

                                                                WEIGHTED AVERAGE
                                         NUMBER OF OPTIONS      EXERCISE PRICE
  OPTIONS OUTSTANDING AT JUNE 30, 2000        5,847,816          A$1.02
                                         --------------- -----------------------
  Granted                                     2,200,000          A$1.50
  Exercised                                           -            -
  Cancelled/lapsed                            (915,225)          A$1.10
                                         --------------- -----------------------
  OPTIONS OUTSTANDING AT JUNE 30, 2001        7,132,591          A$1.16
                                         --------------- -----------------------
  Granted                                             -            -
  Exercised                                    (50,000)          A$1.00
  Cancelled/lapsed                          (4,900,000)          A$1.02
                                         --------------- -----------------------
  OPTIONS OUTSTANDING AT JUNE 30, 2002        2,182,591          A$1.47
                                         --------------- -----------------------

(ii)     INTANGIBLES

Under Australian GAAP the Company has capitalized and amortized acquired intellectual property (IP). The written down value of IP acquired totals A$14,116,000 as at June 30, 2002 (A$16,524,000 at June 30, 2001). Under
Australian GAAP, IP is amortized from the time when the asset is first put into use, or held ready for use, on a systematic basis over the term of its useful life.

Under US GAAP acquired IP is subject to SFAS No. 2 "Accounting for Research and Development Costs" (SFAS No. 2), APB Opinion No. 17 "Intangible Assets" (APB No.
17) and the AICPA Practice Aid "Assets Acquired in a Business Combination to Be Used in Research and Development Activities" (AICPA Practice Aid). Under SFAS No. 2 and the AICPA Practice Aid intangibles purchased from others can only be capitalized and amortized as intangible assets if they have alternative future uses at the time of acquisition. Under APB No. 17 capitalized intangible assets should be amortized by systematic charges to income over the periods estimated to be benefited.

The Company acquired intellectual property (IP) in 1988 for A$4,000,000 relating to 5 specific patent applications. This has been written down to A$1,206,000 at June 30, 2002 under Australian GAAP as disclosed in note 9. Under US GAAP this amount has been written off as it would have been expensed as research and development costs at the time the costs were incurred as it did not have an alternative future use at the time of acquisition.

                                      F45

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONT)

(ii)  INTANGIBLES (CONT)

The Company acquired further IP in September 2000 for A$2,000,000 relating to stem cell differentiation. This technology has potentially wide application to treat various disease types, it has been classified as core technology under US GAAP. For US GAAP purposes it remains capitalized under SFAS No. 2 and the AICPA Practice Aid and is being amortized over 20 years. Under Australian GAAP intangibles accounting policy amortization has not yet commenced.

In November 2000 the Company acquired IP totalling A$10,910,000 when it acquired CytoGenesis, Inc. (CytoGenesis was subsequently merged in to BresaGen, Inc.). This has been written off in accordance with US GAAP as it did not have an alternative future use at the time of acquisition.

Under Australian GAAP capitalized IP is amortized over the period in which corresponding benefits are expected to arise, commencing with the commercial production of the product.

(iii)    REVENUE RECOGNITION

In accordance with SAB101, US GAAP adjustments have been raised to defer revenue recognized under Australian GAAP. Under Australian GAAP revenue has been recognized for contracts at the time of entering into the contracts provided all terms and conditions enabling invoicing and payment of the specified amount have been met.

Details of the US GAAP adjustments are:
o The license fee received from British Biotech in 2001 was deferred and amortized over 15 years, being the average estimated life of the agreement. Subject to various termination provisions, the term of the agreement was set on a country by country basis and was due to terminate at the expiration or lapse of the various patents existing in that country or at the end of ten years from the launch of the product in a country where no such patents exist.

o A grant of A$200,000 was received from the Government as an incentive to construct a new premises in South Australia and increase employee numbers in South Australia. The amount was recorded as income under Australian GAAP as all terms and conditions to release the funds under the terms of the grant had been met. Under US GAAP, the amount has been deferred for ten years until all terms of recourse within the agreement have been satisfied.

o An A$250,000, 99 year interest free long term loan was received from the Government as an incentive to construct the new premises and increase employee numbers in South Australia. For Australian GAAP, the amount was discounted to its present value, and the A$247,000 discount recorded as revenue. Under US GAAP, the amount has been discounted and will be accreted to income over the life of the loan agreement, beginning when all terms of recourse within the agreement have been satisfied.

(iv)     SHARE ISSUE COSTS

For the year ended June 30, 2001, 100,000 (June 30, 2000: 47,662) shares were issued to a third party under an agreement, in lieu of cash payment of expenses. Under Australian GAAP no expense was recorded in the statement of financial performance. For US GAAP, an adjustment has been raised to record the expenditure in the statement of financial performance based on the market value of the shares at the date of issue.

                                      F46

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONT)

(v)   BUSINESS COMBINATIONS

On November 15, 2000 BresaGen Limited acquired 100% of the common stock of a US company CytoGenesis, Inc. Simultaneously, CytoGenesis, Inc was merged into BresaGen, Inc, a United States based wholly owned subsidiary of BresaGen Limited.

The acquired company CytoGenesis, Inc. was a development stage biotech company whose mission was to improve the treatment of Parkinson's disease by utilising new and improved cell therapeutics in combination with proprietary cell delivery systems and imaging products. The company also intended to license its technology to others for the treatment of other chronic diseases.

The acquisition of CytoGenesis, Inc. was accounted for using the purchase method of accounting for business combinations in accordance with APB No. 16 "Business Combinations" (APB No. 16), with all current assets and liabilities acquired recorded at their fair value at the date of acquisition. Non-current assets were recorded at a reduction to their fair value, as the sum of the fair value of the net assets acquired exceeded the consideration. The consideration to acquire the company was A$12.6 million, through the issue of 7,192,818 of its ordinary shares at A$1.62 each, being their market price on November 15, 2000, and 2,200,000 options valued using the Black-Scholes method to CytoGenesis stakeholders and advisors to the acquisition, plus acquisition costs of A$735,000. There was no contingent consideration included as part of the acquisition agreement.

Of the 2,200,000 options, 2,000,000 were issued to CytoGenesis stockholders at a value of $183,000. The options were issued with a fair value of A$0.51cents (determined by the Black-Scholes model), and an 18% probability of vesting. The options contain price vesting points based upon future stock prices, with the probability of achieving these vesting points being calculated by assessing the likely future earnings profile of the Company. The remaining 200,000 options were issued to advisors to the acquisition at a value of A$51,000, using a price of A$0.255 per option determined by the Black-Scholes model.

The assumptions used in the Black Scholes Model for the above options were as follows:

                            CYTOGENESIS STAKEHOLDERS  ADVISORS TO THE ACQUISTION
                                2,000,000 options          200,000 options

Risk Free Interest Rate               5.86%                     5.81%
Expected Dividend Yield                0%                         0%
Expected Lives (years)               5 years                   2 years
Expected Volatility                   6.50%                     6.50%

The results of BresaGen, Inc. (formerly CytoGenesis, Inc) have been included in the consolidated statement of financial performance of BresaGen Limited for the year ended June 30, 2001, for the period since the date of acquisition, November 15, 2000 until the balance date of June 30, 2001.

In accordance with APB No. 16, we present below the unaudited pro-forma results of the combined business combination for the immediately preceding period, as though the companies had combined at the beginning of the preceding period. In addition to combining the historical results of operations of the two entities, the pro-forma calculations include adjustments for the effect on the consolidated entity's historical results of operations for additional amortization expense. These pro-forma results are unaudited and are presented in accordance with US GAAP.

                                                                 2001
                                                               A$'000
   Revenue                                                      4,020
   Net loss                                                  (20,067)
   Basic and diluted loss per share (Aus cents)                  (41)

                                      F47

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONT)

(vi)  INCOME TAXES

Note 3 of these financial statements presents income taxes pursuant to Australian GAAP, which is equivalent in most major respects to US GAAP. Under Australian GAAP, nil income tax expense/(credit) is charged as the future income tax benefits of losses and deferred tax assets are not brought to account as the likelihood of recovery is not "virtually certain". Similarly, under US GAAP nil income tax expense/(credit) is charged as a full valuation allowance is recognized for the carry forward losses and deferred tax assets as the company would not meet the "more likely than not" recognition criteria under US GAAP.

For US GAAP purposes at June 30, 2002, the Company had gross deferred tax assets of A$9.9 million (2001: A$8.3 million), a valuation allowance of A$9.8 million (2001: A$8.1 million), net deferred tax assets of A$60,000 (2001: A$188,000) and deferred tax liabilities of A$60,000 (2001: A$188,000). The net change in the valuation allowance for the year ended June 30, 2002, was an increase of A$1.7 million.

The Company has gross tax losses carried forward for income tax purposes of A$30.7million which are available to offset future taxable income. The Company does not predict taxable income for fiscal years 2003 and 2004 accordingly no losses are expected to be utilized. Utilisation of losses in periods beyond these fiscal years has not been considered due to the uncertainty of long term estimates. A$23.3 million of these losses have been accumulated under Australian taxation laws. These losses carry forward indefinitely unless the Company is unable to comply with the recognition criteria for carrying forward tax losses under Australian Taxation legislation. A$7.4 million of these losses have been recorded by the US subsidiary and carry forward until 2021.


(vii) IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Recently Issued Australian Accounting Standards

The Australian Accounting Standards Board ("AASB") has issued AASB 1044 Provisions, Contingent Liabilities and Contingent Assets, which will apply to annual and half-year reporting periods beginning on or after July 1, 2002. The standard introduces rules for the recognition, measurement and disclosure of provisions. It also includes detailed disclosure requirements for contingent assets and liabilities.

The major changes to current practice include:

o More stringent requirements for restructuring provisions, differentiating between restructurings on acquisition and other restructurings.

o Discounting of provisions, using specific liability related risk rates, applied to pre-tax cash flows.

o Provisions for dividends will only be recognized at reporting date if they have been declared, determined or recommended before reporting date. The full amount of the dividend must be recognized as a provision, not just the amount payable in cash.

o     Separate recognition criteria for any recoveries related to provisions.

The impact on the company's financial statements is not expected to be significant.

The Australian Accounting Standards Board ("AASB") has issued AASB 1020 Income taxes, which will apply to annual and half-year reporting periods beginning on or after July 1, 2003. The standard introduces rules for applying a balance sheet method of tax effect accounting rather than the income statement approach that is currently adopted.

The adoption of this accounting standard may result in significant adjustments to the disclosures in the company's financial reports. As the Company has significant tax operating losses this statement is not likely to impact the income tax expense/(credit) recorded in the statement of financial performance.

                                      F48

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONT)

(vii) IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT)

Recently Issued Australian Accounting Standards(cont)

The Australian Accounting Standards Board ("AASB") has issued an amended AASB 1012 Foreign Currency Translation, which will apply to annual and half-year reporting periods beginning on or after July 1, 2002.

The key changes to current practice include:

o forward contracts that are hedges must be recognized gross on the balance sheet from the inception of the contract;

o     foreign currency equity items must not be restated;

o on disposal or partial disposal of self-sustaining foreign operations, the related foreign currency translation reserve balance must be taken to retained earnings and cannot pass through operating profit.

The impact on the Company's financial statements is not expected to be significant.

The Australian Accounting Standards Board ("AASB") has issued an amended AASB 1028 Employee Benefits, which will apply to annual and half-year reporting periods beginning on or after July 1, 2002. The main features of the standard remain the same and there is no requirement to disclose the fair value of share options granted. The major changes are:

o     Specific recognition criteria for termination benefits;

o Employee entitlements to be measured at nominal rates using expected remuneration rates when the obligation will be settled, not the rates at reporting date; and

o     More detailed disclosures regarding equity based compensation benefits.

It is expected the revised statements will impact the Company's current Australian GAAP disclosures, however it will not materially impact the financial results presented in the statement of financial performance.

Recently Issued United States Accounting Standards

In June 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001 and also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. Statement 142 will also require recognized intangible assets to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with Statement 142 until its life is determined to no longer be indefinite.

The provisions of Statement 141 are applicable to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. The Company is required to adopt the provisions of Statement 142 on July 1, 2002. Retroactive application of Statements 141 and 142 is not permitted. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after June 30, 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized until June 30, 2002.

                                      F49

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

The company did not make any acquisitions during the year ended June 30, 2002, nor does it have any goodwill recorded in the statement of financial position, consequently the adoption of these statements did not have a material impact on the results of the Company.

                                      F50

                    BRESAGEN LIMITED AND CONTROLLED ENTITIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE YEAR ENDING JUNE 30, 2002

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (CONT)

(vii) IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT)

Recently Issued United States Accounting Standards (cont)

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations. Statement 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement 143, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. Statement 143 will be effective for the Company as of July 1, 2002. The adoption of this statement is not expected to have a material impact on the results of the Company.

In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement 144 addresses financial accounting and reporting for the impairment of long-lived assets and will supersede (a) Statement 121 with respect to the accounting for the impairment or disposal of long-lived assets and (b) Accounting Principals Board Opinion No 30 (Opinion 30) for the disposal of a segment of a business. Statements 144 retains the requirements of Statement 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. Statement 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of.

Statement 144 retains the basic provisions for Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather that a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of is presented as a discontinued operations if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realisable value basis, and future operating losses are no longer recognized before they occur.

Statement 144 will be effective for the Company as of July 1, 2002. The Company does not expect the impact that adoption of this Statement will have a material effect on its financial report.

In April 2002 the FASB issued Statement No. 145, Rescission of FASB Statements No 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. As a result of the rescission of Statement No. 4, a loss on extinguishment of debt will no longer be presented as an extraordinary item upon the adoption of Statement No. 145, which is effective for the Company in the fiscal year beginning July 1, 2002. This Statement is not expected to have a material impact on the financial statements of the Company.

In July 2002 the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Statement No. 146 is based on the general principal that a liability for a cost associated with an exit or disposal should be recorded when it is incurred and initially measured at fair value. Statement No. 146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination, or (2) a disposal activity within the scope of Statement No. 144. These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. Because the provisions of the statement are to be applied prospectively to exit or disposal activities initiated after 31 December 2002, the effect of adopting this statement cannot be determined yet.

                                      F51

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES


            UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

                   SIX MONTHS ENDED DECEMBER 31, 2002 AND 2001


                                                                          2002            2001
                                                                        A$'000          A$'000

Sales revenue                                                              563             826
Research & development income
- Contract research income                                                 581             370
- Government grants                                                      1,064           1,390
- License fees                                                               -             510
Interest income                                                            275             564
Other income                                                                 -               1

                                                                     ------------ ---------------
TOTAL REVENUE                                                            2,483           3,661

Cost of sales                                                              227             234
Research & development expenditure
- Contract research expenditure                                            693             436
- Government grants                                                      1,761           2,125
- Other research expenditure                                             3,108           2,609
Selling & marketing                                                        217             402
Administration                                                           2,551           1,804
                                                                     ------------ ---------------
Loss from ordinary activities before related
income tax expense                                                      (6,074)         (3,949)


Income tax relating to ordinary activities                                    -               -
                                                                     ------------ ---------------


LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX                          (6,074)         (3,949)
                                                                     ------------ ---------------

Loss attributable to members of the parent entity                       (6,074)         (3,949)

Basic and diluted loss per share - Australian cents                          11               7
                                                                     ------------ ---------------


               The unaudited statement of financial performance is
                  to be read in conjunction with the unaudited notes to the financial statements set out on pages F54 to F64.

                                      F52

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES


             UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

                             AS AT DECEMBER 31, 2002


                                                                   2002
                                                                 A$'000

CURRENT ASSETS
Cash                                                   3          8,306
Receivables                                            4          1,154
Inventories                                            5            146
                                                          ----------------

TOTAL CURRENT ASSETS                                              9,606
                                                          ----------------

NON-CURRENT ASSETS
Receivables                                            6              4
Property, plant and equipment                          7          9,523
Intangibles                                            8         13,410
                                                          ----------------

TOTAL NON-CURRENT ASSETS                                         22,937
                                                          ----------------

TOTAL ASSETS                                                     32,543
                                                          ----------------

CURRENT LIABILITIES
Accounts payable                                       9          2,003
Interest bearing liabilities                          10            215
Provisions                                            11            598
                                                          ----------------

TOTAL CURRENT LIABILITIES                                         2,816
                                                          ----------------

NON-CURRENT LIABILITIES
Interest bearing liabilities                          10          3,825
Non-interest bearing liabilities                      12              5
Provisions                                            11             69
                                                          ----------------

TOTAL NON-CURRENT LIABILITIES                                     3,899
                                                          ----------------

TOTAL LIABILITIES                                                 6,715
                                                          ----------------

NET ASSETS                                                       25,828
                                                          ----------------

SHAREHOLDERS' EQUITY
Contributed equity                                    13         61,084
Reserves                                              14             234
Accumulated Losses                                               (35,490)
                                                          ----------------

TOTAL SHAREHOLDERS' EQUITY                                       25,828
                                                          ----------------

               The unaudited statement of financial position is to
                 be read in conjunction with the unaudited notes
                to the financial statements set out on pages F54
                                     to F64.

                                      F53

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES


                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

                   SIX MONTHS ENDED DECEMER 31, 2002 AND 2001

                                                                    2002            2001
                                                       NOTE       A$'000          A$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts in the course of operations                          2,153           2,665
Cash payments in the course of operations                         (7,869)         (7,218)
Interest received                                                    305             550
                                                             -------------- ---------------

NET CASH USED BY OPERATING ACTIVITIES                             (5,411)         (4,003)
                                                             -------------- ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment                        (6,292)           (252)
Proceeds from disposal of property, plant and
equipment                                                              5               -
Proceeds from other loans                                              -              49
Loan to employees                                                      -            (240)
                                                             -------------- ---------------

NET CASH USED BY INVESTING ACTIVITIES                             (6,287)           (443)
                                                             -------------- ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings                                           3,750               -
Proceeds from capital raising                                          -             437
                                                             -------------- ---------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                          3,750             437
                                                             -------------- ---------------

NET DECREASE IN CASH HELD                                         (7,948)         (4,009)

CASH AT BEGINNING OF THE PERIOD                                   16,226          25,833

Effects of exchange rate fluctuations on the
balances of cash held in foreign currencies                           28               5
                                                             -------------- ---------------

CASH AT END OF THE PERIOD                              3           8,306          21,829
                                                             -------------- ---------------

                 The unaudited statement of cash flows is to be
                     read in conjunction with the unaudited
                    notes to the financial statements set out
                              on pages F54 to F64.

                                      F54

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002

1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

      ()   BASIS OF PREPARATION

       The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 Interim Financial Reports, the recognition and measurement requirements of applicable AASB standards and other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views. This half year financial report is to be read in conjunction with the June 30, 2002 Annual Financial Report and any public announcements by BresaGen Limited and its Controlled Entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

       It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuation of non-current assets. These accounting policies are consistently applied by each entity in the economic entity and, except where there is a change in accounting policy as disclosed in Note 2, are consistent with those applied in the June 30, 2002 Annual Financial Report.

       The half-year report does not include full note disclosures of the type normally included in an annual financial report.

      (b)   GOING CONCERN

       The consolidated entity has incurred a loss for the half year ended December 31, 2002 of A$6.1million (2001: A$3.9million) and had cash on hand as at December 31, 2002 of A$8.3 million compared to A$16.2 million as at June 30, 2002. Forecast operating cash flows indicate that cash reserves are sufficient to fund current operations until December 31, 2003.

       The accounts have been prepared on a basis of going concern, which contemplates continuity of business activities and the realisation of assets and settlement of liabilities in the ordinary course of business. The directors believe that additional capital will be raised, or the realisation of some, or all, of the Company's intellectual property will occur by December 31, 2003.


2.    CHANGES IN ACCOUNTING ESTIMATES

      (a)   INTELLECTUAL PROPERTY

       AUSTRALIAN GAAP

       From July 1, 2002, the Company commenced amortization of its Cell Therapy intellectual property (IP) over a 10 year period. Based on the current capitalized Cell Therapy IP this equates to amortization for the six month period to December 31, 2002 of A$0.6 million. Previously Cell Therapy intellectual property was not amortized as it was yet to generate sales revenue. The cell therapy division began generating sales revenue (non grant revenue) in the six month period to December 31, 2002 and in line with the Company's accounting policy on intangibles a decision was taken by the Board of Directors to commence amortization of the intellectual property. The period of amortization was determined by assessing the IP's useful life, the life of the relevant patents being an important consideration.

       The decision to begin amortizing Cell Therapy IP was also made after considering UIG-44 "Acquisition of In-process Research and Development and US-GAAP amortization treatment of IP.

                                      F55

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002

       US GAAP

       As at June 30, 2002 pursuant to US GAAP, A$10.9 million of the Company's Cell Therapy IP portfolio was written off on acquisition whilst the remaining A$2.0 million was capitalized under SFAS No. 2 and the AICPA Practice Aid and was being amortized over 20 years. Corresponding with the decision taken by the Board of Directors to amortize the Cell Therapy IP assets over 10 years for Australian GAAP, a decision was also taken to amortize the remaining US GAAP balance over the same period. At June 30, 2002, the written down balance under US GAAP was A$1.7 million. Accordingly, a charge of A$85,000 for the six month period to December 31, 2002 has been expensed for US GAAP (A$50,000: December 31, 2001).


      (b)   DEFERRED REVENUE

       US GAAP

       As per the June 30, 2002 Annual Financial Report, license fee revenue in relation to the Company's contract with British Biotech was deferred for US GAAP and being brought to income over 15 years, being the estimated life of the contract. On July 23, 2002 this contract was terminated and accordingly the estimate of the life of the contract was revised. The financial effect of this change in estimate was to bring the balance of the deferred revenue (A$400,000) to income during the period to December 31, 2002.


                                                                  2002
                                                                A$'000

3.    CASH

Cash at bank and on hand                                           746
Bank short term deposits and commercial bills                    7,560
                                                        -----------------

                                                                 8,306
                                                        -----------------

4.       RECEIVABLES (CURRENT)

Trade Debtors                                                       89
Other debtors                                                      579
Loans to employees                                                 328
Prepayments                                                        158
                                                        -----------------

                                                                 1,154
                                                        -----------------
5.       INVENTORIES

Raw Materials                                                        -
Work in progress at cost                                            28
Finished goods                                                     118
                                                        -----------------

                                                                   146
                                                        -----------------

6.       RECEIVABLES  (NON-CURRENT)

Loan to associated company                                           4
Loans to employees                                                   -
                                                        -----------------

                                                                     4
                                                        -----------------

                                      F56

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002

                                                                  2002
                                                                A$'000

7.    PROPERTY, PLANT AND EQUIPMENT

Plant and equipment - at cost                                    3,977
Provision for depreciation                                      (2,864)
                                                        -----------------

                                                                 1,113
                                                        -----------------

Capital work in progress - at cost                               8,410

                                                        -----------------
Total Property, Plant and Equipment
- Net Book Value                                                 9,523
                                                        -----------------


8.    INTANGIBLES

Intellectual property - at cost                                 14,691
Provision for amortisation                                      (1,281)
                                                        -----------------

                                                                13,410
                                                        -----------------


9.    ACCOUNTS PAYABLE (CURRENT)

Trade creditors                                                    182
Other creditors and accruals                                     1,695
Deferred income                                                    126
                                                        -----------------

                                                                 2,003
                                                        -----------------

10.   INTEREST BEARING LIABILITIES CURRENT

Long term loan                                                    215
                                                        -----------------

NON-CURRENT
Long term loan                                                   3,825
                                                        -----------------

                                      F57

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002

                                                                  2002
                                                                A$'000

11.   PROVISIONS CURRENT

Employee entitlements
- annual leave                                                     189
- long service leave                                               409
                                                        -----------------

                                                                   598
                                                        -----------------
NON-CURRENT
Employee entitlements
 - long service leave                                               69
                                                        -----------------


12.   NON-INTEREST BEARING LIABILITIES

NON-CURRENT
Unsecured long term loan at net present value                        5
                                                        -----------------

13.   CONTRIBUTED EQUITY

ISSUED AND PAID UP
Ordinary Shares, fully paid 54,498,560                          61,084
                                                        -----------------

MOVEMENTS IN ORDINARY SHARE CAPITAL
Balance at the beginning of interim reporting period            61,048

SHARES ISSUED
Shares issued under deed of variation (i)                           36
                                                        -----------------

                                                                61,084
                                                        -----------------
Notes:
(i) On July 9, 2002, 50,000 ordinary shares were issued pursuant to the Deed of Variation (Disclosed in Note 20 to June 30, 2002 Annual Financial Report) at a weighted average price of A$0.72. The fair value of these shares was expensed to the statement of financial performance.

14.      RESERVES

Options Reserve                                                    234
                                                        -----------------


15.   EARNINGS PER SHARE

The net loss shown as per the statement of financial performance of A$6,074,000 (December 31, 2001: A$3,949,000) has been used to calculate basic and diluted earnings per share. The Company has only one class of ordinary shares with no variation in the entitlement to dividend.

The total options outstanding of 4,528,334 (December 31, 2001:5,445,183) have not been included as potential ordinary shares used in the calculation of diluted earnings per share as based on conditions at December 31, 2002 it is not probable that options will be exercised at any time in the near future.

The weighted average number of potential ordinary shares used in the calculation of basic and diluted earnings per shares was 54,496,657 (December 31, 2001:
54,239,645).

                                      F58

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002

16.   SEGMENT INFORMATION

As outlined in the June 30, 2002 Annual Financial Report, the company operates three distinct business segments:

o     Cell Therapy
o     Reproductive Biotechnology
o     Protein Pharmaceuticals

The basis of reporting results for the period ending December 31, 2002, is consistent with that used for the audited financial report of June 30, 2002. The table below presents the results of the operations for the half year ended December 31, 2002 and 2001.


MANAGEMENT SYSTEM SEGMENT VIEW



                                                       CELL       REPRODUCTIVE           PROTEIN             TOTAL
                                                    THERAPY     BIOTECHNOLOGY    PHARMACEUTICALS      REPORTABLE
                                                                                                          SEGMENTS

                                                     A$'000             A$'000            A$'000             A$'000


DEC 2002
BUSINESS SEGMENTS
Segment revenue                                       1,043                371               794             2,208
Segment profit/(loss)                                (3,536)                54              (806)           (4,288)


DEC 2001
BUSINESS SEGMENTS
Segment revenue                                         667                375             1,854             2,896
Segment profit/(loss)                                (2,686)               (61)              239            (2,508)



There has been no material change to the total segment assets presented in the Annual Financial Report, accordingly, this information has not been disclosed for the unaudited results as of December 31, 2002. The unallocated acquisition of non-current assets (Corporate assets) has shown significant increase due to the additional A$6.6 million capitalized as part of the construction of the Company's new building.


RECONCILIATION TO REPORTED RESULTS

                                                                                                 2002           2001
REVENUE                                                                                        A'$000         A'$000
Total reportable segments                                                                     2,208          2,896
Interest income                                                                                 275            564
Other revenue and adjustments                                                                                 201


TOTAL BRESAGEN CONSOLIDATED REVENUE                                                           2,483          3,661

SEGMENT LOSS
Total reportable segments                                                                    (4,288)        (2,508)
Unallocated Corporate Costs                                                                  (1,786)        (1,441)


TOTAL BRESAGEN CONSOLIDATED LOSS                                                             (6,074)        (3,949)

                                      F59

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002

17.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)
      DISCLOSURES

MAJOR DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

17(i)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS

BresaGen is a biotechnology company focussed on the commercialization of healthcare products. Our core business strategy is to develop a strong portfolio of high margin, proprietary, research-based products in three key business areas with core expertise in:

o the development and manufacture of therapeutic proteins using recombinant DNA technology (Protein Pharmaceuticals Division);

o embryonic stem cell research including cell delivery and imaging (Cell Therapy Division); and

o cloning and transgenics technology relating to xenotransplantation and productivity improvement in animal production (Reproductive Biotechnology Division).

We conduct research in laboratories located in Adelaide, Australia and Athens, Georgia, USA. We also contract out research in both Australia and the US. We have a protein manufacturing plant in Adelaide, Australia,

Risks

The Company's commercial success is dependent on our technology not infringing patents and proprietary rights of others. In the event our technologies do infringe on the rights of others or we require the use of discoveries and technology controlled by third parties, we may be prevented from pursuing research, development or commercialization of potential products or may be required to obtain licences to these patents of other proprietary rights or develop alternative technologies. If we do not obtain the necessary licenses to alternative technologies, we may be delayed or prevented from pursuing the development of some potential products.

The Company will need to raise additional funding through strategic collaborations, public or private equity financings, capital lease transaction or other financing sources that may be available. Additional financing may not be available on acceptable terms, or at all. Additional equity financings could result in significant dilution to stockholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop and commercialize ourselves. If sufficient capital is not available, we may be required to delay, reduce the scope or eliminate one or more of our research or development programs, each of which could have a material adverse effect on our business.

Impact of Recently Issued Accounting Standards

Discussed below are the impacts of Accounting Standards issued subsequent to the release of the June 30, Annual Financial Report.

RECENTLY ISSUED AUSTRALIAN ACCOUNTING STANDARDS

On July 3, 2002 the Financial Reporting Council (FRC) formalized its support of international accounting standards by announcing that Australia would adopt these standards by January 1, 2005. The FRC announcement means that,

                                      F60

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002

for annual reporting periods beginning on or after January 1, 2005, Australian reporting entities will comply with the standards issued by the International Accounting Standards Board (IASB).

The Company is yet to perform a detailed analysis of the impact of the alignment to International Accounting Standards.

The following Urgent Issues Group (UIG) Abstracts have been issued and become operative for reporting periods ending on or after a date subsequent to June 30, 2002.

     UIG 49: Revenue-Barter Transactions involving Advertising Services UIG 50:
     Evaluation the Substance of Transactions involving the Legal Form of a Lease Revised UIG 39: Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances UIG 52: Income Tax Accounting under the Tax Consolidation System.

The Company believes UIG49 and UIG50 will not have a material impact on the Company's financial statements. Revised UIG 39 and UIG 52 may impact the disclosure of the Company's tax balances, however the Company believes they will not impact the Company's statement of financial performance or statement of financial position due to the tax losses held by the Company.

RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, and interpretation of FASB No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligations undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements or interim or annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No.
123. This statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the these consolidated unaudited financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interest in variable interest entities obtained after January 31, 2003. For public companies with a variable interest entity created before February 1, 2003, the Interpretation applies to that enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. This statement is not expected to have a material impact on the company.

                                      F61

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002

17(ii) US GAAP FINANCIAL REPORTING

The consolidated financial report of BresaGen Limited is prepared in accordance with Generally Accepted Accounting Principles applicable in Australia ("Australian GAAP") (refer note 1) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following are reconciliations of the operating loss after income tax, shareholders' equity and total assets, applying US GAAP instead of Australian GAAP for the six months ended December 31, 2002 and 2001.


                                                                                             2002               2001
                                                                                           A$'000             A$'000

                                                                         Note

OPERATING LOSS AFTER INCOME TAX REPORTED UNDER AUSTRALIAN GAAP                           (6,074)            (3,949)

Items having the effect of (decreasing) reported income (total tax impact of adjustments shown separately);

Stock options expense                                                    17(iii)            (14)                (61)
Amortization of intangibles                                              17(iv)              622                 44
Recognition of deferred milestone income                                 17(v)               400                 15
Fee income deferred                                                      17(v)                 -               (200)
                                                                                  ---------------- ------------------

NET OPERATING LOSS AFTER INCOME TAX ACCORDING TO US GAAP                                  (5,066)            (4,151)

Basic and diluted loss per share according to US GAAP
 Australian cents                                                                             9                  8




SHAREHOLDERS' EQUITY REPORTED UNDER AUSTRALIAN GAAP                                      25,828             39,719

Items having the effect of (decreasing) reported shareholders' equity;

Intellectual property, net of amortization                               17(iv)         (11,777)           (14,663)
Deferred revenue                                                         17(v)             (447)              (615)
                                                                                  ---------------- ------------------

SHAREHOLDERS' EQUITY REPORTED UNDER US GAAP                                              13,604             24,441

                                      F62

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002

                                                                                              2002              2001
                                                                                            A$'000            A$'000

TOTAL ASSETS REPORTED UNDER AUSTRALIAN GAAP                                NOTE           32,543            41,955

Items having the effect of (decreasing) reported total assets;

Intellectual property, net of amortization                               17(iv)          (11,777)          (14,663)
                                                                                  ----------------- -----------------

TOTAL ASSETS REPORTED UNDER US GAAP                                                       20,766            27,292

The following table includes profit and loss account information prepared in accordance with Australian GAAP but presented in US GAAP format.

                                                                                             2002               2001
                                                                                           A$'000             A$'000

Revenues:
     Sales revenue                                                                          563                826
     Contract research revenue                                                              581                370
     Licence revenue                                                                          -                510
     Grant research revenue                                                               1,064              1,390
     Other revenue                                                                            -                  1
                                                                                 ------------------------------------
Total revenues                                                                            2,208              3,097

Costs and expenses:
     Cost of sales                                                                          227                234
     Contract research expenditure                                                          693                436
     Grant research expenditure                                                           1,761              2,125
     Other research expenditure                                                           3,108              2,609
     Selling & marketing                                                                    217                402
     Administration                                                                       2,551              1,804
                                                                                 ------------------------------------
Total costs and expenses                                                                  8,557              7,610

                                                                                 ------------------------------------
Operating loss                                                                           (6,349)            (4,513)

Other income:
     Interest income                                                                        275                564
                                                                                 ------------------------------------
Total other income                                                                          275                564

                                                                                 ------------------------------------
Loss before taxes                                                                        (6,074)            (3,949)
Provision for Income taxes
                                                                                              -                  -
                                                                                 ------------------------------------

NET LOSS                                                                                 (6,074)            (3,949)
                                                                                 ------------------------------------

Net loss per share - basic and diluted
Australian cents                                                                             11                  7
                                                                                 ------------------------------------

Weighted average shares outstanding - basic and diluted                              54,496,657          54,239,645
                                                                                 ------------------------------------

                                      F63

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002

17(iii) ACCOUNTING FOR STOCK-COMPENSATION PLANS

(c)   Employee Stock Options

In accordance with Australian GAAP we do not recognize the cost of options granted to employees. Under US GAAP we use the intrinsic value method specified by APB 25 to recognize the cost options granted to employees. Under US GAAP we have adopted for our audited Annual Financial Report the disclosure only alternative of Statement of Financial Accounting Standard ("SFAS") 123 which states that stock based compensation must be recorded at fair value of options granted. This compensation, determined using the Black Scholes options pricing model, is expensed over the vesting periods of each option grant for purposes of pro forma disclosures. In accordance with SFAS 123, these disclosures are not required to be included in the unaudited interim financial report.

The nature and type of the plans are outlined in June 30, 2002 Annual Financial Report. There has been no change to the plans since this report.

The table below summarises the movement in options since the date of the previous audited annual financial report to December 31, 2002.


                                                                                              Weighted average
                                                                       Number of Options       exercise price
OPTIONS OUTSTANDING AT  JUNE 30, 2002                                            5,248,516         $1.35
Granted                                                                                  -           -
Exercised                                                                                -           -
Cancelled/lapsed                                                                 (720,182)         $1.19
                                                                     ---------------------- ---------------------
OPTIONS OUTSTANDING AT  DECEMBER 31, 2002 (UNAUDITED)                            4,528,334         $1.38


The following table summarizes the pro-forma operating results of the Company had compensation cost for stock options granted been determined in accordance with the fair value based method prescribed by Statement of Financial Accounting
Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation".

FOR THE SIX MONTH PERIOD ENDED DECEMBER 31 (UNAUDITED),                               2002                      2001

Net operating loss after income tax according to US GAAP                          (5,066)                   (4,151)

Add: Stock based compensation expense included in reported net
income, net of related tax                                                            14                        61

Less: Total stock based employee compensation expense determined under fair value method for all option schemes, net of related
taxes                                                                                 94                       237

                                                                     ---------------------- -------------------------

PRO FORMA NET OPERATING LOSS AFTER TAX ACCORDING TO US GAAP                       (5,146)                   (4,327)

Loss per share according to US GAAP - basic and diluted as
reported in Australian cents                                                           9                         8

Loss per share according to US GAAP - basic and diluted per pro
forma in Australian cents                                                              9                         8

                                                                F64

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002

17(iv) INTANGIBLES

The Accounting policy for intangibles for Australian GAAP and US GAAP is outlined in Note 31(ii) of the June 30, 2002 Annual Financial Report. This policy has been consistently applied to the period December 31, 2002 with the exception of the following change in estimate for Australian GAAP and US GAAP.

Under Australian GAAP from July 1, 2002, the Company commenced amortization of its entire Cell Therapy intellectual property (IP) portfolio over a 10 year period. Based on the current capitalised Cell Therapy IP this equates to annual amortization of A$1.3m. Previously Cell Therapy intellectual property was not amortized as it was yet to generate sales revenue. The cell therapy division began generating sales revenue (non grant revenue) in the six month period to December 31, 2002 and in line with the Company's accounting policy on intangibles a decision was taken by the Board of Directors to commence amortization of the IP. The period of amortization was determined by assessing the IP's useful life, the life of the relevant patents being an important consideration.

The decision to begin amortizing Cell Therapy IP was also made after considering UIG-44 "Acquisition of In-process Research and Development and US-GAAP treatment of IP.

Previously under US GAAP, A$10.9m of the Company's Cell Therapy IP portfolio was written off on acquistion whilst the remaining A$2.0m was capitalized under SFAS No. 2 and the AICPA Practice Aid and was being amortized over 20 years. Corresponding with the decision taken by the Board of Directors to amortize the Cell Therapy IP assets over 10 years for Australian GAAP, a decision was also taken to amortize the remaining US GAAP balance over the same period. At June 30, 2002, the written down balance under US GAAP was A$1.7m. Accordingly, a charge of A$85,000 for the six month period to 31 December 2002 has been expensed for US GAAP (A$50,000: December 31, 2001).


17(v) REVENUE RECOGNITION

In accordance with SAB101, US GAAP adjustments have been raised to defer revenue recognized under Australian GAAP as outlined in Note 31(iii) of the June 30, 2002 Annual Financial Report. For the six month period to December 31, 2002 the policy has been consistently applied with the exception of the following change in estimate.

o Upon termination of the agreement with British Biotech in July 2002, the balance of the license fee income previously deferred (A$400,000) was recognized in the Statement of Financial Performance for the six months ended December 31, 2002. The termination of the contract provided additional evidence of the period of the contract and a change in accounting estimate was made to record the deferred element of the license fee in the period in which the contract was terminated.

                                      F65

                  BRESAGEN LIMITED AND ITS CONTROLLED ENTITIES

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDING DECEMBER 31, 2002


                          INDEPENDENT AUDITORS' REPORT

                     TO THE SHAREHOLDERS OF CYTOGENESIS INC.

We have audited the accompanying the statements of operations and comprehensive loss, stockholders' equity and cash flows of CytoGenesis, Inc. for the period from inception (June 21, 1999) to June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of CytoGenesis, Inc. for the period from inception (June 21, 1999) to June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG

April 13, 2002

Adelaide, Australia

                                      F66

                                 CYTOGENESIS INC

                 STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

             PERIOD FROM INCEPTION (JUNE 21, 1999) TO JUNE 30, 2000




   Operating expenses:
            Research and development                           US$495,034
            General and administrative                            306,195
            Compensation costs                                    736,166
                                                        ------------------

                     Total operating expenses                   1,537,395
                                                        ------------------

                          Loss from operations                  1,537,395
                                                        ------------------
   Non-operating income
            Interest income                                        17,794
                                                        ------------------
   Loss before income taxes                                     1,519,601
   Income taxes                                                         -
                                                        ------------------
   NET LOSS                                                  US$1,519,601
                                                        ------------------

       The accompanying notes on pages F69 to F71 form an integral part of these financial statements

                                      F67

                                 CYTOGENESIS INC

                        STATEMENT OF STOCKHOLDERS' EQUITY

             PERIOD FROM INCEPTION (JUNE 21, 1999) TO JUNE 30, 2000


                                                                                                           TOTAL
                                                                   ADDITIONAL        ACCUMULATED       STOCKHOLDERS'
                                         COMMON STOCK           PAID-IN CAPITAL        DEFICIT        EQUITY (DEFICIT)
                                    SHARES          US$               US$                US$                US$
Balance at June 21, 1999                                                                                            -
Common stock issued to
founders                            3,250,000          32,500           (32,500)                -                   -
Common stock issued to
institutions                          176,316           1,763           174,553                 -             176,316
Common stock issued for cash,
net of costs                        1,410,000          14,100         1,395,858                 -           1,409,958
Stock options issued                        -               -           744,587                 -             744,587
Net loss                                    -               -                   -      (1,519,601)          (1,519,601)
                                 ------------- --------------- ------------------- ----------------- -------------------
BALANCE AT JUNE 30, 2000            4,836,316          48,363           2,282,498       (1,519,601)          US$811,260
                                 ------------- --------------- ------------------- ----------------- -------------------

        The accompanying notes on pages F69 to F71 form an integral part of these financial statements

                                      F68

                                 CYTOGENESIS INC

                             STATEMENT OF CASH FLOWS

             PERIOD FROM INCEPTION (JUNE 21, 1999) TO JUNE 30, 2000


                                                                 US$
Cash flows from operating activities:
      Net loss                                                 (1,519,601)
      Adjustment to reconcile net loss to net cash used in
      operating activities
         Warrants and Options - non-cash charge                   744,587
         Shares - non-cash charge                                 176,316
                                                              -----------
         Changes in operating assets and liabilities
               Accrued liabilities                                205,214
               Prepaid expenses                                   (26,375)
               Other current assets                                (5,000)
                                                            --------------
                    Net cash used in operating activities        (424,859)
                                                            --------------

Cash flows from investing activities: -
                                                            --------------

Cash flows from financing activities:
               Proceeds from issue of common stock, net of
                  issuance costs of US$42.                       1,409,958
                                                            ---------------

                   Net cash provided by financing activities     1,409,958
                                                            ---------------

   Increase in cash and cash equivalents                           985,099
                                                            ---------------
   Cash and cash equivalents, beginning of period
                                                                         -
   Cash and cash equivalents, end of period                        985,099
                                                            ---------------

       The accompanying notes on pages F69 to F71 form an integral part of these financial statements


                                      F69

                                 CYTOGENESIS INC

                        NOTES TO THE FINANCIAL STATEMENTS

         FOR THE PERIOD SINCE INCEPTION (JUNE 21, 1999) TO JUNE 30, 2000

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

         CytoGenesis Incorporated ("the Company") is a development stage biotech company whose mission is to improve the treatment of Parkinson's disease by utilising new and improved cell therapeutics in combination with proprietary cell delivery systems and imaging products. The company also intends to license its technology to others for the treatment of other chronic diseases.

         The Company operates out of laboratories in Athens, Georgia, USA.

COMPARATIVES

         The Company was incorporated on June 21, 1999. No transactions took place between the period June 21, 1999 and June 30, 1999, accordingly comparatives have not been included in these financial statements.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents are stated at cost. The company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

SEGMENT INFORMATION

         The Company has adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for reporting information regarding operating segments in financial statements. It has been concluded that the company does not operate more than one reportable segment therefore separate segment information has not been prepared.

INCOME TAXES

         Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

USE OF ESTIMATES

         The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

                                      F70

                                 CYTOGENESIS INC

                        NOTES TO THE FINANCIAL STATEMENTS

         FOR THE PERIOD SINCE INCEPTION (JUNE 21, 1999) TO JUNE 30, 2000

2.    STOCKHOLDERS' EQUITY

(a)   Shares

          On incorporating, 3,250,000 shares were issued to the founding shareholders for nil value. In addition, 176,316 shares were issued to educational institutions for work undertaken on the initial research programs. These shares have been valued at $1.00 and the related expense charged to research and development.

          A private placement of Company common stock was undertaken and US$1,409,958 in net cash proceeds raised. 1,410,000 shares were issued at US$1.00 with a par value of US$0.01 from September 1999 to June 2000.

(b)   Options

          775,000 options were issued to consultants of the Company on July 15, 1999, at an exercise price of US$0.10, and were outstanding at June 30, 2000. The outstanding stock options became exercisable from the grant date and have a term of ten years.

          50,000 further options were issued to a consultant on May 15, 2000, at an exercise price of US$1.00 and were outstanding at June 30, 2000. The stock options were immediately exercisable and expired on November 14, 2001 at the expiration of the consultancy agreement.

          The Company accounts for stock options issued to non-employees under SFAS No. 123 Accounting for Stock-Based Compensation (SFAS No. 123). For the year ended June 30, 2000, the Company recorded compensation expense of US$736,166 for stock option grants.

         The value of the compensation expense was calculated at the date of grant using the Black-Scholes options pricing model using the following weighted assumptions:

         Risk free interest rate                     5.78%
         Expected dividend yield                     0.00%
         Expected lives                              8.53 years
         Expected volatility                         0.00%

         As at June 30, 2000, 825,000 options were outstanding. A summary of stock option activity follows:


                                                                      NUMBER OF OPTIONS    WEIGHTED AVERAGE EXERCISE
                                                                                                               PRICE
         OPTIONS OUTSTANDING AT JUNE 30, 1999                                       NIL                          NIL
                  Granted                                                       825,000                      US$0.15
                  Exercised                                                         Nil                          Nil
                                                              -------------------------- ----------------------------
         OPTIONS OUTSTANDING AT JUNE 30, 2000                                   825,000                      US$0.15

         The following table summarizes information about stock options outstanding and exercisable at June 30, 2000.


                                               OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                                                                 WEIGHTED AVERAGE
                                                      WEIGHTED          REMAINING
                                                       AVERAGE   CONTRACTUAL LIFE                           WEIGHTED
             RANGE OF EXERCISE                  EXERCISE PRICE            (YEARS)                            AVERAGE
                         PRICE        OPTIONS                                              OPTIONS    EXERCISE PRICE
         ---------------------- -------------- ---------------- ------------------ ---------------- -----------------
         US$0.10                      775,000          US$0.10                9.0          775,000           US$0.10
         US$1.00                       50,000          US$1.00                1.4           50,000           US$1.00

                                      F71

(c)   Warrants

      In November 1999, the Company granted warrants to potential investors to purchase 100,000 shares of common stock, at the warrant purchase price of US$1.00 per share. The entitlement was valid for eighteen months from date of issue.

      As of June 30, 2000, none of the warrants had been exercised. The fair value of the warrants was determined using the Black-Scholes model and US$8,421 was charged to general and administrative expenses.

3.    RELATED PARTY TRANSACTIONS

      During the period the Directors listed below, who are also Stockholders, were paid compensation for their services as employees and/or consultants in the ordinary course of business.

      NAME OF DIRECTOR                                     COMPENSATION
      D. Wigart                                             US$82,000
      J. Kucharczyk                                         US$65,500
      J. Stice                                              US$42,948
      S. Stice                                              US$24,000

     US$24,000 was paid to Boelter & Associates for accounting services, a firm in which Mr MW Boelter, a founding shareholder of the Company, is a principal.

4.    INCOME TAXES

      The Company has a deferred tax asset of US$196,757 reduced to nil by a valuation allowance of the same amount. The deferred tax asset relates to net operating tax losses incurred by the Company for the period from inception (June 21, 1999) to June 30, 2002. The valuation allowance has been established to reduce the deferred tax asset to the amount expected to be realized.

      The net carryforward tax operating loss of the Company at June 30, 2000 is $US578,698.

5.    SUBSEQUENT EVENTS

      On November 15, 2000, an Australian listed company BresaGen Limited acquired 100% of the common stock of CytoGenesis through the issue of 7,192,818 ordinary shares and 2,000,000 options to CytoGenesis stakeholders. Simultaneously, the Company was merged into BresaGen Inc, a 100% subsidiary of the Australian parent.

                                      F72

                                 CYTOGENESIS INC

                             UNAUDITED BALANCE SHEET

                              AT SEPTEMBER 30, 2000


   ASSETS                                              SEPTEMBER 30, 2000

   Current assets:
            Cash and cash equivalents                           US$1,570,245
            Prepaid expenses                                          26,375
            Other current assets                                       5,000
                                                       ----------------------
                     Total current assets                          1,601,620

                                                       ----------------------
   Total assets                                                 US$1,601,620
                                                       ----------------------

   LIABILITIES & STOCKHOLDERS' EQUITY

   Current liabilites:
            Accrued liabilities                                      204,478
                                                       ----------------------
                     Total current liabilities                       204,478

                          Total liabilities                          204,478
                                                       ----------------------

   Stockholders' equity
            Common stock, US$.01 Par value 10,000,000 shares
            authorized:  issued and outstanding 5,786,316             57,863
            Additional paid-in capital                             3,222,998
            Accumulated deficit                                   (1,883,719)
                                                        ---------------------
                     Total stockholders' equity                    1,397,142
                                                        ---------------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   US$1,601,620
                                                        ---------------------

The accompanying notes on page F75 form an integral part of these financial statements

                                      F73

                                 CYTOGENESIS INC

            UNAUDITED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

            FOR THE THREE MONTH PERIOD TO SEPTEMBER 30, 2000 AND 1999





                                                        2000            1999
   Operating expenses:
            Research and development                  US$248,690             -
            General and administrative                   127,995             -
                                                 ---------------- -------------

                     Total operating expenses            376,685             -
                                                 ---------------- -------------

                          Loss from operations           376,685             -
                                                 ---------------- -------------
   Non-operating income
            Interest income                               12,567             -
                                                 ---------------- -------------
   Loss before income taxes                              364,118
   Income taxes                                                -             -
                                                 ---------------- -------------
   NET LOSS                                           US$364,118             -
                                                 ---------------- -------------

The accompanying notes on page F75 form an integral part of these financial statements


                                      F74

                                 CYTOGENESIS INC

                        UNAUDITED STATEMENT OF CASH FLOWS

               FOR THE THREE MONTHS TO SEPTEMBER 30, 2000 AND 1999

                                                                             2000               1999
   Cash flows from operating activities:
         Net loss                                                          US$(364,118)                -
            Changes in operating assets and liabilities:
                  Decrease in accrued liabilities                                 (736)                -
                                                                       ----------------- ----------------
                       Net cash used in operating activities                 $(364,854)                -
                                                                       ----------------- ----------------

   Cash flows from investing activities:                                              -                -
                                                                       ----------------- ----------------

   Cash flows from financing activities:
                  Proceeds from issue of common stock, net of
                  issuance costs.                                               950,000                -
                                                                       ----------------- ----------------

                       Net cash provided by financing activities                950,000                -
                                                                       ----------------- ----------------

   Increase in cash and cash equivalents                                        585,146                -
   Cash and cash equivalents, beginning of period                             $ 985,099                -
                                                                       ----------------- ----------------
   Cash and cash equivalents, end of period                                  $1,570,245                -
                                                                       ----------------- ----------------

The accompanying notes on page F75 form an integral part of these financial statements.

                                      F75

                                 CYTOGENESIS INC

                   UNAUDITED NOTES TO THE FINANCIAL STATEMENTS

               FOR THE THREE MONTHS TO SEPTEMBER 30, 2000 AND 1999

1.        Summary of Significant Accounting Policies


          The unaudited condensed financial statements of CytoGenesis, Inc. for the three-month periods ended September 30, 2000 and September 30, 1999 have been prepared by the Company pursuant to the rules and regulations of Securities and Exchange Commission ("SEC"). The information included reflects all adjustments (consisting only of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year. Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to SEC rules and regulations. The notes to the unaudited condensed financial statements should be read in conjunction with the notes to the financial statements contained in the CytoGenesis, Inc. audited financial statements filed elsewhere herein.

          COMPARATIVES

          The Company was incorporated on June 21, 1999. No transactions took place between the period June 21, 1999 and September 30, 1999, accordingly nil comparatives have been shown for the Statement of Operations and Comprehensive Loss and the Statement of Cash Flows.

2.        ACCRUED LIABILITES


          Accrued liabilites as at September 30, 2000 are comprised of:

          Accrued research expenses                            38,083
          Accrued professional services expenses               40,323
          Accrued employee compensation and related expenses  112,560
          Other                                                13,512
                                                              -------
                                                           $US204,478

3.       STOCKHOLDERS' EQUITY

         During the quarter to September 30, 2000, a private placement of Company common stock was undertaken and $950,000 in net cash proceeds raised. 950,000 shares were issued at US$1.00 with a par value of US$0.01.

4.       SUBSEQUENT EVENTS

         On November 15, 2000, an Australian listed company BresaGen Limited acquired 100% of the common stock of CytoGenesis through the issue of 7,192,818 ordinary shares and 2,000,000 options to CytoGenesis stakeholders. Simultaneously, the Company was merged into BresaGen Inc, a 100% subsidiary of the Australian parent.

                                      F76

                                              Commission File No.  0-

==============================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           ---------------------------

                                    EXHIBITS

                                       TO

                                    FORM 20-F

                           ---------------------------

                             REGISTRATION STATEMENT
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------

                                BRESAGEN LIMITED

                                INDEX TO EXHIBITS



 Exhibit Number                    Exhibit                        Sequentially
                                                                  Numbered Page
      1.1        Constitution of the Registrant

      2.1        Deposit Agreement,  dated as of February 26,
                 2001, by and among the Registrant, The Bank of New York, as Depositary, and the Owners and Holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-13 162) filed with the Commission on February 9,
                 2001).

      3.1 Consulting Agreement between the Registrant and John Kucharczyk, effective May 1, 2000.

      10.1       Consent of KPMG dated February 18, 2003.

      10.2       Consent  of  Acuity   Management   Pty  Ltd.
                 dated February 3, 2003.

                                   EXHIBIT 1.1

                                  CONSTITUTION

                                TABLE OF CONTENTS


PRELIMINARY..................................................................1

1   Definitions and Interpretation...........................................1

LISTING RULES................................................................3

2   Listing Rule Compliance..................................................3

CAPITAL AND SHARES...........................................................4

3   Issue of Shares..........................................................4

4   CHESS Approved Securities................................................4

5   Commission and brokerage.................................................4

6   Trusts not recognised....................................................4

7   Joint holders............................................................5

8   Share Certificates and Holding Statements................................5

9   Variation of class rights................................................5

CALLS........................................................................6

10  General..................................................................6

LIEN AND FORFEITURE..........................................................8

11  Lien.....................................................................8

12  Lien Sale................................................................8

13  Forfeiture...............................................................9

14  Liability of Former Member...............................................9

15  Disposal of Forfeited Shares............................................10

16  Proceeds of Lien or Forfeiture Sale.....................................10

TRANSFER OF SHARES..........................................................11

17  General.................................................................11

18  Subregisters............................................................12

19  Right to Refuse Registration............................................12

TRANSMISSION OF SHARES......................................................13

20  Title on Death..........................................................13

21  Entitlement to Transmission.............................................13

CHANGES TO SHARE CAPITAL....................................................14

22  Alteration of Capital...................................................14

GENERAL MEETINGS............................................................14

23  Convening...............................................................14

24  Notice..................................................................15

PROCEEDINGS AT GENERAL MEETINGS.............................................15

25  Member..................................................................15

26  Quorum..................................................................15

27  Chairperson.............................................................16

28  General Conduct.........................................................16

29  Adjournment.............................................................17

30  Decisions...............................................................18

31  Taking a Poll...........................................................18

32  Casting Vote of Chairperson.............................................19

33  Auditor's Right to he Heard.............................................19

VOTES OF MEMBERS............................................................19

34  Entitlement to Vote.....................................................19

35  Unpaid calls............................................................20

36  Joint Holders...........................................................20

37  Objections and Listing Rules............................................20

38  Proxies.................................................................20

39  Instrument Appointing Proxy.............................................21

40  Lodgement of Proxy......................................................21

41  Validity................................................................22

42  Representatives of Corporations.........................................22

APPOINTMENT AND REMOVAL OF DIRECTORS........................................22

43  No Share Qualification..................................................22

44  Number of Directors.....................................................22

45  Power to Remove and Appoint.............................................23

46  Retirement by Rotation..................................................23

47  Filling a Vacated Office................................................24

48  Nomination of Director..................................................24

49  Vacation of Office......................................................24

REMUNERATION OF DIRECTORS...................................................25

50  Remuneration of Non-Executive Directors and Executive Directors.........25

51  Benefit to Retiring Directors...........................................26

POWERS AND DUTIES OF DIRECTORS..............................................26

52  Directors to Manage Company.............................................26

PROCEEDINGS OF DIRECTORS....................................................27

53  Written Resolutions.....................................................27

54  Directors' Meeting......................................................27

55  Voting..................................................................28

56  Directors' Interests....................................................28

57  Alternate Directors.....................................................29

58  Remaining Directors.....................................................30

59  Chairperson.............................................................30

60  Directors' Committees...................................................30

61  Minutes.................................................................31

EXECUTIVE DIRECTORS.........................................................31

62  Appointment.............................................................31

63  Powers of Executive Directors...........................................32

SECRETARY...................................................................33

64  Secretary...............................................................33

SEALS.......................................................................33

65  Common Seal.............................................................33

66  Duplicate Seal..........................................................33

67  Certificate Seal........................................................34

INSPECTION OF RECORDS.......................................................34

68  Times for Inspection....................................................34

DIVIDENDS AND RESERVES......................................................34

69  Fix a Time for Payment of Dividends.....................................34

70  Reserves and Profits Carried Forward....................................34

71  Dividend Entitlement....................................................35

72  Restricted Securities...................................................35

73  Deductions from Dividends...............................................35

74  Distribution of Assets..................................................35

75  Payment.................................................................36

76  Election to reinvest dividend...........................................36

77  Election to accept Shares In Lieu of Dividend...........................36

78  Unclaimed dividends.....................................................37

79  Capitalisation of profits...............................................37

POWERS OF ATTORNEY..........................................................38

80  Powers of attorney......................................................38

NOTICES.....................................................................38

81  Service of notices......................................................38

AUDIT AND FINANCIAL RECORDS.................................................39

82  Company to keep financial records.......................................39

WINDING UP..................................................................40

83  Winding up..............................................................40

INDEMNITY...................................................................40

84  Indemnity...............................................................40

DEFERRED AND PREFERENCE SHARES..............................................41

85  The Schedule............................................................41

                                BRESAGEN LIMITED
                                 CAN 007 988 767

                                  CONSTITUTION

PRELIMINARY

1     DEFINITIONS AND INTERPRETATION

      1.1   In this Constitution unless a contrary intention appears:

            "ALTERNATE DIRECTOR" means a person appointed as an alternate director under clause 57;

            "BUSINESS DAY" has the same meaning as in the Listing Rules;

            "CHESS" means the Clearing House Electronic Subregister System;

            "CHESS APPROVED SECURITIES" means Shares which are the subject of the CHESS Rules;

            "CHESS RULES" means the SCH Business Rules and the provisions of the Corporations Law and Listing Rules concerning the electronic share transfer and registration system;

            "COMPANY" means BresaGen Limited, ACN 007 988 767;

            "CONSTITUTION" means this constitution as amended, varied or supplemented from time to. time;

            "DIRECTOR" means a person appointed to and acting. in the position of a director of the Company;

            "DIRECTORS" means any number (not being less than a quorum) of the Directors for the time being of the Company constituting a meeting of directors or authorised to act in accordance with this Constitution;

            "DIVIDEND" includes bonus and interim dividend;

            "EXECUTIVE DIRECTOR" has the meaning given by clause 62.2;

            "HOME BRANCH" has the same meaning as in the Listing Rules;

            "LISTING RULES" means the Listing Rules of the Stock Exchange and any other rules of the Stock Exchange which are applicable while the Company is admitted to the Official List of the Stock Exchange, each as amended or replaced from time to time, except to the extent of any express written waiver by the Stock Exchange;

            "MANAGING DIRECTOR" means a Director appointed as managing director under clause 62.1;

            "MEMBER" means a person whose name is entered on the Register as the holder of one or more Shares;

            "NON-EXECUTIVE DIRECTOR" means a Director who is not an Executive Director;

            "REGISTER" means the register of Members of the Company;

            "REGISTERED ADDRESS" means the address of a Member as noted in the Register;

            "REPRESENTATIVE" means a person authorised by a Member to act as its representative under clause 42 or under section 250D of the Corporations Law;

            "RESTRICTED SECURITIES" has the same meaning as in the Listing Rules; "Sd" means Securities Clearing House, as defined by the Corporations Law; "SCH Business Rules" means the business rules of SCH in force from time to time; "Seal" means the Company's common seal;

            "SECRETARY" means any person appointed by the Directors pursuant to clause 64 to perform any of the duties of a secretary of the Company and, if there are joint secretaries, any one or more of such joint secretaries;

            "SHARES" means shares in the capital of the Company; and

            "STOCK EXCHANGE" means Australian Stock Exchange Limited ACN 008 624691 or the Company's Home Branch, as the context requires, and includes any body corporate succeeding to all or most of the powers, functions and duties of Australian Stock Exchange Limited.

      1.2   INTERPRETATION RULES

            In this Constitution, unless a contrary intention appears:

            (a) a reference to any legislation or a provision of any legislation includes:

                  (i) all regulations, orders or instruments issued or made under the legislation or provision; and

                  (ii) any modification, consolidation, amendment, re-enactment, replacement or codification of such legislation or provision;

            (b) words or expressions:

                  (i) importing the singular include the plural and vice versa;

                  (ii)  importing a gender include the other genders; and

                  (iii) denoting individuals or persons include corporations, partnerships, unincorporated bodies, authorities and instrumentalities;

            (c) words used in this Constitution and given meaning in the Corporations Law have the meaning given to them in the Corporations Law;

            (d) an expression in a provision of this Constitution that deals with a matter dealt with by a provision of the Corporations Law has the same meaning as in that provision of the Corporations Law;

            (e) where a word or phrase is defined or given a meaning, any other part of speech or grammatical form has a corresponding meaning;

            (f) a reference to a clause number is a reference to a clause of this Constitution;

            (g) any heading is for convenience only and does not affect the interpretation of this Constitution;

            (h)   for the purpose of this Constitution, if the provisions of:

                  (i) the Corporations Law and the Listing Rules; or

                  (ii) the Corporations Law and the SCH Business Rules,

            conflict on the same matter, the provisions of the Corporations Law shall prevail.

      1.3   REPLACEABLE RULES

            The provisions of the Corporations Law that apply to certain companies as replaceable rules are displaced by this Constitution in their entirety and do not apply to the Company.

LISTING RULES

2     LISTING RULE COMPLIANCE

      If the Company is admitted to the official list of the Stock Exchange, the following clauses will apply:

            (a) notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done;

            (b) nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done;

            (c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

            (d) if the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision;

            (e) if the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision; and

            (f) if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

CAPITAL AND SHARES

3     ISSUE OF SHARES

      Subject  to  the   Corporations   Law,   the  Listing   Rules  and  this
      Constitution:

            (a) the Directors may issue, allot or dispose of Shares to such persons, at such times and on such terms and conditions as may be determined by the Directors;

            (b)   the Director's power under paragraph (a) include the power to:

                  (i) issue and allot Shares with any preferential, deferred or special rights, privileges or conditions, or any restrictions relating to dividend, voting, return of capital or otherwise;

                  (ii) issue and allot preference Shares on terms that they are, or at the option of the Company are liable, to be redeemed;
                  (iii) grant options over unissued Shares; and

                  (iv) grant other securities with rights of conversion to Shares.

4     CHESS APPROVED SECURITIES

      If any Shares are CHESS Approved Securities, the Company must comply with the CHESS Rules in respect of those Shares.

5     COMMISSION AND BROKERAGE

      The Company may exercise the power to pay brokerage or commission conferred by the Corporations Law. Any brokerage or commission paid by the Company may be made in cash, by the issue or allotment of Shares, or the issue of debentures, or by a combination of any of those methods.

6     TRUSTS NOT RECOGNISED

      Except as required by law, the Company will not recognise any person as holding a Share on trust and the Company will not be bound to recognise any equitable, contingent, future


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or partial interest or any other right in respect of a Share (whether or not the
Company has notice of the interest, trust or right concerned) except a Member's absolute right of ownership.

7     JOINT HOLDERS

      7.1 If two or more persons are registered as the holders of a Share, they shall be taken to hold the Share as joint tenants with rights of survivorship and the person whose name appears first on the Register is the only joint holder entitled to receive notices from the Company.

      7.2 Any joint holder of a Share may give an effective receipt for any dividend or return of capital payable to the joint holders of the Share.

      7.3 The Company is not bound to recognise or register more than 3 persons as joint holders of a Share.

8     SHARE CERTIFICATES AND HOLDING STATEMENTS

      8.1 Subject to the Corporations Law, the Listing Rules and the SCH Business Rules (as appropriate), the Directors may:

            (a) issue and dispatch a certificate to a Member for Shares registered in the Member's name;

            (b) receive and cancel worn out or defaced certificates and replace them with new certificates;

            (c) where the Directors have received satisfactory evidence that a certificate has been lost or destroyed (and has not been disposed of), issue a replacement certificate; and

            (d) if the Company participates in the electronic share transfer and registration system conducted in accordance with the CHESS Rules, issue and dispatch statements to Members as required by those Rules.

      8.2 Subject to the Corporations Law, the Listing Rules and the SCH Business Rules, Shares may be held on any subregister maintained by or on behalf of the Company.

9     VARIATION OF CLASS RIGHTS

      9.1 If the Company's share capital is divided into different classes of Shares, the rights attached to any class may, unless the terms of issue of Shares in that class state otherwise, be varied or cancelled with either:

            (a) the written consent of the holders of at least 75% of the issued Shares of that class; or

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            (b)   the sanction of a special resolution passed at a separate
                  meeting of the holders of Shares of that class.

      9.2 The provisions of this Constitution relating to general meetings apply, with necessary changes, to separate class meetings except that:

            (a) a quorum at such a meeting is constituted by 2 persons present in person or by proxy, attorney or Representative who together hold or represent at least one-third of the issued Shares of the class or, if there is only one holder of Shares in a class, that person; and

            (b) any holder of Shares of the class present in person or by proxy, attorney or Representative may demand a poll.

      9.3 The rights conferred on the holders of Shares which are not ordinary shares and which have preferential or other special rights will, unless otherwise expressly provided by their terms of issue, be taken to be varied or abrogated by:

            (a) the issue of more Shares; or

            (b) the conversion of existing Shares to new Shares,

            which rank equally with or in priority to those Shares.

CALLS

10    GENERAL

      10.1 Subject to the Listing Rules and the terms on which partly paid Shares are issued, the Directors may make calls on the holders of partly paid Shares for any money unpaid on those Shares.

      10.2 A call is deemed to be made when a resolution of the Directors authorising the call is passed. The Directors may revoke or postpone a call after it has been made.

      10.3  The Directors may require or allow a call to be paid by instalment.

      10.4 The Directors must provide written notice to a Member of a call made in respect of a Share held by that Member. The notice must specify the amount of the call, the due date or dates for payment of the call, the place for payment and any other information required by the Listing Rules.

      10.5 A Member to whom such notice is given must pay to the Company the amount specified in the notice at the date or dates and place specified in the notice. The joint holders of a Share are jointly and severally liable to pay a call in respect of the Share.

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      10.6  Failure to send a notice of a call to any Member or the non-receipt of a notice of a call by any Member does not invalidate the call.

      10.7  If:

            (a)   the Directors require a call to be payable by instalments; or

            (b) an amount becomes payable by the terms of issue of Shares on allotment, or at a time or in circumstances specified in the terms of issue,

            then the instalment or the amount (as the case may be) is payable as if it were a call made by the Directors and as if the Directors had given notice of it, and the consequences of late payment or non-payment of the instalment or the amount are the same as the consequences of late payment or non-payment of a call.

      10.8 If any amount called is not paid on or before the date appointed for payment, the person liable to pay the amount will be required to pay, in addition to the amount called:

            (a) interest on that amount from the due date to the time of actual payment at a rate determined by the Directors (which rate must not exceed 20% per annum); and

            (b) all expenses incurred by the Company as a consequence of the non-payment,

            provided that the Directors may waive payment of the interest and expenses in whole or in part.

      10.9 On the hearing of any action for the recovery of money due in respect of any call, proof that:

            (a) the name of the person sued was, when the call was made, entered in the Register as the holder or a holder of a Share in respect of which the call was made;

            (b) the resolution of the Directors authorising the call is duly recorded in the minute book of Directors' meetings; and

            (c)   notice of the call was given to the person sued,

            will be conclusive evidence of the debt.

      10.10 The Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

      10.11 The Directors may accept from a Member, subject to whatever terms and conditions they see fit, the whole or any part of the amount unpaid on a Share before that amount has been called.

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      10.12 The Directors may authorise the Company to pay interest on any amount accepted pursuant to sub-clause 10.11 until the date on which the amount becomes payable under a call and at a rate (not exceeding 20% per annum) agreed between the Member and the Directors.

LIEN AND FORFEITURE

11    LIEN

      11.1 To the extent permitted by the Listing Rules, the Company has a first and paramount lien on every partly paid Share and dividends from time to time declared, paid or made in respect of that Share for:

            (a) all due and unpaid calls and instalments in respect of the Share;

            (b) where the Share was acquired under an employee incentive scheme, any amount which is owed to the Company for acquiring the Share under the scheme; and

            (c) all money which the Company is required by law to pay (and has paid) in respect of the Share.

            In each case, the lien shall extend to reasonable interest, and expenses incurred by the Company by virtue of the amount not being paid.

      11.2 The Company may do all things which the Directors think necessary or appropriate to do under the SCH Business Rules and the Listing Rules to enforce or protect the Company's lien.

      11.3 The Company's lien on a Share is extinguished if a transfer of the Share is registered without the Company giving notice of the lien to the transferee.

      11.4 The Directors may exempt a Share wholly or partly from a lien.

12    LIEN SALE

      12.1 Subject to sub-clause 12.2 and the Listing Rules, the Company may sell, in any manner the Directors see fit, any Share on which the Company has a lien.

      12.2 A Share on which the Company has a lien cannot be sold by the Company unless:

            (a) a sum in respect of which the lien exists is presently payable; and

            (b) the Company gave, not less than 14 days before the date of the sale, written notice to the Member or the Member's executors or administrators who hold the Share (as the case may be) demanding payment of the sum.

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13    FORFEITURE

      13.1 The Directors may, at any time after a call or instalment in respect of a Share becomes payable and remains unpaid by a Member, serve a written notice on the Member requiring the Member to pay the unpaid amount, any interest that has accrued in respect of the unpaid amount and all expenses incurred by the Company as a consequence of the non-payment.

      13.2  The notice under sub-clause 13.1 must:

            (a) specify a day (not earlier than 14 days after the date of the notice) on or before which the payment required by the notice must be made; and

            (b) state that if a Member does not comply with the notice, the Shares in respect of which the call was made or the instalment is payable will be liable to be forfeited.

      13.3 If a Member does not comply with a notice given pursuant to sub-clause 13.1, any or all of the Shares in respect of which the notice was given may be forfeited pursuant to a resolution of the Directors to that effect.

      13.4 A forfeiture under sub-clause 13.3 will extend to all dividends declared in respect of the forfeited Shares and not actually paid before the forfeiture.

      13.5 On forfeiture, Shares become the property of the Company and must, subject to the Corporations Law and Listing Rules, be cancelled or sold, re-allotted or otherwise disposed of on such terms and conditions as determined by the Directors.

      13.6 The Directors may, at any time before a forfeited Share is cancelled, sold, re-allotted or otherwise disposed of, annul the forfeiture of the Share on such terms and conditions as determined by them.

      13.7  As soon as possible after a Share has been forfeited:

            (a) notice of the forfeiture must be given to the Member in whose name the Share was registered immediately before its forfeiture; and

            (b)   the forfeiture and its date must be noted in the Register.

      13.8 Omission or neglect to give notice of, or to note, a forfeiture as required by sub-clause 13.7 will not invalidate a forfeiture.

14    LIABILITY OF FORMER MEMBER

      14.1  A person whose Shares have been forfeited:

            (a)   will cease to be a Member in respect of the forfeited Shares;

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

            (b) will remain liable to pay all money (including interest and expenses) that was payable by the person to the Company at the date of forfeiture in respect of the forfeited Shares; and

            (c) will be liable to pay interest from the date of forfeiture until the date of payment of such money at a rate determined by the Directors (which rate must not exceed 20% per annum).

      14.2 A former Member's liability under sub-clause 14.1 ceases if and when:

            (a) the Company receives payment in full of all money (including interest and expenses) payable by the former Member in respect of the forfeited Shares; or

            (b) the liability is released or waived in accordance with the Listing Rules.

15    DISPOSAL OF FORFEITED SHARES

      15.1 Where the Company disposes of or sells a forfeited Share, the Company may receive the consideration (if any) given for the forfeited Share and effect a transfer of the Share in favour of the person to whom the Share is sold or disposed.

      15.2  The purchaser of a forfeited Share:

            (a) is not bound to check the regularity of the sale or the application of the purchase price;

            (b) obtains title to the Share despite any irregularity in the sale and will be registered as the holder of the Share; and

            (c) will not be subject to complaint or remedy by the former holder of the Share in respect of the purchase.

      15.3 A statement signed by a Director and the Secretary that a Share has been regularly forfeited and sold or re-allotted, or regularly sold without forfeiture to enforce a lien, is conclusive evidence of the matters stated as against all persons claiming to be entitled to the Share.

16    PROCEEDS OF LIEN OR FORFEITURE SALE

      The net proceeds of any sale of a Share made to enforce a lien or on forfeiture must be applied by the Company in the following order:

            (a)   payment of the costs of the sale;

            (b) payment of all amounts secured by the lien or of all money that was payable in respect of the forfeited Share; and

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            (c)   payment of any surplus to the person who was the holder of the
                  Share before the lien sale or before the Share was forfeited (as the case may be).

TRANSFER OF SHARES

17    GENERAL

      17.1 A Member may transfer all or any Shares held by the Member, subject to this Constitution.

      17.2 Shares which are Restricted Securities cannot be disposed of during the escrow period provided far by the Listing Rules, except as permitted by the Listing Rules or the Stock Exchange.

      17.3 Subject to sub-clause 17.4, Shares may be transferred by a written transfer instrument in any usual or common form or as approved by the Directors. A written transfer instrument must be:

            (a) executed by the transferor or (where the Corporations Law permits) stamped by the transferor's broker;

            (b) unless the Directors decide otherwise in the case of a fully paid Share, executed by the transferee or (where the Corporations Law permits) stamped by the transferee's broker; and

            (c) in the case of a transfer of partly paid Shares, endorsed or accompanied by an instrument executed by the transferee or by the transferee's broker to the effect that the transferee agrees to accept the Shares subject to the same terms and conditions on which the transferor held them, to become a Member and to be bound by this Constitution.

      17.4 The Directors may direct that the Company participate in the electronic share registration and transfer system conducted in accordance with the CHESS Rules. If the Company participates in such system then, notwithstanding any other provision of this Constitution, the Company must comply with and give effect to the CHESS Rules.

      17.5 In order to effect a transfer of Shares by way of a written transfer instrument:

            (a) the written transfer instrument must be left at the Company's registered office or at any other address specified by the Company;

            (b) where a certificate has been issued in respect of the Shares, the instrument must be accompanied by such certificate, unless the Directors waive production of the certificate;

            (c) the Directors may require other evidence of the transferor's right to transfer the Shares; and

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            (d)   the transfer must be registered and the name of the transferee must be entered in the Register.

      If the requirements of paragraphs (a) to (d) are satisfied then, subject to clause 19, the transfer shall be effected.

      17.6 Except in the case of a proper SCH transfer, a transferor of Shares remains the holder of the Shares transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the Shares and a transfer of Shares does not pass the right to any dividends in respect of the Shares until such registration.

18    SUBREGISTERS

      The Company must observe the SCH Business Rules relating to any right to close a subregister operated by the Company and the collection and processing of SCH related messages.

19    RIGHT TO REFUSE REGISTRATION

      19.1  The Directors may only:

            (a) refuse to register a transfer of Shares by way of a written transfer instrument; or

            (b) request SCH to apply a holding lock to prevent a proper SCH transfer of Shares,

      in circumstances where the Listing Rules permit (whether expressly or by implication) or require the Company to do so.

      19.2 Without limiting the generality of sub-clause 19.1, the Directors must refuse to register a transfer of Shares which are Restricted Securities during the escrow period provided for by the Listing Rules, unless the transfer is permitted by the Listing Rules or the Stock Exchange.

      19.3 If the Company refuses to register a transfer of Shares by way of a written transfer instrument or requests SCH to apply a holding lock to prevent a proper SCH transfer of Shares, the Company must, in accordance with the Listing Rules, tell the lodging party of the refusal or holding lock and the reasons for the refusal or holding lock.

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TRANSMISSION OF SHARES

20    TITLE ON DEATH

      20.1  In the case of the death of a Member:

            (a) the legal personal representative of the Member, where the Member was the sole holder of the Share; and

            (b) the other joint holder, where the deceased Member was a joint holder of Shares,

            are the only persons whom the Company will recognise as having any title to the deceased Member's Shares.

      20.2 The estate of the deceased Member or any other joint holder will not be released from any liability to the Company in respect of the Shares.

      20.3 The Company may register or give effect to a transfer to a transferee who dies before the transfer is registered.

21    ENTITLEMENT TO TRANSMISSION

      21.1 A person who becomes entitled to a Share in consequence of the death, mental illness or bankruptcy of a Member may, subject to producing evidence of his or her entitlement which is satisfactory to the Directors, elect to:

            (a)   be registered as the holder of the Share; or

            (b) nominate another person to be registered as the holder of the Share.

      21.2  If such person:

            (a) elects to be registered as the holder of the Share, then the person must deliver or send to the Company a written notice of election signed by him or her; or

            (b) nominates another person to be registered as the holder of the Share, the person must execute a transfer of the Share to that other person.

      21.3 An election to be registered as a holder of a Share under sub-clause 21.1(a) and a transfer of a Share pursuant to sub-clause 21.2(b) are subject to the same limitations, restrictions and provisions of this Constitution as would apply if they were a transfer made by a Member pursuant to clause 17.

      21.4 A person who has become entitled to a Share by operation of law and produced evidence of his or her entitlement which is satisfactory to the Directors, is entitled to receive dividends and other rights in respect of the Share.

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      21.5  Where two or more persons are jointly entitled to a Share in consequence of the death of the registered holder, they will be considered to be joint holders of the Share.

CHANGES TO SHARE CAPITAL

22    ALTERATION OF CAPITAL

      22.1  The Company may,  subject to the  Corporations Law and the Listing
            Rules:

            (a)   consolidate and divide all or any of its share capital;

            (b)   subdivide all or any of its Shares;

            (c) cancel Shares that have not been taken or agreed to be taken by any person or have been forfeited; and

            (d)   reduce its share capital.

      22.2 For the purpose of giving effect to any consolidation and division of share capital, or any subdivision of Shares, the Directors may settle any difficulty which arises with respect to fractions of Shares in any manner that they think expedient.

      22.3 In a reduction of share capital under the Corporations Law that is an equal reduction, the terms of the reduction may comprise or include the transfer or distribution of specific assets (whether held in the name of the Company or in the name of any wholly owned subsidiary of the Company), including fully paid shares in, or debentures of, any other corporation.

      22.4 For the purposes of any transfer or distribution of shares in any other corporation under the terms of an equal reduction as referred to in sub-clause 22.3, each Member:

            (a) is deemed to have agreed to become a member of that corporation; and

            (b) appoints the Company or any of the Directors as its agent to execute any transfer of shares or other document required to effect the transfer or distribution of shares to that Member.

GENERAL MEETINGS

23    CONVENING

      23.1 The Directors may convene a general meeting of the Company whenever they think fit. The Directors must convene a general meeting when requisitioned by a Member in accordance with the Corporations Law.

      23.2 Annual general meetings are to be held in accordance with the Corporations Law.

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24    NOTICE

      24.1 Members must be given written notice of a general meeting in accordance with the Corporations Law and the Listing Rules. Without limiting the generality of the foregoing, such notice must:

            (a) specify the place, date and time of the meeting (and if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting);

            (b) state the general nature of the business to be transacted at the meeting;

            (c) specify a place, facsimile number and (if the Directors desire) an electronic address for the purposes of lodging proxy appointments; and

            (d) specify particulars of any determination made under section 1 109N of the Corporations Law.

      24.2 The Directors may postpone a general meeting, change the place at which a general meeting is to be held or cancel a general meeting (other than a meeting convened as the result of a requisition by a Member in accordance with the Corporations Law) at any time before the day of the meeting. The Directors must give notice of a postponement, change or cancellation to all persons entitled to receive notices of general meetings from the Company.

      24.3 An omission to send a notice of a general meeting (including a proxy appointment form) or a notice of the postponement, change in place or cancellation of a general meeting to any Member or the non-receipt of any such notice (or proxy appointment form) by any Member does not invalidate the proceedings at or any resolution passed at the relevant general meeting.

PROCEEDINGS AT GENERAL MEETINGS
25    MEMBER

      In clauses 26, 27, 28, 30, and 34 "Member" includes a Member present in person or by proxy, attorney or Representative.

26    QUORUM

      26.1 No business will be transacted at a general meeting unless a quorum of Members is present comprising five Members holding not less than five percent of the issued capital of the Company.

      26.2 If a quorum is not present within .30 minutes after the time appointed for the commencement of a general meeting:

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            (a)   if the meeting was convened by or on the requisition of
                  Members, it is automatically dissolved; or

            (b)   in any other case:

                  (i) it will stand adjourned to the same time and place seven days after the meeting, or to another day, time and place as determined by the Directors; and

                  (ii) if at the adjourned meeting a quorum is not present within 30 minutes after the time appointed for the commencement of the meeting, the meeting is automatically dissolved.

27    CHAIRPERSON

      27.1 The chairperson of Directors' meetings, or in the chairperson's absence, the deputy chairperson of Directors' meetings, will be the chairperson at every general meeting of Members.

      27.2  If:

            (a) there is no chairperson or deputy chairperson of Directors' meetings; or

            (b) neither the chairperson nor the deputy chairperson of Directors' meetings is present within 15 minutes after the time appointed for the commencement of the general meeting; or

            (c) the chairperson and the deputy chairperson of Directors' meetings are unwilling to act as chairperson of the general meeting, then the Directors present may elect a chairperson of the general meeting.

      27.3 If no chairperson is elected by the Directors in accordance with clause 27.2, then:

            (a) the Members may elect one of the Directors present as chairperson of the general meeting; or

            (b) if no Director is present or willing to take the chair, the Members may elect one of the Members present as chairperson of the general meeting.

28    GENERAL CONDUCT

      28.1 The chairperson of a general meeting will be responsible for the general conduct of the meeting and may require the adoption of any procedures which are in his or her opinion necessary or desirable for proper and orderly debate or discussion and the proper and orderly casting or recording of votes at the general meeting.

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      28.2  If there is a dispute at a general meeting about a question of procedure, othe chairperson may determine the question and any such determination will be final and conclusive.

      28.3 The chairperson may, at any time he or she considers it necessary or desirable for the proper and orderly conduct of the meeting:

            (a) terminate debate or discussion of any business, question, motion or resolution being considered by the meeting and require any such business, question, motion or resolution to be put to a vote of the Members present;

            (b) allow debate or discussion on any business, question, motion or resolution being considered by the meeting to continue,

            and any such decision by the chairperson is final.

      28.4 The Chairperson of an annual general meeting must allow a reasonable opportunity for the Members at the meeting to:

            (a) ask questions about or make comments on the management of the Company; and

            (b) ask the Auditor or his or her representative questions relevant to the conduct of the audit and the preparation and contents of the Auditor's report.

      28.5 The chairperson may refuse a person admission to, or require a person to leave and not return to, a general meeting if the person:

            (a) refuses to permit examination of any article in the person's possession; or

            (b) is in possession of any electronic or recording device, placard or banner or other article which the chairperson considers to be dangerous, offensive or liable to cause disruption.

29    ADJOURNMENT

      29.1 The chairperson may with the consent of a general meeting, and must if directed by the meeting, adjourn the general meeting to another time.

      29.2 An adjourned general meeting may take place at a different venue from the initial meeting.

      29.3 The only business that can be transacted at an adjourned general meeting is the unfinished business of the initial meeting.

      29.4 If a general meeting has been adjourned for more than 30 days, notice of the adjourned general meeting must be given to Members as if it were an original

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            general meeting, but otherwise it is not necessary to give notice of an adjourned general meeting or the business of an adjourned general meeting.

      29.5 A poll cannot be demanded on any resolution concerning the adjournment of a general meeting, except by the chairperson. .

30    DECISIONS

      30.1 Subject to the Corporations Law provisions in relation to special resolutions, a resolution is carried if a majority of the votes cast on the resolution are in favour of the resolution.

      30.2 A resolution put to the vote of a general meeting will be decided on a show of hands unless a poll is demanded in accordance with the Corporations Law.

      30.3  Unless a poll is demanded:

            (a) a declaration by the chairperson that a resolution has been carried, carried by a specified majority, or lost; and

            (b) an entry to this effect in the minutes of the meeting, are conclusive evidence of the fact without proof of the number or proportion of the votes in favour of or against the resolution.

      30.4  A demand for a poll may be withdrawn.

      30.5 A decision of a general meeting may not be impeached or invalidated on the ground that a person voting at the meeting was not entitled to do so.

31    TAKING A POLL

      31.1 Subject to clause 31.2, if a poll is duly demanded it will be taken either immediately or after an interval or adjournment as the chairperson directs.

      31.2 A poll demanded by the chairperson on any resolution concerning the adjournment of a meeting must be taken immediately.

      31.3 The result of a poll will determine whether the resolution in respect of which the poll was demanded is carried or lost.

      31.4 The chairperson may determine any dispute about the admission or rejection of a vote on a poll, and such determination, if made in good faith, will be final and conclusive.

      31.5 A poll cannot be demanded on any resolution concerning the election of the chairperson of a meeting.

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

32    CASTING VOTE OF CHAIRPERSON

      The chairperson does not have (in addition to any votes cast by the chairperson as a Member, proxy, attorney or Representative) a casting vote on a show of hands or on a poll.

33    AUDITOR'S RIGHT TO he Heard

      The Company's auditor is entitled to:

            (a) receive notice of and attend any general meeting of the Company;

            (b) be heard at any general meeting of the Company on any part of the business of the meeting that concerns the Auditor in his or her capacity as auditor, even if:

                  (i) the Auditor retires at the meeting; or

                  (ii) the Members pass a resolution to remove the Auditor from office; and

            (c) authorise a person in writing to attend and speak at any general meeting as the Auditor's representative.

VOTES OF MEMBERS
34    ENTITLEMENT TO VOTE

      34.1 Subject to the Corporations Law, this Constitution and to any rights or restrictions attaching to any class of Shares, at meetings of Members or classes of Members each Member may vote and:

            (a) on a show of hands every Member has one vote;

            (b) on a poll every Member has:

                  (i)   one vote for each fully paid Share held by the Member;
                        and

                  (ii) for each partly paid Share held by the Member, a fraction of a vote equivalent to the proportion which the amount paid (not credited) on the Share is of the total amounts paid and payable (excluding amounts credited) on the Share.

      34.2 A Member who holds Shares that are Restricted Securities is not entitled to any voting rights in respect of those Shares during a breach of the Listing Rules or a restriction agreement in relation to those Shares.

      34.3 If a Member is of unsound mind or is a person whose estate is liable to be dealt with in any way under laws relating to mental health, the Member's committee or trustee or such other person as properly has the management of the Member's estate may exercise any rights of the Member in relation to a general meeting as if the committee, trustee or other person were the Member.

35    UNPAID CALLS

      A member is not entitled to vote at a general meeting unless all calls and other sums presently payable by the Member in respect of the Member's Shares have been paid.

36    JOINT HOLDERS

      36.1 If two or more joint holders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted to the exclusion of the other joint holder or joint holders.

      36.2 For the purpose of this clause 36, several executors or administrators of a deceased Member in whose sole name any Shares are registered will be deemed joint holders of the Shares.

37    OBJECTIONS AND LISTING RULES

      37.1 An objection to the qualification of a voter may only be raised at the general meeting or adjourned general meeting at which the vote was cast. An objection must be referred to the chairperson of the meeting, whose decision made in good faith is final. Subject to sub-clause 37.2, a vote not disallowed pursuant to such an objection is valid for all purposes.

      37.2 A vote which the Listing Rules require the Company to disregard is not valid.

38    PROXIES

      38.1 A Member who is entitled to attend and cast a vote at: a general meeting of the Company may appoint not more than two other persons, who need not be Members, as that Member's proxy or proxies to attend and vote at a general meeting on that Member's behalf.

      38.2 A proxy or attorney may be appointed for all general meetings, for any number of general meetings or for a particular purpose.

      38.3 If a Member appoints one proxy, that proxy may vote on a show of hands. If a Member appoints two proxies neither proxy may vote on a show of hands.

      38.4  A proxy may demand or join in demanding a poll.

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

39    INSTRUMENT APPOINTING PROXY

      39.1 A notice of a general meeting must contain an instrument for appointing a proxy which is in a form as approved by the Directors from time to time and (where required) complies with the Listing Rules.

      39.2 An instrument appointing a proxy must be signed by the appointor or the appointor's attorney or, if the appointor is a corporation, be under the appointor's common seal or signed by a director, secretary or attorney of the corporation.

      39.3 A proxy may vote or abstain as he or she chooses except to the extent that his or her appointment indicates the manner in which the proxy must vote on any resolution. The proxy must vote or abstain on a poll or show of hands in accordance with any such instructions.

      39.4  A proxy's appointment is valid at an adjourned meeting.

      39.5 Unless otherwise provided for in the instrument appointing a proxy or in any instrument appointing an attorney, the appointment of a proxy or an attorney will be taken to confer authority on the appointee:

            (a) to vote on any amendment moved to the proposed resolutions and on any motion that the proposed resolutions not be put or any similar motion; and

            (b) to vote on any procedural motion, including any motion to elect a chairperson, to vacate the chair or to adjourn the meeting.

      39.6 If an instrument of proxy is signed by a Member but does not name the proxy or proxies in whose favour it is given, the chairperson may either act as proxy or complete the instrument of proxy by inserting the name or names of one or more Directors or the Secretary.

40    LODGEMENT OF PROXY

      40.1 The instrument appointing a proxy must be received by the Company at its registered office or at such other address as the Company may direct at least 48 hours before the time for holding the general meeting or adjourned general meeting to which the proxy relates (unless specified otherwise in the notice of meeting to which the proxy relates). If the instrument appointing a proxy purports to be executed under a power of attorney or other authority, the original document or a notarially certified copy of it must be forwarded with the written appointment.

      40.2 If sub-clause 40.1 is not complied with, the appointment of a proxy will not be treated as valid.

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

41    VALIDITY

      A vote cast in accordance with an instrument appointing a proxy or a power of attorney is valid notwithstanding that before the vote was cast the appointor:

            (a)   died;

            (b)   became of unsound mind;

            (c)   revoked the proxy or power; or

            (d)   transferred the Shares in respect of which the vote was cast,

            unless written notification of the death, unsoundness of mind, revocation or transfer was received by the Company at its registered office or at such other address as the Company may allow before the commencement of the relevant general meeting or adjourned general meeting.

42    REPRESENTATIVES OF CORPORATIONS

      42.1 Any Member which is a body corporate may appoint an individual as its representative in relation to general meetings or as otherwise permitted by the Corporations Law.

      42.2 The chairperson of a general meeting may permit a person claiming to be a Representative to exercise his or powers even if he or she has not produced a certificate evidencing his or her appointment.

      42.3 The appointment of a representative may set out restrictions on the representative's powers.

APPOINTMENT AND REMOVAL OF DIRECTORS

43    NO SHARE QUALIFICATION

      A Director or an Alternate Director need not hold any Shares to qualify for the office of Director or Alternate Director, but a Director (and an Alternate Director when acting as a Director) is entitled to notice of, and to attend and speak at, all general meetings and at every meeting of the holders of Shares or any class of Shares.

44    NUMBER OF DIRECTORS

      44.1 The number of Directors of the Company shall be as fixed by the Directors from time to time, provided that such number must not be less than 3 or more than 12.

      44.2 The Directors and the Secretary in office as at the date on which this Constitution is adopted by the Company shall continue in office subject to this Constitution.

      44.3 The Directors may appoint any person as a Director to fill a casual vacancy or as an addition to the existing Directors, provided that this does not result in the total number of Directors exceeding the maximum number specified in sub-clause 44.1. A Director appointed under this sub-clause:

            (a) must retire at the first annual general meeting following his or her appointment, and

            (b) will not be taken into account in determining the number of Directors who must retire by rotation.

45    POWER TO REMOVE AND APPOINT
      45.1 Subject to the Corporations Law, the Company may, by resolution passed in general meeting:

            (a)   appoint a person as Director;

            (b) remove any Director before the end of the Director's period of office and appoint another person in the Director's place.

      45.2 A person appointed under paragraph 45.1(b) will hold office for the period for which the Director replaced would have held office if he or she had not been removed.

      45.3 If a majority of Directors is of the opinion that the conduct or position of any Director is such that the Director's continuance in office would be prejudicial to the interests of the Company, the majority of Directors may suspend that Director. The Directors must convene a general meeting within 14 days of the suspension at which the Members may either confirm the suspension and remove the Director from office pursuant to sub-clause 45.1(b) or annul the suspension and reinstate the Director.

46    Retirement by Rotation

      46.1 At each annual general meeting, one-third of the Directors or, if their number is not three or a multiple of three, then the number nearest to, but no more than, one-third, must retire from office and their positions be open to election.

      46.2 The Directors subject to retirement under sub-clause 46.1 are those Directors who have been longest in office since they were last appointed. Directors appointed on the same day may agree amongst themselves or determine by lot which of them is subject to sub-clause 46.1.

      46.3  In any other case, a Director must retire from office:

            (a) at the third annual general meeting after the Director was last appointed; or

            (b) three years after the Director was last appointed, whichever is longer.

      46.4  A retiring director is eligible for re-election.

      46.5 The Managing Director shall not while holding that office be subject to this clause 46 or be taken into account in determining the rotation of retirement of Directors.

47    FILLING A VACATED OFFICE

      47.1 If a Director retires at a general meeting, the general meeting may by ordinary resolution elect a person to fill the vacated office.

      47.2 If a retiring Director has offered himself or herself for re-election, the retiring Director will be considered to have been re-elected unless, at the general meeting at which he or she retires:

            (a)   it is resolved not to fill the vacated office;

            (b)   the general meeting elects another person to the office; or

            (c) a resolution for the re-election of the Director is put and lost.

48    NOMINATION OF DIRECTOR

      48.1 A person other than a Director seeking re-election is not eligible for election as a Director at a general meeting unless the person, or a Member who intends to propose the person, has left at the Company's registered office a written notice:

            (a)   stating the person's consent to the nomination;

            (b) stating either that the person is a candidate for the office of Director or that the Member intends to propose the person for election to the office of Director; and

            (c) which is countersigned by at least 50 Members, unless the Member who intends to propose the person has at least 5% of the votes that may be cast at a general meeting of the Company.

      48.2 A notice given in accordance with clause 48.1 must be left at the Company's registered office or at such other address as the Company may specify at least:

            (a) in the case of a person recommended for election by the Directors, 20 Business Days before the relevant general meeting; and

            (b) in any other case, 30 Business Days before the relevant general meeting.

49    VACATION OF OFFICE

      The office of a Director immediately becomes vacant if the Director:

            (a) ceases to be a Director by virtue of the operation of the Corporations Law;

            (b) is prohibited by the Corporations Law from holding office or continuing as a Director;

            (c) is prohibited from holding, or is removed from, the office of Director by an order made under the Corporations Law;

            (d) becomes bankrupt or makes any general arrangement or composition with his or her creditors;

            (e) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under laws relating to mental health;

            (f) is removed by a resolution passed at a general meeting of the Company;

            (g) is absent from Directors' meetings for three consecutive months without the consent of the Directors; or

            (h)   resigns that office by written notice to the Company;

REMUNERATION OF DIRECTORS

50    REMUNERATION OF NON-EXECUTIVE DIRECTORS AND EXECUTIVE DIRECTORS

      50.1 Subject to sub-clause 50.2, Non-Executive Directors may be remunerated for their services, provided that such remuneration is paid as a fixed sum and not as a commission on, or a percentage of, profits or operating revenue.

      50.2 The aggregate of all remuneration paid by the Company to Non-Executive Directors must not exceed a maximum sum as determined by the Company in general meeting. This sum must not be increased without obtaining the approval of the Company in general meeting in accordance with the Listing Rules.

      50.3 If a Non-Executive Director is required to perform services for the Company which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, the Company may pay the Non-Executive Director a fixed sum determined by the Directors in addition to or instead of the Director's remuneration under sub-clause 50.1. No payment may be made under this sub-clause if the payment would result in the aggregate of all remuneration paid to Non-Executive Directors exceeding the maximum sum referred to in sub-clause 50.2.

      50.4 The remuneration of an Executive Director may from time to time be fixed by the Directors. Subject to the Listing Rules, the remuneration may be by way of salary, commission, participation in profits, by the issue or allotment of Shares or options over unissued Shares or by all or any of these modes, but must not be by commission on, or a percentage of, operating revenue.

      50.5 The Company may pay all travelling, hotel and other expenses properly incurred by a Director in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the Company's business.

      50.6 The Company may also pay a premium in respect of a contract insuring a person who is or has been a Director against liability incurred by the person as a Director, except in circumstances prohibited by the Corporations Law.

51    BENEFIT TO RETIRING DIRECTORS

      51.1 Subject to the Listing Rules and the Corporations Law, the Company may, at the discretion of the Directors:

            (a) pay a Director a gratuity, pension, allowance or other benefit on retirement or other vacation of office;

            (b) contribute to any premiums for the purchase or provision of any such gratuity, pension, allowance or other benefit; and

            (c) enter into a contract with a prospective, present or former Director for the payment of the benefits and making of the contributions referred to in paragraphs (a) and (b).

      51.2 The Directors may establish, support or assist in the establishment or support of funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to the Directors.

POWERS AND DUTIES OF DIRECTORS

52    DIRECTORS TO MANAGE COMPANY

      52.1 The business of the company is to be managed by the Directors who may exercise all powers of the Company that this Constitution, the Corporations Law or the Listing Rules do not require to be exercised by the Company in general meeting.

      52.2 Without limiting the generality of clause 52.1, the Directors may exercise all the powers of the Company to:

            (a)   borrow money;
            (b) charge any property or business of the Company or all or any of its uncalled capital;

            (c) issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person; and

            (d) guarantee or become liable for the payment of money or the performance of any obligation by or of any other person.

      52.3 The Directors may, by power of attorney, appoint any person to be the attorney of the Company for such purpose and with the powers, authorities and discretions vested in or exercisable by the person for such period and subject to such terms and conditions as the Directors think fit.

PROCEEDINGS OF DIRECTORS

53    WRITTEN RESOLUTIONS

      53.1 If a majority of the Directors who are eligible to vote on a resolution have signed a document containing a statement that they are in favour of a resolution as set out in the document, then a resolution in those terms is taken to have been passed, without a Directors' meeting having been held, on the day on which the document was last signed by a Director forming part of the majority.

      53.2 Any resolution under sub-clause 53.1 may consist of several documents in like form, each signed by one or more Directors.

      53.3 Any documents referred to in this clause 53 may be in the form of a facsimile transmission or electronic notification.

      53.4 This clause 53 also applies to meetings of Directors' committees as if all members of the committee were Directors.

      53.5 Any document referred to in this clause 53 must be sent to every Director who is entitled to vote on the resolution (whether or not the Director intends to sign the document).

54    DIRECTORS' MEETING

      54.1 Upon receiving a request from the chairperson, the deputy chairperson, or any 2 Directors for a meeting of Directors to be held, the Secretary must call a meeting of Directors.

      54.2 All Directors are entitled to notice of a Directors' meeting. Notice of a meeting of Directors may be given in writing, or the meeting may be otherwise called using any technology consented to by all the Directors.

      54.3 Subject to the Corporations Law, a Directors' meeting may be held by the Directors communicating with each other by any technological means by which they are able simultaneously to hear each other and to participate in discussion. A Director who participates in a meeting held in accordance with this clause 54.3 is taken to be present and entitled to vote at the meeting.

      54.4 Clause 54.3 also applies to meetings of Directors' committees as if all members of the committee were Directors.

      54.5 The Directors may meet together, adjourn and regulate their meetings as they think fit.

      54.6 Subject to the Corporations Law, a quorum for meetings of Directors may be fixed by the Directors, provided that a quorum so determined must not be less than two.

      54.7 Where a quorum cannot be established for the consideration of a particular matter at a meeting of Directors, the chairperson or the Managing Director may convene a general meeting of Members to deal with the matter.

      54.8 If it is discovered that there was a defect in the appointment of a person as a Director, Alternate Director or member of a Directors' committee, or a person appointed to one of those positions was disqualified from acting in that position, all acts of the Directors or the Directors' committee before the discovery was made are as valid as if the person had been duly appointed or was not disqualified.

55    VOTING

      55.1 Questions arising at a meeting of Directors are to be decided by a majority of votes of the Directors present and voting.

      55.2 Subject to clause 56, each Director has one vote at a Directors' meeting.

      55.3 In the event of an equality of votes, the chairperson of a meeting of Directors has a casting vote in addition to his or her deliberative vote, except at a meeting where only two of the Directors who are present are entitled to vote.

      55.4 (a) An Alternate Director has one vote for each Director for whom he or she is an alternate.

            (b) If the Alternate Director is a Director, he or she also has a vote as a Director.

56    DIRECTORS' INTERESTS

      56.1 A Director who has a material personal interest in a matter that is to be considered at a meeting of Directors:

            (a) must not vote on the matter or be present while the matter is being considered at the meeting; and

            (b)   must not be counted in the quorum in relation to that matter,

            if to do so would be contrary to the Corporations Law~

      56.2  Each Director must disclose to the Company particulars of:

            (a) any material contract in which the Director is interested, including the names of the parties to the contract, particulars of the contract, and the Director's interest in the contract; and

            (b) any material personal interest in a matter that is being considered at a meeting of the Directors.

      56.3 Voting by a Director contrary to this clause 56, or failure by a Director to make disclosure pursuant to this clause 56, does not render void or voidable a contract in which the Director has an interest.

      56.4 Provided that a Director makes disclosure as required by this clause 56, the Director and any firm, body or entity in which a Director has a direct or indirect interest may in any capacity:

            (a)   enter into any contract or arrangement with the Company;

            (b) be appointed to and hold any office or place of profit under the Company, other than the office of auditor of the Company; and

            (c) act in a professional capacity, other than as auditor of the Company, for the Company,

            and may receive and retain for his or her benefit any remuneration, profits or benefits so received as if he or she were not a Director.

57    ALTERNATE DIRECTORS

      57.1 A Director may, with the approval of the chairperson, appoint any person as his or her alternate. The appointment of an Alternate Director may be revoked at any time by the appointing Director or by a majority of the other Directors.

      57.2 An Alternate Director is entitled to notice of Directors' meetings while he or she is acting in that capacity and, if the appointing Director is not present at a meeting, is entitled to attend, be counted in a quorum (only once, regardless of any other capacity in which he or she is present) and vote as a Director.

      57.3 An Alternate Director is an officer of the Company and is not an agent of the appointing Director.

      57.4 The provisions of this Constitution which apply to Directors also apply to Alternate Directors, except that an Alternate Director is not entitled in his or her capacity as Alternate Director to any remuneration from the Company otherwise than from his or her appointing Director.

      57.5 An Alternate Director's appointment ends automatically when his or her appointing Director ceases to be a Director.

      57.6 Any appointment or revocation under this clause must be effected by written notice delivered to the Secretary. o

      57.7 For the purposes of clause 56, an Alternate Director does not have an interest in a contract or arrangement or a material personal interest in a matter by reason only of the fact that his or her appointing Director has such an interest.

58    REMAINING DIRECTORS

      58.1  The Directors may act even if there are vacancies on the board.

      58.2 If the number of Directors is not sufficient to constitute a quorum at a Directors' meeting, the Director or Directors may act only to:

            (a) appoint a Director; or

            (b) convene a general meeting.

59    CHAIRPERSON

      59.1 The Directors may elect a Director as chairperson of Directors' meetings and may determine the period for which the chairperson will hold office.

      59.2 The Directors may elect a Director as deputy chairperson to act in the chairperson's absence and may determine the period for which deputy chairperson will hold office.

      59.3 If no chairperson is elected, or if the chairperson and the deputy chairperson are not willing to act as chairperson or are not present at any Directors' meeting within 10 minutes after the time appointed for the meeting to begin, the Directors present must elect a Director present to be chairperson of that meeting.

60    Directors' Committees

      60.1 The Directors may delegate any of their powers, other than those which by law must be dealt with by the Directors as a board, to a committee or committees. The Directors may at any time revoke any delegation of power to a committee.

      60.2 At least one member of each committee must be a Director. The other members of a committee will be chosen by the Directors.

      60.3 A committee must exercise its powers in accordance with any directions given by the Directors and a power exercised in that way is taken to have been exercised by the Directors.

      60.4 A committee may be authorised by the Directors to sub-delegate all or any of the powers for the time being vested in it.

      60.5 Meetings of a committee will be governed by the provisions of this Constitution which deal with Directors' meetings so far as they are applicable and are not inconsistent with any directions given by the Directors.

      60.6  A committee may meet and adjourn as its thinks fit:

      60.7 Questions arising at a meeting of a committee will be determined by a majority of votes of the committee members present and entitled to vote.

61    MINUTES

      61.1  The Directors must cause minutes to be made of

            (a) all proceedings and resolutions of:

                  (i) general meetings;

                  (ii) Directors' meetings; and

                  (iii) meetings of Directors' committees,

                  and such minutes must include the names of the Directors present at all general meetings, Directors' meetings and meetings of Directors' committees;

            (b)   all resolutions passed by Directors in accordance with clause
                  53;

            (c) appointments of officers, but only if the Directors resolve that a minute of the appointment should be made; and

            (d)   all disclosures of interests made pursuant to clause 56.

      61.2 Minutes must be signed by the chairperson of the meeting or by the chairperson of the next meeting, and if so signed will as between the Members, Directors or committee members (as the case may be) be conclusive evidence of the matters stated in the minutes.

EXECUTIVE DIRECTORS

62    APPOINTMENT

      62.1  The Directors may appoint:

            (a)   a Director to the office of Managing Director;

            (b) a Director to any other full-time or substantially full-time executive position in the Company,

            on such terms and conditions as they think fit.

      62.2 A Director appointed under sub-clause 62.1(a) or 62.1(b), and a Director otherwise occupying a full-time or substantially full-time executive position in the Company or a related body corporate, is referred to in this Constitution as an Executive Director.

      62.3 The position of chairperson of Directors' meetings may be a full-time executive position if the Directors so resolve.

      62.4 If the appointment of an Executive Director is for a fixed term, the term must not exceed five years.

      62.5 Without limiting the rights of the Company in general meeting under clause 45, the Directors may, subject to the terms of an Executive Director's employment contract, suspend, remove or dismiss him or her from executive office and appoint another Director or other person in that place.

      62.6 If an Executive Director is suspended from executive office, he or she will be entitled to attend and be heard, but will not be entitled to vote (unless the Directors otherwise determine) at any meeting of Directors.

      62.7 A Director who holds any executive office in the Company (including the office of Managing Director) ceases to be a Director when he or she ceases to hold that executive office.

      62.8 A person ceasing to be a Director by virtue of sub-clause 62.7 will not thereby be rendered ineligible for appointment as a Director.

63    POWERS OF EXECUTIVE DIRECTORS

      63.1 The Directors may confer on an Executive Director any powers exercisable by the Directors, subject to any terms and conditions determined by the Directors. Any power conferred on an Executive Director may be concurrent with but not to the exclusion of the Directors' powers.

      63.2 The Directors may authorise an Executive Director to sub-delegate all or any of the powers vested in the Executive Director.

      63.3 The Directors may at any time withdraw or vary any of the powers conferred on an Executive Director.

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

SECRETARY

64    SECRETARY

      64.1 The Directors must appoint at least one Secretary of the Company. The appointment of a Secretary shall be on such terms and conditions as determined by the Directors.

      64.2 The Directors may, subject to the terms of the Secretary's employment contract, suspend, remove or dismiss the Secretary.

      64.3 The Directors may vest in a Secretary such powers, duties and authorities as they may from time to time determine and the Secretary must exercise all such powers and authorities subject to the control of the Directors.

      64.4 A Secretary is entitled to receive notice of, and attend all meetings of the Directors and all general meetings of the Company and may be heard on any matter at such meetings.

SEALS

65    Common Seal

      If the Company has a Seal:

            (a)   the Directors must provide for the safe custody of the Seal;

            (b) the Seal must not be used except with the authority of the. Directors or a Directors' committee authorised to permit use of the Seal;

            (c) every document to which the Seal is affixed must be signed by a Director and countersigned by another Director, the Secretary or another person appointed by the Directors to countersign the document; and

            (d) the Directors may determine by resolution either generally or in any particular case that the signature of any Director or the Secretary to a document to which the Seal or a duplicate seal or certificate seal is affixed may be a facsimile applied to the document by specified mechanical or electronic means.

66    DUPLICATE SEAL

      If the Company has a Seal, the Company may have one or more duplicate seals of the Seal each of which:

            (a) must be a facsimile of the Seal with the addition on its face of the words "Duplicate Seal"; and

            (b) may only be used with the authority of the Directors or a Directors' committee.

67    CERTIFICATE SEAL

        If the Company has a Seal, the Company may have a certificate seal which:

            (a)   may be affixed to Share, option or other certificates;

            (b) must be a facsimile of the Seal with the addition on its face of the words "Certificate Seal"; and

            (c) may only be used with the authority of the Directors or a Directors' committee.

INSPECTION OF RECORDS

68    TIMES FOR INSPECTION

      68.1 Subject to the requirements of the Corporations Law, the Directors may determine whether and to what extent, and at what times and places and under what conditions, the financial records and other documents of the Company or any of them will be open for inspection by Members other than Directors.

      68.2 A Member other than a Director does not have the right to inspect any financial records or other documents of the Company except as provided by law, ordered by a court or authorised by a resolution of the Directors or a general meeting of the Company.

DIVIDENDS AND RESERVES

69    FIX A TIME FOR PAYMENT OF DIVIDENDS

      69.1 The Directors may determine that a dividend is payable on Shares and fix the amount, The time for payment and the method of payment.

      69.2 A Member may receive dividends only in respect of Shares on which all calls due and payable have been paid.

      69.3 The Directors may amend or revoke a resolution to pay a dividend before the date which is nine Business Days before the record date which has been notified to the Stock Exchange for determining entitlements to that dividend.

      69.4  The Company must not pay interest on a dividend.

70    RESERVES AND PROFITS CARRIED FORWARD

      70.1 The Directors may, before declaring or paying any dividend, set aside out of profits of the Company such amounts as they think proper to retain as reserves, to be applied at the discretion of the Directors for any purpose for which the profits of the Company may be properly applied.

      70.2 Pending any such application of the reserves, the Directors may use the reserves in the business of the Company or invest the reserves in such investments as they think fit.

      70.3 The Directors may carry forward any undistributed profits without transferring them to a reserve.

71    DIVIDEND ENTITLEMENT

      71.1 The holder of a partly paid Share must not receive a greater proportion of a dividend than the proportion which the amount paid (not credited) in respect of the Share is of the total amounts paid and payable (excluding amounts credited) in respect of the Share. Any amount paid in advance of a call must be ignored in calculating this proportion.

      71.2 Unless otherwise determined by the Directors, Shares rank for dividend from their date of allotment.

      71.3 Subject to the Corporations Law and the SCH Business Rules, a transfer of Shares registered after the record date notified to the Stock Exchange for determining entitlements to a dividend paid or payable in respect of the transferred Shares does not pass the right to that dividend.

72    RESTRICTED SECURITIES

      During a breach of the Listing Rules relating to Shares which are Restricted Securities, or a breach of a restriction agreement in respect of Shares, the holder of the relevant Shares is not entitled to any dividend or distribution in respect of those Shares.

73    DEDUCTIONS FROM DIVIDENDS

      The Directors may deduct from a dividend payable to a Member all sums presently payable by the Member to the Company on account of calls or otherwise in relation to the Shares.

74    DISTRIBUTION OF ASSETS

      74.1 The Directors may direct payment of a dividend wholly or partly by the transfer or distribution of specific assets, including fully paid shares in, or debentures of, any other corporation.

      74.2 If a difficulty arises in making a transfer or distribution of specific assets, the Directors may:

            (a)   deal with the difficulty as they consider expedient;

            (b) fix the value of all or any part of the specific assets for the purposes of the distribution;

            (c) determine that cash will be paid to any Member on the basis of the value so fixed in order to adjust the rights of all the Members; and

            (d) vest any such specific assets in trustees as the Directors consider expedient.

      74.3 If a transfer or distribution of specific assets to a particular Member or Members is illegal or, in the Directors' opinion, impracticable, the Directors may make a cash payment to the Member or Members on the basis of the cash amount of the dividend instead of the transfer or distribution of specific assets.

75    PAYMENT

      75.1 Any dividend or distribution may be paid by cheque sent through the post directed to:

            (a) the address of the Member as shown in the Register or, in the case of joint holders, to the address of the joint holder of Shares shown first in the Register; or

            (b) an address which a Member has, or the joint holders have, in writing notified the Company as the address to which dividends and other payments should be sent.

76    ELECTION TO REINVEST DIVIDEND

      The Directors may establish a plan whereby Members or any class of Members may elect to reinvest cash dividends paid by the Company by subscribing for Shares and vary, suspend or terminate any such arrangements.

77    ELECTION TO ACCEPT SHARES IN LIEU OF DIVIDEND

      77.1 The Directors may resolve, in respect of any dividend which it is proposed to pay on any Shares, that holders of the Shares may elect to forego their right to share in the proposed dividend or part of the proposed dividend and to receive instead an issue of Shares credited as fully paid on such terms as the Directors think fit.

      77.2 If the Directors resolve to allow the election provided for in clause 77.1, each holder of Shares conferring a right to share in the proposed dividend may, by notice in writing to the Company given in such form and within such period as the Directors may from time to time decide, elect to:

            (a) forego the dividend which otherwise would have been paid to the holder on such of the holder's Shares conferring a right to share in the proposed dividend as the holder specifies in the notice of election; and

            (b) receive instead Shares to be allotted and issued to the holder credited as fully paid, on and subject to such terms and conditions as the Directors may determine.

      77.3 Following the receipt of duly completed notices of election under clause 77.2, the Directors must:

            (a) appropriate from the Company's profits or any reserve established for the purpose an amount equal to the aggregate issue price of the Shares to be allotted credited as fully paid to those holders of Shares who have given such notices of election; and

            (b) apply the amount in paying up in full the number of Shares required to be so allotted.

      77.4 The Directors may not exercise the power conferred on them by this clause 77 unless the Company has sufficient profits to give effect to any elections which could be made under the terms of this clause.

      77.5 The Directors may rescind, vary or suspend a resolution of the Directors made pursuant to sub-clause 77.1 and any arrangements implemented pursuant to such a resolution.

      77.6 The powers given to the Directors by this clause 77 are additional to the provisions for capitalisation of profits provided for by this Constitution. If the Directors exercise their power to capitalise profits under clause 79 then any Member who has elected to participate in arrangements established under this clause 77 is deemed, for the purpose of determining the Member's entitlement to share in the capitalised sum, not to have so elected.

78    UNCLAIMED DIVIDENDS

      All dividends unclaimed for one year after the time for payment has passed may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys.

79    CAPITALISATION OF PROFITS

      79.1  The Directors may resolve to capitalise profits.

      79.2 If the capitalisation is to be accompanied by the issue of Shares or debentures, the Directors may apply the sum capitalised:

            (a) in the proportions in which the Members would be entitled if the sum was distributed by way of dividend; or

            (b) in connection with an employee share plan adopted by the Company and by applying the sum in paying up in part or in full unissued Shares and issuing them in accordance with the rules of that plan.

      79.3 To the extent necessary to adjust the rights of the Members among themselves where clause 79.2(a) applies or is intended to apply, the Directors may adopt a rounding policy or make cash payments in cases where Shares or debentures become issuable in fractions.

POWERS OF ATTORNEY
80    POWERS OF ATTORNEY

      80.1 If a Member executes or proposes to execute any document or do any act by or through an attorney in relation to the Company or the Shares held by the Member, that Member must deliver to the Company at its registered office, or at such other address as the Company may direct, the original of the instrument appointing the attorney or a notarially certified copy of it.

      80.2 Where a Member proposes that an attorney represent the Member at a general meeting or adjourned general meeting, the requirement in sub-clause 80 1 must be satisfied at least 48 hours before the time for holding the general meeting or adjourned general meeting, otherwise the attorney will not be recognised as the. attorney of the relevant Member in respect of that meeting.

      80.3 The Company may ask for whatever evidence it thinks appropriate that the power of attorney is effective and continues to be in force.

      80.4 Any power of attorney granted by a Member will, as between the Company and the Member who granted the power of attorney, continue in force and may be acted upon unless express notice in writing of its revocation or of the death of the Member who granted it is lodged with the Company.

NOTICES

81    SERVICE OF NOTICES

      81.1 Notice may be given by the Company to any person who is entitled to notice under this Constitution by:

            (a)   serving it on the person;

            (b) sending it by post, facsimile transmission or electronic notification to the person at the person's address as shown in the Register or the address supplied by the person to the Company for sending notices to the person; or

            (c) (except in the case of a notice of a general meeting) advertising in one or more of the newspapers published in each capital city in Australia, if in the opinion of the Directors extreme or unusual circumstances make it appropriate to do so.

      81.2 If a notice is sent by post and is properly addressed, prepaid and posted, the notice is deemed to have been effected on the day after its date of posting.

      81.3 If a notice is sent by facsimile transmission and the facsimile transmission is properly addressed and transmitted, the notice is deemed to have been effected on the day following its transmission.

      81.4 A notice given by advertisement is taken to be effected on the date on which the advertisement first appears in a newspaper.

      81.5 A notice may be served by the Company on joint holders by giving the notice to the joint holder whose name appears first in the Register.

      81.6 Every person who is entitled to a Share by operation of law and who is not registered as the holder of the Share is taken to receive any notice which is sent to the person from whom they derive title or by advertisement in accordance with this clause 81.

      81.7 A Member whose Registered Address is not in Australia may specify in writing an address in Australia as the Member's address for receiving notices from the Company.

      81.8 A certificate in writing signed by a Director, Secretary or other officer of the Company, or by any person that the Company has engaged to maintain the Register, that a document or its envelope or wrapper was addressed and stamped and was posted is conclusive evidence of posting.

      81.9 Subject to the Corporations Law, the signature to a written notice given by the Company maybe written or printed.

      81.10 All notices sent outside Australia must be sent by prepaid airmail post or facsimile.

      81.11 Notice of every general meeting must be given to the Stock Exchange.

AUDIT AND FINANCIAL RECORDS

82    COMPANY TO KEEP FINANCIAL RECORDS

      82.1 The Directors must cause the Company to keep written financial records and to prepare financial documents and reports in accordance with the requirements of the Corporations Law and the Listing Rules.

      82.2 The Directors must cause the financial records and financial documents of the Company to be audited in accordance with the requirements of the Corporations Law and the Listing Rules.

WINDING UP

83    WINDING UP

      83.1 Each Member has the right in a winding up to participate equally in the distribution of the assets of the Company (both capital and surplus), subject only to any amounts unpaid on the Share.

      83.2 Nothing in this clause 83 prejudices the rights of the holders of Shares issued on special terms and conditions.

      83.3 If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company, divide among the Members in kind the whole or any part of the Company's assets and for that purpose may set such value as the liquidator considers fair on any property to be so divided and may determine how the division is to be carried out as between the Members or the different classes of Members, but may not require a Member to accept any Shares in respect of which there is any liability.

      83.4 The liquidator may, with the sanction of a special resolution of the Company, vest all or any of the Company's assets in a trustee or trustees on trusts determined by the liquidator for the benefit of the contributories but so that no Member is compelled to accept any Shares in respect of which there is any liability.

INDEMNITY

84    INDEMNITY

      84.1 To the extent permitted by law and to the extent that an officer is not indemnified by any director and officer liability insurances maintained by the Company, the Company indemnifies every person who is or has been an officer of the Company against any liability incurred by that person:

            (a)   as such an officer of the Company; and

            (b) to a person other than the Company or a related body corporate of the Company,

            unless the liability arises out of conduct on the part of the officer which:

            (c) involves a lack of good faith; or

            (d) is contrary to the Company's express instructions.

      84.2 To the extent that the officer is not indemnified by any director and officer liability insurances maintained by the Company, the Company indemnifies every officer of the Company against any liability for costs and expenses incurred by the person in his or her capacity an officer of the Company:

            (a) in defending any proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted; or

            (b) in connection with an application, in relation to such proceedings, in which the court grants relief to the person under the Corporations Law.

      84.3 For the purposes of this clause 85, "officer" means a director, secretary or executive officer of the Company.

DEFERRED AND PREFERENCE SHARES

85    THE SCHEDULE

      85.1 The provisions of the Schedule to this Constitution replicate (subject to certain minor amendments) Article 4A and Article 4B of the Company's constitution as in force immediately prior to the adoption of this Constitution.

      85.2 The provisions of the Schedule are subject, without qualification, to clause 2 of this Constitution, despite the fact that they are otherwise expressed to prevail over other clauses of this Constitution.

                                   SCHEDULE

1.    Deferred Shares

      1.1   In this clause:

            "HOLDER" or "HOLDER" means a person entered in the Register or any Branch Register of the Company as a holder of a Deferred Share.

            "DEFERRED SHARES" means non-cumulative non-redeemable deferred shares in the capital of the Company issued pursuant to clause I of this Schedule.

            "SHARE CERTIFICATE" means in relation to a Deferred Share, the certificate issued in respect of that Deferred Share which certificate may be issued in respect of one or more Deferred Shares.

      1.2 Notwithstanding any other provision of this Constitution or any other agreement, arrangement or understanding existing between the Company and all or some of the members of the Company, the directors may issue and allot up to 100 Deferred Shares at such time, at such issue price and to and in favour of such person or persons as the directors in their absolute discretion think fit.

      1.3   Each Deferred Share:

            (a)   will have a par value of $1.00;

            (b) may be issued at such premium as the directors or the Company may from time to time determine;

            (c)   will not be cumulative; and

            (d) will not be redeemable but (subject to this Constitution) will be freely transferable.

      1.4 The rights, privileges and conditions attaching to the Deferred Shares will be as set out in this clause.

      1.5 Rights, privileges or conditions attaching to the Deferred Shares may only be varied with either:

            (a) the sanction of a special resolution passed at a separate meeting of the Holders; or

            (b) the consent in writing of the Holders of three-fourths of the Deferred Shares then on issue.

      1.6   (a)   Holders of Deferred Shares will be entitled to receive notices of general meetings of the Company and all annual reports, profit and loss accounts and balance sheets of the Company and all other statements or documents of whatever nature as are required for any reason to be distributed to any member of the Company.

            (b) Holders will be entitled to attend and speak at general meetings but will have no right to vote in respect of their Deferred Shares at general meetings except at a general meeting on any question or proposal relating to:

                  (i) altering this clause; and

                  (ii) any matter which directly or indirectly affects any of the rights, privileges or conditions attaching to the Deferred Shares.

                  In any of the foregoing events and for the purposes of any separate meeting of Holders, every Holder present in person or by proxy or by attorney or by a representative duly authorised under section 249 of the Corporations Law will on either a show of hands or on a poll have 1 vote for every Deferred Share held by it.

            (c) The provisions of this clause 1.6 are without prejudice to any rights of the Holders pursuant to clause 1.5.

            (d) None of the foregoing will affect the rights of the Holders pursuant to Part 2F.2 of the Corporations Law.

      1.7 Each Deferred Share will confer on the Holder the right to receive such dividend, if any, as the Directors may from time to time declare, such right ranking in all respects behind any payment of dividend on any other shares or classes of shares in the Company on issue.

      1.8 Each Deferred Share will confer on the Holder the right in a winding up of the Company to payment in cash equal to the par value for the time being paid up on that Deferred Share ranking in all respects behind all other shares and classes of shares in the Company on issue.

      1.9 The Deferred Shares will not confer on their Holders any further tight to participate in any further or other distribution or surplus of profits or assets of the Company.

      1.10 The Deferred Shares will not confer any right on the Holders to appoint directors of the Company.

      1.11 If the Company has resolved to seek a listing of its issued Shares on the official list of the Australian Stock Exchange Limited then the Company may by notice ("Conversion Notice") to the Holder of Deferred Shares require such Deferred Shares to be converted into ordinary Shares on the basis of one ordinary Share for each Deferred Share. The conversion will be deemed to have taken place 5 Business Days after receipt of the Holder of Deferred Shares of the Conversion

             Notice. The Holder will on receipt of the Conversion Notice forthwith tender to the Company any share certificates then held by that member and the Company will as soon as practicable after deemed conversion issue new share certificates.

      1.12 To the extent of any inconsistency between this clause and any other provision in this Constitution in respect of the rights privileges and conditions attaching to Deferred Shares, the provisions of this clause will prevail.

2     SERIES A PREFERRED SHARES

      2.1 In this clause, unless the context or subject matter otherwise indicates or requires:

            "ALLOTMENT DATE" means in relation to a Series A Preferred Share the date upon which that Series A Preferred Share is issued and allotted;

            "CLOSING DATE" means the date fixed as the date on which shares or securities offered pursuant to the Prospectus are issued and allotted;

            "CONVERSION DATE" means in relation to a Series A Preferred Share the first to occur of the following dates:

            (a) the date expiring 7 Business Days after receipt by the Company of a Conversion Notice; or

            (b)   the Specified Conversion Date;

            "CONVERSION NOTICE" means a notice given by a Preferred Holder to the Company in accordance with the provisions of clause 2.7 of this Schedule;

            "CONVERSION PERIOD" means in relation to a Series A Preferred Share the period commencing on the Allotment Date and terminating on the Redemption Date;

            "CONVERSION RATE" means in relation to each Series A Preferred Share required to be converted on the Conversion Date applicable thereto:

            (a) if the relevant Preferred Holder is already registered as the holder of any ordinary Shares on the Conversion Date - 1 ordinary Share of the same class already held by that Preferred Holder; and

            (b) in any other case - 1 ordinary Share designated as a Class F Share,

            subject however to such adjustment (if any) as may be required pursuant to the provisions of clauses 2.7(b) or 2.7(j)of this Schedule;

            "DIVIDEND" means in relation to each Series A Preferred Share the dividend calculated by reference to the Dividend Rate and payable to each Preferred Holder on the Dividend Payment Date;

            "DIVIDEND PAYMENT DATE" means the first to occur of the following dates:

            (a) the date of commencement of a Winding Up; or

            (b)   the Redemption Date;

            "DIVIDEND RATE" means in relation to a Series A Preferred Share such rate as will yield to the Preferred Holder thereof a dividend equal to 7% per annum of the Issue Price of such share calculated from and including the Allotment Date;

            "ISSUE PRICE" means in respect of a Series A Preferred Share the sum of $2.00;

            "ORDINARY HOLDERS" means American Cyanamid Company, Cambooya Pty Ltd (ACN 008 435 050), Hambro-Grantham Investments Limited(ACN 003 371
            364) and Luminis Pty Ltd (ACN 008 027 085);

            "PREFERRED HOLDER" means each person who is registered as the holder of a Series A Preferred Share in the capital of the Company;

            "PROSPECTUS" means a registrable prospectus to be issued by the Company pursuant to the provisions of the Corporations Law enabling the Company to offer for subscription, or issue invitations to subscribe for, securities of the Company;

            "PROPOSING TRANSFEROR" means an Ordinary Holder or Preferred Holder which proposes to dispose of any shares in the capital of the Company;

            "REDEMPTION AMOUNT" means the aggregate of the following amounts calculated in respect of each Series A Preferred Share as at the Redemption Date namely:

            (a)   the Issue Price; and

            (b)   the Dividend;

            "REDEMPTION DATE" means in respect of a Series A Preferred Share the date expiring 60 Business Days after the date of receipt by the Company of a Redemption Notice;

            "REDEMPTION NOTICE" means a notice given by a Preferred Holder to the Company in accordance with the provisions of clause 2.8 of this Schedule;

            "RESTRICTED PERIOD" means in relation to a Series A Preferred Share the period commencing on the Allotment Date and expiring on the fifth anniversary thereafter;

            "SECURITIES" has the same meaning ascribed thereto in the Corporations Law, as amended from time to time; o

            "SERIES A PREFERRED SHARE" means a Series A Redeemable Convertible Preferred Share issued pursuant to and in accordance with the provisions Of clause 2 of this Schedule;

            "SPECIFIED CONVERSION DATE" means the date expiring 7 Business Days after the date of a notice having been given by the Company in accordance with clause 2.7(k) of this Schedule;

            "SPECIFIED PROPORTION" means, in relation to a member, a fraction the numerator of which is the total amount paid up on all the shares held by that member for the time being (excluding any premium paid on subscription) and the denominator of which is the total amount paid up (excluding any premium paid on subscription) on all the shares (including the shares held by the said member) in issue for the time being (and the expression "Specified Proportions" in relation to all the members will be construed accordingly);

            "TRANSFER NOTICE" means a notice given by a Preferred Holder or Ordinary Holder to the Company in accordance with the provisions of clause 2.10(d) of this Schedule;

            "TRANSFER SHARES" means shares which a Proposing Transferor proposes to sell, transfer, assign or otherwise dispose of~ and

            "WINDING UP" means:

            (a) an order being made for the winding up or dissolution of the Company;

            (b) a liquidator or provisional liquidator being appointed to the Company; or

            (c)   the Company being otherwise wound up, dissolved or liquidated.

      2.2 Notwithstanding any other provisions of this Constitution but subject always to any agreement, arrangement or understanding existing between the Company and all or any other members of the Company, the Directors may issue and allot shares designated as Series A Preferred Shares at such time and to such person or persons as the Directors may in their absolute discretion think fit and, upon issue, such Series A Preferred Shares will confer on the Preferred Holder thereof the rights contained in this clause 2.

      2.3 Series A Preferred Shares will be issued and allotted at the Issue Price and each Preferred Holder will:

            (a) be entitled in respect of each Series A Preferred Share until the Conversion Date or Redemption Date (whichever will first occur but not otherwise) to a cumulative preferential Dividend calculated by reference to the Dividend Rate in respect of each Series A Preferred Share, which Dividend will be payable by the Company on the Dividend Payment Date and all other clauses relating to the right of the Company in general meeting and/or of the Board to declare Dividends will be read subject to this clause 2;

            (b) in the event of a Winding Up of the Company prior to the Conversion Date, be entitled to receive an amount equal to the Redemption Amount in respect of each Series A Preferred Share in priority to the holders of all other shares or classes of shares issued in the capital of the Company but will not otherwise participate in any further or other distributions of surplus assets or profits of the Company;

            (c) in the event of a disposal of the whole of the property, business and undertaking of the Company or the voluntary merger or amalgamation of the Company, be entitled to receive an amount equal to the Issue Price paid in respect of each Series A Preferred Share in priority to the holders of all other shares or classes of shares issued in the capital of the Company but will not otherwise participate in any further or other distributions of surplus assets or profits of the Company,

            (d) be entitled to receive notices of general meetings, reports and financial statements of the Company to be laid before such general meetings;

            (e) have the same rights as holders of ordinary Shares to attend (whether in person, by proxy or attorney or, if a corporation, by representative) and (subject to the provisions of clause
                  2.5 of this Schedule) to vote at all general meetings.

      2.4 For the purposes of clause 2.3(a) of this Schedule, if the Dividend Payment Date is not a Business Day, then payment of the Dividend is to be made on the preceding Business Day.

      2.5 For the purposes of clause 2.3(e) of this Schedule, the written consent of the holders of two-thirds of the Series A Preferred Shares or the sanction of a resolution passed by the holders of two-thirds of the Series A Preferred Shares will be required at any general meeting convened for the purpose of:

            (a)   increasing the number of Directors beyond 7 members;

            (b)   reducing the capital of the Company;

            (c)   Winding Up the Company;

            (d)   sanctioning a disposal of the main undertaking of the Company;

            (e)   sanctioning a voluntary merger or amalgamation of the Company;
                  or

            (f) where the proposition or resolution before the meeting directly or indirectly affects, varies or abrogates, in any manner, any of the rights, privileges or conditions attaching to the Series A Preferred Shares;

      2.6 If, prior to the Conversion Date of a Series A Preferred Share, there is made to substantially all the holders of ordinary Shares an offer or invitation by the

             Company to subscribe for shares or other securities in the Company (whether by way of renounceable or non-renounceable rights or otherwise), the Company will procure that there is extended to each Preferred Holder the same offer or invitation as that Preferred Holder would have received if, immediately prior to the relevant date for determining entitlements of the holders of ordinary Shares in respect of the offer or invitation, all of the Preferred Holders had delivered to the Company a Conversion Notice in accordance with the provisions of clause 2.7(a) of this Schedule.

      2.7 The following provisions will apply in respect of the conversion of Series A Preferred Shares:

            (a) each Preferred Holder will be entitled at any time during the Conversion Period to require the Company to convert all or any of the Series A Preferred Shares held by him in the capital of the Company into ordinary Shares by delivering a Conversion Notice to the Company specifying the number of Series A Preferred Shares required to be converted; o

            (b) on the Conversion Date each Series A Preferred Share Specified in a Conversion Notice will be converted (without any further action required by any Preferred Holder) into such number of ordinary Shares calculated in accordance with the Conversion Rate and to the extent that any fraction of a Series A Preferred Share would be required to be converted, then the number of ordinary Shares will be adjusted to the nearest whole ordinary Share and no cash adjustment will be made in respect of any remaining fractional number of Series A Preferred Shares and all such Series A Preferred Shares will on the Conversion Date cease to have any preference or priority;

            (c) each ordinary Share issued on conversion of any Series A Preferred Shares will, as and from the Conversion Date, rank in all respects pari passu with the ordinary Shares then on issue in the capital of the Company;

            (d) each Preferred Holder will upon the Conversion Date be bound to deliver to the Company the certificate for all of the Series A Preferred Shares held by him and the Company will issue to each Preferred Holder a certificate for the ordinary Shares issued on conversion free of any charges but the failure by any Preferred Holder to surrender a certificate for any Series A Preferred Share will not preclude, prejudice or affect the conversion of such Series A Preferred Share;

            (e) if a takeover bid (as defined in the Corporations Law) is made for all of the ordinary Shares at any time after the issue of any Series A Preferred Shares and prior to the Conversion Date, the Company will give to each Preferred Holder written notice of the takeover bid within 5 Business Days of receiving notice of the takeover bid from the offeror;

            (f) where notice has been given by the Company pursuant to the provisions of clause 2.7(e), a Preferred Holder may, within 14 Business Days from the date of receipt of such notice, deliver a Conversion Notice and the certificate or certificates relating to all of the Series A Preferred Shares to the Company stating that he requires the Company to convert all of the Series A Preferred Shares held by him into ordinary Shares in accordance with the provisions of clause 2.7(b);

            (g) upon receipt by the Company of a Conversion Notice from a Preferred Holder in accordance with the provisions of clause 2.7(f) the Company will, pursuant to a resolution passed at a meeting of the Directors, convert all of the Series A Preferred Shares specified in the Conversion Notice into ordinary Shares in accordance with the provisions of clause 2.7(b);

            (h) in the event of a reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company at any time prior to the Conversion Date, the Company will reconstruct the basis for conversion of the
                  Series A Preferred Shares, in the same proportion as the issued capital of the Company is reconstructed and in a manner which will not result in any additional benefits being conferred on any Preferred Holder which are not otherwise thereby conferred on the members of the Company (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of members approving the reconstruction of capital) but in all other respects the terms of the conversion of Series A Preferred Shares will remain unchanged;

            (i) any adjustment to the rights attaching to Series A Preferred Shares in accordance with the provisions of clause 2.7(h) will not take effect until the Conversion Date and will not be taken to be a modification of the right of conversion hereby granted;

            (j) if after the Allotment Date the Company issues any new shares or securities (other than to employees, consultants or directors for incentive purposes) at a price per share or security less than the Issue Price, the Conversion Rate will be adjusted so that the number of ordinary Shares issued on the conversion of the Series A Preferred Shares will be calculated as follows:

                  A = C x IP/B

                  where:

                  A = the number of ordinary Shares to be issued on the conversion of each Series A Preferred Share.

                  C = the number of ordinary Shares that would have been issued on the conversion of each Series A Preferred Share had it occurred immediately prior to the issue of the new shares or securities

                  IP =  the Issue Price

                  B =   (SxIP)+(NxRP)/S+N

                  S =   the number of Series A Preferred Shares on issue

                  N =   the number of new shares or securities to be issued

                  RP = the price at which such new shares or securities are to be issued;

            (k) notwithstanding anything hereinbefore contained the Company may, at any time after the Closing Date, by notice in writing to each Preferred Holder require all of the Series A Preferred Shares on issue to be converted into ordinary Shares; and

            (l) where notice has been given by the Company pursuant to the provisions of clause 2.7(k), the Company will (without any further action required of it) convert all of the Series A Preferred Shares into ordinary Shares in accordance with the provisions of clause 2.7(b).

      2.8 The following provisions will apply in respect of any redemption of Series A Preferred Shares -

            (a) each Preferred Holder will be entitled at any time after the Restricted Period to require the Company to redeem all or any of the Series A Preferred Shares held by him in the capital of the Company by delivering a Redemption Notice to the Company specifying the number of Series A Preferred Shares required to be redeemed and a copy of such Redemption Notice will be delivered by such Preferred Holder to each other Preferred Holder;

            (b) within 60 days after receipt of a copy of a Redemption Notice pursuant to' clause 2.8(a) by each other Preferred Holder, such other Preferred Holders will be entitled to require the Company to redeem all or any of the Series A Preferred Shares held by them in the capital of the Company by delivering a Redemption. Notice to the Company specifying, the number of Series A Preferred. Shares required to be redeemed and such Redemption `Notice will be deemed to have been served on the Company on the same date as the Redemption Notice referred to in clause 2 8(a),

            (c) on the Redemption Date each Preferred Holder will be `bound to surrender to the Company the Certificate for the Series A Preferred Shares to be redeemed and where any certificate includes any Series A Preferred

                  Shares which are not specified in the Redemption Notice then the Company will issue to the Preferred Holder thereof a new certificate therefor;

            (d) the failure by any Preferred Holder to surrender a certificate in respect of any Series A Preferred Share will not prejudice or affect the redemption of any Series A Preferred Shares specified in the Redemption Notice but the Redemption Amount payable to the Preferred Holder in accordance with the provisions of clauses 2.8(e) and 2.8(f) will, after the Redemption Date thereof, be paid by the Company into a bank account established for the purpose of holding such moneys and be held by the Company in trust for that Preferred Holder and will be paid to that Preferred Holder forthwith after the relevant certificate (or if it has been lost or misplaced, satisfactory evidence of that fact and any indemnity and release in favour of the Company in respect thereof) is delivered to the Company;

            (e) upon receipt by the Company of a Redemption Notice pursuant to the provisions of clauses 2.8(a) and 2.8(b) of this Schedule, the Company will redeem (out of any profits or moneys of the Company which may lawfully be applied for that purpose) the Series A Preferred Shares specified in each such Redemption Notice at the Redemption Amount in accordance with the provisions of clause 2.8(f);

            (f) the Redemption Amount payable to any Preferred Holder in accordance with the provisions of clause 2.8(e) will (subject to the provisions of clauses 2.8(g) and 2.8(h)) be satisfied by 8 equal installments, the first of which will become payable by the Company on the Redemption Date and thereafter on the first Business Day after the expiration of each ensuing 6 month period;

            (g) notwithstanding the provisions of clause 28(f), the Company may at any time and from time to time pay to the relevant Preferred Holder such sum or sums in reduction of the Redemption Amount remaining unpaid;

            (h) if at the Redemption Date there are insufficient profits or moneys available to the Company to pay the Redemption Amount to any Preferred Holder in accordance with the provisions of clause 2.8(f), then the Company will be required to pay such amount as may be lawfully applied for the purpose to each Preferred Holder pari passu and the Company will thereafter continue to apply funds of the Company that may be lawfully applied for the purpose to each Preferred Holder pari passu until the Redemption Amount is paid in full;

            (i) upon payment of the Redemption Amount to the relevant Preferred Holder, the Company will cancel the Series A Preferred Shares and will cancel the certificate or certificates relating to the Series A Preferred Shares so redeemed.

      2.9 For the purposes of this Constitution, any issue of further Series A Preferred Shares ranking in priority, or any conversion of existing shares to shares ranking equally or in priority to the existing Series A Preferred Shares will be deemed to be a variation or abrogation of the rights attaching to the existing Series A Preferred Shares

      2.10 (a) The Company will refuse to register the transfer of any share unless the transferee has, or the transferees have, entered into a deed, agreement, arrangement or understanding with the Ordinary Holders, the Preferred Holders and the Company agreeing to be bound by such agreement between the Ordinary Holders, Preferred Holders and the Company (if any) as is then. in force, and:

                  (i) such transfer is permitted by, or is made pursuant to and in accordance with, clauses 2.10(d), 2.10(e) or 2.10(h) or the provisions of any agreement in writing between all the Ordinary Holders and all the Preferred Holders; or

                  (ii) the proposed transferee is approved in writing by all the Ordinary Holders and all the Preferred Holders (other than the transferor of the share) before any instrument is executed to give effect to such transfer and, subject to such approval being given, clause 2.10(d) will not apply to such transfer.

            (b) Subject to clause 2.10(c), the Company will not be entitled to decline to register the transfer of any share which otherwise qualities under clauses 2.1 0(a)(i) or (a)(ii) or under the provisions of any agreement in writing between all the Ordinary Holders and all the Preferred Holders.

            (c) For the purpose of ensuring that a particular transfer of shares is permitted under these clauses or under the provisions of any agreement in writing between all the Ordinary Holders and all the Preferred Holder, the Company may require the transferor or the person named as transferee in any transfer lodged for registration to furnish the Company with such information and evidence as the Company may think necessary or relevant and failing such information or evidence being furnished to the satisfaction of the Company within a period of 28 days after such request, the Company will be entitled to refuse to register the transfer in question.

            (d) Except as provided in clauses 2.10(a) and 2.10(e), no share may be sold, transferred, assigned or otherwise disposed of unless the following procedure is followed:

                  (i) a Proposing Transferor will be obliged to give a notice in writing to the Company that the Proposing Transferor desires to dispose of the Transfer Shares and such Transfer Notice will specify:

                        (A)   the number and class of the Transfer Shares;

                        (B) the price at which the Proposing Transferor wishes to dispose of the Transfer Shares (the "Transfer Price"); and

                        (C) the identity of any person who has indicated a willingness to purchase the Transfer Shares at the Transfer Price (the "Transferee");

                  (ii) the Transfer Notice will constitute the Company as the agent of the Proposing Transferor empowered to sell the Transfer Shares (together with all rights attaching thereto at the date of the Transfer Notice or at any time thereafter) at the Transfer Price on the terms of this clause 2.10(d);

                  (iii) the Transfer Notice will not be revocable' except with.
                        the prior written consent of all the Ordinary Holders and all the Preferred Holders;

                  (iv) within 7 days after the receipt of any Transfer Notice the Company will serve a copy of that Transfer Notice on all the Ordinary Holders and all the Preferred Holders other than the Proposing Transferor and in the case of a deemed Transfer Notice, the Company will similarly serve notice on all the Ordinary Holders and the Preferred Holders (including the Proposing Transferor) notifying them that the same has been deemed to have been given;

                  (v) subject as provided otherwise in any agreement in writing between all the Ordinary Holders and all the Preferred Holders, the Transfer Shares will first be offered for purchase at the Transfer Price by the Company to all the Ordinary Holders and the Preferred Holders (other than the Proposing Transferor) in the Specified Proportions of those Ordinary Holders and Preferred Holders;

                  (vi) any offer made pursuant to clause 2.10(d)(v) will be made by notice in writing and will specify:

                        (A) the number and class of the Transfer Shares;

                        (B) the proportionate entitlement of the relevant Ordinary Holder or Preferred Holder;

                        (C)   the Transfer Price; and

                        (D) a period of 60 days within which the offer must be accepted or will lapse.

                  (vii) if the Company does not receive acceptances in respect of all the Transfer Shares within the periods of the offers referred to in clause 2.1 0(d)(vi), the Company will forthwith give notice in writing of that fact to the Proposing Transferor and the remaining Transfer Shares in respect of which acceptances have not been received will thereafter be offered, pro-rata, to those Ordinary Holders and Preferred Holders who have accepted an offer within the periods of the offers referred to in clause 2.1 0(d)(vi) and any offer made pursuant to this clause will be made in accordance with the provisions of clause 2.10(d)(vi), except that the period within which all offers must be accepted before lapsing will be 30 days;

                  (viii)if the Company does not receive acceptances in respect of all the Transfer Shares within the periods of the offers referred to in clauses 2.10(d)(vi) or 2.10(d)(vii), the Company will forthwith give notice in writing of that act to the Proposing Transferor, and the Proposing Transferor may within a period of 3 months after the date of such notice sell those remaining Transfer Shares to any person or persons (including any other Ordinary Holder or Preferred Holder) at any price which is not less than the Transfer Price (after deducting, where appropriate, any Dividend declared, paid or made after the date of the Transfer Notice in respect of the Transfer Shares and which has been or is to be retained by the Proposing Transferor);

                  (ix) if any Ordinary Holders or Preferred Holders (the "Purchasers ) agree within the periods referred to in clauses 2 10(d)(vi) or 2 10(d)(vii) (as the case may be) to purchase any of the Transfer Shares, the Company will forthwith give notice in writing to the Proposing Transferor and to the Purchasers and the Proposing Transferor will thereupon become bound upon payment of the Transfer Price to the Proposing Transferor (whose receipt will be a good discharge to the Purchaser and the Company therefor none of whom will be bound to see the application thereof) to transfer to each Purchaser those Transfer Shares accepted by them and every such notice will state the name and address of each Purchaser, the number of Transfer Shares agreed to be purchased by it and the place and time appointed by the Company for the completion of the purchase (being not less than 7 days nor more than 28 days after the date of the said notice and not being at a place outside South Australia) and subject to the giving of such notice, the purchase will be completed at the time and place appointed by the Company;

                  (x) if a Proposing Transferor, having become bound to transfer any Transfer Shares pursuant to this clause 2.10(d), makes default in transferring the same the Company may authorise some person (who will be deemed to be the attorney of the Proposing Transferor for the purpose) to execute the necessary instrument of transfer of such Transfer Shares and may deliver it on its behalf and the

                         Company may receive the purchase money and will thereupon (subject to such instrument being duly stamped) cause the Transferee to be registered as the holder of such Transfer Shares and will hold such purchase money on behalf of the Proposing Transferor and the Company will not be bound to earn or pay interest on any money so held and the receipt of the Company for such purchase money will be a good discharge to the Transferee (who will not be bound to see to the application thereof) and after the name of the Transferee has been entered in the register of members in purported exercise of the power conferred pursuant to this clause 2.l0(d)(x), the validly of the proceedings will not be questioned by any person;

                  (xi) without limiting the provisions of clause 2.10(c), the Company may require to be satisfied that any shares being transferred by the Proposing Transferor pursuant to clause 2.l0(d)(viii) are being transferred in pursuance of a bona fide sale for the consideration stated in the transfer and if not so satisfied may refuse to register the instrument of transfer;

            (e) If a Proposing Transferor is permitted under the provisions of this clause 2.10 to sell all or any of its Shares to a third party purchaser and the provisions of clause 2.10(d) have been complied with or waived by the Shareholders, each of the other Ordinary Holders or Preferred Holders will have the right to require by notice in accordance with clause 2.10(f) the Proposing Transferor to procure that the third party acquire Shares from each of the Ordinary Holders or Preferred Holders who delivers such a notice, the number of shares to be no greater than the number calculated by multiplying the number of Transfer Shares by the Specified Proportion of that Ordinary Holder or Preferred Holder, at the same price per share and on the same terms and conditions as the third party purchaser is to acquire the proposing Transferor's shares and, if any of the other Ordinary Holders or Preferred Holders gives notice pursuant to clause 2.10(f), the Proposing Transferor will only be permitted to sell its shares to the third party purchaser if the third party purchaser also acquires the relevant number of the other Ordinary Holders or Preferred Holders shares at the same price and on the same terms and conditions.

            (f) A notice for the purposes of clause 2 10(e) wall be in writing addressed to the Proposing Transferor and given to the Proposing Transferor within 14 days of receipt by the other Ordinary Holders or Preferred Holders of a notice from the Proposing Transferor specifying the identity of the third party purchaser, price per share and terms and conditions on which the Proposing Transferor's shares are to be sold.

            (g) A Shareholder other than the Proposing Transferor may sell its Shares to the third party purchaser in accordance with clause 2.10(e) without the need to comply with the procedure set out in clause 2.10(d).

            (h) An obligation to transfer a share under the provisions of this clause 2.10 will be deemed to be an obligation to transfer the entire legal and beneficial interest in such share free from any encumbrance.

            (i) The provisions of this clause 2.10 may be waived in whole or in part in any particular case with the prior written consent of all the Ordinary Holders and all the Preferred Holders.

      2.11 If there is any inconsistency between the provisions of this clause 2 and any other clauses of this Constitution, the provisions of this clause 2 will prevail.

                                   EXHIBIT 3.1



                              CONSULTING AGREEMENT

     This CONSULTING AGREEMENT (the "the Agreement") effective May 1, 2000, by and between CytoGenesis, Inc., a Delaware corporation (the "Company") and John Kucharczyk, Ph.D. (the "Consultant").

     WHEREAS, the Company wishes to avail itself of Consultant's knowledge, expertise and experience; and

     WHEREAS, Consultant desires to render consulting services to the Company on the terms and conditions set forth in this Agreement.

     NOW, THEREFORE, the parties agree as follows:

     1. Engagement. The Company hereby retains Consultant, and Consultant hereby agrees to serve, as an independent consultant to the Company for the Term as defined below. In his role Consultant shall provide to the Company services relating to (a) the conception, design, development and/or marketing of the Company's medical device products, (b) clinical or regulatory matters affecting the Company's medical device products, or (c) such other areas of service as the Board of Directors of the Company (the "Board") or its designee(s) may from time to time reasonably request. Such services may include, but are not necessarily limited to, those relating to the conception, design, development and/or marketing of any of the Company's products which incorporates any of the technology assigned to the Company under the Assignment, a copy of which is attached to this Agreement as Exhibit A. Consultant shell devote at least four
(4) days a week during the Term to the performance of services under this Agreement (excluding time devoted to the Company in connection with the performance of the Consultant's duties as a director of the Company) and shall perform such services on a professional and timely basis. Consultant shall maintain and, upon request of the Board or its designee(s) present to the Company a detailed log of the services rendered under this Agreement.

     2. Term. The term of this Agreement shall commence on the date hereof and end on November 1, 2001, unless sooner terminated as provided in Section 11 of this Agreement (the "Term").

     3. Compensation. During the Term, the Company shall pay to Consultant a fee of Twenty Thousand Five Hundred ($20,500) per month, payable on the last business day of the month. Consultant shall be solely responsible for payment of all taxes which may be required to be paid or withheld under any provision of applicable law (including without limitation, social security payments, income tax withholding and any other deduction required by law) now in effect or which may become effective during the Term.

     4. Reimbursement. During the Term, the Company shall reimburse Consultant for all reasonable expenses within thirty (30) days of the presentation by Consultant to the Company, from time to time, of an itemized account, together with supporting receipts satisfactorily evidencing such reasonable expenses submitted promptly following the incurrence of such expenses.

     5. Independent Contractor. Consultant shall have no right to receive any employee benefits, such as health and accident insurance, sick leave and vacation, as are in effect generally for employees of the Company. The parties acknowledge that Consultant that is an independent contractor, and not an employee or agent of the Company.

     6. Indemnification. The Company agrees to defend, indemnify and hold Consultant harmless from and against all liability, demands, damages, expenses (including legal expenses) and losses for death, personal injury, illness or property damage arising out of Consultant's conduct or activities for the Company within the scope of his engagement hereunder-, provided, however, such indemnity agreement shall not apply to any liability, demands, damages, expenses or losses arising out of Consultant's gross negligence or willful misconduct.

     7. Conflicts of Interest. Exhibit B sets forth the persons or entities for which Consultant presently provides advisory or consulting services. The Company acknowledges that Consultant shall be working for the Company on a part-time basis, and during the Term may perform services, including consulting and advisory services, for other persons or entities during the Term. In the event that Consultant intends to perform services to third parties not listed on Exhibit B, Consultant shall notify the Company in writing before commencing the performance of any such services. Consultant shall not, however, perform services for (or enter into any nondisclosure, non-competition, non-solicitation, confidentiality, employment, consulting or similar agreement with) any third patty that would relate to, affect, or be in conflict with, the services to be rendered by Consultant under this Agreement (including but not limited to any services to a third party that would in any way limit the time spent in the performance of services hereunder), or that would breach or conflict with Section 8 of this Agreement. Consultant shall adhere to any determination made by the Board that any proposed services to be performed by Consultant for a third party would cause Consultant to be in violation of the covenant contained in the preceding sentence if such services were performed for such third party. Specifically, in such event, Consultant shall refrain from providing such consulting services. Nothing contained in this Agreement shall be construed to prevent Consultant from (a) fulfilling his services, functions, duties and obligations as an employee of the University of Minnesota, (b) receiving any research funding (or from seeking such funding) from governmental agencies and not for profit research funding organizations in any field of research, or (c) seeking and engaging in academic employment or activities of any kind with and academic entities; provided, however, if any of the items referred to in the foregoing clauses shall prevent or limit Consultant's ability to perform his duties hereunder, Consultant shall so notify this Company and such prevention or limitation shall constitute Cause for termination (as defined in Section 11 of this Agreement).

     8. Nondisclosure: Noncompetition: Nonsolicitation.

          8.1 Consultant will not disclose to others or use for his own benefit, either during or after his engagement by the Company, any confidential business, commericial, marketing, scientific and/or technical information pertaining to the Company or its subsidiaries, clients, customers, consultants, employees, licensees or affiliates, which Is acquired by him during the period of his engagement, unless such disclosure or use is necessary in the ordinary course of performing duties for the Company (and then only on a need-to-know basis), or unless Consultant baa obtained the Company's prior express written consent. The prohibition in the preceding sentence shall not apply to information that (a) is or becomes publicly or generally known within the scientific community (other than by reason of his disclosure); or (b) Consultant already knew when it was first disclosed to him (unless Consultant knew of the information directly or indirectly as a result of his engagement as described above).

     8.2 Consultant hereby assigns and transfers to the Company all his rights in all inventions, processes, formulas, data, designs, improvements, techniques, programs and know-how, whether or not patentable or registerable under copyright or similar statutes, of which Consultant conceives, first reduces to practice, or substantially develops while Consultant is engaged by the Company. However, the foregoing shall ~li apply only if: (a) the above items are related to or useful in the business, research and investigations in which the Company is involved or proposed to be involved at the time of such conception or reduction to practice or substantial development; and (b) they were created by utilizing the Company's facilities, resources, proprietary information or intellectual property or were created by Consultant while acting in his capacity as an employee or consultant of the Company or any subsidiary of the Company (herein, "Inventions").

     8.3 Consultant will promptly disclose to the Company (or any persons designated by it) all Inventions as specified above, and Consultant will assist the Company in every proper way (at the Company's own expense and upon its request) during and after his engagement as described above to obtain and enforce patents, copyrights and other rights and protections relating to said Inventions in any and all countries to confirm and establish the Company's ownership in the Inventions (including, without limitation, executing assignments and other necessary instruments.).

     8.4 Promptly after the termination of his engagement with the Company or the termination of his employment by an entity which has been engaged by the Company (whichever happens first), or at such earlier time as a requested by the Company, Consultant will deliver to the Company (and will not take with him) any originals or reproductions of any materials of any nature pertaining to Inventions and to his work with the Company.

     8.5 Consultant shall not, and Consultant shall cause each person, firm, partnership, corporation, association or other entity (each hereinafter a "person") controlling, controlled by, or under common control with it or any of them not to. during the Non-Competition Period (as hereinafter defined), directly or indirectly, whether as shareholder, partner, venturer, principal, agent, officer, director, employee, contractor, consultant or otherwise, alone or in association with any other person, carry on, be engaged, or take part in any business activity regarding any Competitive Activities, render services relating to any Competitive Activities to any person, or own or share in the earnings of any person which is actively engaged in any Competitive Activities

(any such activity of Inventor being referred to as a "Prohibited Activity") in any and all geographic areas in which the Company is engaged in such Competitive Activities during the term of the Consulting Agreement or in such geographic areas as the Company plans to be so engaged at the date of termination of the Consulting Agreement as evidenced by a written plan therefor approved by the Board of Directors of the Company. "Competitive Activities shall mean any activities relating to the conception, design, development and/marketing of technology invented by Consultant and Michael Mosley (collectively, the "Covered Parties" and each individually, a "Covered Party) and described in Exhibit A.

          8.5.1 The "Non-Competition Period" shall mean the period commencing on the date hereof and terminating eighteen (18) months after the date of termination of the Consulting Agreement.

          8.5.2 Consultant specifically recognizes that he is familiar with certain propriety information of the Company and that his possession of such information together with his general knowledge and abilities are special, unique end of extraordinary value to the Company, that the Company has a protectible interesting in prohibiting Consultant from engaging in certain activities, as provided in this Section, and that there is adequate consideration being provided to Consultant hereunder and in connection herewith. Consultant acknowledges that the scope of the Company's business and activities is Independent of location (such that it is not practical to limit the restrictions contained in this Section to a specified county, city or part thereof) and that, therefore, the geographical restriction contained in this
Section is reasonable in all respects and necessary to protect the proprietary information of the Company and that without such protection the Cornpeny's business would be materially adversely affected. Consultant further acknowledges that the restrictions contained in this Section do not impose any undue hardship on him and, since he possesses skills which may be used in other than Competitive Activities, do not deprive him of his livelihood.

     8.6 Notwithstanding Section 8.4 above, Consultant may invest in the equity securities of and thereby share in the earnings of any person (but without otherwise engaging in any Prohibited Activity) if (i) such equity securities are listed on any recognized securities exchange or are registered under Section 12(g) of the Securities Exchange Act of 1934; and (ii) the total number of such shares owned or controlled, directly or indirectly, by Consultant does not exceed an amount equal to five percent (5%) of the outstanding shares of such class of equity securities of any such person.

     8.7 Consultant shall not, directly or indirectly, (a) hire, solicit or encourage to leave the employment of the Company or any of its subsidiaries any employee of the Company or any of its subsidiaries, (b) hire any such employee who has left the employment of the Company or any of its subsidiaries within one year of the termination of such, employee's employment with the Company or any of its subsidiaries, as the case may be, or (c) induce or attempt to induce any customer, client, supplier, licensee or other business relation of the Company or any of its subsidiaries to cease doing business with the Company or such subsidiary or in any way interfere with the relationship between any such customer, client, supplier, licensee or business relation and the Company or any subsidiary.

     8.8 Savings Clauses.

          8.8.1 Without limiting the generality of Section 8.4 hereof, and although the restrictions contained in Section 8.4 hereof are considered by the parties hereto to be fair and reasonable in the circumstances, it is recognized that restrictions of the nature contained in Section 8.4 may fail for technical reasons, and accordingly it is hereby agreed that if any of such restrictions shall be adjudged to be void or unenforceable for whatever reason, but would be valid if part of the wording thereof were deleted, or the period thereof reduced or the area dealt with thereby reduced in scope, the restrictions contained in
Section 8.4 hereof shall continue to apply, except that the maximum duration, scope or geographical area that is valid, effective and enforceable in the particular jurisdiction in which the restrictions are adjudged to be void or unenforceable shall be substituted for the stated period, scope or area set forth herein.

          8.8.2 In the event that any one or more of the provisions contained in this Section 8 shall be determined to be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of airy such provision in any other respect and the remaining provisions of this Section 8 shall not, in any way, be impaired, absent manifest unfairness form such construction.

     8.9 it is understood that the provisions of Section 8.4 are essential elements of this Agreement and that, but for Consultant's agreement to comply with such provisions, the Company would not have entered into this Agreement. Further, Consultant recognizes and agrees that remedies at law may not be adequate for breach of any of the foregoing covenants, undertakings and agreements and that any breach or threatened breach by Consultant of any provision of Section 8.4 hereof may not be remedied solely by damages. Accordingly, in addition to all remedies permitted by law or in equity and without limiting any injunctive or other relief to which the Company may be entitled in respect of any obligation of Consultant, the Company shall be entitled to an immediate injunction and restraining order, without necessity of posting bond or other security, any requirement for which is hereby waived, to prevent a breach, threatened breach and/or a continued breach of this Agreement by Consultant and/or entities acting for and/or with Consultant. In the event of a breach or alleged breach by Consultant of any of the provisions of Section 8.4, the Non-Competition Period will be tolled until such breach or alleged breach is resolved (including the period of any court proceedings necessary to stop such violation).

     9. Inventions. Trademarks and Copyrights.

          9.1 The terms "work," "trademark" and "invention" include anything created for the Company by consultant, whether alone or withother person and whether such other person be independent contractors, employees or agents of the Company, The term "work, means any and all "work" means any and ill writings, designs, models, drawings, photographs, physical property, reports, etc., which are protectable under Title 17 of the U.S. Code. The term "trademark" means any name, word, phrase, logo, design or other graphic depiction generated during the performance of this Agreement which is or can be used to describe either a product or service of the Company. The term "invention" means any designs, processes, inventions or discoveries that may be patentable or otherwise protectable under Title 35 of the U.S. Code.

          9.2 During the performance of this Agreement, Consultant may create certain works for the Company that may be copyrighted under the laws of the United States. To the extent that any such works axe created, they will be considered to have been created as a Work Made for Hire as defined in 17 U.S.C. ss. 101, and the Company shall have the sole right to the copyright. In the event that any work created by Consultant does not qualify as a Work Made for Hire, Consultant agrees to the assignment of his right hi the work to the Company, as provided for in (C) below.

          9.3 Consultant acknowledges and agrees that he does not have any right, title or interest in any of the Company's products (the "Products") or any components thereof or improvements thereto (and to the extent that the same is otherwise found to exist, Consultant hereby assigns to the Company all of his right, title and interest in and to the Products and any component of or improvement to the. Products) and that no license or property interest with inspect to the Products or any property of the Company is created hereby. Consultant further acknowledges and agrees that the entire right, title and interest throughout the world to all works, trademarks, and/or inventions which are conceived of, suggested, prepared, procured, generated or produced, whether or not reduced to practice, by Consultant in connection with the performance of services by Consultant under this Agreement, either solely by Consultant or with others, shall be and hereby are assigned by Consultant to the Company. When requested by the Company, Consultant will make available to the Company all notes, drawings, data and other information relating to the above. Consultant agrees to execute any and all documents prepared by the Company, and to do any and all other lawful acts as may be required by the Company to establish, document and protect such rights. The obligations of Consultant under this
Section 9 shall survive termination of this Agreement.

     10. Representations and Warranties of Consultant. Consultant represents and warrants to the Company that neither the execution and delivery of this Agreement nor the performance by Consultant of the duties contemplated in this Agreement shall in any material respect conflict with or result in a breach of any other agreements (whether oral or written) to which Consultant is a party, including without limitation Consultant's employment with the University of Minnesota. This representation and warranty shall survive the termination of this Agreement.

     11. Termination of Agreement.

          11.1 The Company shall have the right, on written notice to Consultant~ to terminate Consultants services under this Agreement for Cause (as defined below), such termination to be effective as of the date on which notice is given or as of such later date otherwise specified in the notice. For purposes of this Agreement, the term "Cause" shall mean any of following actions by Consultant (1) failure to comply with, or breach of; any of the terms of this Agreement, including, without limitation, (A) Consultant's neglect to perform any part or all of the duties set forth in this Agreement, (B) Consultants unsatisfactory performance of any such duties or (C) Consultant's fulfillment of his services, functions, duties and obligations as an employee of the University of Minnesota, receipt of any research funding (or from seeking such funding) from governmental agencies and not for profit research funding organizations in any field of research, or seeking and engaging in academic employment or activities of any kind with any academic entities prevents or limits Consultant's ability to perform his duties hereunder; (ii) engagement in misconduct injurious to the business or reputation of the Company; or (iii) commission of an act of criminal conduct or conduct involving moral turpitude which adversely affects or could reasonably be expected to result in an adverse effect on the reputation or business of the Company.

          11.2 In the event that Consultant dies during the Term, this Agreement shall terminate on the date of Consultant's death. In addition, the Company shall have the right, on written notice to Consultant, to terminate Consultant's services under this Agreement if Consultant is disabled and therefore unable to perform a substantial part of his duties set forth in this Agreement for a period of two (2) consecutive months during the Term, such termination to be effective as of the date on which notice is given or as of such later date otherwise specified in the notice. A determination of whether Consultant is

"disabled" for purposes of this Agreement shall be made by a physician satisfactory to the Company.

     12. Notices. All notices, demands, requests, consents or other communications (together, `Notices") required or permitted under, or related to, this Agreement shall be effective only if in writing and (i) delivered by personal service, or (ii) deposited in the United States mail and sent by certified or registered mail, postage prepaid, addressed to the parties to this Agreement at their respective addresses set forth below on the signature page to this Agreement or at such other address as any party to this Agreement may designate for notice to it or by notice given to the other party in the. foregoing manner. Notices shall be deemed to have been given as of the date so personally delivered or deposited in the mail.

     13. Waivers. If either party should waive any breach of any provision of this Agreement, he or it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

     14. Entire Agreement Amendments. This Agreement contains the entire understanding an agreement of the parties to this Agreement with respect to the subject matter of this Agreement and supersedes any prior agreements or understandings (whether written or oral) between the parties to this Agreement with respect to the subject matter of this Agreement. This Agreement may not be amended, supplemented, cancelled or discharged except by written instrument executed by both parties to this Agreement.

     15. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota without giving effect to principles of conflicts of law.

     16. Assignment. This Agreement shall not be assignable by the Company except (i) to a corporation or other entity controlling, controlled by or under common control with the Company or (ii) to a successor to all or substantially all of the business of the Company. This Agreement shall not be assignable by Consultant. All provisions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the successors and assigns of the Company and the heirs, executors, administrators, and personal representatives of Consultants.

     17. Severability. No provision of this Agreement that is deemed unenforceable shall in any way invalidate any of the other provisions of this Agreement, each of which shall remain in full force and effect.

     18. Section Headings The headings or titles of the several sections and subsections of this Agreement are for the purpose of convenience only and shall not be considered for the purpose of determining the meaning or the legal effect of any of.the provisions of this Agreement

     19. Counterparts. This Agreement may be signed in two in nine counterparts, each of which is deemed an original and all of which taken together shall constitute one and the same agreement

(Remainder of page intentionally lelt blank.]

IN WITNESS WHEREOF, the Company by its. duly authorized officer and Consultant by himself,. have executed this Agreement as of the day and year first above written.


                                        CytoGenesis, Inc.


                                        By:___________________________
                                        Name:    Daniel Wigart
                                        Title:   Chief Executive Officer


                                        CONSULTANT

                                        ______________________________
                                        John Kocharczyk, Ph.D.

                                  EXHIBIT 10.1

                          INDEPENDENT AUDITOR'S CONSENT


     We consent to the use of our reports included herein and to the reference to our firm under the heading "Statement by Experts" in the registration statement.



KPMG
Adelaide, Australia



February 18th, 2003

                                  EXHIBIT 10.2

3 February 2003

The Directors
BresaGen Limited
38 Wmwood Street
Thebarton SA 5031

Dear Sirs:


Consent to be named in SEC Form 20-F


Acuity Technoloy Management Pty Ltd consents to the incorporation by reference in the consolidated financial statements of BresaGen Limited and its controlled entities included in the Annual Financial Report (Form 20-F) for the year ending June 30, 2002 of our following reports:

o Report dated October 2000 with respect to the valuation of intellectual property acquired by BresaGen from CytoGenesis. Inc; and

o Report dated June 29, 2001 with respect to the carrying value of all BresaGen's intellectual property at that time.




Yours sincerely


D.H. RANDERSON
Managing Director


                                       18